__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 28 August 2003

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

__________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED
/s/ DOUGLAS GRATION
________________________________

Douglas Gration
Title: Company Secretary
Date: 28 August 2003

Telstra

28/08/2003

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Telstra Corporation Limited Financial Results for the Year ended 30 June 2003

In accordance with Listing Rules, I enclose the following for immediate release:

1. Appendix 4E – full year report;
2. Year end results and operations review – financial highlights and normalisation schedule;
3. Media release;
4. Full year financial report for the year ended 30 June 2003; and
5. Directors' report.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited and controlled entities

Appendix 4E
Preliminary final report
for the year ending 30 June 2003

Appendix 4E
Preliminary final report

Telstra Corporation Limited ABN 33 051 775 556

Financial year ended
30 June 2003

Results for announcement to the market

	Telstra Group			
	Year ended 30 June			
	2003 $m	2002 $m	Movement $m	Movement %
Extract from the Statement of Financial Performance				
Revenue from ordinary activities	**21,700**	20,928	772	3.7%
Net profit available to Telstra Entity shareholders	**3,429**	3,661	(232)	(6.3%)

For fiscal 2003 and fiscal 2002, all items included in our statement of financial performance are considered to be from ordinary activities. As a result, our profit from ordinary activities after tax available to Telstra Entity shareholders is the same as our net profit available to Telstra Entity shareholders.

During fiscal 2003, the following significant items impacted on the results recorded in our statement of financial performance:

- Our share of net losses of associates and joint venture entities included a $965 million write off of the carrying amount of our 50% owned joint venture, Reach Ltd. The decision to write off our investment was due to the depressed conditions in the global market for international data and internet capacity, resulting in high levels of excess capacity, intense price competition and lower than expected revenues.

- Our revenue from ordinary activities includes $570 million from the sale of a portfolio of seven office properties. The carrying value of these properties was $439 million at the time of sale, resulting in an increase to profit before income tax of $131 million.

- Our income tax expense includes a once-off benefit of $201 million relating to our election to form a tax consolidated group from 1 July 2002 under tax consolidation legislation. Under this legislation, tax values of assets for certain subsidiaries are reset according to set allocation rules. The once-off benefit reflects the increase in the future income tax arising from these reset tax values.

	Telstra Group	
	Year ended 30 June	
	2003 ¢	2002 ¢
Dividends per share (cents)		
Interim dividends		
- ordinary dividend	**12**	11
- special dividend	**3**	-
Final ordinary dividend	**12**	11
Total dividend	**27**	22

Our interim, special and final dividends for fiscal 2003 and fiscal 2002 are fully franked at a tax rate of 30%. The final ordinary dividend will have a record date of 26 September 2003 with payment to be made on 31 October 2003.

The directors decided to increase dividends for the year in the light of the strong generation of free cash flow. The strong free cash flow position was due mainly to reduced capital expenditure and proceeds from asset and investment sales.

Contents and reference page

Appendix 4E requirements	Reference
1. Reporting period and the previous corresponding period.	Refer to the 30 June 2003 financial report lodged with this document.
2. Results for announcement to the market.	Refer page 1 for "results for announcement to the market".
3. Statement of financial performance with notes to the statement.	Refer to the statement of financial performance on page 3 of this report.
4. Statement of financial position with notes to the statement.	Refer to the statement of financial position on page 4 of this report.
5. Statement of cash flows with notes to the statement.	Refer to the statement of cash flows on page 5 of this report.
6. Details of individual and total dividends or distributions and dividend or distribution payments.	Refer to the "results for announcement to the market" on page 1 of this report. Also refer to note 7: Dividends and note 28: Events after balance date in the 30 June 2003 financial report lodged with this document for additional information, including discussion on franking credits.
7. Details of dividend or distribution reinvestment plans in operation and the last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan.	Refer item 1 on page 7 of this report.
8. Statement of retained earnings.	Refer statement of changes in shareholders' equity on page 6 of this report.
9. Net tangible assets per security.	Refer item 2 on page 7 of this report.
10. Details of entities over which control has been gained or lost during the period.	Refer item 3 on page 7 of this report.
11. Details of associates and joint venture entities.	Refer note 24: Investments in joint venture entities and associated entities in our 30 June 2003 financial report lodged with this document.
12. Any other significant information needed by an investor to make an informed assessment of the entity's financial performance and financial position.	Refer item 4 on pages 7 and 8 of this report.
13. Accounting standards used in compiling reports by foreign entities (e.g. International Accounting Standards).	Not applicable.
14. A commentary on the results for the period.	Refer item 5 on pages 8 to 10 of this report.
15. A statement as to whether the report is based on accounts which have been audited or subject to review, are in the process of being audited or reviewed, or have not yet been audited or reviewed	Refer item 6 on page 10 of this report.
16. If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification.	Not applicable.
17. If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification.	Not applicable.

Statement of Financial Performance

for the year ended 30 June 2003

	Telstra Group	
	Year ended 30 June	
	2003	2002
	$m	$m
Ordinary activities		
Revenue		
Sales revenue	20,495	20,196
Other revenue (excluding interest revenue)	1,121	606
	21,616	20,802
Expenses		
Labour	3,204	3,240
Goods and services purchased	3,615	3,933
Other expenses	4,602	4,065
	11,421	11,238
Share of net losses of associates and joint venture entities	1,025	81
	12,446	11,319
Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)	9,170	9,483
Depreciation and amortisation	3,447	3,267
Earnings before interest and income tax expense (EBIT)	5,723	6,216
Interest revenue	84	126
Borrowing costs	879	896
Net borrowing costs	795	770
Profit before income tax expense	4,928	5,446
Income tax expense	1,534	1,796
Net profit	3,394	3,650
Outside equity interests in net loss	35	11
Net profit available to Telstra Entity shareholders	3,429	3,661
Other valuation adjustments to equity		
Net exchange differences on translation of non-Australian controlled entities' financial statements	(161)	(87)
Reserves recognised on equity accounting our interest in joint ventures and associates	(18)	41
Fair value reserve recognised on acquisition of controlling interest in joint venture entity	-	54
Adjustment to opening retained profits due to a change in an accounting standard	1,415	-
Valuation adjustments available to Telstra Entity shareholders and recognised directly in equity	1,236	8
Total changes in equity other than those resulting from transactions with Telstra Entity shareholders as owners	4,665	3,669
	¢	¢
Basic and diluted earnings per share (cents per share)	26.6	28.5
Total ordinary dividends per share (cents per share)	27.0	22.0

The above statement of financial performance is an extract from our full financial report. Refer to the 30 June 2003 financial report lodged with this document for the detailed notes to this statement.

Statement of Financial Position

as at 30 June 2003

	Telstra Group	
	As at 30 June	
	2003	2002
	$m	$m
Current assets		
Cash assets	1,300	1,070
Receivables	3,619	4,063
Inventories	260	204
Other assets	578	1,038
Total current assets	5,757	6,375
Non current assets		
Receivables	877	1,005
Inventories	14	20
Investments - accounted for using the equity method	159	1,197
Investments - other	96	105
Property, plant and equipment	23,012	23,421
Future income tax benefit	-	132
Intangibles - goodwill	2,018	2,063
Intangibles - other	1,146	1,358
Other assets	2,520	2,543
Total non current assets	29,842	31,844
Total assets	35,599	38,219
Current liabilities		
Payables	2,525	2,762
Interest-bearing liabilities	1,323	1,896
Income tax payable	660	632
Provisions	353	1,903
Revenue received in advance	973	1,037
Total current liabilities	5,834	8,230
Non current liabilities		
Payables	51	129
Interest-bearing liabilities	11,232	12,481
Provision for deferred income tax	1,814	1,987
Provisions	814	848
Revenue received in advance	432	438
Total non current liabilities	14,343	15,883
Total liabilities	20,177	24,113
Net assets	15,422	14,106
Shareholders' equity		
Telstra Entity		
Contributed equity	6,433	6,433
Reserves	(150)	14
Retained profits	9,137	7,661
Shareholders' equity available to Telstra Entity shareholders	15,420	14,108
Outside equity interests		
Contributed equity	1	212
Reserves	-	34
Retained profits/(accumulated losses)	1	(248)
Total outside equity interests	2	(2)
Total shareholders' equity	15,422	14,106

The above statement of financial position is an extract from our full financial report. Refer to the 30 June 2003 financial report lodged with this document for the detailed notes to this statement.

Statement of Cash Flows

for the year ended 30 June 2003

	Telstra Group	
	Year ended 30 June	
	2003	2002
	$m	$m
Cash flows from operating activities		
Receipts from trade and other receivables (inclusive of goods and services tax) (GST)	22,511	22,291
Payments of accounts payable and to employees (inclusive of GST)	(11,920)	(11,837)
Interest received	70	52
Borrowing costs paid	(999)	(897)
Dividends received	7	10
Income taxes paid	(1,536)	(1,503)
GST remitted to the Australian Taxation Office (ATO)	(1,076)	(1,018)
Net cash provided by operating activities	7,057	7,098
Cash flows from investing activities		
Payments for:		
- property, plant and equipment	(2,704)	(2,958)
- internal use software assets	(555)	(527)
- patents, trademarks and licences	(2)	-
- deferred expenditure	-	(6)
Capital expenditure (before investments)	(3,261)	(3,491)
- shares in controlled entities	(25)	(50)
- investment in joint venture and associated entities	(45)	(107)
- shares in listed securities and other investments	(1)	(14)
Investment expenditure	(71)	(171)
Total capital expenditure	(3,332)	(3,662)
Proceeds from:		
- sale of property, plant and equipment	797	194
- sale of patents, trademarks and licences	-	1
- sale of shares in controlled entities	12	-
- sale of joint venture entities and operations	3	-
- sale of associated entities	17	-
- sale of listed securities and other investments	7	176
- sale of business	4	33
Net cash used in investing activities	(2,492)	(3,258)
Cash flows from financing activities		
Proceeds from:		
- borrowings	5,914	13,487
- Telstra bonds	-	987
Repayment of:		
- borrowings	(6,315)	(15,441)
- Telstra bonds	(582)	(41)
- finance leases principal amount	(22)	(18)
Employee share loans (net)	33	40
Dividends paid	(3,345)	(2,831)
Net cash used in financing activities	(4,317)	(3,817)
Net increase in cash	248	23
Foreign currency conversion	(18)	(20)
Cash at the beginning of the year	1,070	1,067
Cash at the end of the year	1,300	1,070

The above statement of cash flows is an extract from our full financial report. Refer to the 30 June 2003 financial report lodged with this document for the detailed notes to this statement.

Statement of Changes in Shareholders' Equity

for the year ended 30 June 2003

Telstra Group

	Contributed equity $m	Reserves: Asset revaluation $m	Reserves: Foreign currency translation $m	Reserves: General $m	Reserves: Consolidation fair value $m	Retained profits $m	Outside equity interests $m	Total $m
Balance at 30 June 2001	6,433	32	(25)	4	-	6,795	483	13,722
- change in outside equity interests capital, reserves and accumulated losses (apart from interests in net profit)	-	-	-	-	-	-	(445)	(445)
- net profit/(loss)	-	-	-	-	-	3,661	(11)	3,650
- reserves recognised on equity accounting our interest in joint venture entities and associates	-	-	62	(21)	-	-	-	41
- adjustment on conversion of non-Australian controlled entities' financial statements	-	-	(87)	-	-	-	-	(87)
- dilution of outside equity interest on acquisition of controlled entity through additional share issue	-	-	-	-	-	29	(29)	-
- fair value adjustment on acquisition of controlling interest in joint venture entity	-	-	-	-	54	1	-	55
- transfer of foreign currency translation reserve on sale of controlled entities	-	-	(5)	-	-	5	-	-
- dividends	-	-	-	-	-	(2,830)	-	(2,830)
Balance at 30 June 2002	6,433	32	(55)	(17)	54	7,661	(2)	14,106
- adjustment to opening retained profits due to change in accounting standards	-	-	-	-	-	1,415	-	1,415
- change in outside equity interests capital, reserves and accumulated losses (apart from interests in net profit)	-	-	-	-	-	(8)	39	31
- net profit/(loss)	-	-	-	-	-	3,429	(35)	3,394
- reserves recognised on equity accounting our interest in joint venture entities and associates	-	-	(21)	3	-	-	-	(18)
- adjustment on conversion of non-Australian controlled entities' financial statements	-	-	(161)	-	-	-	-	(161)
- fair value adjustment on acquisition of controlling interest in joint venture entity	-	-	-	-	(4)	4	-	-
- transfer of foreign currency translation reserve and general reserve on sale of controlled entities and associates	-	-	(3)	22	-	(19)	-	-
- dividends	-	-	-	-	-	(3,345)	-	(3,345)
Balance at 30 June 2003	6,433	32	(240)	8	50	9,137	2	15,422

The above statement of changes in shareholders' equity is an extract from our full financial report. Refer to the 30 June 2003 financial report lodged with this document for the detailed notes to this statement.

1. Details of dividend or distribution reinvestment plans in operation

In fiscal 2003 and fiscal 2002, we had no dividend or distribution reinvestment plans in operation. In fiscal 2003, the Commonwealth owned 50.1% (2002: 50.1%) of our issued share capital. The Telstra Corporation Act 1991 (Cth) precludes any reduction in the Commonwealth's voting rights, percentage of paid-up capital or rights to distributions of capital or profit without amending legislation. As a result, we are restricted from introducing a dividend or distribution reinvestment plan that would reduce the Commonwealth's ownership below the current level.

2. Net tangible assets per security

	Telstra Group	
	Year ended 30 June	
	2003	2002
	¢	¢
Net tangible assets per security	109.4	97.5

3. Details of entities which control has been gained or lost having a material affect

We have not gained or lost control of any significant entities during fiscal 2003 that will materially affect users' understanding of the financial report as at 30 June 2003. Refer note 23: Investments in controlled entities of our 30 June 2003 financial report lodged with this document for additional details regarding our investment in controlled entities.

4. Any other significant information needed by an investor to make an informed assessment of the entity's financial performance and financial position

Statement of financial position

We continued to maintain a strong financial position with net assets of $15,422 million. Our net assets increased by $1,316 million, comprising a decrease in our total assets of $2,620 million and a decrease in total liabilities of $3,936 million.

The decrease in total assets of $2,620 million was primarily due to the following movements during the year:

* Current other assets decreased due to the sale of $434 million worth of land and buildings held for resale at 30 June 2002. In fiscal 2003, we entered into an agreement to sell and lease back the seven office properties;
* Non current receivables decreased mainly due to a reduction in our hedge receivable of $349 million, arising from exchange rate fluctuations. This was offset by a capacity prepayment entered into with our 50% owned joint venture entity, Reach Ltd (Reach). Our prepayment amounted to $230 million (US$143 million) and was funded by the partial redemption of our converting note in PCCW Limited (PCCW);
* Our investments accounted for, using the equity method, decreased due mainly to the write off of our investment in Reach, amounting to $965 million. This write off occurred due to the depressed conditions in the global market for international data and internet capacity, resulting in high levels of excess capacity, intense price competition and lower than expected revenues;
* Our property, plant and equipment decreased by $409 million due mainly to depreciation and amortisation charges and lower additions as a result of following tight control of our capital expenditure program; and
* Our future income tax benefits decreased by $132 million to $nil in fiscal 2003. As at 1 July 2002, the Telstra Entity elected to form a tax consolidated group. The future income tax benefits at formation of the tax consolidated group was recorded against the provision for deferred income tax.

The decrease in total liabilities of $3,936 million was primarily due to the following movements during the year:

* Current provisions decreased due to the change in the accounting for the final ordinary dividend. As the final ordinary dividend was not declared, determined or publicly recommended as at 30 June 2003, no provision has been raised in the statement of financial position. There has been no change in the timing of the dividends declared by the directors. The final ordinary dividend is now reported as an event after balance date and a provision is raised as at the date of declaration; and
* Current and non current interest bearing liabilities decreased by a combined $1,822 million, predominantly due to the repayment of our bank loans during fiscal 2003 from the free cash flow generated.

The increased dividends for the year and repayment of bank loans was as a result of the group maintaining a strong free cash flow position. We have gained cash through the sale of properties, continued strong company operating activities and through careful capital and cash management, resulting in a sustainable reduction in capital expenditure.

4. **Any other significant information needed by an investor to make an informed assessment of the entity's financial performance and financial position (continued)**

Statement of financial performance

In addition to our commentary on the results for the period, other significant information regarding our financial performance is included in our results for announcement to market and within note 3: Profit from ordinary activities in our 2003 financial report lodged with this document.

Statement of cash flows

We continued to generate strong cash flow from operating activities of $7,057 million (2002: $7,098 million). This position has resulted from continued tight control of expenditure and improved working capital management, partially offset by higher interest and tax payments.

Cash used in investing activities was $2,492 million, representing a decrease of $766 million from the prior year. The decrease is attributable to the continued tight control over our capital expenditure program in the current year, which reflected a decline in operating capital expenditure of 6.6% to $3,261 million (2002: $3,491 million). In addition, an increase of $603 million in our proceeds from property, plant and equipment was due mainly to the sale of a portfolio of seven office properties for $570 million.

Total cash flow before financing activities (free cash flow) increased to $4,565 million (2002: $3,840 million).

Our cash used in financing activities was $4,317 million (2002: $3,817 million) after dividend payments of $3,345 million (2002: $2,831 million) and net repayment of borrowings of $983 million (2002: $1,008 million).

5. **Commentary on the results for the period**

Our net profit after outside equity interests for the year was $3,429 million, representing a decrease of 6.3% on the prior year's net profit of $3,661 million. The decrease in net profit was largely attributable to the write off of the investment in our 50% owned joint venture, Reach Ltd (Reach) of $965 million in the first half of this fiscal year.

Earnings before interest and income tax expense (EBIT) was $5,723 million (2002: $6,216 million).

Total revenue (including interest revenue) for the year increased by 3.7% to $21,700 million (2002: $20,928 million) which included revenue of $570 million from the sale of seven office properties. Sales revenue was $20,495 million, representing a 1.5% increase on the prior year of $20,196 million. This increase was attributable to the inclusion of TelstraClear revenue for a full twelve months in fiscal 2003, whereas only 7 months were included in fiscal 2002.

Our full service telecommunications model is in place and is working well with the majority of our Australian service lines showing revenue growth. Basic access revenue increased, but was offset by decreases in local call, international direct and national long distance revenues due to price rebalancing initiatives. Mobile handset and fixed to mobile call revenue increased, largely due to continued growth in the number of mobiles in the Australian market. Internet and IP solution revenue experienced significant growth due to increased numbers of broadband and IP customers in a highly competitive market. Sensis directory services also showed improvement due to new print features and online initiatives.

Offsetting this growth was a decrease in ISDN and inbound calling products. ISDN revenue was down due to the migration of customers to other lower yield products while inbound calling products reflected the negative impact of increased competition resulting from Inbound Number Portability. Our various overseas entities also showed decreases in revenue, particularly Hong Kong CSL, as a result of the market conditions in the region. Overall, these decreases, particularly the overseas contribution, balanced the increases achieved in the Australian market resulting in moderate increase in total sales revenue.

Other revenue increased by $515 million to $1,121 million, primarily due to the sale of assets and investments, which included the sale of seven office properties.

5. **Commentary on the results for the period (continued)**

We continued to focus on cost control in fiscal 2003. Overall expenses increased by 8.3% to $16,772 million from $15,482 million in the prior year. A significant portion of this increase was attributable to the $965 million write off of the investment in our 50% owned joint venture, Reach. The cost of asset and investment sales and the inclusion of TelstraClear expenses for a full twelve months in fiscal 2003 also contributed to the overall increase in expenses.

Labour expenses were in line with the prior year at $3,204 million (2002: $3,240 million). Goods and services purchased decreased by 8.1% to $3,615 million in fiscal 2003 (2002: $3,933 million) due to a reduction in handset subsidies and lower network payments. Depreciation and amortisation expense increased by 5.5% to $3,447 million (2002: $3,267 million) due mainly to the growth in communications plant and software development asset additions. Other expenses increased by 13.2% to $4,602 million (2002: $4,065 million) in fiscal 2003 due mainly to the inclusion of the net book value of the seven office properties sold during the year.

The effective tax rate for fiscal 2003 was 31.1% compared with a rate of 33.0% in the prior year. In fiscal 2003, we benefited from a once-off adjustment of $201 million as a result of entering tax consolidations from 1 July 2002.

Investor return and other key ratios

Our earnings per share decreased to 26.6 cents per share in fiscal 2003 from 28.5 cents per share in the prior year. The reduction in earnings per share reflects the impact of lower net profit.

The directors have declared a final fully franked ordinary dividend of 12 cents per share ($1,544 million), bringing dividends per share for fiscal 2003 to 27 cents per share ($3,474 million). Total dividends in fiscal 2003 include our interim ordinary dividend of 12 cents per share and a special interim ordinary dividend of 3 cents per share. This represents an increase of 22.7% or 5 cents per share from fiscal 2002.

Other relevant measures of return to investors include the following:
* Return on average assets - 2003: 16.3% (2002: 17.5%)
* Return on average equity - 2003: 23.2% (2002: 26.8%)
* Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) - 2003: $9,170 million (2002: $9,483 million)

Return on average assets is lower in fiscal 2003 primarily due to a reduction in EBIT reflecting the write off of the investment in Reach. Return on average equity is lower in fiscal 2003 due to a reduction in EBIT reflecting the write off of the investment in Reach and a change in accounting policy on the timing of recognition of the final ordinary dividend in our financial report.

Segment information

During the year, three pre-existing business units of Telstra Retail, Telstra Mobile and Telstra Country Wide were restructured. The scope of Telstra Country Wide was increased as a result of the restructure and two new groups were formed, namely Telstra Consumer and Marketing and Telstra Business and Government. A separate group was established which comprises Telstra's broadband and online activities, as well as Telstra's directories business Sensis Pty Ltd and Telstra's media activities. This business is now known as Bigpond, Media Services and Sensis. Those segments not impacted by the restructure are consistent in their structure to previous years.

Due to this extensive restructure of the customer base, it was impracticable to restate our comparative information to reflect the position as if the new business segments and segment accounting policies existed in prior years. In accordance with applicable accounting standards, for both AGAAP and USGAAP, we have provided comparatives as they were under the previous organisational structure, as well as restating those lines that could be restated under the new structure in our 30 June 2003 financial report lodged with this document. Therefore, we are unable to provide a year on year review of segment information. Details of our current year segment results are included within note 5: Segment information, in our 30 June 2003 financial report.

Other information

No significant events have occurred after balance date for the year ended 30 June 2003, other than:

* On 28 August 2003, the directors of Telstra Corporation Limited declared a fully franked final ordinary dividend of 12 cents per ordinary share, payable on 31 October 2003 to those shareholders on record on 26 September 2003. A provision for dividend payable has been raised as at the date of declaration, amounting to $1,544 million;

5. **Commentary on the results for the period (continued)**

Other information (continued)

* On 28 August 2003, plans were announced to spend between $800 million and $1,000 million to buy-back a portion of the Telstra Entity's share capital, subject to regulatory approval. The share buy-back will be an off market buy-back and is the first step of a capital management program. The financial effect of the buy-back cannot be reliably estimated as yet;
* On 27 August 2003, we entered into an agreement to sell our 22.6% shareholding in our associated entity IBM Global Services Australia Limited (IBMGSA), subject to regulatory approvals. Revenue from the sale of this investment amounted to $154 million resulting in a profit before income tax expense of $149 million. We also modified a 10 year contract with IBMGSA to provide information technology services. This modification will result in an expense of $130 million being recorded in our fiscal 2004 statement of financial performance and the removal of $1,596 million of expenditure commitments disclosed as at 30 June 2003. In fiscal 2004, the net impact on our profit before income tax expense of this transaction will be $19 million; and
* On 18 July 2003, we sold our 16.4% remaining interest in Commander Communications Limited for $24 million.

The financial effect of the events after balance date have not been recognised in our statements of financial performance, financial position or cash flows for the year ending 30 June 2003.

For additional detailed information on our financial performance, refer to the 'year end results and operations review' also lodged with this report.

6. **Statement about the audit status**

Our preliminary final report is based on the Telstra Corporation Limited and controlled entities financial report as at 30 June 2003, which has been audited by the Australian National Audit Office (ANAO). Refer to the 30 June 2003 financial report for the independent audit report to the members of Telstra Corporation Limited.

Telstra Corporation Limited
Year end results and operations review
Year ended 30 June 2003

Strong cash flows and CAPEX management with EBIT growth

Financial highlights

- **Reported revenues** increased by 3.9% to $21.6 billion and **reported expenses** increased by 9.0% to $15.9 billion resulting in **reported earnings before interest and tax** (EBIT) decreasing by 7.9% to $5.7 billion. **Reported net profit after tax and minorities** (NPAT) decreased by 6.3% to $3.4 billion. The decrease in reported EBIT and NPAT is largely attributable to the non cash write off of the investment in Reach Ltd, of $965 million, in the first half of this fiscal year.
- **Underlying[1] sales revenue** increased by 0.5% to $19.9 billion, with growth across internet and IP solutions, PSTN rebalanced products, advertising and directories, and mobiles, offset by a decline in ISDN, inbound calling products and in revenue from controlled entities. **Underlying[1] total revenue** (excluding interest) increased by 0.3% to $20.2 billion.
- **Underlying[1] operating expenses** (before depreciation, amortisation & interest) declined by 1.8% to $10.0 billion, after strong cost reductions in the second half of 3.7%, driven by a decline in goods and services purchased. **Underlying[1] total expenses** (including depreciation and amortisation but before interest and tax) declined by 0.4% to $13.3 billion with underlying depreciation and amortisation growth of 4.1%.
- **Underlying [1] earnings before interest and tax** increased by 1.9% to $6.9 billion, from the combination of expense savings and revenue growth.
- **Underlying[1] profit after tax and minorities** increased by 6.4% to $4.4 billion with earnings per share increasing to 33.9 cents.
- **Operating capital expenditure** declined by 6.7% to $3.4 billion and represents 16.4% of reported sales revenue. **Domestic core operating capital expenditure [2]**declined by 7.5% to $3.2 billion.
- **Free cash flow[3]** increased by 18.9% to $4.6 billion driven by reduced capital expenditure and increased proceeds from asset and investment sales.
- A **fully franked dividend** of 12 cents per share has been declared and is payable on 31 October 2003. This represents a full year increase of 5 cents per share or 22.7%.
- **Telstra's performance** on customer service remains strong in provisioning new activations, and fault restorations in rural and remote areas, with lower urban restorations due to bushfires and lightning storms throughout the year.
- Retains a healthy **statement of financial position** and strong cash flows.

All results stated in $A unless otherwise indicated.
N/M refers to not meaningful.
All statistical data represents management's best estimates and excludes all Telstra internal usage statistics.

Footnotes:
1. Underlying results are produced to allow like for like comparison by removing those items which are either;
   i) not of a comparable nature owing to structural changes to the business e.g. acquisitions/consolidations;
   ii) significant and non recurring; or
   iii) not part of the core operations of the business.
   Underlying results EXCLUDE:
   (a) 30 June 2003 and 2002 proceeds from asset/investment sales and book value of asset/investment sales, and diminution in value of investments;
   (b) 30 June 2003 and 2002 revenue and expenses from new business ventures, namely Keycorp Ltd - July 2001 to June 2002 and TelstraClear – December 2001 to June 2002, and July 2002 to June 2003;
   (c) TelstraSaturn equity loss and TelstraClear pre-acquisition costs from the year ended 30 June 2002;
   (d) Costs associated with restructuring of the business;
   (e) The non cash write off of the investment in Reach and Reach contract exit transactions; and
   (f) The tax benefit from the accounting impact of tax consolidation.
2. Core operating capital expenditure is operating capital expenditure excluding HKCSL & TelstraClear operating capital expenditure.
3. Free cash flow = operating cash flow less cash used in investing activities.

Statement of financial performance 3
Cash flow summary 4
Statement of financial position - summary 4
Statistical data summary 5
Summary of operating results 6
Results of operations 8
Operating revenues 9
PSTN Rebalanced Products 10
Basic access 10
Local calls 11
PSTN value added services 11
National long distance calls 11
Fixed to mobile calls 12
International direct 12
Mobiles 13
Data 15
ISDN 16
Internet and IP solutions 17
Sensis (Advertising and Directories) 18
Intercarrier services 18
Inbound calling products 19
Solutions management 19
Various controlled entities 20
Customer premises equipment 21
Payphones 21
Other sales and services 22
Other revenue 23
Operating expenses 24
Labour expense 25
Goods and services purchased 26
Other expenses 28
Share of net equity accounted losses 30
Depreciation and amortisation 31
International 32
Hong Kong CSL Financial Summary 32
Reach Financial Summary 33
TelstraClear Financial Summary 34
Net Interest Expense 35
Income Tax Expense 35
Cash flow 36
Corporate Governance and Board Practices 38
Application of critical accounting policies 45
Normalisation Schedule 48
Normalisation Schedule (cont'd) 49
Quarterly Data 50
Product Reconciliation 51
Statement of Financial Position - detail 52

Statement of financial performance
for the year ended 30 June 2003

	Year Ended 30 June					
	2003		2002		Reported 2003/2002 Change %	Underlying[i] 2003/2002 Change %
	Reported	Underlying[i]	Reported (in $ million)	Underlying[i]		
PSTN re-balanced products						
Basic access	3,091	3,091	2,880	2,880	7.3	7.3
Local calls	1,567	1,567	1,643	1,643	(4.6)	(4.6)
PSTN value added services	272	272	261	261	4.2	4.2
National long distance	1,162	1,162	1,216	1,216	(4.4)	(4.4)
Fixed to mobile	1,517	1,517	1,419	1,419	6.9	6.9
International direct	307	307	336	336	(8.6)	(8.6)
Total PSTN re-balanced products	7,916	7,916	7,755	7,755	2.1	2.1
Mobiles						
Mobile services	3,227	3,227	3,242	3,242	(0.5)	(0.5)
Mobile handsets	381	381	226	226	68.6	68.6
Total Mobiles	3,608	3,608	3,468	3,468	4.0	4.0
Data and Internet						
Data	1,053	1,053	1,051	1,051	0.2	0.2
ISDN (Access and Calls)	951	951	1,037	1,037	(8.3)	(8.3)
Internet and IP solutions	802	802	605	605	32.6	32.6
Total Data and Internet	2,806	2,806	2,693	2,693	4.2	4.2
Sensis (Advertising and Directories)	1,217	1,217	1,135	1,135	7.2	7.2
Intercarrier services	1,170	1,170	1,124	1,124	4.1	4.1
Inbound calling products	494	494	562	562	(12.1)	(12.1)
Solutions management	487	487	477	477	2.1	2.1
Various Controlled Entities (excluding HK CSL)	928	380	921	574	0.8	(33.8)
Hong Kong CSL	908	908	1,080	1,080	(15.9)	(15.9)
Customer premises equipment	202	202	220	220	(8.2)	(8.2)
Payphones	148	148	154	154	(3.9)	(3.9)
Other sales & service	611	611	607	607	0.7	0.7
Sales revenue	20,495	19,947	20,196	19,849	1.5	0.5
Other revenue	1,121	262	606	291	85.0	(10.0)
Total revenue	21,616	20,209	20,802	20,140	3.9	0.3
Expenses:						
Labour	3,204	2,839	3,240	2,871	(1.1)	(1.1)
Goods and services purchased	3,615	3,252	3,933	3,741	(8.1)	(13.1)
Other expenses	4,602	3,830	4,065	3,573	13.2	7.2
Expenses before equity acc/depn/amort/interest	11,421	9,920	11,238	10,185	1.6	(2.6)
Share of net equity accounted losses	1,025	84	81	6	N/M	N/M
Total operating expenses & share of net equity accounted losses before depn/amort/interest	12,446	10,004	11,319	10,191	10.0	(1.8)
EBITDA	9,170	10,205	9,483	9,949	(3.3)	2.6
EBITDA excl share of net equity accounted losses	10,195	10,289	9,564	9,955	6.6	3.4
Depreciation	2,703	2,585	2,612	2,540	3.5	1.8
Amortisation (excl goodwill)	628	609	568	552	10.6	10.3
Goodwill amortisation	116	111	87	83	33.3	33.7
Total depn/amort	3,447	3,305	3,267	3,175	5.5	4.1
Total operating expenses & share of net equity accounted losses before interest	15,893	13,309	14,586	13,366	9.0	(0.4)
EBIT	5,723	6,900	6,216	6,774	(7.9)	1.9
EBIT excl share of net equity accounted losses	6,748	6,984	6,297	6,780	7.2	3.0
Net interest	795	704	770	729	3.2	(3.4)
PBT	4,928	6,196	5,446	6,045	(9.5)	2.5
Tax [i]	1,534	1,830	1,796	1,895	(14.6)	(3.4)
PAT (bef. min int)	3,394	4,366	3,650	4,150	(7.0)	5.2
Minority interest	(35)	1	(11)	49	N/M	N/M
PAT	3,429	4,365	3,661	4,101	(6.3)	6.4
Effective tax rate [ii]	31.1%	29.5%	33.0%	31.3%	(1.9)	(1.8)
EBITDA margin on sales revenue [ii]	44.7%	51.2%	47.0%	50.1%	(2.2)	1.1
EBIT margin on sales revenue [ii]	27.9%	34.6%	30.8%	34.1%	(2.9)	0.5
Earnings per share (12866.6m shares) (cents)	26.7	33.9	28.5	31.9	(6.3)	6.4

(i) Underlying tax calculations represent management's best estimates
(ii) The reported and underlying percentage growth represents the percentage movement from the prior corresponding period

Product definitions have been reviewed and where necessary in the year ended 30 June 2002, we adjusted comparative figures to align with changes in presentation in the year ended 30 June 2003. (Refer reconciliation on page 51).

Cash flow summary

For the year ended 30 June 2003

Cashflow Summary

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions)			%
Receipts from Customers	22,511	22,291	220	1.0
Payments to Suppliers/Employees	(11,920)	(11,837)	(83)	0.7
Net Interest and Finance Charges	(929)	(845)	(84)	9.9
Income Tax Paid	(1,536)	(1,503)	(33)	2.2
Dividends Received	7	10	(3)	(30.0)
GST Remitted to the ATO	(1,076)	(1,018)	(58)	5.7
Operating Cash Flow	7,057	7,098	(41)	(0.6)
Operating Capital Expenditure	(3,364)	(3,606)	242	(6.7)
Less Capitalised Interest	105	115	(10)	(8.7)
Operating Capital Expenditure	(3,259)	(3,491)	232	(6.6)
Investment Expenditure	(71)	(171)	100	(58.5)
Patents, Trademarks and Licences (including 3G spectrum)	(2)	0	(2)	N/M
Capital Expenditure - excluding Capitalised Interest	(3,332)	(3,662)	330	(9.0)
Receipts from Asset Sales/Other Proceeds	840	404	436	107.9
Cash flow used in Investing Activities	(2,492)	(3,258)	766	(23.5)
Free Cash Flow (Operating Cash Flow less Cash Flow used in Investing Activities)	4,565	3,840	725	18.9
Movements in Borrowings/Finance Leases	(1,005)	(1,026)	21	(2.0)
Employee Share Loans (Net)	33	40	(7)	(17.5)
Dividends Paid	(3,345)	(2,831)	(514)	18.2
Net Financing Activities	(4,317)	(3,817)	(500)	13.1
Net Cash Flow	248	23	225	N/M

Statement of financial position summary

As at 30 June 2003

Statement of Financial Position

	As at 30 June			
	2003	2002	Change	Change
	(in $ millions)			%
Current Assets	5,757	6,375	(618)	(9.7)
Intangibles	3,164	3,421	(257)	(7.5)
Property, Plant and Equipment	23,012	23,421	(409)	(1.7)
Total Non-Current Assets	29,842	31,844	(2,001)	(6.3)
Net Debt	10,972	12,268	(1,296)	(10.6)
Total Liabilities	20,177	24,113	(3,936)	(16.3)
Gross Debt	12,272	13,726	(1,454)	(10.6)
Net Assets/Shareholders' Equity	15,422	14,106	1,316	9.3

Statistical data summary

For the year ended 30 June 2003

Statistical Summary

	Year Ended 30 June			
	2003	2002	Change	Change %
Billable traffic data (in millions)				
Local calls (number of calls)	**9,794**	10,269	(476)	(4.6)
National long distance minutes [i]	**9,161**	9,170	(9)	(0.1)
Fixed-to-mobile minutes	**3,944**	3,691	253	6.9
International direct minutes	**740**	781	(41)	(5.2)
Mobile telephone minutes [ii]	**6,335**	5,780	555	9.6
Inbound Calling Products - B Party Minutes	**2,655**	3,345	(690)	(20.6)
Network and operations data				
Basic access lines in service [iii]				
Residential	**6.15**	6.35	(0.20)	(3.1)
Business	**2.60**	2.72	(0.12)	(4.4)
Total retail customers	**8.75**	9.07	(0.32)	(3.5)
Domestic wholesale	**1.56**	1.33	0.23	17.3
Total basic access lines in services (in millions)	**10.31**	10.40	(0.09)	(0.9)
FaxStream® services access lines (in thousands) [iv]	**390**	400	(9.93)	(2.5)
ISDN access (basic lines equivalents) (in thousands) [v]	**1,213**	1,268	(55)	(4.4)
Mobile services in operation (SIO) (in thousands) [vi]				
GSM	**5,812**	5,346	466	8.7
CDMA	**757**	596	161	27.0
Mobile services in operations	**6,569**	5,942	627	10.6
CDMA Wholesale SIO (in thousands)	**49**	38	11	29
Number of SMS sent (in millions)	**1,413**	1,011	402	40
Online subscribers (in thousands)				
Narrowband subscribers	**1,158**	1,056	102	9.7
Broadband subscribers [vii]	**361**	169	192	113.6
Total online subscribers	**1,519**	1,225	294	24.0
FOXTEL subscribers (in thousands)				
FOXTEL cable subscribers	**478**	487	(9)	(1.8)
FOXTEL direct to home satellite subscribers	**358**	313	45	14.4
Total FOXTEL subscribers	**836**	800	36	4.5
Value-added services (in thousands)				
Mobile messagebank customers	**5,499**	5,062	437	8.6
Easycall® call waiting customers	**5,605**	5,605	0	0.0
Fixed line Messagebank® customers	**1,444**	1,448	(4)	(0.3)
Calling number display customers	**994**	897	97	10.8
Employee data				
Domestic full-time staff [viii]	**37,169**	40,427	(3,258)	(8.1)
Full-time staff and equivalents [ix]	**42,064**	44,977	(2,913)	(6.5)

[i] Includes national long distance minutes from our public switched telephone network (PSTN) and independently operated payphones to Australian fixed telephones. Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks, and FaxStream® services

[ii] Includes all calls made from mobile telephones including long distance, international and data calls. Excludes Hong Kong CSL.

[iii] Excludes advanced access services, such as ISDN services

[iv] Facsimile access product.

[v] Expressed in equivalent number of clear voice channels.

[vi] Excludes Hong Kong CSL SIOs.

[vii] Within Broadband, Broadband subscribers include DSL Layer 2 and 3S subscribers; retail products include cable, satellite, ISP, HyperConnect and ADSL, while wholesale products include Flexstream, DSL layer 2 and DSL layer 3S

Summary of operating results

For the year ended 30 June 2003

Telstra Corporation Limited reported a profit after tax and minorities (PAT) of $3,429 million for the year ended 30 June 2003, compared with $3,661 million for the prior year. The decrease of 6.3% was due mainly to the non cash write off of the investment in Reach Ltd of $965 million, partly offset by the sale of a number of assets and investments (inclusive of the seven commercial properties) with a profit after tax of $176 million, and a tax benefit of $201 million reflecting the accounting impact of the tax consolidation.

After adjusting to allow like for like comparisons with the year ended 30 June 2002, as detailed on the normalisation schedule, underlying[1] PAT increased by 6.4% to $4,365 million with earnings per share increasing to 33.9 cents. Underlying[1] EBIT increased by 1.9% to $6,900 million, and underlying[1]EBITDA increased by 2.6% to $10,205 million.

EBIT growth of 7.9% for the second half of the 2003 year, comprised revenue growth of 1.2% and expense reductions of 2.0%. Expense reductions were attributable to the decline in goods and services purchased, primarily network payments.

Revenue

The increase in **reported sales revenue** of 1.5% was mainly driven by the inclusion of TelstraClear revenue for the full twelve months. TelstraClear was acquired in December 2001 and therefore only seven months of consolidated results were included in the prior year. **Reported total revenue** increased by 3.9% including revenue from the sale of seven commercial properties of $570 million.

Underlying[1] sales revenue increased by 0.5%, benefiting from the continuing impact of rebalancing initiatives. This resulted in an increase in basic access revenue, partly offset by decreases in local call and national long distance revenues. Growth in internet and IP products, mobiles, fixed to mobiles, advertising and directories and intercarrier revenues, was offset by a decline in ISDN, inbound calling products and revenues in controlled entities, including Hong Kong CSL. **Underlying[1] total revenue** increased by 0.3% and included a decline in other revenue attributable to government tender revenues. Revenue from various controlled entities, including Hong Kong CSL, declined sharply in the fourth quarter, with flat total revenue growth.

Domestic sales revenue increased by 2.0% to $18,929 million.

Expenses

The increase in **reported total expenses** of 9.0% includes the non cash write off of the investment in Reach Ltd, cost of asset and investments sold, and Telstra Clear expenses for twelve months.

Underlying[1] operating expenses (before equity accounted losses, and depreciation/amortisation) declined by 2.6% largely due to a 13.1% decline in underlying[1] goods and services purchased, comprising reduced network payments for services provided by Reach. This was offset by an increase in underlying[1] other expenses due to higher service contracts and agreements, including the reclassification of some costs previously capitalised. Underlying[1] operating expenses after equity accounted losses but before depreciation and amortisation declined by 1.8%. **Underlying[1] total expenses** (including depreciation and amortisation but before interest and tax) declined at a lesser rate because of depreciation and amortisation growth of 4.1%.

Reported net interest expense increased primarily due to lower interest receipts for the PCCW convertible note.

Reported tax expense decreased giving an effective tax rate of 31.1%. Income tax expense includes a once off benefit of $201 million relating to our election to form a tax consolidation group from 1 July 2002, as a result of the tax consolidation legislation that became applicable during the year. Under this legislation, certain tax values of a subsidiary's assets are reset according to set allocation rules. The once off benefit reflects the increase in the future income tax benefit arising from these reset tax values.

Free cash flow[3] increased by 18.9% due to reduced capital expenditure and receipt of proceeds from asset and investment sales. After removing the impact of the sale of seven commercial properties in the current year and the sale of Computershare in the prior year, free cash increased by 8.4%.

Operating cashflow declined 3.2% in the second half of the 2003 year attributable to an additional $113 million, subsequent to the re-introduction of handset subsidies on selected special offerings, and higher receivables.

Treasury operations

Telstra financial position remains strong with current credit ratings of AA-, Aa3 and AA- from S&P, Moody's and Fitch respectively.

Dividends

A fully franked dividend of 12 cents per share has been declared and is payable on 31 October 2003. This represents a full year increase of 5 cents per share or 22.7%.

For enquiries on these results contact:

David Moffatt
Chief Financial Officer
Telstra Corporation Limited

Wayne Treeby
General Manager, Investor Relations
Telstra Corporation Limited
Phone: 61 3 9634 8014
Email: Investor.relations@team.telstra.com

Operating and Financial Review and Prospects

Results of operations

Table 1 - Results of operations

	Year Ended 30 June					
	2003		2002		Reported 2003/2002 Change	Underlying[1] 2003/2002 Change
	Reported	Underlying[1]	Reported	Underlying[1]		
	(in $ million)				%	%
Sales revenue	20,495	19,947	20,196	19,849	1.5	0.5
Other revenue	1,121	262	606	291	85.0	(10.0)
Total revenue	21,616	20,209	20,802	20,140	3.9	0.3
Operating Expenses (before equity acc/depn/amort/interest)	11,421	9,920	11,238	10,185	1.6	(2.6)
Share of equity accounted losses	1,025	84	81	6	N/M	N/M
Total Operating Expenses (before depn/amort/interest)	12,446	10,004	11,319	10,191	10.0	(1.8)
Depreciation & amortisation	3,447	3,305	3,267	3,175	5.5	4.1
Total operating expenses & share of net equity accounted losses before interest	15,893	13,309	14,586	13,366	9.0	(0.4)
Earnings before interest & tax (EBIT)	5,723	6,900	6,216	6,774	(7.9)	1.9

The following table illustrates reported and underlying[1] results for the years ended 30 June 2003 and 2002.

Reported earnings before interest and tax (EBIT) declined, driven by a number of items in the years ended 30 June 2003 and the year ended 30 June 2002 that occurred making like for like comparisons difficult. After adjusting for these items, underlying[1] EBIT increased by 1.9%.

The items requiring adjustment for this comparison are reflected on the normalisation schedule on page 48, and consist of:

- The write down in investments of $991 million, largely comprising the non cash write off of the investment in Reach Ltd of $965 million in the current year, compared with $122 million in the prior year;
- Reach contract exit expenses of $41 million in the current year;
- Restructuring expenses for employee redundancies of $281 million in the current year, compared with $289 million in the prior year;
- Asset and investment sales generated EBIT of $198 million in the current year and loss before interest and tax of $5 million in the prior year;
- TelstraClear generated a loss before interest and tax of $61 million in the current year, and $68 million loss before interest and tax in the prior year (seven months only). TelstraSaturn's equity accounted loss in the prior year was $75 million (including TelstraClear pre acquisition costs of $48 million);
- Keycorp contributed an EBIT of $1 million in the prior year. Keycorp did not contribute to the results, as of 28 June 2002 it is no longer a controlled entity, with a carrying value of nil.

Operating revenues

The following table includes reported and underlying[1] operating revenues for the years ended 30 June 2003 and 2002.

Table 2 - Operating revenue by major product and service category

	Year Ended 30 June					
	2003		2002			
	Reported	Underlying[1]	Reported	Underlying[1]	Reported 2003/2002 Change %	Underlying[1] 2003/2002 Change %
			(in $ million)			
PSTN re-balanced products						
Basic access	3,091	3,091	2,880	2,880	7.3	7.3
Local calls	1,567	1,567	1,643	1,643	(4.6)	(4.6)
PSTN value added services	272	272	261	261	4.2	4.2
National long distance	1,162	1,162	1,216	1,216	(4.4)	(4.4)
Fixed to mobile	1,517	1,517	1,419	1,419	6.9	6.9
International direct	307	307	336	336	(8.6)	(8.6)
Total PSTN re-balanced products	7,916	7,916	7,755	7,755	2.1	2.1
Mobiles						
Mobile services	3,227	3,227	3,242	3,242	(0.5)	(0.5)
Mobile handsets	381	381	226	226	68.6	68.6
Total Mobiles	3,608	3,608	3,468	3,468	4.0	4.0
Data and Internet						
Data	1,053	1,053	1,051	1,051	0.2	0.2
ISDN (Access and Calls)	951	951	1,037	1,037	(8.3)	(8.3)
Internet and IP solutions	802	802	605	605	32.6	32.6
Total Data and Internet	2,806	2,806	2,693	2,693	4.2	4.2
Sensis (Advertising and Directories)	1,217	1,217	1,135	1,135	7.2	7.2
Intercarrier services	1,170	1,170	1,124	1,124	4.1	4.1
Inbound calling products	494	494	562	562	(12.1)	(12.1)
Solutions management	487	487	477	477	2.1	2.1
Various Controlled Entities (excl HK CSL)	928	380	921	574	0.8	(33.8)
Hong Kong CSL	908	908	1,080	1,080	(15.9)	(15.9)
Customer premises equipment	202	202	220	220	(8.2)	(8.2)
Payphones	148	148	154	154	(3.9)	(3.9)
Other sales & service	611	611	607	607	0.7	0.7
Sales revenue	20,495	19,947	20,196	19,849	1.5	0.5
Other revenue	1,121	262	606	291	85.0	(10.0)
Total revenue	21,616	20,209	20,802	20,140	3.9	0.3

The reasons for the reported revenue increase of 3.9% were:

- Asset and investment sales in the current year of $859 million, compared with $302 million in the prior year. The sale of seven commercial properties in the current year for $570 million is the main driver of the year on year increase;

- TelstraClear revenue for the twelve months ended 30 June 2003 was $548 million, compared with $296 million in the prior year where there were only seven months of results included, as control was taken from 1 December 2001;

- the increase is partly offset by the inclusion of Keycorp revenue of $64 million in the prior year. As of 28 June 2002, Keycorp was no longer a controlled entity, and therefore did not contribute any revenue in the current year.

After excluding these items, underlying[1] revenue increased by 0.3%.

The continuing impact of rebalancing initiatives has resulted in an increase in basic access revenue, partly offset by reductions in local calls, international direct and national long distance revenues. Growth in internet and IP products, mobiles, fixed to mobile, advertising and directories, and intercarrier revenues, was offset by a declines in ISDN, inbound calling products and revenues from controlled entities, including Hong Kong CSL.

PSTN Rebalanced Products

Explanations for the increase of 2.1% in total PSTN re-balanced products are reflected in the following tables.

Basic access

Table 3 - Basic access

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions except for statistical data)			%
Basic access revenue				
Retail	2,677	2,521	156	6.2
Domestic wholesale	414	359	55	15.3
Total basic access revenue	3,091	2,880	211	7.3
Basic access lines in service (in millions)				
Residential	6.15	6.35	(0.20)	(3.1)
Business	2.60	2.72	(0.12)	(4.4)
Sub-total	8.75	9.07	(0.32)	(3.5)
Domestic wholesale	1.56	1.33	0.23	17.3
Total access lines in service (in millions)	10.31	10.40	(0.09)	(0.9)

Basic access revenue increased primarily due to access price rebalancing. As part of these initiatives, Telstra has introduced pricing packages that positively affect basic access revenue growth, despite an overall decrease of 0.9% in the number of basic access lines in service. The decline in basic telephone access lines is due to competition and migration to products such as internet and mobiles.

Basic access revenue experienced fourth quarter growth of 0.9%, after third quarter growth of 8.6%. The growth in the fourth quarter was impacted by the change in treatment of pensioner discounts in March 2003. Pensioner discounts were previously offset across basic access, local calls, national long distance and fixed to mobile. They are now being offset entirely in basic access.

Local calls

Table 4 - Local calls

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions except for statistical data)			%
Local call revenue				
Retail	**1,348**	1,413	(65)	(4.6)
Domestic wholesale	**219**	230	(11)	(4.8)
Total local call revenue	**1,567**	1,643	(76)	(4.6)
Number of local calls (in millions)	**9,794**	**10,269**	(476)	(4.6)

Local call revenue declined due to the impact of competition and migration to mobiles, fixed to mobile, internet, and ISDN. In addition, as part of re-balancing initiatives, Telstra is offering customers a number of pricing packages, lowering local call prices by an average of 0.6%. For example, Homeline™ Plus package allows customers to choose lower call price options that carry higher access charges. The reduction in yield is despite Homeline™ Plus customers increasing by 7.0% to approximately 3.1 million in the current year.

PSTN value added services

Table 5 - PSTN value added services

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions)			%
PSTN value added services revenue				
Retail	**240**	230	10	4.3
Domestic wholesale	**32**	31	1	3.2
Total PSTN value added services revenue	**272**	261	11	4.2

Revenue for PSTN value added services increased and was attributable to the attractiveness of the pricing and packaging initiatives, particularly to retail customers, which is reflected by increases in calling number display and call return services.

National long distance calls

Table 6 - National long distance calls

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions except for statistical data)			%
National long distance revenue				
Retail	**1,156**	1,208	(52)	(4.3)
Domestic wholesale	**6**	8	(2)	(25.0)
Total national long distance revenue	**1,162**	1,216	(54)	(4.4)
National long distance minutes (in millions)	**9,161**	**9,170**	(9)	(0.1)

Revenue for national long distance calls declined even though volumes have been maintained. However, the effective price paid by customers has reduced as a result of rebalancing initiatives, introduced through the increased take up of rebalanced packages with capped price calls.

Fixed to mobile calls

Table 7 - Fixed to mobile calls

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions except for statistical data)			%
Fixed to mobile revenue				
Retail	**1,501**	1,401	100	7.1
Domestic wholesale	**16**	18	(2)	(11.1)
Total fixed to mobile revenue	**1,517**	1,419	98	6.9
Fixed to mobile minutes (in millions)	**3,944**	3,691	253	6.9

Fixed to mobile revenue increased due to an increase in fixed to mobile minutes, largely due to continued growth in the number of mobile services in the Australian market. Increase in call connection fees for Business line customers from 25 cents to 27.5 cents effective August 2002 has assisted in maintaining yield, despite the introduction of lower capped price calls.

International direct

Table 8 - International direct

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions except for statistical data)			%
International direct revenue	**307**	336	(29)	(8.6)
International direct minutes (in millions)	**740**	781	(41)	(5.2)

International direct revenue declined due to a decrease in minutes because customers migrated to products such as ISDN, internet and mobiles, and continued competitive pressure on yield per minute.

In addition there has been increased use of offerings such as 0018 Free ½ hour and 10 minute capped calls under Homeline rebalancing initiatives. Call connection fee increases have partly offset the decrease in yield per minute.

Mobiles

Table 9 - Mobiles

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions except for statistical data)			%
Mobiles revenue	**3,608**	3,468	140	4.0
Comprising:				
Access fees and call charges	**2,570**	2,734	(164)	(6.0)
Value added services				
International roaming	**153**	143	10	7.0
Mobile messagebank	**166**	149	17	11.4
Mobile data	**338**	216	122	56.5
Total value added services	**657**	508	149	29.3
Mobile services revenue	**3,227**	3,242	(15)	(0.5)
Mobile handset sales	**381**	226	155	68.6
Total mobiles goods and services revenue [i]	**3,608**	3,468	140	4.0
GSM mobile SIO (in thousands)	**5,812**	5,346	466	8.7
CDMA mobile SIO (in thousands)	**757**	596	162	27.0
Total mobile SIO (in thousands)	**6,569**	5,942	628	10.6
Prepaid mobile SIO (in thousands)	**2,288**	1,880	408	21.7
Postpaid mobile SIO (in thousands)	**4,281**	4,062	219	5.4
Total mobile SIO (in thousands)	**6,569**	5,942	627	10.6
Deactivation rate [ii]	**18.4%**	14.7%	3.7	-
Deactivation rate (excl prepaid deactivations) [iii]	**9.1%**	14.7%	(5.6)	-
Total mobile telephone minutes (in millions) [iv]	**6,335**	5,780	555	9.6
Average minutes per SIO per month	**84**	87	(3)	(3.4)
	(in $ per service in operation)			
Average revenue per user per month	**42.99**	48.60	(5.61)	(11.5)
Average prepaid revenue per user per month	**13.78**	10.05	3.73	37.1
Average postpaid revenue per user per month	**57.59**	63.16	(5.57)	(8.8)
Mobile data revenue per SIO per month	**4.51**	3.24	1.27	39.2

Note:
average revenue per user per month is calculated using average SIOs

(i) Excludes revenue from:

- call termination charges, including calls from our fixed network which we categorise as fixed to mobile;
- resale of GSM and CDMA services to other carriers which is recognised as intercarrier services revenue; and
- HK CSL which is recognised as various controlled entity revenue.

(ii) Deactivations rate now excludes transfers of: account names, services between Telstra's GSM and CDMA networks, and services between prepaid and postpaid. The prior year comparative has been restated to exclude such transfers.

(iii) In addition to excluding the above in (ii), this rate also excludes deactivations of inactive prepaid services. There were no deactivations of inactive preaid services in the prior year.

(iv) Outbound minutes based on calling party pays billing.

The decline in mobile services revenue, despite an increase in minutes, was largely driven by:

- the change in the mobiles business model, replacing handset subsidies with the introduction of loyalty bonuses in January 2002. This reduced revenue by $97 million in the current year compared with $4 million in the prior year;
- customers utilising the value of included calls to a greater extent than the previous period;
- early termination charges (ETC) have decreased by 79.1% as the charge has been waived for customers who have chosen to switch from subsidised contracts to the New World program, where customers purchase the handsets outright;
- the higher percentage of new customers connecting to pre-paid services. Pre-paid customers display diverse usage patterns and there is a high number of low use customers. At 30 June 2003, pre-paid SIOs comprised 34.8% of total SIOs, compared with 31.6% at 30 June 2002.

Partly offsetting the decrease in mobile services revenue is:

- Mobile data revenue increased by 56.5% year on year. Driving this increase is Short Message Service (SMS) revenue growth of 53.9%, attributable to the increase in message volumes due to ease of use associated with handsets, and good responses to initiatives such as "SMS 4 Smith Family on Christmas Day". Price increases from 20 cents to 25 cents in November 2001 have also contributed to the increase;
- Messagebank revenue increased 11.4% year on year, driven by the increase in the number of SIOs with messagebank activated of 8.6%;
- CDMA postpaid increased 23.9% year on year, driven by increased minutes of use. CDMA services comprise 11.5% of mobile services, compared with 10.0% at June 2002, and continued to grow at 27.0% in the current year. This was mostly in response to marketing campaigns and new program offers.

To ensure that Telstra's SIO base reflects active and revenue generating customers, a six month recharge period was introduced for new prepaid services. Statistical data is reported net of the 582,367 deactivated prepaid services where the recharge period lapsed. Net of these deactivations, SIOs continue to display strong growth of 10.6% for the current year. The deactivation rate increase of 3.7% year on year was driven by the deactivation of prepaid customers. Excluding these customers, the deactivation rate declined by 5.6 percentage points.

Mobile handset sales increased by 68.6% in the current year largely driven by:

- the change in the mobiles business model, which reduced handset subsidies, resulting in customers either purchasing phones outright or through the Mobile Repayment Option (MRO); and
- the average cost of handsets increasing due to technological advancements.

Data

Table 10 - Data

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions except for statistical data)			%
Data revenue				
Frame relay	354	323	31	9.6
ATM	73	73	0	0.0
Digital data services	287	316	(29)	(9.2)
Leased lines	271	268	3	1.1
International private lines	37	68	(31)	(45.6)
Other data	31	3	28	N/M
Total data revenue	1,053	1,051	2	0.2
Permanent Virtual Circuits (in thousands)				
Frame	28	25	3	12.0
ATM	15	11	4	36.4

Data revenue was steady despite facing strong competition against technologically advanced IP and DSL based product options.

Frame relay revenue grew due to migration from digital data services, leased lines and international private lines.

Digital data services revenue fell as it is a mature product and customers are migrating to newer technologies and greater bandwidth to meet application needs.

Leased lines are mature products. Growth was distorted by Transend product revenue of $19 million, recognised in data revenue in the current year. In the prior year Transend product revenue was recognised in various controlled entities revenue.

International private line revenue decreased due to competition, excess capacity in the market and the migration to Frame Relay.

Other data growth is distorted by Argent product revenue of $29 million being recognised in data revenue in the current year. In the prior year, Argent product revenue was recognised in various controlled entities revenue.

Data revenue remained relatively flat during the fourth quarter, with 0.8% growth, compared with 7.8% growth in the third quarter, due to an unusually low third quarter result in the 2002 financial year.

ISDN

Table 11 - ISDN

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions except for statistical data)			%
ISDN revenue				
Access	390	452	(62)	(13.7)
Calls	561	585	(24)	(4.1)
Total ISDN revenue	951	1,037	(86)	(8.3)
ISDN access lines (basic access line equivalents) (in thousands)	1,213	1,268	(55)	(4.3)

ISDN access revenue decreased largely due to loss of access volumes (basic access line equivalents), particularly during the migration from the old technology ISDN platform, which closed in November 2002, and migration to products such as Frame Relay and wholesale DSL. In addition the fees for the semi permanent circuit option on the old platform were treated as access revenue, providing customers with free calls. The equivalent offering on the new platform allows customers to have discounted and capped call prices. These plan fees are treated entirely as call revenue.

ISDN call revenue decreased largely driven by a decline in data call revenue of 12.9%. ISDN data customers are migrating to products such as Direct Internet Access Service, ADSL and Telstra Private Internet Provider Solutions. The overall decrease in ISDN call revenue was partly offset by an increase in voice call revenue of 6.2%. This increase was driven by the introduction of charging customers for thirty minute blocks of time, rather than a per minute basis, together with a greater proportion of customers using ISDN for voice instead of data.

Internet and IP solutions

Table 12 - Internet and IP solutions

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions except for statistical data)			%
Internet & IP solutions revenue				
Online broadband	**253**	143	110	76.9
Online narrowband	**297**	252	45	17.9
Internet direct	**120**	111	9	8.1
IP solutions	**120**	84	36	42.9
Other	**12**	15	(3)	(20.0)
Total Internet & IP solutions revenue	**802**	605	197	32.6
Broadband subscribers (i) - Wholesale (in thousands)	**121**	25	96	384.0
Broadband subscribers - Retail (in thousands)	**240**	144	96	66.7
Total Broadband subscribers (i) (in thousands)	**361**	169	192	113.6
Narowband subscribers (ii) - Retail (in thousands)	**1,158**	1,056	102	9.7
Total online subscribers (in thousands)	**1,519**	1,225	294	24.0

(i) Broadband subscribers include DSL Layer 2 and 3S subscribers of 67,493 in the current year, with nil in the prior year. The revenues for these subscribers are recorded as Intercarrier, equating to $16 million for the current year, with nil in the prior year.

(ii) Narrowband subscriber comparatives for the year ended 30 June 2002 have been restated to exclude Family Mail users in Big Pond Home, Active Mail users in Big Pond business and webhosting accounts.

Internet and IP solutions revenue increased driven by:

- Continued strong growth in broadband subscribers of 113.6%, combined with the introduction of excess usage billing for our BigPond™ broadband customers;
- Continued growth in our narrowband subscribers of 9.7%. As the dial up market matures, Telstra has been focusing on acquisition and retention of subscribers. For example, in October 2002, BigPond™ Business customers benefited from a price reduction with increased hours of use and a reduced additional hourly charge for each plan;
- Internet direct revenues increased primarily due to the growth in a highly competitive market. Growth has been achieved via simplified packages offering customers integrated internet and connectivity solutions, flexibility with access connection types and pricing campaigns that encourage customers to upgrade both access type and speed;
- IP solutions increased driven by Telstra's portfolio of IP Services performing strongly in a market characterised by aggressive price behaviour. This product group is in the growth phase of the product life cycle, with SIO volumes increasing across Private IP Solutions of 59.1% and Wideband solutions of 131.3%, albeit off a low base.

Sensis (Advertising and Directories)

Table 13 - Sensis (Advertising and Directories)

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions)			%
Sensis (Advertising and Directories)	1,217	1,135	82	7.2

Sensis (Advertising and Directories) revenue increased due to the launching of new print features in Yellow Pages®, including Red Bold, Colour in Column and Banner Ads accounting for the revenue growth in Yellow Pages of 3.6%. White Pages® revenue increased by 18.2%, largely attributable to the introduction of a new format segregating residential and business customers in the Sydney, Adelaide and Brisbane metropolitan books. In addition, online and electronic products experienced growth of 34.8%, largely due to new customers and product enhancements for Yellow Pages® OnLine and the acquisition of CitySearch™.

Intercarrier services

Table 14 - Intercarrier services

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions)			%
Intercarrier services revenue	1,170	1,124	46	4.1

The increase in intercarrier services revenue was driven by:

- Increased volumes across both mobiles and PSTN/ISDN originating and terminating access. However, this was partially offset by the reduction of interconnect rates for PSTN/ISDN originating and terminating access. In addition, the rate reduction in mobile originating and terminating access through commercial negotiations with wholesale customers. These rate reductions are consistent with the industry trend toward lower interconnect rates;
- increased SMS interconnect revenues of 39.8%, driven by a 33.9% increase in volumes.

This is partly offset by decreasing yield in wholesale leased transmission due to excess capacity within the industry.

Inbound calling products

Table 15 - Inbound calling products

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions except for statistical			%
Inbound calling products revenue	**494**	562	(68)	(12.1)
B party minutes (in millions)	**2,655**	3,345	(690)	(20.6)
A party calls (in millions)	**918**	919	(1)	(0.1)

Inbound calling product revenue declined primarily due to Inbound Number Portability (INP). This has created a more competitive environment, having a negative impact on prices and volumes.

INP has had a large impact on revenue derived from Freecall 1800 and the B party (called party) revenue of Priority One3 and Priority 1300 products, decreasing by 24.3% and 27.9% respectively. These products consist of a major base of customers and have been significantly affected by competition.

Solutions management

Table 16 - Solutions management

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions)			%
Solutions management revenue	**487**	477	10	2.1

Revenue from solutions management is derived from managing all or part of a customer's information technology or telecommunications services.

Solutions management revenue increased primarily due to:

- an increase of 6.2% in the Telstra Managed Services business primarily, due to a combination of once off exit penalties charged to customers and the renewal of long-standing customer contracts;
- small to medium enterprise and corporate hosting revenue increased by 38.6%, however this was from a relatively small base;
- partly offset by a decline of 28.7% in managed radio services revenue, due to the completion of major customer contracts in the year ended 30 June 2002.

Various controlled entities

Table 17 - Various controlled entities

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions)			%
Total controlled entity - reported	**1,836**	2,001	(165)	(8.2)
Less adjustments	**548**	347	201	57.9
Total controlled entity - underlying	**1,288**	1,654	(366)	(22.1)
Comprising:				
Hong Kong CSL	**908**	1,080	(172)	(15.9)
NDC	**159**	175	(16)	(9.1)
Telstra Multimedia	**57**	61	(4)	(6.6)
Telstra International - Vietnam	**1**	79	(78)	(98.7)
Mobitel	**8**	30	(22)	(73.3)
Telstra Europe	**40**	47	(7)	(14.9)
Other	**114**	182	(68)	(37.4)
	1,288	1,654	(366)	(22.1)

Reported revenue from various controlled entities declined. After excluding TelstraClear in the years ended 30 June 2003 and 2002, and Keycorp in the year ended 30 June 2002, underlying[1] various controlled entities revenue declined by 22.1%, driven by:

- Hong Kong CSL sales revenue declined year on year due to the economic downturn in Hong Kong as well as the effects of the SARS epidemic. A foreign exchange impact of $113 million as a result of the Hong Kong dollar depreciating against the Australian dollar, also contributed to the decline;
- NDC revenues declined due to the current climate of reduced capital expenditure within the telecommunications industry;
- The Vietnam and Cambodia Business Co-operation Contract (BCC) revenue sharing ended in March 2002 as scheduled, resulting in lower revenues. This venture contributed $79 million of revenue in the year ended 30 June 2002;
- The inclusion of the Transend and Argent product revenue of $61 million in the year ended 30 June 2002, through Telstra's interest in Keycorp, also contributed to this decline. Transend and Argent revenues are currently recognised as data revenues; and
- The sale of Mobitel in October 2002, representing a decline of $22 million.

Customer premises equipment

Table 18 - Customer premises equipment

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions)			%
Customer premises equipment revenue	202	220	(18)	(8.2)

Revenue from customer premises equipment decreased principally due to the sale of the PABX business in the first half of 2002, consistent with Telstra's strategy to exit the customer premises equipment market, and the continued competition in the market with an expanding range of products. There was also a continuing decline in revenue from rental telephones and fees charged for the installation, maintenance and changes to services, offset partially by an increase in revenue from the sale of consumer products.

Payphones

Table 19 - Payphones

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions except for statistical			%
Payphones revenue	148	154	(6)	(3.9)
Payphones (in thousands)	67	71	(4)	(5.6)

Payphones revenue decreased driven by:

- a reduction in the number of Telstra operated payphones of 1.5% due to increased competition and the gradual removal of older technology phones such as coin only and credit card;
- a reduction in the number of privately operated payphone services of 7.9%; and
- substitution to other products, in particular mobiles.

Other sales and services

Table 20 - Other sales and services

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions)			%
Total other sales and services - underlying				
Telstra information and connection services	**128**	144	(16)	(11.1)
Customnet and spectrum	**112**	125	(13)	(10.4)
Virtual private network	**27**	42	(15)	(35.7)
Card services	**84**	100	(16)	(16.0)
Security Products	**48**	43	5	11.6
Conferlink	**48**	50	(2)	(4.0)
Commercial works	**36**	46	(10)	(21.7)
Cable recoveries	**56**	12	44	366.7
Other	**72**	45	27	60.0
Total other sales and services	**611**	607	4	0.7

Telstra information and connection services are traditional voice services and the product group has shown declining revenue, as customers move to online directory services rather than using the traditional operator assisted and directory services.

Virtual private network (VPN), in both our domestic and international VPN products also declined. This was primarily driven by domestic VPN with the utilisation of this product decreasing due to the migration to ISDN and IP based products.

Other revenue has increased largely driven by a new cable recovery and recycling project, which commenced in May 2002 and is scheduled to conclude in early fiscal 2004.

Other revenue

Table 21 - Other revenue

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions)			%
Total other revenue - reported	**1,121**	606	515	85.0
Less adjustments	**859**	315	544	N/M
Total other revenue - underlying	**262**	291	(29)	(10.0)
Comprising:				
Dividends received/receivable	**1**	1	(0)	N/M
USO Levy Receipts	**72**	62	10	16.1
Rental/Leases	**33**	44	(11)	(25.0)
Miscellaneous revenue	**156**	184	(28)	(15.2)
	262	291	(29)	(10.0)
Where adjustments comprise:				
Revenue from sale of:				
Property, plant and equipment	**811**	246	565	N/M
Controlled Entities	**17**	0	17	N/M
Listed securities and other corporations	**7**	22	(15)	(68.2)
Patents, trademarks and licences	**0**	1	(1)	N/M
Joint Ventures	**3**	0	3	N/M
Associates	**17**	0	17	N/M
Business	**4**	33	(29)	(87.9)
Miscellaneous revenue	**0**	13	(13)	N/M
Total adjustments	**859**	315	544	N/M

Reported other revenue increased primarily due to the sale of assets, including the sale of seven commercial properties for $570 million.

Excluding this revenue and other revenue generated from sales of assets and investments, other revenue declined by 10.0% in the year ended 30 June 2003 when compared with the prior year. This decrease was primarily due to a decline in government tender revenue, such as the untimed local call project.

Operating expenses

The following table illustrates reported and underlying[1] expenses for years ended 30 June 2003 and 2002.

Table 22 - Operating expenses

	Year Ended 30 June					
	2003		2002			
	Reported	Underlying[1]	Reported	Underlying[1]	Reported 2003/2002 Change	Underlying[1] 2003/2002 Change
	(in $ million)				%	%
Expenses						
Labour	3,204	2,839	3,240	2,871	(1.1)	(1.1)
Goods and services purchased	3,615	3,252	3,933	3,741	(8.1)	(13.1)
Other expenses	4,602	3,830	4,065	3,573	13.2	7.2
Expenses before equity acc/depn/amort	11,421	9,920	11,238	10,185	1.6	(2.6)
Share of net equity accounted losses	1,025	84	81	6	N/M	N/M
Total operating expenses & share of net equity accounted losses before depn/amort/interest	12,446	10,004	11,319	10,191	10.0	(1.8)
Total depn/amort	3,447	3,305	3,267	3,175	5.5	4.1
Total operating expenses & share of net equity accounted losses before interest	15,893	13,309	14,586	13,366	9.0	(0.4)

Reported operating expenses increased, and included:

- $965 million non cash write off of the investment in Reach Ltd;
- $41 million Reach contract exit costs;
- $609 million of expenses from TelstraClear;
- $661 million of costs relating to asset and investment sales;
- $26 million for the write down of other investments; and
- $281 million of costs relating to restructuring.

In comparison, the year ended 30 June 2002 included:

- $364 million of expenses from TelstraClear;
- $75 million of expenses from TelstraSaturn (including TelstraClear pre-acquisition costs of $48 million);
- $63 million of expenses from Keycorp;
- $307 million of costs relating to asset and investment sales;
- $122 million for the write down of other investments; and
- $289 million of costs relating to restructuring.

After excluding these items in the 2003 and 2002 financial years, operating expenses decreased by 0.4%. Excluding depreciation and amortisation, operating expenses decreased by 1.8%.

Labour expense

Table 23 - Labour expense

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions except for statistical data)			%
Total labour expense - reported	**3,204**	3,240	(36)	(1.1)
Less adjustments	**365**	369	(4)	N/M
Labour expense - underlying	**2,839**	2,871	(32)	(1.1)
Restructuring expenses included in adjustments	**281**	289	(8)	(2.8)
Full time staff & equivalents - reported [i]	**42,064**	44,977	(2,913)	(6.5)
Less adjustments - TelstraClear	**1,290**	1,189	101	8.5
Full time staff & equivalents - underlying	**40,774**	43,788	(3,014)	(6.9)

[i] Includes NDC full time & equivalents. Corresponding labour expense is recorded in costs of external contracting - NDC.

Reported labour expenses decreased. After excluding the impact of TelstraClear, Keycorp and restructuring costs, labour expenses decreased by 1.1%, driven by:

- a decline in underlying full time staff and equivalents from 43,788 to 40,774;
- a decline in contractor agency costs by diverting some call centre activities to outsourcers with a corresponding increase in costs of service contracts and other agreements;
- a decline in long service leave provisions in line with an actuarial review and workers compensation provisions consistent with recent legislative amendments. This was partly offset by a lower 10 year bond rate in the current year, driving higher employee provisions; and
- a reduction in overtime due to the continued focus on cost reductions and process improvement initiatives.

These decreases were partly offset by;

- motor vehicle salary package costs now being recognised as labour expense. These were recognised in other expenses in the year ended 30 June 2002;
- the adoption of AGAAP accounting for annual leave and superannuation expenses by Hong Kong CSL in the year ended 30 June 2003; and
- salary increases of $70 million or 2.0% following new enterprise agreements and annual reviews.

Based on the latest actuarial advice provided on the financial position of the Telstra Superannuation Scheme as at 30 June 2000, it is expected that a surplus in the superannuation scheme will continue. However, this depends on the performance of the fund. There has been a reduction in the value of the assets of the fund over the period and therefore Telstra is closely monitoring the situation in light of current financial market performance.

Goods and services purchased

Table 24 - Goods and services purchased

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions)			%
Total goods and services purchased - reported	**3,615**	3,933	(318)	(8.1)
Less adjustments	**363**	192	171	N/M
Total goods and services purchased - underlying	**3,252**	3,741	(489)	(13.1)
Comprising:				
Goods and services purchased - underlying				
Cost of goods sold	**556**	578	(21)	(3.8)
Usage commissions	**235**	246	(11)	(4.5)
Handset subsidies	**282**	410	(129)	(31.2)
Network payments	**1,631**	1,871	(240)	(12.8)
Costs of external contracting - NDC	**135**	184	(49)	(26.6)
Other	**414**	452	(38)	(8.4)
	3,252	3,741	(489)	(13.1)

Reported goods and services purchased decreased. Included in the reported results are costs relating to TelstraClear and Keycorp for non-comparable periods, and costs relating to the exit of the Reach contract. After excluding these items, goods and services purchased declined by 13.1%.

Decreases in cost of goods sold were attributable to:

- lower activity in the Hong Kong mobile market with stronger competitive pressures, in addition to exchange rate movements;
- the reclassification of costs associated with international network payments, and costs relating to Foxtel's customer sales and service centre to service contracts and other agreements; and
- the completion of managed radio services contracts.

This was partly offset by an increase in mobiles cost of goods sold, due to:

- the sale of handsets to customers following the change in handset offerings under the 'more 4 you' and 'more 4 business' promotions and the take up of the Mobile Repayment Option;
- higher costs associated with new technological advanced handsets with features such as colour screens, MMS and telephonic ring tones; and
- CDMA's increasing portion of the changing product mix, as CDMA handsets have a higher average cost than GSM handsets, partly offset by lower cost of handsets due to the bulk purchase of handsets for recent promotions.

Usage commissions decreased primarily due to the termination of a major dealer agreement. In addition, commissions in the post paid mobiles market declined as SIOs reached the end of their commissionable period, and the re-negotiation of contracts with major external dealers. This has been partly offset by increased prepaid usage contracts due to increases in the Prepaid SIO base.

Handset Subsidies have declined mainly due to the progressive removal of handset subsidies from October 31, 2001. In January 2002, Telstra introduced the "New World", package where subsidies became available only for corporate customers and on limited special offers. This has led to a decline year on year in new connections and upgrades with handsets. In a strategy designed to stimulate the mobiles market and grow activations, subsidies have been re-introduced on selected special offerings since late November 2002.

Network payments decreased due to reductions in international call volumes and charges from Reach for international network connections, following the commencement of a new pricing structure from January 2003. Additional benefit came from the more favourable $US exchange rate in the current year. The decrease in network payments was partly offset by increased domestic network payments from higher volumes across mobiles and SMS terminating, coupled with the reclassification of costs associated with international PoPs from cost of goods sold.

A decrease in costs of external contracting (costs of activities provided by NDC to external parties) in the year ended 30 June 2003 when compared with the prior year, is due to productivity gains and lower activity levels.

Other expenses

Table 25 - Other expenses

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions)			%
Total other expenses - reported	**4,602**	4,065	537	13.2
Less adjustments	**772**	492	280	56.9
Total other expenses - underlying	**3,830**	3,573	257	7.2
Comprising:				
Rental expense on operating leases	**635**	665	(30)	(4.5)
Bad/doubtful debts	**186**	208	(23)	(10.6)
Reduction in value of inventories	**5**	2	4	150.0
Net foreign currency conversion losses/(gains)	**(17)**	18	(35)	(194.4)
Auditors fees	**6**	5	1	20.0
Service contracts and other agreements	**1,706**	1,397	309	22.1
Marketing	**306**	276	30	10.9
General administration	**736**	753	(17)	(2.3)
Other operating expense	**267**	249	18	7.2
Total other expenses - underlying	**3,830**	3,573	257	7.2
Where adjustments comprise:				
Net book value of assets sold:				
Property, plant and equipment	**637**	250	387	154.8
Investments in controlled entities	**12**	(3)	15	N/M
Investments in joint associated entities	**8**	0	8	N/M
Investments in listed entities and other corporations	**9**	27	(17)	(66.7)
Businesses	**(6)**	33	(39)	(118.2)
Net book value of assets sold:	**661**	307	354	115.3
Reduction in value of investments	**26**	122	(96)	(78.7)
Other adjustments (TelstraClear & Keycorp)	**86**	63	22	N/M
Total Adjustment	**772**	492	280	56.9

The increase in reported other expenses was driven by the cost of asset and investment sales of $661 million, which includes the sale of seven commercial properties in the current year, compared with $307 million in the prior year. The inclusion of TelstraClear for incomparable periods also contributed to the increase, with $85 million in the current year compared with $48 million in the prior year. This increase was partly offset by a decline in the written down value of investments of $96 million and the inclusion of Keycorp for non comparable periods of $15 million.

After excluding the cost of asset and investment sales, writedown of investments and other expenses relating to TelstraClear and Keycorp, other expenses increased 7.2%, driven by:

- Service contracts and other agreements increased largely due:
  - one off impacts, such as; the reclassification of Wideband and associated recovery costs capitalised in the prior period. An amount of $43 million represents the amount capitalised in the year ended 30 June 2002, with a further $30 million recognised in current expenditure. Service contracts and other agreements also increased due to a new cable recovery and recycling project, scheduled to conclude in early fiscal 2004;
  - outsourcing of some call centre activities with a corresponding decrease in labour expense due to a reduction in contractor agency staff. Telstra also outsourced our mobiles National Activation Centre, which was previously managed internally. There have also been various new projects embarked upon, changes in scope and price variations in relation to our network platform. In addition, costs relating to Foxtel's customer sales and service centre

are currently recognised as service contracts and other agreements, these were recognised as cost of goods sold in the prior year;

- Marketing costs increased due to sponsorships and new initiatives such as Loop, SMS, Xgen and Telstra Home 101 Messages;

The increases were partly offset by the following declines:

- Currency conversion costs decreased primarily due to currency gains on the Australian dollar for dividend and current account hedging costs, due to the appreciation of the Australian dollar;

- Rental expenses associated with Hong Kong CSL due to substantial rent reductions in Hong Kong property market and a reduction in number of rented properties, there has also been a favourable exchange rate movement. This was partly offset by higher rental costs after the sale of seven commercial properties;

- Bad debts decreased primarily due to lower provision requirements in the year ended 30 June 2003 partly offset by Mobile Repayment Option (MRO) debt provisions;

- General administration decreased due to declines in postage/freight/courier, and printing and stationary costs;

- The change in treatment of motor vehicle salary package costs as these costs were recognised in labour expenses in the year ended 30 June 2003.

Share of net equity accounted losses

Table 26 - Share of net equity accounted losses

	Year Ended 30 June			
	2003 (in $	2002	Change	Change %
Share of net equity accounted losses - reported	**1,025**	81	944	N/M
Less adjustments	**941**	75	866	N/M
Share of net equity accounted losses - underlying	**84**	6	78	N/M

Reported net equity accounted losses increased primarily due to the non cash write off of the investment in Reach Ltd of $965 million. This was partly offset by the impact of Reach contract exit benefit to the equity accounted result for the year 30 June 2003 and TelstraClear pre-acquisition costs and TelstraSaturn equity accounted losses totalling $75 million included in the year ended 30 June 2002.

After excluding these items, equity accounted losses increased $78 million primarily due to;

- Reach recording an equity loss of $5 million in the current year compared to an equity profit of $53 million in the prior year. Equity accounting of Reach was suspended on 31 December 2002, when the carrying value of the investment was written off;
- increased losses in Xantic;
- increased losses in Solution 6. On 20 June 2003 Telstra sold its remaining shares in Solution 6; and
- decreased profits in PT Mitra Global Telekomunikasi Indonesia;

This was partly offset by:

- no longer equity accounting for Dynegy since its sale in August 2001. Final settlement was received in April 2003; and
- a decrease in Australian Japan Cable losses.

Depreciation and amortisation

Table 27 - Depreciation and amortisation

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions)			%
Total depreciation and amortisation - reported	**3,447**	3,267	180	5.5
Less adjustments	**142**	92	50	N/M
Total depreciation and amortisation - underlying	**3,305**	3,175	130	4.1
Comprising:				
Depreciation	**2,585**	2,540	45	1.8
Amortisation (excl goodwill)	**609**	552	57	10.3
Amortisation (goodwill)	**111**	83	28	33.7
	3,305	3,175	130	4.1

Reported depreciation and amortisation increased mainly due to the growth in communications plant and software development asset additions, which is consistent with the level of capital expenditure over recent years. The inclusion of depreciation and amortisation for TelstraClear has also contributed towards the increase. This is partly offset by, lower depreciation for land and buildings due to the sale of seven commercial properties and the general downsizing of owned vehicles.

After excluding TelstraClear and Keycorp, depreciation and amortisation for the year ended 30 June 2003 increased 4.1% when compared with the prior year. Included in this was an increase in amortisation of goodwill of 33.7% with $24m attributable to our increased shareholding in Hong Kong CSL from 1 July 2002.

International

Hong Kong CSL Financial Summary

Table 28 - Hong Kong CSL Financial Summary(i)

	Year Ended 30 June			
	2003	2002	**2003**	2002
	(in A$ millions)		(in HK$ millions)	
Total Revenue	**920**	1,084	**4,224**	4,433
Total Opex	**568**	746	**2,610**	3,037
EBITDA	**352**	338	**1,614**	1,396
EBIT	**108**	79	**770**	393
Capital Expenditure	**68**	70	**320**	323
EBITDA margin	**38.3%**	31.2%	**38.2%**	31.5%

(i) Amounts presented in HK$ have been prepared in accordance with AGAAP. Amounts presented in A$ have been prepared in accordance with AGAAP and represent amounts included in Telstra's consolidated result.

HK CSL delivered a solid performance despite an adverse operating environment. Hong Kong is currently experiencing one of its worst economic downturns in decades with this situation worsened by the outbreak of SARS in March. Furthermore, in February, one of HK CSL's competitors initiated an aggressive price reduction to attract new subscribers. HK CSL chose not to participate in the price war but instead compete on quality of service. EBITDA margins were protected and brand superiority maintained by taking prompt actions to reduce variable and discretionary costs through productivity improvements without impacting service levels or brand positioning.

The SARS epidemic is now under control and recovery is evident in CSL's IDD and outbound roaming revenue, although inbound roaming revenue remains flat.

Revenue decline in A$ has been exaggerated by the depreciating HK$ against the A$, with A$113 million of the A$164 million decline to due adverse currency fluctuations.

Following Telstra's 100% acquisition of HK CSL there was capital restructure of HK CSL to bring HK CSL in line with appropriate gearing ratios as well as reduce balance sheet exposure to foreign currency fluctuations. This capital restructure involved repatriation of funds to Telstra via a special divided payment for HK$1.2 billion (A$226 million). The dividend payment and a foreign currency gain associated with the capital restructure (HK$222m) are eliminated on consolidation into the Telstra accounts.

HK CSL is well positioned to drive profitable revenue growth by introducing new mobile services ranging from business and financial applications to entertainment contents for it's high share of premium and business customers.

Reach Financial Summary

Table 29 - Reach Financial Summary [(i)]

	Year Ended 30 June			
	2003		2002	
	US$ million	A$ million	US$ million	A$ million
Total Revenue	**1,074**	N/A	**1,297**	2,468
EBITDA	**246**	N/A	**417**	793
EBIT	**61**	N/A	**206**	491
Net Profit	**(46)**	N/A	**83**	255
Telstra 50% Share		57		129
Less amortisation of goodwill (ii)		(60)		(119)
Add amortisation of unrealised profit		22		43
Equity Accounted profit (excl. investment write off)		19		53
Net write down of investment in Reach		(965)		0
Equity accounted profit / (loss)		(946)		53
Less Adjustments				
Net write down of investment in Reach		965		0
Reach contract exit		(24)		0
Equity accounted profit / (loss) - underlying		(5)		53

(i) Amounts presented in USD$ have been prepared in accordance with USGAAP. Amounts presented in A$ have been prepared in accordance with AGAAP.
(ii) Equity accounting of Reach ceased as at 31 December 2002

Reach has been operating in a difficult environment for a sustained period of time. Prices for international voice and data carriage have been falling at a rapid rate but growth in usage has not been sufficient to compensate for the loss in revenue caused by price reductions. Consequently, at the half year, Telstra wrote down the value of the investment in REACH to nil and suspended equity accounting accordingly.

The results above include payments made by Telstra and PCCW as part of arrangements that committed to purchase levels up to 31 December 2002.

Reach implemented a number of changes during the six months ended 30 June 2003 to improve its performance, including:

- a change of CEO and replacement of a number of senior executives;
- re-negotiation of the US$1.5 billion bank loan, which was successfully concluded in April 2003 and will provide Reach with the financial flexibility and an appropriate capital structure; and
- implementation of a cost reduction program with a staff redundancy program to further reduce overheads and rebalance the work force.

These changes are both necessary and important to ensuring the long term success of Reach, with some tangible improvements in the business being observed.

TelstraClear Financial Summary

Table 30 - TelstraClear Financial Summary (i)

	Year Ended 30 June			
	2003	2002	**2003**	2002
	(in A$ millions)		(in NZ$ millions)	
Total Revenue	**548**	296	**651**	354
Total Opex	**467**	281	**525**	337
EBITDA	**81**	15	**126**	17
EBIT	**(60)**	(72)	**(35)**	(78)
Capital Expenditure	**119**	102	**134**	122
EBITDA margin	**14.8%**	5.1%	**19.4%**	4.8%

(i) Amounts presented in NZ$ have been prepared in accordance with NZGAAP. Amounts presented in A$ have been prepared in accordance with AGAAP and represent amount included in Telstra's consolidated result. TelstraClear was first consolidated into Telstra's accounts in December 2001. June 2002 results are for a seven month period.

TelstraClear is now a 100% owned controlled entity of Telstra, following the purchase of Austar's 42% stake in April 2003.

TelstraClear has improved EBITDA margins by increasing revenue, particularly data and voice products, realising operational efficiencies, achieving merger benefits and regulatory outcomes with regards to wholesale purchasing.

TelstraClear continues to seek improved regulatory decisions, which will enable it to broaden its customer base throughout New Zealand during the 2004 financial year.

Net Interest Expense

Table 31 - Net Interest Expense

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions)			%
Gross interest expenses	**984**	1,011	(27)	(2.7)
less capitalised interest	**(105)**	(115)	10	(8.7)
Interest expense	**879**	896	(17)	(1.9)
Interest received/receivable	**84**	126	(42)	(33.3)
Net Interest - reported	**795**	770	25	3.2
Less adjustments	**91**	41	50	N/M
Net Interest - underlying	**704**	729	(25)	(3.4)

Reported net interest increased for the year ended 30 June 2003 due to a variety of factors including;

- the impact of TelstraClear financing for the full fiscal year as compared to only seven months in 2002 fiscal year and a reduction in holdings of financial assets following the special dividend;
- a minor increase in average short term interest rates year on year; and
- reduced interest received for the PCCW converting note as results in the current year include interest received on a USD $190 million converting note, further reduced to USD $53 million in April 2003. In the prior year interest was received on a USD $750 million convertible note.

After adjusting for the impact of financing TelstraClear and Keycorp, underlying net interest decreased by 3.4%.

Income Tax Expense

Reported income tax expense declined by 14.6% driven largely by a once off benefit of $201 million relating to our election to form a tax consolidation group from 1 July 2002, as a result of the tax consolidation legislation that became applicable during the year. Under this legislation, certain tax values of a subsidiary's assets are reset according to set allocation rules. The once off benefit reflects the increase in the future income tax benefit arising from these reset tax values. After taking this into account and adjusting to allow like for like comparisons, underlying[1] income tax expense declined 3.4%.

Cash flow

Table 32 - Cash flow data

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions)			%
Net cash provided by operating activities	7,057	7,098	(41)	(0.6)
Net cash used in investing activities	(2,492)	(3,258)	(766)	(23.5)
Free Cash Flow	4,565	3,840	725	18.9
Net cash used in financing activities	(4,317)	(3,817)	500	13.1
Net increase/(decrease) in cash	248	23	225	N/M
Free Cash Flow	4,565	3,840	725	18.9
Adjustment: Large, one off asset or investment sales	570	155	415	N/M
Free Cash Flow (excl large, one off asset or investment sales	3,995	3,685	310	8.4

Free cash flow for the period increased driven by reduced capital expenditure and increased proceeds from asset and investment sales. After removing the impact of the sale of seven commercial properties in the current year and the sale of Computershare in the prior year, free cash increased by 8.4%.

Table 33 - Net cash used in investing activities

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions)			%
Switching	376	661	(285)	(43.1)
Transmission	378	416	(38)	(9.1)
Customer access	959	929	30	3.2
Mobile telecommunications networks	449	255	194	76.1
International telecommunications infrastructure	193	233	(40)	(17.2)
Capitalised software	555	559	(4)	(0.7)
Other	454	553	(99)	(17.9)
Operating capital expenditure	3,364	3,606	(242)	(6.7)
Capitalised interest included in above	(105)	(115)	10	(8.7)
Capital expenditure excluding capitalised interest	3,259	3,491	(232)	(6.6)
Add: patents, trademarks and licences (including 3G spectrum	2	0	2	0.0
Add: investments	71	171	(100)	(58.5)
Capitalised expenditure (excl. int.) and investments	3,332	3,662	(330)	(9.0)
Sale of capital equipment, investments and other	(840)	(404)	(436)	107.9
Net cash used in investing activities	2,492	3,258	(766)	(23.5)
Capital expenditures (including interest) and investments	3,437	3,777	(340)	(9.0)
Domestic core operating capital expenditure(i)	3,177	3,434	(257)	(7.5)

(i) Domestic core operating capital expenditure is operating capital expenditure excluding HKCSL & TelstraClear operating capital expenditure.

Net cash provided by operating activities decreased, principally driven by higher interest payments from the early swap closeouts associated with early repayment of the TelstraClear bank loan plus some restructuring of Telstra corporate debt. Growth in revenue received from customers was offset by increased supplier, employee and tax payments.

Net cash used in investing activities decreased, driven by increased proceeds from asset and investment sales and a reduction in capital expenditure.

The increased proceeds from asset and investment sales in the year, is due mainly to the sale of seven commercial properties for $570 million. In the prior year asset and investment proceeds included the sale of Computershare for $155 million.

Operational capital expenditure for the current year, excluding any investments, was reduced by 6.7% to $3.4 billion and is 16.4% of sales revenue. The reduction in capital expenditure is due to tighter control over the capital expenditure program as a result of improved processes. The key areas of movement on capital expenditure for the current year compared with the year ended 30 June 2002 include:

- lower domestic switching expenditure due to productivity gains from the use of higher capacity equipment installed for reduced unit cost together with reduced demand for traditional switched network services as customers shift to newer broadband related products;
- reduced transmission expenditure due to the inclusion of costs in the prior period as capital which in the current period have been reclassified as expense ($43 million);
- lower international networks expenditure driven by the absence of any capital expenditure in Vietnam in the current period due to the expiration of the Vietnam BCC contract in the prior year;
- increased mobile expenditure from the rollout of new CDMA technology (1xRTT) into all capital cities in the current year and a significant increase in spend on government sponsored programs , namely untimed local call tender and expansion in the coverage of the GSM network;
- increased Customer Access Network (CAN) expenditure to meet the demand driven ADSL rollout and for the establishment of the Regional Network Taskforce, a proactive rehabilitation program for the minor rural segment.

Investment expenditure for the year ended 30 June 2003 of $71 million is a reduction of 58.5% on the prior year. Included in the investment expenditure for the current year is the acquisition of the remaining 42% in TelstraClear for $25 million, Foxtel equity injections of $50 million and small returns of capital. Prior year acquisitions included CitySearch ($17 million) and TelstraClear ($40 million) with equity injections including Foxtel ($42 million), Australian Japan Cable ($40 million) and Telstra Saturn ($25 million).

Corporate Governance and Board Practices

The Telstra board aims for best practice in the area of corporate governance. This section describes the main corporate governance practices in place during fiscal 2003.

The board

Telstra directors are accountable to shareholders for the proper management of Telstra's business and affairs and delegate responsibility for day-to-day management to the chief executive officer (CEO).

The board's key responsibilities are to:

- establish, monitor and modify Telstra's corporate strategies;
- ensure best practice corporate governance;
- appoint the CEO and approve succession plans;
- monitor the performance of Telstra management;
- ensure that appropriate risk management systems, internal control and reporting systems and compliance frameworks are in place and are operating effectively;
- monitor financial results;
- approve decisions concerning Telstra's capital, including capital restructures, and dividend policy; and
- comply with the reporting and other requirements of the Telstra Corporation Act.

The board has adopted a formal charter and separate operating principles that detail the role and responsibilities of the board and its members.

The maximum number of directors provided for by our constitution is 13 and we currently have 12 directors on the board. A casual vacancy to the board may be filled or an additional director appointed, up to the maximum number of directors, either:

- by the directors after consulting with the Communications Minister; or
- by an ordinary resolution of shareholders.

The CEO is an executive director. The chairman, the deputy chairman and other members of the board are non- executive directors. The tenure of the CEO is linked to his executive office, while one third of all other directors are subject to retirement by rotation each year. Directors who retire by rotation may be re-elected. A director appointed by the directors is subject to re-election at the next annual general meeting. The board's general policy on board membership for non-executive directors is:

- the maximum retirement age is 72 years; and
- the maximum tenure is 12 years (i.e. four terms of three years).

Non-executive directors' remuneration is determined in accordance with Telstra's constitution. Directors and board committees are able to obtain professional advice independent of management or Telstra's advisers, at Telstra's cost.

Meetings of the board

The board meets for both scheduled meetings and on other occasions to deal with specific matters that require attention between scheduled meetings.

The regular business of the board includes business investments and strategic matters, governance and compliance, chief executive officer's report, financial reports and, on a rotational basis, business unit reviews. The board also liaises with senior management as required and may consult with other Telstra employees and advisers and seek additional information.

Committees of the board

The board also operates through committees that hold responsibility for particular areas. The two main committees are the Audit Committee and the Appointments and Compensations Committee. Each committee operates in accordance with a written charter, operating principles and Telstra's constitution.

Audit Committee

The Audit Committee is a committee of the board of directors whose primary functions are to:

- assist the board in its oversight of the reliability and integrity of accounting policies and financial reporting and disclosure practices;
- provide advice to the board on financial statements, due diligence, financial systems integrity and business risks to enable the board to fulfil its fiduciary and stewardship obligations; and
- assist the board in establishing and maintaining processes to ensure that there is:
  - compliance with all applicable laws, regulations and company policies; and
  - an adequate system of internal control, management of business risks and safeguard of assets.

Subject to the role of the Auditor-General (as explained below), the Audit Committee (not management) is also responsible for approving all audit engagement fees and programs, as well as all non-audit engagements by Telstra's external auditors.

Membership of the Audit Committee

The Audit Committee is comprised of at least three members who must be non-executive directors who are independent of Telstra management and free from any relationship that, in the business judgment of the board, would interfere with the exercise of their independent judgment as a member of the committee. Each member must also have a working familiarity with basic finance and accounting practices.

In addition, the chairman of the Audit Committee must not be the chairman of the board of directors and no director may serve as a member of the committee if such director serves on the audit committees of more than two other public companies.

The members of the Audit Committee during fiscal 2003 were:

- John Stocker (Chairman);
- John Ralph;
- Charles Macek;
- Anthony Clark
- Belinda Hutchinson; and
- Catherine Livingstone.

In February 2003 Belinda Hutchinson resigned as a member of the Audit Committee. Catherine Livingstone was appointed a member of the Audit Committee in June 2003.

Meetings of the Audit Committee

The Audit Committee meets at least four times per year or more frequently as circumstances require. Board members are entitled to attend Audit Committee meetings and the committee may ask management, the external auditors and/or others to attend meetings and provide such input and advice as required. The committee may also meet separately with the CEO, management, the internal auditor and the external auditors in relation to matters that it wishes to discuss privately.

Relationship with the external auditor
In accordance with section 36 of the Telstra Corporation Act, it is legislative requirement thatthe Auditor-General of Australia is the auditor of Telstra Corporation Limited for Australian Corporations Act purposes. The Auditor-General has appointed an agent, Ernst & Young, to assist in performing independent external audit duties at Telstra (Ernst & Young has performed this function since fiscal 2000) .

The Audit Committee has the authority and responsibility to select, evaluate and, where apropriate, replace the external auditor for filings outside Australia. Telstra has appointed Ernst & Young to undertake audit obligations for filings outside of Australia and in this respect, and for the purposes of those audits, Ernst & Young is responsible for financial reporting purposes rather than the Auditor-General.

The Auditor-General, as auditor of Telstra, owes duties to Telstra and its shareholders as a whole. The Auditor-General also owes statutory duties as an independent officer of the Commonwealth. Ernst & Young, as the auditor appointed by Telstra for financial reporting purposes outside Australia is accountable to the board of directors, Audit Committee and shareholders.

The Auditor-General and Ernst & Young are authorised to perform all "audit services", being an examination or review of the financial statements of the company in accordance with the laws and rules of each jurisdiction in which filings are made for the purpose of expressing an opinion on such statements. The Audit Committee approves the provision of audit services as part of the annual approval of the audit plan.

The Auditor-General does not provide non-audit services. Telstra will not engage Ernst & Young to perform any of the following non-audit services:

- bookkeeping services and other services related to preparing Telstra's accounting records or financial statements;
- financial information system design and implementation services;
- appraisal or valuation services, fairness opinions, or contribution-in-kind reports;
- actuarial services;
- internal audit services;
- management functions or human resources;
- broker or dealer, investment adviser, or investment banking services; and
- legal services or expert services unrelated to the audit.

In addition, Ernst & Young will not provide taxation advice of a strategic or tax planning nature.

All other non-audit services may only be provided by Ernst & Young if the Audit Committee and the Auditor-General have expressly approved the provision of the non-audit service, and the performance of the non-audit service will not cause the total annual revenue to Ernst & Young from non-audit work to exceed the aggregate annual amount of Ernst & Young's audit fees. The Audit Committee must not approve the provision of a non-audit service by Ernst & Young if the provision of the service would compromise Ernst & Young's independence.

The Audit Committee expects the Auditor-General and requires Ernst & Young to submit annually to the Audit Committee a formal written statement delineating all relationships between the Auditor-General, Ernst & Young and Telstra or any of its controlled entities. The statement includes a report of all audit and non-audit fees billed by the Auditor-General and Ernst & Young during the most recent fiscal year, a statement of whether the Auditor-General and Ernst & Young are satisfied that the provision of the audit and any non-audit services is compatible with auditor independence and a statement regarding the Auditor-General's and Ernst & Young's internal quality control procedures.

The Audit Committee considers whether Ernst & Young provision of non-audit services to the company is compatible with maintaining the independence of Ernst & Young. The Audit Committee also submits annually to the board a formal written report describing any non-audit services rendered by Ernst & Young during the most recent fiscal year, the fees paid for those non-audit services and explaining why the provision of those non-audit services is compatible with auditor independence. If applicable, the Audit Committee recommends that the board take appropriate action in response to the Audit Committee's report to satisfy itself of Ernst & Young's independence.

Recurring processes
The Audit Committee, on an annual basis:

- reviews its charter and operating principles to determine their adequacy for current circumstances and recommend to the board the formal adoption of the revised charter and operating principles for future operations of the Audit Committee;
- meets separately with the internal auditor, the Auditor-General and Ernst & Young, with and without management, to discuss the results of their audits;
- considers any report or other disclosures to be included in the company's annual report or other communications to shareholders on the relationships between the Auditor-General, Ernst & Young and the company; and
- reviews with management, the Auditor-General and Ernst & Young the external auditor, the financial report to be included in the annual report including the Auditor-General's and Ernst & Young's responsibilities under generally accepted auditing standards, significant accounting policies,management judgments and accounting estimates, adjustments arising from the audit; and discuss the Auditor-General's and the external auditor's judgments about the quality, not just the acceptability, of accounting principles as applied in the financial report.

Appointments and Compensation Committee

The Appointments and Compensation Committee (A&CC) is a committee of the board of directors whose primary functions include advising the board on matters regarding the composition and remuneration of the board, remuneration and appointment of the CEO and senior management, Telstra remuneration strategies and practices generally and the performance of the CEO.

The A&CC is comprised of at least three members and all members must be independent non-executive directors, as determined by the board. The members of the Appointments and Compensation Committee during fiscal 2003 were:

- Robert Mansfield;
- John Ralph; and
- Donald McGauchie.

The A&CC meets at least two times a year or more frequently as required. The A&CC may request any Telstra employee to attend any meeting as it considers appropriate. However, if an employee has a material personal interest in a matter that is being considered at a meeting, he/she must not be present for consideration of that matter.

Business values, code of conduct and other company policies

Telstra has a number of internal operating policies and principles which promote ethical and responsible decision making and timely and balanced disclosure. The Board is ultimately responsible for ensuring compliance by Telstra officers and employees with these policies and principles.

Telstra Values and Code of Conduct

We provide guidance to our directors, senior management and employees on the standards of personal and corporate behaviour required of all Telstra officers and employees and how to deal with business issues through our company values and code of conduct policies. Through these policies we reinforce the standards of ethical behaviour we expect from all employees which are aimed at understanding and complying with the spirit and letter of legal and regulatory standards. We have a mandatory ethics training program for all employees to reinforce these standards. We also provide assistance to employees on the application and interpretation of the company values and code of conduct policies through employee help lines.

Whistleblowers

In June 2003 we introduced the Telstra Whistleblowing Service in accordance with a new whistleblowing policy. This policy deals with illegal, unethical or improper business behaviour within Telstra and provides protection for people who make disclosures, as well as the rights of anyone who may be named or affected by a report. The new service and the policy are designed to complement existing policies and procedures such as the Telstra code of conduct policy and the fair treatment and equal employment opportunity procedures.

Share Trading Policy

We have in place a share trading policy that prohibits directors, senior management and certain other employees (and their associates) from engaging in short-term trading of our securities (including derivatives and financial and other products issued or created over Telstra's shares by Telstra or any third party). This policy also restricts the buying or selling of our securities to three "window" periods (between 24 hours and 1 month following the release of our annual results, the release of our half-yearly results and the close of our annual general meeting) and at such other times as the board permits. In addition, directors, senior management and relevant employees must notify the company secretary before they or their close relatives buy or sell our securities. Changes to the interests of directors in our securities are, as required by law, notified to the ASX.

Furthermore, as required by law, buying or selling of our securities is not permitted at any time by any person who possesses price-sensitive information which is not generally available in relation to those securities.

Conflicts of Interest

The Corporations Act and our constitution require directors to disclose any conflicts of interest and to generally abstain from participating in any discussion or voting on matters in which they have a material personal interest. In addition, the board has developed procedures to be followed by a director who believes he or she may have a conflict of interest or material personal interest in a matter.

Continuous disclosure

We have in place a comprehensive continuous disclosure procedure which is reviewed and updated on a regular basis. The aim of the procedure is to ensure that we release price-sensitive information in a timely fashion to the various stock exchanges on which our shares and debt securities are listed. Our procedure runs as follows:

- ultimate management responsibility for continuous disclosure rests with the CEO and the Chief Financial Officer (CFO);
- our Continuous Disclosure Committee (Committee), chaired by the Group General Counsel, advises the CFO and the CEO on disclosure matters. The Committee is responsible for an internal disclosure system which ensures that information that might be disclosable is identified and reviewed quickly. The Committee's membership includes the Group General Counsel, the Managing Director - Corporate Relations, the General Counsel - Finance & Administration, the Director of Finance, the Director of Legal, the General Manager - Investor

Relations Unit and the Company Secretary;

- senior management (including the CEO, the CFO, all other group managing directors and their direct reports, all group controllers and all legal and regulatory counsel) must immediately inform the Committee of any potentially price-sensitive information or proposal as soon as they become aware of it;
- a collective recommendation regarding disclosure is then made to the CFO and the CEO. If the matter is disclosable, an announcement is prepared and immediately sent via the Company Secretary's office electronically to all relevant stock exchanges.

We implement several practices internally to reinforce the importance of Telstra's continuous disclosure obligations and the need to keep the Committee informed about potentially disclosable matters. These practices are reviewed regularly and include the following:

- every director is made aware of our continuous disclosure obligations upon taking office and each member of senior management undertakes training with Telstra's General Counsel - Finance and Administration, in relation to Telstra's continuous disclosure obligations;
- a weekly e-mail is sent to all senior management reminding them to notify the Committee immediately if they become aware of any potentially price-sensitive information or proposals;
- the Committee maintains a list of issues which, although not yet disclosable, are monitored in case they become disclosable;
- all proposed media releases and external speeches and presentations to be made by senior management are reviewed by internal counsel to see if they should be disclosed;
- an internal policy is in place governing communications with and provision of information to shareholders, brokers, analysts and financial media;
- the Legal and Regulatory Compliance and Risk Report prepared for the Audit Committee every quarter includes reporting on continuous disclosure; and
- the office of the Company Secretary maintains a record of all market announcements made. The announcements are also posted on Telstra's web site telstra.com® after market release is confirmed.

Business risk management

Through its policies on risk oversight and management, Telstra is committed to the management of risks throughout its operations to protect its employees, the environment, assets, markets, earnings, reputation and shareholder value. The Audit Committee provides advice to the board on the status of business risks to Telstra through an integrated risk management and assurance function.

The risk management and assurance function has promoted a common language and approach used by business units in identifying, measuring and prioritising business risks. The Audit Committee receives reports independently prepared by the Risk Management and Assurance group, on significant business risks and the strategies to manage these risks.

In addition, Telstra uses risk financing techniques including insurance to reduce the financial impact of uncontrollable and catastrophic risks. A central treasury function manages the financial exposures to reduce the volatility of cash flows and asset values arising from interest rate and exchange rate movements in accordance with board approved limits.

Other Considerations

While the Commonwealth owns more than 50% of the shares in Telstra, we will remain subject to various ministerial and other controls to which other publicly listed companies are not subject. This includes a ministerial power to give us written directions that the Communications Minister believes are in the public interest (Section 9 of the Telstra Corporation Act). Within these constraints, the board continues to strive to achieve best corporate governance practice.

Review of Corporate Governance and Board Practices

The Audit Committee is committed to continually reviewing and updating its practices. Whenever any new corporate governance requirements and guidance notes are issued by the New York Stock Exchange, the Securities & Exchange Commission or the Australian Stock Exchange, the board evaluates and, where appropriate, implement the relevant proposals to ensure that we continue to maintain best practice in corporate governance.

Adoption of International Accounting Standards

The Financial Reporting Council (FRC) announced in July 2002 that Australia would adopt International Financial Reporting Standards (IFRS), formerly known as International Accounting Standards, for financial years beginning on or after 1 January 2005. The adoption of IFRS will first be reflected in Telstra's financial reporting for the half year ending 31 December 2005 and year ending 30 June 2006.

The transition to IFRS could have material impact on Telstra's financial position and reported results, however it is not possible to quantify the impact at this time. The company has established a project team to manage the convergence to IFRS.

Application of critical accounting policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Australia. Our significant accounting policies are more fully described in note 1 to our financial statements. The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgements including those related to customer incentives, bad debts, inventories, investments, intangible assets, income taxes, financing activities, restructuring costs, retirement benefits, contingencies and litigation. We base our estimates and judgments on historical experience and on various other assumptions we believe to be reasonable under the circumstances. This forms the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates in the event that our assumptions prove to be incorrect.

Our accounting policies have been developed over many years as the telecommunications industry and Generally Accepted Accounting Principles or "GAAP" have evolved. As our financial statements are prepared under AGAAP our accounting policies are necessarily compliant with all aspects of AGAAP.

In developing accounting policies, in addition to AGAAP requirements, we also consider telecommunications industry practice in other countries. Further to this, where there is no conflict with AGAAP we also align our accounting policies with USGAAP. This reduces the number of AGAAP/ USGAAP reconciliation differences required to be adjusted in note 30 to our financial statements.

In all material respects our accounting policies are applied consistently across the Telstra group of companies. To the extent that the accounting policies of entities we account for under the equity accounting method differ materially from ours, adjustments are made to the results of those entities to align them with our accounting policies. The critical accounting policies discussed below generally apply to all segments of the company. Management has discussed the development and selection of these critical accounting policies and estimates with the audit committee of our board of directors and the audit committee has reviewed the company's disclosure relating to these policies, as set out below.

The following are the critical accounting policies we apply in producing our AGAAP financial statements.

Carrying value of investments, goodwill and other intangible assets

We assess the carrying value of our investments in controlled entities, associates, partnerships and other investments, including acquired goodwill and other intangible assets, for impairment at least bi-annually based on their recoverable amount. Our assessments vary depending on the nature of the particular investment concerned and generally include methodologies such as discounted cash flow analysis, review of comparable entities' revenue or earnings multiples, or in the case of listed investees, monitoring of share prices. These methodologies sometimes rely on factors such as forecasts of future performance and long- term growth rates of the investee, selection of discount rates and appropriate risk weightings, and determination of appropriate comparable entities and multiples. If these forecasts and assumptions prove to be incorrect or circumstances change, we may be required to write down our investments.

These assessments have resulted in write-downs totalling:

- A$991 million in fiscal 2003;
- A$122 million in fiscal 2002 including the marked to market of the PCCW convertible note of

A$96 million; and
- A$1,065 million in fiscal 2001, mainly from the write-down of our investment in RWC by A$999 million;

Based on our most recent assessment of recoverable amount we believe that as at 30 June 2003 our investments, goodwill and other intangible assets are recoverable at the amounts at which they are stated in our financial statements.

Capitalisation of costs

When we incur costs, we classify them as either operating expenses or capital costs. We expense operating expenses to the statement of financial performance as they are incurred. We only capitalise costs where we consider that they will generate future economic benefits. Capital costs are recorded as assets and shown in our statement of financial position based on the asset class considered most appropriate to those costs. Management judgement is used in determining costs to be capitalised in relation to the following major asset categories:

- **Deferred expenditure**
  We defer significant items of expenditure to the extent that they are recoverable from future revenue and will contribute to our future earning capacity. Expenditure is not deferred if it only relates to revenue that has already been recorded. We amortise this deferred expenditure over the average period in which the related benefits are expected to be realised (5 years). Each year we also review expenditure deferred in previous periods to determine the amount, if any, that is no longer recoverable. The amount of deferred expenditure that is no longer recoverable is written off as an expense in the statement of financial performance. Our deferred expenditure after amortisation, including deferred mobile handset subsidies, was A$796 million at 30 June 2003, A$819 million at 30 June 2002 and A$863 million at 30 June 2001.

- **Capitalisation of software assets developed for internal use**
  We capitalise direct costs associated with the development of network and business software for internal use where we regard the success of a project to be probable. Management applies judgement to assess this probability.

  We capitalise costs such as external direct costs of materials and services consumed, payroll and direct payroll-related costs for employees and contractors directly associated with a project and borrowing costs incurred while developing the software.

  At 30 June 2003 our capitalised software assets for internal use, after amortisation, were A$2,001 million, A$1,804 million at 30 June 2002 and A$1,625 at 30 June 2001. If management has incorrectly assessed the probability of the success of a project we may be required to write down the value of the software assets we have recorded.

- **Constructed property, plant and equipment**
  The cost of our constructed property, plant and equipment includes purchased materials, direct labour, direct and indirect overheads, and borrowing costs. Under AGAAP, indirect overheads and borrowing costs cannot be directly attributed to constructed assets. As a result of this, the allocation of these costs between capital assets and operating expenses involves a degree of management judgement.

  Indirect overheads are generally attributable to the construction of assets and do not usually vary with construction activity volumes. Examples of indirect costs include planning and design of construction projects and the management of construction contracts. Where the role of a part of the work force is predominantly management, design and construction of communication assets, we allocate all indirect overheads associated with the operations and

management of that work force to the projects undertaken by them. Where some projects undertaken by an organisational area do not relate to capital projects, indirect overheads are only allocated to capital projects based on the proportion that capital projects make up of the total costs of that organisational area. The remaining costs of that work force are expensed as incurred.

Borrowing costs are capitalised on all assets constructed. We do not specifically borrow to fund construction of assets due to the constant nature of our construction process. As a result the allocation of borrowing costs to these assets is general and does not reflect funds specifically borrowed for each asset.

Refer "Operating and Financial Review and Prospects - Critical accounting policies applied in our USGAAP reconciliation" for discussion on amounts capitalised under USGAAP which have not been historically capitalised under AGAAP.

Carrying value and depreciation of property, plant and equipment assets and software assets developed for internal use

Property, plant and equipment assets made up 65% of our total assets in fiscal 2003, 62% in fiscal 2002 and 61% in fiscal 2001. We therefore consider our accounting policies around the carrying value and depreciation of these assets to be critical. We have adopted the cost basis of recording our property, plant and equipment, rather than the fair value basis. We assess the recoverable amounts of our fixed assets bi-annually, based on expected future net cash flows discounted to their net present value.

Where a group of assets can be shown to be working together to generate net cash flows, this assessment is performed over the group of assets, rather than individually. If our estimates of future cash flows prove to be incorrect we may be required to write down assets in the future. In applying this policy we have not written down significant amounts of property, plant and equipment assets during the past three years.

In addition, we assess the appropriateness of the service lives of our property, plant and equipment assets on an annual basis. This includes a comparison against our service life estimates and international trends for other telecommunications companies. In relation to communications assets this assessment includes a determination of when the asset may be superseded technologically. If our assessments of useful life prove to be incorrect we may incur either higher or lower depreciation charges in the future, or in certain circumstances, be required to write down these assets.

Software developed for internal use is an exception to the above annual revision of service lives. With reference to global industry practice it was judged that for administrative simplicity, internally developed software would, on average, have a useful life of 6 years (5 years in 2002 and 2001).

Doubtful debts

We maintain provisions for doubtful debts based on an estimate of the inability of our customers to pay amounts due to us for services rendered to them. These provisions are based on historical trends and management's assessment of general economic conditions. If the financial condition of our customers deteriorates these provisions may not be sufficient and may lead to an increase in bad and doubtful debt expenses. We have no reason to believe that the provisions we have raised will not sufficiently cover bad debts arising out of the receivables we currently have on hand.

Our provision for doubtful debts was A$199 million at 30 June 2003, A$221 million at 30 June 2002 and A$192 million at 30 June 2001. Trade debtors before any provision for doubtful debts were A$2,436 million at 30 June 2003, A$2,535 million at 30 June 2002, A$2,799 million at 30 June 2001.

Telstra Corporation Limited (ABN 033 051 775 556)
Year Ended 30 June 2003
Normalisation Schedule

This schedule details the adjustments made to the reported results for the years ended 30 June 2003 and 2002 to arrive at the underlying business performance.

$m	June 02/03 Reported	A TelstraClear	B Asset / Investment Sales	C Restructuring Costs	D Diminution	E Reach contract exit	F Tax consolidation benefit	Total Adjustment	June 02/03 Underlying(i)
PSTN re-balanced products									
Basic access	3,091							0	3,091
Local calls	1,602							0	1,602
PSTN value added services	272							0	272
National long distance calls	1,162							0	1,162
Fixed to mobile	1,511							0	1,511
International direct	307							0	307
Total PSTN re-balanced products	7,945							0	7,945
Mobiles									
Mobile services	3,221							0	3,221
Mobile handsets	385							0	385
Mobiles	3,606							0	3,606
Data and Internet									
Data	1,063							0	1,063
ISDN (Access and Calls)	951							0	951
Internet and IP solutions	802							0	802
Total Data and Internet	2,816							0	2,816
Sensis (Directories and Advertising)	1,217							0	1,217
Intercarrier services	1,170							0	1,170
Inbound calling products	496							0	496
Solutions management	487							0	487
Various Controlled Entities (excl HK CSL)	928	(548)						(548)	380
Hong Kong CSL	908							0	908
Customer premises equipment	202							0	202
Payphones	148							0	148
Other sales & service	811							0	811
Sales revenue	20,495	(548)	0	0	0	0	0	(548)	19,947
Other revenue	1,121	0	(852)					(852)	269
Total revenue	21,616	(548)	(852)	0	0	0	0	(1,400)	20,216
Expenses									
Labour	3,204	(94)		(281)				(375)	2,829
Goods and services purchased	3,615	(298)				(65)		(363)	3,252
Other expenses	4,602	(85)	(661)		(26)			(772)	3,830
Expenses before equity acc/depn/amort/interest	11,421	(477)	(661)	(281)	(26)	(65)	0	(1,510)	9,911
Share of net equity accounted losses	1,028	0			(958)	24		(941)	84
Total operating expenses and share of net equity accounted losses	12,449	(477)	(661)	(281)	(984)	(41)	0	(2,451)	9,998
EBITDA	8,173	(71)	(191)	281	984	41	0	1,051	**10,218**
EBITDA excl share of net equity accounted losses	10,196	(71)	(191)	281	26	65	0	94	10,290
Depreciation	2,102	(118)						(118)	2,484
Amortisation (excl goodwill)	625	(16)						(16)	609
Goodwill amortisation	116	(8)						(8)	111
Total depn/amort	3,447	(142)	0	0	0	0	0	(142)	3,305
Total Operating Expenses and share of net equity accounted losses	15,896	(335)	(661)	(281)	(984)	(41)	0	(2,593)	**13,303**
EBIT	4,720	93	(191)	281	984	41	0	1,117	6,913
EBIT excl share of net equity accounted losses	6,748	61	(191)	281	26	65	0	236	6,984
Net interest	786	(87)						(87)	704
PBT	4,928	182	(191)	281	984	41	0	1,208	6,180
Tax (i)	1,634	23	(22)	84		18	201	296	1,830
PAT (bef. min int)	3,394	129	(170)	197	984	21	(201)	952	4,350
Minority interest	(35)	36						36	1
PAT (iii)	3,429	93	(170)	197	984	21	(201)	930	**4,365**
Effective tax rate (ii)	31.7%								29.6%
EBITDA margin on sales revenue (ii)	44.7%								51.2%
EBIT margin on sales revenue (ii)	27.9%								34.6%
Earnings per share (12866.4m shares) (iii)	26.7	cents							33.9

$m	June 01/02 Reported	A TelstraClear	A Keycorp	A Saturn & TClear pre-merge costs	B Asset / Investment Sales	C Restructuring Costs	D Diminution	Total Adjustment	June 01/02 Underlying(i)
PSTN re-balanced products									
Basic access	2,880							0	2,880
Local calls	1,683							0	1,683
PSTN value added services	261							0	261
National long distance calls	1,216							0	1,216
Fixed to mobile	1,419							0	1,419
International direct	336							0	336
Total PSTN re-balanced products	7,795							0	7,795
Mobiles									
Mobile services	3,242							0	3,242
Mobile handsets	229							0	229
Mobiles	3,468							0	3,468
Data and Internet									
Data	1,061							0	1,061
ISDN (Access and Calls)	1,037							0	1,037
Internet and IP solutions	608							0	608
Total Data and Internet	2,706							0	2,706
Sensis (Directories and Advertising)	1,136							0	1,136
Intercarrier services	1,124							0	1,124
Inbound calling products	568							0	568
Solutions management	477							0	477
Various Controlled Entities (excl HK CSL)	921	(294)	(13)					(307)	614
Hong Kong CSL	1,080							0	1,080
Customer premises equipment	220							0	220
Payphones	154							0	154
Other sales & service	805							0	805
Sales revenue	20,196	(294)	(13)	0	0	0	0	(307)	19,889
Other revenue	606	(2)	(11)		(303)			(316)	290
Total revenue	20,802	(296)	(24)	0	(303)	0	0	(623)	20,179
Expenses									
Labour	3,248	(86)	(28)			(250)		(364)	2,884
Goods and services purchased	3,303	(175)	(14)					(189)	3,114
Other expenses	4,088	(46)	(18)		(301)		(122)	(487)	3,601
Expenses before equity acc/depn/amort/interest	10,639	(307)	(60)	0	(301)	(250)	(122)	(1,040)	9,599
Share of net equity accounted losses	81	0	8	(79)				(71)	10
Total operating expenses and share of net equity accounted losses	10,720	(307)	(52)	(79)	(301)	(250)	(122)	(1,111)	9,609
EBITDA	10,082	11	28	79	(2)	250	122	488	**10,570**
EBITDA excl share of net equity accounted losses	10,163	11	36	0	(2)	250	122	417	10,580
Depreciation	2,612	(89)	(3)					(72)	2,440
Amortisation (excl goodwill)	568	(12)	(4)					(16)	552
Goodwill amortisation	87	(2)	(2)					(4)	83
Total depn/amort	3,267	(103)	(9)	0	0	0	0	(112)	3,155
Total Operating Expenses and share of net equity accounted losses	13,987	(410)	(61)	(79)	(301)	(250)	(122)	(1,223)	**12,764**
EBIT	6,815	114	37	79	(2)	250	122	600	7,415
EBIT excl share of net equity accounted losses	6,896	114	45	0	(2)	250	122	529	7,425
Net interest	779	(36)	(3)					(39)	740
PBT	6,036	150	40	79	(2)	250	122	639	6,675
Tax (i)	1,790	6	1		(2)	87		92	1,882
PAT (bef. min int)	4,246	144	39	79	0	163	122	547	4,793
Minority interest	(11)	47	13					60	49
PAT (iii)	4,235	97	26	79	0	163	122	487	**4,722**
Effective tax rate (ii)	33.0%								31.3%
EBITDA margin on sales revenue (ii)	47.0%								51.1%
EBIT margin on sales revenue (ii)	30.0%								34.1%
Earnings per share (12866.4m shares) (iii)	28.5								31.0

$m	Reported Growth %	Underlying Growth %	Underlying Movement
Basic access	7.3%	7.3%	211
Local calls	(4.8%)	(4.8%)	(78)
PSTN value added services	4.2%	4.2%	11
National long distance calls	(4.4%)	(4.4%)	(54)
Fixed to mobile	6.5%	6.5%	92
International direct	(8.6%)	(8.6%)	(29)
Total PSTN re-balanced products	2.1%	2.1%	161
Mobile services	(0.6%)	(0.6%)	(19)
Mobile handsets	68.1%	68.1%	156
Mobiles	4.0%	4.0%	140
Data	0.2%	0.2%	2
ISDN (Access and Calls)	(8.3%)	(8.3%)	(86)
Internet and IP solutions	32.0%	32.0%	191
Total Data and Internet	4.2%	4.2%	110
Sensis (Directories and Advertising)	7.2%	7.2%	81
Intercarrier services	4.1%	4.1%	46
Inbound calling products	(12.7%)	(12.7%)	(68)
Solutions management	2.1%	2.1%	10
Various Controlled Entities (excl HK CSL)	0.8%	(38.8%)	(238)
Hong Kong CSL	(15.9%)	(15.9%)	(172)
Customer premises equipment	(8.2%)	(8.2%)	(18)
Payphones	(3.9%)	(3.9%)	(6)
Other sales & service	0.7%	0.7%	6
Sales revenue	1.5%	0.3%	58
Other revenue	85.0%	(10.0%)	(29)
Total revenue	3.9%	0.2%	37
Labour	(1.1%)	(1.1%)	(32)
Goods and services purchased	(8.7%)	(11.1%)	(488)
Other expenses	12.2%	7.2%	261
Expenses before equity acc/depn/amort/interest	7.6%	(2.6%)	(259)
Share of net equity accounted losses	N/M	N/M	75
Total operating expenses and share of net equity accounted losses	16.0%	(1.6%)	(153)
EBITDA	(3.2%)	2.6%	266
EBITDA excl share of net equity accounted losses	0.3%	3.4%	334
Depreciation	3.6%	1.8%	48
Amortisation (excl goodwill)	10.0%	10.5%	57
Goodwill amortisation	33.3%	33.7%	28
Total depn/amort	5.5%	4.1%	133
Total Operating Expenses and share of net equity accounted losses	9.0%	(0.4%)	(57)
EBIT	(7.9%)	1.9%	129
EBIT excl share of net equity accounted losses	7.2%	3.0%	204
Net interest	0.2%	(3.4%)	(26)
PBT	(9.6%)	2.6%	161
Tax (i)	(14.6%)	(3.4%)	(64)
PAT (bef. min int)	(7.0%)	6.2%	218
Minority interest	N/M	N/M	(48)
PAT (iii)	(8.6%)	6.4%	263
Effective tax rate (ii)	(1.8%)	(1.8%)	
EBITDA margin on sales revenue (ii)	(2.2%)	1.1%	
EBIT margin on sales revenue (ii)	(2.9%)	0.6%	
Earnings per share (12866.4m shares) (iii)	(6.3%)	6.4%	

Note: (i) Underlying calculations represent management's best estimates

Note: (ii) The reported and underlying percentage growth represents the percentage movement from the prior corresponding period

Note: (iii) PAT and EPS growth excluding the tax consolidation benefit is 11.3%

Adjustments to derive Underlying results

(A) New Business Ventures

The effects of new business ventures for non comparable periods have been removed from reported results. TelstraClear has been excluded in the years ended 30 June 2003 and 2002, and Keycorp and Saturn excluded from the year ended 30 June 2002. (The results are net of any asset/investments sales, diminution and restructuring charges as these are reflected in the columns B, C and D)

- A controlling interest in Keycorp was acquired in December 2000 and consolidated its results from 1 January 2001. On June 28, 2002 control was relinquished and Keycorp results are no longer consolidated.

- In December 2001 Telstra increased ownership in TelstraSaturn and began consolidating its results. At the same time TelstraSaturn acquired Clear Communications and was renamed to TelstraClear. (TelstraClear net interest adjustment of $91m represented by $13m incurred for the closeout of external loans, and the remaining $78m represents Telstra Treasury financing costs required to raise and hedge AUD$1.2b of NZD loans)

30-Jun-03

(B) Asset Sales ($m)

Investments	Proceeds	NBV	Profit	Tax Effect @30% if applicable	Profit after tax
[illegible]	11	12	8	0	8
[illegible]	3	0	3	0	3
New Skies - partial sale	6	10	(4)	0	(4)
Solution 6	17	8	9	0	9
Various	1	0	1	0	1
Sale of listed and other investments	44	30	15	0	15
Sale of PABX business	2	(6)	9	0	8
Sale of Cambodian Internet Business	2	0	2	0	2
Total investment sales	48	24	25	0	25
Property sales	119	848	111	0	111
Fleet	32	36	(4)	(1)	(3)
Other Plant & Equipment	60	57	6	23	(17)
Total Asset sales	831	658	115	22	151
Total Asset/Investment Sales	849	661	190	22	178

(C) Restructuring Costs

We incurred restructuring costs for employee redundancies of $281 million in the year ended 30 June 2003 and $288 million in the year ended 30 June 2002.

(D) Diminution ($m)

	Diminution	Associates	Total
PT Mitra	2		2
Reach		965	965
AUC	24		24
Total	26	965	991

(E) Reach contract exit ($m)

Contract exit payments made to Reach Ltd	(80)
Reach equity accounted losses reflecting the exit payments	28
Total	[illegible]

30-Jun-02

(B) Asset Sales ($m)

Investments	Proceeds	NBV	Profit	Tax Effect @30% if applicable	Profit after tax
Sausage shares	6	5	1	0	1
Sausage options	5	4	1	0	1
New Skies	10	9	1	0	1
Esign	1	1	0	0	0
Telstra Multech	0	(4)	4	1	3
CorPresence	0	7	(7)	(2)	(5)
Sale of listed and other investments	22	22	0	(1)	1
Sale of PABX business	29	29	0	0	0
Telstra Wholesale Trading Inc	3	3	0	0	0
Minor	1	2	(1)	0	(1)
Total investment sales	55	55	(1)	(1)	0
PC Lease	23	23	0	0	0
Asset sales	224	228	(4)	(4)	0
Total Asset sales	247	251	(4)	(4)	0
Total Asset/Investment Sales	302	307	(5)	(5)	0

(D) Diminution ($m)

	Diminution
Solution 6	9
ERG Card Group (Keycorp investment)	9
Sausage shares	1
Mark to market PCCW convertible note	96
Mentornet	1
Gemini Israel	1
Commander	2
New Skies	3
Telstra V Comm	11
Ecard	(13)
Total	121

Telstra Corporation Limited (ABN 33 051 775 556)

Period Ended 30 June 2003

Summary Underlying[i] Quarterly Data	Q1 Sep-01	QTR PCP[ii] Growth Sep-01	Q2 Dec-01	QTR PCP[ii] Growth Dec-01	Half 1 YTD Dec-01	YTD PCP[ii] Growth Dec-01	Q3 Mar-02	QTR PCP[ii] Growth Mar-02	Q4 QTR Jun-02	QTR PCP[ii] Growth Jun-02	FY Jun-02	YTD PCP[ii] Growth Jun-02
Revenue												
PSTN re-balanced products												
Basic access	694	11.6%	723	21.5%	1,417	16.4%	719	14.5%	744	14.6%	2,880	15.5%
Local calls	446	-9.0%	426	-10.7%	872	-9.8%	385	-13.3%	386	-11.9%	1,643	-11.1%
PSTN value added services	66	3.1%	65	-4.6%	131	-0.8%	66	8.0%	84	-1.8%	281	-0.8%
National long distance calls	304	-8.8%	307	-10.8%	611	-9.7%	307	-7.8%	298	-8.7%	1,216	-8.7%
Fixed to mobile	348	18.6%	362	13.1%	707	12.8%	356	7.6%	358	9.8%	1,419	10.3%
International direct	87	-1.1%	87	-3.2%	174	-1.7%	81	-4.7%	81	-3.6%	336	-2.6%
Total PSTN re-balanced products	1,942	1.6%	1,970	4.2%	3,912	2.9%	1,912	1.4%	1,951	2.8%	7,755	2.5%
Mobiles												
Mobile services	794	12.3%	837	14.8%	1,631	13.2%	786	6.2%	825	0.7%	3,242	10.3%
Mobile handsets	44	-15.4%	74	23.3%	118	5.4%	50	8.9%	58	16.8%	226	6.6%
Mobiles	838	10.4%	911	14.7%	1,749	12.8%	836	5.8%	883	0.2%	3,468	10.0%
Data and internet												
Data	276	-8.0%	288	-18.8%	564	-13.7%	263	-13.2%	263	-4.8%	1,090	-11.3%
ISDN (Access and Calls)	277	-3.1%	282	-5.6%	559	-4.3%	283	-7.0%	268	-6.8%	1,097	-6.3%
Internet and IP solutions	130	21.5%	148	63.6%	278	31.6%	188	66.8%	180	60.8%	685	61.6%
Total Data and Internet	683	-3.4%	675	-4.7%	1,358	-3.1%	646	8.5%	686	3.9%	2,690	-0.6%
Sensis (Advertising and Directories)	149	3.5%	549	-2.8%	698	-0.7%	179	2.5%	258	9.8%	1,135	2.9%
Intercarrier services	278	15.4%	290	3.2%	568	8.8%	275	-16.5%	283	-0.8%	1,124	-3.2%
Inbound calling products	152	-17.4%	147	-6.4%	299	-12.3%	141	-17.1%	122	-17.8%	562	-14.6%
Solutions management	111	22.0%	110	-0.9%	221	9.6%	107	8.1%	150	18.2%	478	11.7%
Various controlled entities (excl HK CSL)	160	-28.3%	134	-11.8%	294	-21.8%	162	-18.0%	138	-2.8%	574	-18.7%
Hong Kong CSL[v]	-	-	-	-	-	-	-	-	-	-	-	-
Customer premises equipment	61	-28.2%	71	-1.4%	132	-16.7%	63	-38.8%	88	-12.7%	220	-18.7%
Payphones	38	-13.6%	40	0.0%	78	-7.1%	39	-9.5%	37	-5.1%	154	-7.2%
Other sales & service	159	-4.8%	167	10.6%	325	2.8%	120	8.1%	162	35.0%	687	11.9%
Sales revenue	4,521	0.0%	5,104	2.8%	9,624	1.9%	4,438	-0.9%	4,707	2.8%	18,769	1.7%
Other revenue	100	78.6%	54	-24.1%	154	12.9%	51	-14.2%	87	13.0%	292	6.6%
Total revenue	4,621	1.8%	5,158	2.4%	9,778	2.1%	4,489	-1.1%	4,794	4.8%	19,061	1.8%

Summary Underlying[i] Quarterly Data	Q1 Actual Sep-02	QTR PCP[ii] Growth Sep-02	Q2 Actual Dec-02	QTR PCP[ii] Growth Dec-02	Half 1 Actual Dec-02	YTD PCP[ii] Growth Dec-02	Q3 QTR Mar-03	QTR PCP[ii] Growth Mar-03	Q4 QTR Jun-03	QTR PCP[ii] Growth Jun-03	FY Jun-03	YTD PCP[ii] Growth Jun-03
Revenue												
PSTN re-balanced products												
Basic access	765	10.2%	794	9.8%	1,559	10.0%	781	8.6%	751	0.9%	3,091	7.3%
Local calls	398	-10.8%	398	-6.6%	796	-8.7%	384	-0.3%	387	0.3%	1,567	-4.6%
PSTN value added services	68	3.0%	70	7.7%	138	5.3%	68	3.0%	86	3.2%	272	4.2%
National long distance calls	288	-6.3%	297	-3.3%	582	-4.7%	288	-6.2%	282	-1.8%	1,162	-4.4%
Fixed to mobile	371	7.8%	382	8.8%	753	6.8%	378	8.0%	389	8.7%	1,517	6.9%
International direct	81	-6.9%	81	-6.9%	162	-6.9%	74	-8.6%	71	-12.3%	307	-8.6%
Total PSTN re-balanced products	1,968	1.5%	2,022	2.6%	3,990	2.0%	1,970	3.0%	1,966	1.3%	7,916	2.1%
Mobiles												
Mobile services	817	2.9%	815	-2.6%	1,632	0.1%	775	-1.4%	820	-0.6%	3,227	-0.5%
Mobile handsets	68	56.9%	101	36.5%	179	44.1%	103	106.0%	108	86.2%	391	68.6%
Mobiles	888	3.7%	916	0.8%	1,802	3.0%	878	5.0%	928	5.1%	3,608	4.0%
Data and internet												
Data	263	-4.7%	262	-2.3%	525	-3.8%	283	7.6%	266	0.8%	1,083	0.2%
ISDN (Access and Calls)	258	-7.9%	241	-8.0%	499	-8.0%	227	-10.3%	228	-6.9%	951	-8.7%
Internet and IP solutions	190	46.2%	199	37.2%	389	41.8%	182	28.0%	221	22.8%	802	32.8%
Total Data and Internet	706	3.7%	702	4.0%	1,410	3.8%	681	5.4%	715	3.8%	2,806	4.2%
Sensis (Advertising and Directories)	168	13.4%	562	2.4%	731	4.7%	213	19.0%	273	5.8%	1,217	7.2%
Intercarrier services	308	7.9%	293	1.0%	595	4.4%	284	4.0%	293	3.6%	1,170	4.1%
Inbound calling products	126	-17.1%	124	-15.6%	250	-16.4%	122	-13.5%	122	0.0%	494	-12.1%
Solutions management	114	2.7%	125	13.6%	239	8.1%	113	5.6%	135	-9.4%	487	2.2%
Various controlled entities (excl HK CSL)	118	-18.0%	98	-38.3%	216	-27.2%	83	-42.3%	84	-39.1%	380	-33.8%
Hong Kong CSL[v]	244	-17.0%	240	-18.0%	486	-16.1%	243	-6.9%	181	-28.2%	908	-18.8%
Customer premises equipment	82	2.0%	83	-28.4%	168	-15.0%	81	28.6%	66	-16.4%	202	-8.2%
Payphones	37	-2.6%	38	-5.0%	75	-3.8%	38	-2.6%	35	-5.4%	148	-3.9%
Other sales & service	145	4.5%	157	-16.0%	302	-7.1%	149	24.2%	160	-1.2%	611	0.7%
Sales revenue	4,868	1.1%	5,327	-1.1%	10,195	-0.1%	4,824	2.8%	4,928	-0.4%	19,947	0.5%
Other revenue	54	-46.0%	57	5.6%	111	-27.9%	47	-7.8%	104	20.9%	262	-10.8%
Total revenue	4,922	6.5%	5,384	-1.0%	10,306	-0.3%	4,871	2.3%	5,032	-0.2%	20,209	6.0%

Selected statistical data[iv]	Q1 Sep-01	QTR PCP[ii] Growth Sep-01	Q2 Dec-01	QTR PCP[ii] Growth Dec-01	Half 1 YTD Dec-01	YTD PCP[ii] Growth Dec-01	Q3 Mar-02	QTR PCP[ii] Growth Mar-02	Q4 QTR Jun-02	QTR PCP[ii] Growth Jun-02	FY Jun-02	YTD PCP[ii] Growth Jun-02
Basic access lines in service	10.44	-1.0%	10.40	-0.9%	10.40	-0.9%	10.43	-0.6%	10.40	-0.7%	10.40	-0.7%
Local calls (number of calls)	2,628	-5.4%	2,617	-3.6%	5,245	-3.6%	2,501	-6.2%	2,521	-4.8%	10,289	-4.0%
National long distance minutes	2,278	-8.0%	2,300	0.1%	4,578	-0.4%	2,285	1.1%	2,307	3.6%	9,170	1.9%
Fixed to mobile minutes	887	14.4%	956	16.8%	1,833	16.8%	919	18.6%	929	12.8%	3,681	13.0%
International direct minutes	196	15.5%	203	14.1%	399	14.5%	192	14.5%	181	7.5%	781	12.7%
Mobile telephone minutes	1,422	6.8%	1,489	12.8%	2,911	9.8%	1,416	7.9%	1,458	11.3%	5,780	9.8%
Mobile services in operation (thousands)[iii]	5,414	23.2%	5,636	20.1%	5,636	20.1%	5,799	17.6%	5,942	14.8%	5,942	14.8%
ISDN access (basic lines equivalents) (thousands)	1,262	12.0%	1,268	6.8%	1,268	6.8%	1,228	1.8%	1,268	3.7%	1,268	3.7%
Foxtel SIOs (thousands)	761	13.2%	774	10.6%	774	10.6%	794	9.7%	880	7.5%	880	7.5%
Broadband subscribers (thousands)												
Retail subscribers	88	152.9%	102	134.2%	102	134.2%	115	100.1%	144	91.5%	144	91.5%
Wholesale subscribers	5	7781.4%	8	2084.7%	8	2084.7%	13	828.8%	23	669.8%	23	669.8%
Total Broadband subscribers[vi] (thousands)	93	168.6%	110	150.8%	110	150.8%	128	128.6%	169	116.5%	169	116.5%
Narrowband subscribers (thousands)[vii]	957	57.4%	1,050	54.8%	1,050	54.8%	1,063	43.5%	1,058	20.4%	1,056	98.9%
Total On-line subscribers (thousands)	1,050	63.4%	1,160	60.7%	1,160	60.7%	1,191	48.1%	338	-64.8%	1,223	28.8%
A party calls	234	-8.8%	233	1.2%	466	0.2%	222	-4.9%	231	-0.6%	909	-1.9%
B party minutes	909	-11.2%	880	-11.1%	1,789	-11.1%	851	-16.0%	783	-17.8%	3,343	-13.6%

Selected statistical data[iv]	Q1 Actual Sep-02	QTR PCP[ii] Growth Sep-02	Q2 Actual Dec-02	QTR PCP[ii] Growth Dec-02	Half 1 Actual Dec-02	YTD PCP[ii] Growth Dec-02	Q3 QTR Mar-03	QTR PCP[ii] Growth Mar-03	Q4 QTR Jun-03	QTR PCP[ii] Growth Jun-03	FY Jun-03	YTD PCP[ii] Growth Jun-03
Basic access lines in service	10.38	-0.6%	10.34	-0.6%	10.34	-0.6%	10.34	-0.9%	10.31	-0.9%	10.31	-0.9%
Local calls (number of calls)	2,327	-3.9%	2,491	-4.8%	5,020	-4.3%	2,388	-4.3%	2,380	-5.6%	9,786	-4.6%
National long distance minutes	2,346	3.4%	2,319	8.1%	4,656	1.7%	2,270	-0.3%	2,227	-3.3%	9,161	-0.1%
Fixed to mobile minutes	978	8.1%	988	8.3%	1,958	6.7%	980	7.6%	989	6.4%	3,964	6.9%
International direct minutes	191	-2.7%	196	-3.7%	387	-2.9%	180	-5.9%	173	-9.3%	740	-5.2%
Mobile telephone minutes	1,518	6.8%	1,580	6.1%	3,098	6.4%	1,567	9.6%	1,690	16.1%	6,338	9.8%
Mobile services in operation (thousands)[iii]	5,894	8.7%	6,098	8.2%	6,098	8.2%	6,330	9.5%	6,569	10.6%	6,569	10.6%
ISDN access (basic lines equivalents) (thousands)	1,218	-3.3%	1,180	-6.8%	1,180	-6.8%	1,189	-2.6%	1,213	-4.6%	1,213	-4.6%
Foxtel SIOs (thousands)	806	15.4%	809	4.5%	809	4.5%	816	2.8%	836	4.5%	836	4.5%
Broadband subscribers (thousands)												
Retail subscribers	172	96.1%	192	87.6%	192	87.6%	214	85.9%	240	67%	240	66.7%
Wholesale subscribers	34	332.1%	52	566.7%	52	566.7%	76	478.8%	121	384%	121	383.8%
Total Broadband subscribers[vi] (thousands)	206	128.1%	244	121.7%	244	121.7%	290	125.8%	361	114%	361	113.6%
Narrowband subscribers (thousands)[vii]	1,084	15.6%	1,103	7.1%	1,103	7.1%	1,134	6.7%	1,158	9.6%	1,158	9.7%
Total On-line subscribers (thousands)	1,290	24.6%	1,347	18.2%	1,347	18.2%	1,424	19.3%	1,519	349.3%	1,519	24.8%
A party calls	238	-3.3%	232	-8.5%	462	-0.9%	229	3.2%	227	-1.7%	918	-0.1%
B party minutes	684	-24.4%	660	-22.8%	1,343	-23.0%	683	-20.0%	667	-14.3%	2,688	-20.8%

Footnotes:

(i) Underlying numbers exclude TelstraClear, Keycorp and asset sales

(ii) All percentages relate to growth on prior corresponding period

(iii) Mobile Services in Operation (SIOs) are net of 582,367 deactivated prepaid customers, as they were outside the recharge only period

(iv) Statistical data is represented in millions unless otherwise stated

(v) Hong Kong CSL has been excluded from the underlying revenue in fiscal 2001/2002 as it was acquired in February 2001, and as such the periods 2000/2001 and 2001/2002 are non comparable

(vi) Broadband subscribers includes DSL layer 2 and 3S subscribers of 67,480 in the year ending 30 June 2003, with 3,208 in the year ending 2002. The revenues for these subscribers are recorded as intercarrier equating to $16 million in the year ending 30 June 2003, with nil in the year ending 30 June 2003.

(vii) Narrowband subscriber comparatives have been restated to exclude webhosting accounts, which were previously double counted.

Telstra Corporation Limited (ABN 033 051 775 556)
Year Ended 30 June 2003
Product reconciliation to align comparative figures with the reported format for year ended 30 June 2002

	Underlying[1] previously released Jun-02 $m	Underlying[1] New Hierarchy Jun-02 $m	Movement $m	Included	Amount $m	Excluded	Amount $m
PSTN re-balanced products							
Basic access	2,734	2,880	146	Faxstream	154	Other access facilities	4
						Miscellaneous	4
Local calls	1,947	1,643	(304)	Faxstream	72	Inbound A party	210
				Miscellaneous	9	Local Call VAS (call number display, call return etc)	175
PSTN value added services	-	261	261	Local Call VAS	175		
				Fixed Line Voicemail	48		
				Silent Line	34		
				Other access facilities	4		
National long distance calls	1,168	1,216	48	Faxstream	48		
Fixed to mobile	1,419	1,419	-				
International direct	409	336	(73)	Faxstream	6	International Operator Assisted Calls	38
						Telecard	30
						International VPN	10
						Miscellaneous	1
Total PSTN re-balanced products	7,677	7,755	78				
Mobiles	3,475	3,468	(7)				
Data and Internet							
Data	-	1,051	1,051				
ISDN (Access and Calls)	-	1,037	1,037				
Internet and IP solutions	-	605	605				
Total Data and Internet	3,138	2,693	(445)			Faxstream	280
						Customnet Spectrum	125
						Corp VPN	33
						Miscellaneous	7
Sensis (Advertising and Directories)	1,169	1,135	(34)			Silent Line	34
Intercarrier services	1,121	1,124	3	Miscellaneous	3		
Inbound calling products	348	562	214	Inbound A party calls	210		
				Miscellaneous	4		
Solutions management	352	477	125	Radio services	72		
				Internetwork Management Services	38		
				Miscellaneous	15		
Various controlled entities	574	1,654	1,080	HK CSL not included in prior year underlying[1] base	1080		
Customer premises equipment	226	220	(6)			Miscellaneous	6
Payphones	154	154	-				
Other sales & service	535	607	72	Customnet Spectrum	125	Radio Services	72
				Corp VPN	33	Internetwork Management Services	38
				Telecard	30	Fixed Line Voicemail	48
				International VPN	10	Miscellaneous	6
				International Operator Assisted Calls	38		
Sales revenue	18,769	19,849	1,080	HK CSL not included in prior year underlying[1] base	1080		
Other revenue	291	291	-				
Total revenue	19,060	20,140	1,080	HK CSL not included in prior year underlying[1] base	1080		

1 Underlying numbers exclude TelstraClear, Keycorp, and Asset and Investment sales

Statement of Financial Position - detail

	Year Ended 30 June			
	2003	2002	Change	Change
	(in $ millions)			%
Current assets				
Cash Assets	**1,300**	1,070	230	21.5
Receivables	**3,619**	4,063	(444)	(10.9)
Inventories	**260**	204	56	27.5
Other assets	**578**	1,038	(460)	(44.3)
Total current assets	**5,757**	6,375	(618)	(9.7)
Non current assets				
Receivables	**877**	1,005	(128)	(12.7)
Inventories	**14**	20	(6)	(30.0)
Investments - accounted for using the equity method	**159**	1,197	(1,038)	(86.7)
Investments - other	**96**	105	(9)	(8.6)
Property, plant and equipment	**23,012**	23,421	(409)	(1.7)
Future income tax benefit	**0**	132	(132)	(100.0)
Intangible - goodwill	**2,018**	2,063	(45)	(2.2)
Intangible - other	**1,146**	1,358	(212)	(15.6)
Other assets	**2,520**	2,543	(23)	(0.9)
Total non current assets	**29,842**	31,844	(2,002)	(6.3)
Total assets	**35,599**	38,219	(2,620)	(6.9)
Current liabilities				
Payables	**2,525**	2,762	(237)	(8.6)
Interest-bearing liabilities	**1,323**	1,896	(573)	(30.2)
Income tax payable	**660**	632	28	4.4
Provisions	**353**	1,903	(1,550)	(81.5)
Revenue received in advance	**973**	1,037	(64)	(6.2)
Total current liabilities	**5,834**	8,230	(2,396)	(29.1)
Non current liabilities				
Payables	**51**	129	(78)	(60.5)
Interest-bearing liabilities	**11,232**	12,481	(1,249)	(10.0)
Provision for deferred income tax	**1,814**	1,987	(173)	(8.7)
Provisions	**814**	848	(34)	(4.0)
Revenue received in advance	**432**	438	(6)	(1.4)
Total non current liabilities	**14,343**	15,883	(1,540)	(9.7)
Total liabilities	**20,177**	24,113	(3,936)	(16.3)
Net assets	**15,422**	14,106	1,316	9.3
Shareholders' equity				
Telstra Entity				
Contributed equity (12,866,600,200 shares of 50 cents)	**6,433**	6,433	0	0.0
Reserves	**(150)**	14	(164)	N/M
Retained profits	**9,137**	7,661	1,476	19.3
Shareholders' equity available to Telstra Entity sharehol	**15,420**	14,108	1,312	9.3
Outside equity interests				
Contributed equity	**1**	212	(211)	(99.5)
Reserves	**0**	34	(34)	(100.0)
Accumulated losses	**1**	(248)	249	(100.4)
Total outside equity interests	**2**	(2)	4	(200.0)
Total shareholders' equity	**15,422**	14,106	1,316	9.3

28 August 2003 349/2003

Telstra announces improved second half result and share buyback plans

Telstra today announced that underlying sales revenues increased by 1.1 percent in the second half of the fiscal year to $9.8 billion. Sales for the full year reached $19.9 billion, up 0.5 percent on the prior corresponding period.

Underlying domestic sales grew 2 percent for the full year with solid growth in Consumer and SME customer revenues.

Underlying operating expenses, before depreciation and amortisation, were $4.9 billion in the second half and $10 billion for the full year, down 1.8 percent for the full year.

Underlying earnings before interest and tax (EBIT) rose 7.9 percent in the second half to $3.1 billion, producing a full year outcome of $6.9 billion up 1.9 percent on the previous year.

Reported full year EBIT decreased by 7.9 percent to $5.7 billion. Reported full year profit after minorities (NPAT) decreased by 6.3 percent to $3.4 billion. The decrease in reported EBIT and NPAT was largely attributed to the $965 million non-cash write down of the investment in Reach Ltd, in the first half of the fiscal year.

Reported full year revenues (before interest revenue) increased by 3.9 percent to $21.6 billion, and reported full year total expenses (before borrowing costs) increased by 9.0 percent to $15.9 billion.

The Telstra Board of Directors announced an increased final ordinary dividend of 12 cents, up 8.3 percent on last year. At its interim results in February, Telstra also announced a special dividend of 3 cents in addition to the 12 cents ordinary interim dividend. So the total annual dividend to shareholders is 27 cents per share, up 22.7 percent - a total of $3.5 billion dollars.

In addition, Telstra announced plans, subject to regulatory approvals, to buy back between $800 million to one billion dollars worth of the Company's shares. This off-market share buyback is expected to improve both the Company's earnings per share and to increase returns to shareholders.

The higher dividend and share buyback follow the Company's reported total free cash flow growth of 18.9 percent to $4.6 billion in the 12 months to June 30 2003, as a result of reduced capital expenditure, proceeds from asset sales and improved underlying EBIT.

The share buyback is being undertaken as part of the Board's program of capital management, and reflects Telstra's very sound financial settings.

The Board's preference remains for investments in organic growth and value accretive investments.

The return of this capital will not prejudice the ability of the company to take advantage of profitable opportunities.

.../-

Telstra CEO, Ziggy Switkowski, said the Company had demonstrated a disciplined approach to all elements of its revenues, expenses and cash flows, achieving a good balance between focused capital expenditure, service improvement, customer satisfaction, revenue protection and best in class fiscal ratios.

"Today's announcement of a higher final dividend and a share buyback demonstrates our confidence in the future performance of the company, our belief in the value of Telstra shares, and our commitment to earnings per share growth for our shareholders," he said.

"The Company had an improved second half as a result of effective cost management, and produced higher margins and returns on capital," he said.

Operational highlights for the period included:

- better focus and continuing control of CAPEX resulting in a decline of 7.5 percent to $3.17 billion for the year in domestic spending;
- mobile revenues up 4 percent and subscriber market shares recovering;
- the number of total fixed access lines holding, and retail revenues up 2.1 percent;
- residential fixed line feature penetration exceeding five per line with a stream of new products emerging from development helping to grow ARPU;
- cash flows increased by 18.9 percent to $4.6 billion or 8.4 percent excluding asset sales of $0.8 billion;
- narrowband and broadband numbers now totalling 1.5 million with broadband subscriber growth exceeding 100 percent and revenue growth exceeding 75 percent;
- repeated strong performance from Sensis; and
- Telstra Country Wide®'s excellent contributions to serving regional Australia.

Dr Switkowski commended the efforts and achievements of Telstra staff throughout the year saying that in an era, and on a continent, where natural disasters frequently challenge our ability to offer uninterrupted telecommunications services to all Australians, Telstra men and women continued to perform with dedication and diligence.

He said Telstra's staff could be relied on to strive to meet customer expectations all the time, and continuously improve service to all customers.

Commenting on the Company's outlook, he said while aggregate industry revenue growth remains near 4 percent per annum, and industry restructuring and technology change continue apace, the outlook for the year ahead is for a slight improvement on conditions experienced in this past year, but quarterly trends may remain volatile.

He said Telstra anticipates that in 2003/2004:

- its revenue will be greater than in 2002/2003 but probably below aggregate industry growth levels;
- any cost growth will be kept below revenue growth;
- EBIT and EBITDA margins (as a percentage of revenues) are expected to be higher;
- planned domestic CAPEX will be approximately $2.9 billion; and
- quarterly service trends will improve.

In the context of this outlook, Dr Switkowski confirmed that trading results for the first eight weeks of the 2003/2004 year have been very satisfactory.

The final dividend will be fully franked at a tax rate of 30 percent and will have a record date of 26 September 2003, with payment to be made on 31 October, 2003.

Media inquiries
Stephen Morrison
Media Relations Manager
Telephone: 03 9634 5611 or Mobile: 0417 053 501

Telstra Media Releases are regularly posted on the Telstra newsroom:
http://www.telstra.com.au/newsroom

Telstra Corporation Limited and controlled entities

Australian Business Number (ABN): 33 051 775 556

Financial Report

as at 30 June 2003

Page Number

Financial Statements

Statement of Financial Performance		2
Statement of Financial Position		3
Statement of Cash Flows		4
Statement of Changes in Shareholders' Equity		11
Notes to the Financial Statements		
Note 1	- Summary of accounting policies	14
Note 2	- Revenue	30
Note 3	- Profit from ordinary activities	31
Note 4	- Income tax expense	38
Note 5	- Segment information	40
Note 6	- Earnings per share	48
Note 7	- Dividends	49
Note 8	- Cash assets	51
Note 9	- Receivables	52
Note 10	- Inventories	53
Note 11	- Investments	54
Note 12	- Property, plant and equipment	56
Note 13	- Intangible assets	61
Note 14	- Other assets	62
Note 15	- Payables	63
Note 16	- Interest-bearing liabilities	64
Note 17	- Provisions	69
Note 18	- Contributed equity	72
Note 19	- Employee share plans	73
Note 20	- Expenditure commitments	86
Note 21	- Contingent liabilities and contingent assets	90
Note 22	- Superannuation commitments	92
Note 23	- Investments in controlled entities	95
Note 24	- Investments in joint venture entities and associated entities	103
Note 25	- Directors' remuneration - salaries and other benefits	111
Note 26	- Executives' remuneration - salaries and other benefits	112
Note 27	- Related entity transactions	115
Note 28	- Events after balance date	120
Note 29	- Additional financial instruments disclosures	121
Note 30	- United States generally accepted accounting principles disclosures	130
Directors' Declaration		153

This financial report combines the disclosure requirements for both Australian and United States generally accepted accounting principles.

Independent Audit Reports 154

Statement of Financial Performance

for the year ended 30 June 2003

		Telstra Group				Telstra Entity	
		Year ended 30 June				Year ended 30 June	
		2003	2003	2002	2001	2003	2002
	Note	$m	US$m	$m	$m	$m	$m
Ordinary activities							
Revenue							
Sales revenue	2,3	20,495	13,732	20,196	18,679	18,628	18,217
Other revenue (excluding interest revenue)	2,3	1,121	751	606	4,304	952	487
		21,616	14,483	20,802	22,983	19,580	18,704
Expenses							
Labour	3	3,204	2,147	3,240	3,122	2,681	2,575
Goods and services purchased (1.27)	3	3,615	2,422	3,933	3,083	2,730	2,971
Other expenses	3	4,602	3,083	4,065	6,761	6,634	5,088
		11,421	7,652	11,238	12,966	12,045	10,634
Share of net losses of associates and joint venture entities	24	1,025	687	81	183	-	-
		12,446	8,339	11,319	13,149	12,045	10,634
Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) (1.27)		9,170	6,144	9,483	9,834	7,535	8,070
Depreciation and amortisation	3	3,447	2,309	3,267	2,871	2,993	2,782
Earnings before interest and income tax expense (EBIT) (1.27)		5,723	3,835	6,216	6,963	4,542	5,288
Interest revenue	2	84	56	126	103	202	183
Borrowing costs	3	879	589	896	769	935	913
Net borrowing costs		795	533	770	666	733	730
Profit before income tax expense		4,928	3,302	5,446	6,297	3,809	4,558
Income tax expense	4	1,534	1,028	1,796	2,292	1,558	1,833
Effect of decrease in tax rates on deferred tax balances	4	-	-	-	(56)	-	-
Total income tax expense		1,534	1,028	1,796	2,236	1,558	1,833
Net profit		3,394	2,274	3,650	4,061	2,251	2,725
Outside equity interests in net (profit)/loss		35	23	11	(3)	-	-
Net profit available to Telstra Entity shareholders		3,429	2,297	3,661	4,058	2,251	2,725
Other valuation adjustments to equity							
Net exchange differences on translation of non-Australian controlled entities' financial statements		(161)	(108)	(87)	61	-	-
Reserves recognised on equity accounting our interest in joint ventures and associates		(18)	(12)	41	(33)	-	-
Fair value reserve recognised on acquisition of controlling interest in joint venture entity		-	-	54	-	-	-
Adjustment to opening retained profits due to a change in an accounting standard (1.2)		1,415	948	-	-	-	-
Valuation adjustments available to Telstra Entity shareholders and recognised directly in equity		1,236	828	8	28	-	-
Total changes in equity other than those resulting from transactions with Telstra Entity shareholders as owners		4,665	3,125	3,669	4,086	2,251	2,725
		¢	US¢	¢	¢		
Basic and diluted earnings per share (cents per share)	6	26.6	18.0	28.5	31.5		
Total ordinary dividends per share (cents per share)	7,28	27.0	18.0	22.0	19.0		

The notes following the financial statements form part of the financial report.

Statement of Financial Position

as at 30 June 2003

		Telstra Group			Telstra Entity	
		As at 30 June			As at 30 June	
		2003	2003	2002	2003	2002
	Note	$m	US$m	$m	$m	$m
Current assets						
Cash assets	8	1,300	871	1,070	1,152	489
Receivables	9	3,619	2,425	4,063	3,374	5,522
Inventories	10	260	174	204	225	160
Other assets	14	578	387	1,038	466	947
Total current assets		5,757	3,857	6,375	5,217	7,118
Non current assets						
Receivables	9	877	587	1,005	1,319	1,121
Inventories	10	14	9	20	14	7
Investments - accounted for using the equity method	11	159	106	1,197	10	34
Investments - other	11	96	64	105	4,204	4,762
Property, plant and equipment	12	23,012	15,418	23,421	21,794	21,852
Future income tax benefit	4	-	-	132	-	-
Intangibles - goodwill	13	2,018	1,352	2,063	4	5
Intangibles - other	13	1,146	768	1,358	236	269
Other assets	14	2,520	1,688	2,543	2,371	2,399
Total non current assets		29,842	19,992	31,844	29,952	30,449
Total assets		35,599	23,849	38,219	35,169	37,567
Current liabilities						
Payables	15	2,525	1,692	2,762	2,030	2,202
Interest-bearing liabilities	16	1,323	886	1,896	3,327	3,068
Income tax payable	4	660	442	632	614	572
Provisions	17	353	236	1,903	284	1,723
Revenue received in advance		973	652	1,037	798	859
Total current liabilities		5,834	3,908	8,230	7,053	8,424
Non current liabilities						
Payables	15	51	34	129	48	68
Interest-bearing liabilities	16	11,232	7,525	12,481	11,232	12,450
Provision for deferred income tax		1,814	1,215	1,987	1,753	1,831
Provisions	17	814	545	848	727	757
Revenue received in advance		432	289	438	418	420
Total non current liabilities		14,343	9,608	15,883	14,178	15,526
Total liabilities		20,177	13,516	24,113	21,231	23,950
Net assets		15,422	10,333	14,106	13,938	13,617
Shareholders' equity						
Telstra Entity						
Contributed equity	18	6,433	4,310	6,433	6,433	6,433
Reserves		(150)	(101)	14	277	277
Retained profits		9,137	6,122	7,661	7,228	6,907
Shareholders' equity available to Telstra Entity shareholders		15,420	10,331	14,108	13,938	13,617
Outside equity interests						
Contributed equity		1	1	212	-	-
Reserves		-	-	34	-	-
Retained profits/(accumulated losses)		1	1	(248)	-	-
Total outside equity interests		2	2	(2)	-	-
Total shareholders' equity		15,422	10,333	14,106	13,938	13,617

Expenditure commitments, contingent liabilities and assets 20,21

The notes following the financial statements form part of the financial report.

Statement of Cash Flows

for the year ended 30 June 2003

		Telstra Group				Telstra Entity	
		Year ended 30 June				Year ended 30 June	
		2003	2003	2002	2001	2003	2002
	Note	$m	US$m	$m	$m	$m	$m
Cash flows from operating activities							
Receipts from trade and other receivables (inclusive of goods and services tax (GST)) (c) (1.21)		22,511	15,082	22,291	20,912	20,327	20,034
Payments of accounts payable and to employees (inclusive of GST) (c) (1.21)		(11,920)	(7,985)	(11,837)	(11,136)	(9,841)	(9,715)
Interest received		70	47	52	70	140	92
Borrowing costs paid		(999)	(669)	(897)	(813)	(1,060)	(943)
Dividends received		7	5	10	16	2	1
Income taxes paid		(1,536)	(1,029)	(1,503)	(1,455)	(1,487)	(1,479)
GST remitted to the Australian Taxation Office (ATO)		(1,076)	(721)	(1,018)	(995)	(1,019)	(945)
Net cash provided by operating activities (a)		7,057	4,730	7,098	6,599	7,062	7,045
Cash flows from investing activities							
(Payments)/receipts for:							
- property, plant and equipment		(2,704)	(1,812)	(2,958)	(3,259)	(2,662)	(2,778)
- internal use software assets		(555)	(372)	(527)	(706)	(606)	(536)
- patents, trademarks and licences		(2)	(1)	-	(332)	-	-
- deferred expenditure		-	-	(6)	(71)	-	(3)
Capital expenditure (before investments)		(3,261)	(2,185)	(3,491)	(4,368)	(3,268)	(3,317)
- shares in controlled entities		(25)	(17)	(50)	(3,056)	(25)	(118)
- investment in joint venture and associated entities		(45)	(30)	(107)	(142)	5	-
- shares in listed securities and other investments		(1)	(1)	(14)	(38)	-	(13)
Investment expenditure		(71)	(48)	(171)	(3,236)	(20)	(131)
Total capital expenditure	5	(3,332)	(2,233)	(3,662)	(7,604)	(3,288)	(3,448)
Proceeds from:							
- sale of property, plant and equipment		797	534	194	288	794	189
- sale of patents, trademarks and licences		-	-	1	14	-	-
- sale of shares in controlled entities		12	8	-	4	-	-
- sale of joint venture entities and operations		3	2	-	3	-	-
- sale of associated entities		17	11	-	-	1	-
- sale of listed securities and other investments		7	5	176	397	-	5
- sale of business		4	3	33	528	2	29
Net cash used in investing activities		(2,492)	(1,670)	(3,258)	(6,370)	(2,491)	(3,225)
Cash flows from financing activities							
Proceeds from:							
- borrowings		5,914	3,962	13,487	23,521	6,521	13,667
- Telstra bonds		-	-	987	-	-	987
Repayment of:							
- borrowings		(6,315)	(4,231)	(15,441)	(19,193)	(6,527)	(15,941)
- Telstra bonds		(582)	(390)	(41)	(565)	(582)	(41)
- finance leases principal amount		(22)	(15)	(18)	(14)	(8)	(7)
Payments for convertible note		-	-	-	(1,366)	-	-
Employee share loans (net)		33	22	40	27	33	40
Dividends paid	7	(3,345)	(2,241)	(2,831)	(2,316)	(3,345)	(2,831)
Net cash (used in)/provided by financing activities		(4,317)	(2,893)	(3,817)	94	(3,908)	(4,126)
Net increase/(decrease) in cash		248	167	23	323	663	(306)
Foreign currency conversion		(18)	(12)	(20)	-	-	-
Cash at the beginning of the year		1,070	716	1,067	744	489	795
Cash at the end of the year (b)		1,300	871	1,070	1,067	1,152	489

The notes following the financial statements form part of the financial report.

Statement of Cash Flows (continued)

for the year ended 30 June 2003

	Note	Telstra Group				Telstra Entity	
		Year ended 30 June				Year ended 30 June	
		2003	2003	2002	2001	2003	2002
		$m	US$m	$m	$m	$m	$m
Cash flow notes							
(a) Reconciliation of net profit to net cash provided by operating activities							
Net profit		3,394	2,274	3,650	4,061	2,251	2,725
Add/(subtract) the following transactions							
Depreciation and amortisation	3	3,447	2,309	3,267	2,871	2,993	2,782
Accrued interest on notes issued by PCCW		(15)	(10)	(85)	(29)	(15)	(85)
Dividends received from associated entities	24	6	4	9	1	-	-
(Profit)/loss on sale of property, plant and equipment	3	(173)	(115)	4	(7)	(160)	4
(Profit) on sale of patents, trademarks and licences	3	-	-	(1)	(8)	-	-
(Profit)/loss on sale of controlled entities	3	(5)	(3)	(3)	(4)	-	-
(Profit)/loss on sale of joint venture and associated entities	3	(12)	(8)	-	(2)	1	-
(Profit)/loss on sale of listed securities and other corporations	3	2	1	5	(266)	-	(1)
(Profit) on sale of business	3	(10)	(7)	-	(852)	(8)	-
Borrowing costs included in the cost of constructed assets	3	(105)	(70)	(115)	(108)	(105)	(115)
Share of joint venture entities' net losses	24	1,015	681	79	128	-	-
Share of associated entities' net losses	24	10	7	2	55	-	-
Provision for reduction in value of investments	3	26	17	26	1,065	3,056	445
Provision for reduction in value of convertible note	3	-	-	96	-	-	96
Provision for reduction in value of controlled entity receivables	3	-	-	-	-	(587)	830
Reduction in value of capitalised software	3	2	1	-	31	2	-
Net foreign currency conversion differences		(37)	(25)	(14)	14	-	-
Writeback of TSS additional contributions	2	-	-	-	(725)	-	-
(Increase)/decrease in non cash revenue received in advance		-	-	225	779	-	(62)
Increase/(decrease) in non cash operating deferred expenditure		(8)	(5)	(7)	(560)	(11)	29
Other		53	35	31	-	(26)	2
Movements in operating assets and liabilities							
(Increase)/decrease in trade debtors and other debtors		4	3	233	(464)	(99)	67
(Increase)/decrease in inventories		(52)	(35)	94	25	(71)	37
(Increase)/decrease in deferred expenditure and prepayments		48	32	(45)	7	77	(15)
(Increase)/decrease in deferred mobile phone handset subsidies		(42)	(28)	52	(79)	(42)	52
Increase/(decrease) in accounts payable and other creditors		(271)	(181)	(219)	457	(156)	70
Increase/(decrease) in revenue received in advance		(66)	(44)	(338)	(15)	(50)	4
Increase in net taxes payable		9	6	293	781	70	354
Increase/(decrease) in provisions		(161)	(108)	(176)	(583)	(58)	(174)
Movement in foreign currency conversion reserve		(2)	(1)	35	26	-	-
Net cash provided by operating activities		7,057	4,730	7,098	6,599	7,062	7,045
(b) Reconciliation of cash							
Cash at the end of the year as shown in the statement of cash flows agrees to the net amount of the following items in the notes to the financial statements:							
Cash assets	8	1,300	871	1,070	1,077	1,152	489
Bank overdraft		-	-	-	(10)	-	-
		1,300	871	1,070	1,067	1,152	489

Statement of Cash Flows (continued)

for the year ended 30 June 2003

Cash flow notes (continued)

(c) Goods and Services Tax (GST)

Our receipts from trade and other receivables includes estimated GST of $2,072 million (2002: $1,975 million; 2001: $1,888 million) collected by us as agent for the ATO. Our payments of accounts payable and to employees include estimated GST payments made by us for goods and services obtained in undertaking both operating and investing activities. GST paid associated with operating activities amounted to $639 million (2002: $615 million; 2001: $553 million) and GST paid relating to investing activities amounted to $356 million (2002: $342 million; 2001: $340 million).

(d) Significant financing and investing activities that involve components of non cash

Property, plant and equipment

Our property, plant and equipment includes borrowing costs of $77 million (2002: $83 million; 2001: $77 million) which have been included in the cost of constructed assets. These amounts are included in borrowing costs paid in our statement of cash flows.

We acquired plant and equipment with a fair value of $2 million using finance leases during fiscal 2003 (2002: $9 million; 2001: $14 million). As these acquisitions did not involve cash, they are not reported in the statement of cash flows. Our finance lease liability also includes $nil (2002: $1 million; 2001: $3 million) relating to non cash, foreign currency revaluations.

Sale and leaseback transactions

During fiscal 2003, we entered into a sale and leaseback on a portfolio of seven office properties for $570 million. We entered into operating leases totalling $518 million in relation to these properties on normal commercial terms of between five and twelve years. The profit on the sale of this property, plant and equipment was $131 million before tax. The cash inflow from this sale is recognised in our proceeds from the sale of property, plant and equipment (refer note 3 for further information).

There were no significant sale and leaseback transactions entered into during fiscal 2002.

During fiscal 2001, we entered into a sale and leaseback of non communications plant, server and mid range IT equipment totalling $110 million. The leaseback entered into is classified as an operating lease, and the revenue received from the sale directly offset the retirement expense. The cash inflow from this sale was recognised in our proceeds from the sale of property, plant and equipment. During fiscal 2002, there was an additional $23 million sale and leaseback recognised relating to this same transaction.

Software assets (internal use software assets)

Our software assets include borrowing costs of $28 million (2002: $32 million; 2001: $31 million) which have been included in the cost of constructed assets. These amounts are included in borrowing costs paid in our statement of cash flows.

(e) Financing facilities

Details of credit standby arrangements and loan facilities are shown in note 16.

(f) Acquisitions

On 9 April 2003, we acquired an additional 41.6% interest in TelstraClear Limited (TelstraClear) giving us 100% ownership of this company and its controlled entities.

Cash consideration for this additional acquisition was $25 million (NZD$26.9 million). As we controlled TelstraClear prior to this transaction, we were already consolidating their results, financial position and cash flows in to the Telstra Group.

(g) Disposals and entities deconsolidated

There were no significant disposals of investments during fiscal 2003.

During fiscal 2002 and fiscal 2001 we had the following significant acquisitions and disposals of businesses:

(h) Acquisition of TelstraClear, CitySearch and the Telstra CSL Group (formerly known as RWC)

On 12 December 2001, we increased our holding in our joint venture entity TelstraClear Limited (TelstraClear) by 8.4% to 58.4%. We consequently ceased equity accounting and consolidated the financial position, financial performance and cash flows of the TelstraClear Group from 1 December 2001.

Cash consideration for this acquisition was $40 million (NZD$50 million) for which we received an additional 52,500,000 shares in TelstraClear.

On 23 May 2002, we acquired 100% of the share capital in CitySearch Australia Pty Ltd (CitySearch). Cash consideration for this acquisition was $17 million.

Statement of Cash Flows (continued)

for the year ended 30 June 2003

Cash flow notes (continued)

(h) Acquisition of TelstraClear, CitySearch and the Telstra CSL Group (formerly known as RWC) (continued)

The amount of cash, other assets and liabilities acquired as a result of obtaining our increased interest in TelstraClear and our shareholding in CitySearch was as follows:

Acquisition of controlled entities	Year ended 30 June 2002 $m
Consideration for acquisitions	
Cash	56
Costs of acquisition	1
	57
Fair value of assets and liabilities acquired by major class	
Net overdraft held on acquiring control	(5)
Receivables	64
Inventories	17
Property, plant and equipment	777
Identifiable intangible assets	249
Other assets	8
Payables	(55)
Borrowings	(406)
Amounts owed to Telstra Corporation Ltd (a)	(367)
Provisions	(72)
Finance lease liability	(10)
Other liabilities	(80)
Fair value of net assets on gaining control	120
Outside equity interest relating to TelstraClear	(47)
Original 50% interest in fair value of TelstraClear's net assets prior to obtaining increased shareholding	(56)
Net assets acquired	17
Goodwill on acquisition (b)	40
	57
Outflow of cash on acquisitions	
Consideration for acquisition	(56)
Net overdraft held by TelstraClear on gaining control	(5)
Costs of acquisition	(1)
	(62)

(a) Included in our repayment of borrowings line in the statement of cash flows is a $367 million loan provided to TelstraClear. This funding was used to facilitate the purchase of the Clear Communications Limited Group.

(b) Included in our goodwill on acquisition is $31 million relating to TelstraClear. Goodwill recognised from the original acquisition of our 50% interest in TelstraClear was $49 million as at 1 December 2001. Upon acquisition of our additional 8.4% controlling interest, the total goodwill relating to TelstraClear was $80 million.

Telstra CSL Group

On 28 June 2002, we acquired an additional 40% interest in the Telstra CSL Group giving us 100% ownership of this company and its controlled entities. As consideration for this acquisition, PCCW Limited (PCCW) redeemed the US$750 million convertible note and issued a new US$190 million mandatorily converting note. The fair value of consideration for this acquisition amounted to $992 million. As no cash was involved, this transaction is not reflected in our statement of cash flows. In addition, as we controlled the Telstra CSL Group prior to this transaction, we were already consolidating their results, financial position and cash flows in to the Telstra Group. Refer to section (j) for information on the acquisition of our original 60% interest in the Telstra CSL Group in fiscal 2001.

Statement of Cash Flows (continued)

for the year ended 30 June 2003

Cash flow notes (continued)

(i) Disposals and entities deconsolidated

During fiscal 2002, we deconsolidated our interests in Keycorp Limited (Keycorp) and Telstra Vishesh Communications Private Limited (Telstra VComm).

We signed a deed poll effective 28 June 2002, which gave up our rights to appoint a majority of the directors to the board of Keycorp. As a result, we no longer have the capacity to control the company and have deconsolidated its statement of financial position as at that date. Refer to section (k) for information on the original acquisition of our interest in Keycorp.

On 13 May 2002, we sold our ordinary shareholding in Telstra VComm and acquired non voting preference shares for $11 million on the same date. As a result of this transaction, we no longer control this company and have deconsolidated its statement of financial position.

The cash, other assets and liabilities deconsolidated as a result of these transactions were as follows:

Assets and liabilities deconsolidated by major class	Year ended 30 June 2002 $m
Carrying amounts of assets and liabilities deconsolidated by major class	
Net overdrafts held on deconsolidation	(12)
Receivables	17
Inventories	24
Property, plant and equipment	11
Intangible assets	18
Other assets	1
Payables	(27)
Borrowings	(47)
Provisions	(3)
Net assets deconsolidated	(18)
Inflow of cash on deconsolidation	
Net overdrafts held	(12)

The inflow of cash relating to overdrafts held on deconsolidation has been offset against our payments for shares in controlled entities in the statement of cash flows.

(j) Telstra's Asian Ventures

In fiscal 2001, we completed our strategic alliance with PCCW. Under these arrangements, the following acquisitions and disposals took place with effect from 1 February 2001:

• Reach Ltd

Reach Ltd (Reach) was formed through the combination of our international wholesale businesses and certain wholesale assets, together with certain PCCW assets. In return for the businesses and assets we contributed, we received net cash of $680 million and a 50% equity interest initially recognised at $1,727 million, including capitalised acquisition costs. Reach operates as a provider of voice, data and internet connectivity services in the Asia Pacific region.

The businesses we contributed included the global wholesale division of Telstra Corporation Limited and a number of controlled entities as listed below:

Global wholesale divisions
- Global Connect (part thereof)
- Global Wholesale - Australian Point of Presence (PoP)
- Telstra Inc. (part thereof)

Controlled entities
- Telstra Global Networks Limited
- Telstra Japan KK
- Telstra Korea Limited
- Telstra Germany GmbH
- Telstra France SA
- Telstra Singapore Pte Ltd
- Telstra International (HK) Holdings Limited
- Telstra Wholesale Trading Inc.
- Telstra (UK) Limited
- Telstra Global Wholesale (NZ) Limited
- Telstra (Malaysia Holdings) Sdn. Bhd.
- Australian Network Company Pty Ltd

Statement of Cash Flows (continued)

for the year ended 30 June 2003

Cash flow notes (continued)

(j) Telstra's Asian Ventures (continued)

The carrying amounts of cash, other assets and liabilities contributed is presented in the following table:

Assets and liabilities contributed by major class	Year ended 30 June 2001 $m
Proceeds on disposal	
Cash	680
Issue of shares (excluding associated costs)	1,692
	2,372
Cash	64
Receivables	142
Property, plant and equipment	647
Other assets	87
Payables	(403)
Borrowings	(16)
Carrying amount of assets contributed	521
Other items	47
Other associated costs (including stamp duty)	100
Book value of businesses and controlled entities contributed to Reach and associated costs (note 3)	668
Net outflow of cash on contribution	(64)
Net inflow of cash as consideration	680
	616

Refer note 24 for further details on our investment in Reach.

• Telstra CSL Group

We acquired a 60% controlling interest in the Telstra CSL Group. Consideration for this acquisition totalled $3,085 million (including capitalised acquisition costs). The Telstra CSL Group operates as a provider of wireless connectivity services in the Asia Pacific region.

The fair value of cash, other assets and liabilities consolidated as a result of the acquisition is presented in the following table:

Assets and liabilities acquired by major class	Year ended 30 June 2001 $m
Cash	40
Receivables	50
Inventories	14
Property, plant and equipment	430
Identifiable intangible assets	759
Other assets	49
Payables	(198)
Provisions	(103)
Fair value of net assets acquired	1,041
Telstra share of fair value of net assets acquired	625
Goodwill on acquisition	1,461
Write off of acquisition costs	999
	3,085
Inflow of cash on acquisition	40
Outflow of cash on acquisition	3,085

Refer note 23 for further details on our investment in the Telstra CSL Group.

(k) Other acquisitions of businesses

During fiscal 2001, we acquired a 50.9% controlling interest in Keycorp Limited (Keycorp). As consideration, we sold our EFTPOS payments carriage, installation and maintenance business to Keycorp for $426 million.

Statement of Cash Flows (continued)

for the year ended 30 June 2003

Cash flow notes (continued)

(k) Other acquisitions of businesses (continued)

The amount of cash, other assets and liabilities we acquired as a result of obtaining our interest in Keycorp is presented in the following table:

Acquisition of controlled entities and businesses	Year ended 30 June 2001 $m
Consideration for acquisition	
Sale of EFTPOS payments carriage, installation and maintenance business	426
Costs of acquisition	12
	438
Less elimination of goodwill (intercompany transaction)	426
	12
Outside equity interest (49.1%)	17
	29
Fair value of assets and liabilities acquired by major class	
Cash	1
Receivables	40
Inventories	29
Investments	20
Property, plant and equipment	5
Identifiable intangible assets	19
Other assets	7
Payables	(37)
Borrowings	(47)
Provisions	(3)
Fair value of net assets acquired	34
Less discount on acquisition	(5)
	29
Inflow of cash on acquisition	
Cash held by Keycorp on acquisition	1

Statement of Changes in Shareholders' Equity

for the year ended 30 June 2003

Telstra Group

	Contributed equity (i) $m	Reserves: Asset revaluation (ii) $m	Reserves: Foreign currency translation (iii) $m	Reserves: General (iv) $m	Reserves: Consolidation fair value (v) $m	Retained profits $m	Outside equity interests $m	Total $m
Balance at 30 June 2000.	6,433	32	(41)	1	-	5,170	7	11,602
- change in outside equity interests capital, reserves and accumulated losses (apart from interests in net profits) . .	-	-	-	-	-	-	473	473
- net profit.	-	-	-	-	-	4,058	3	4,061
- reserves recognised on equity accounting our interest in joint venture entities and associates.	-	-	(33)	3	-	-	-	(30)
- adjustment on translation of non-Australian controlled entities' financial statements	-	-	61	-	-	-	-	61
- transfer of foreign currency translation reserve on sale of controlled entities .	-	-	(12)	-	-	12	-	-
- dividends (note 7)	-	-	-	-	-	(2,445)	-	(2,445)
Balance at 30 June 2001.	6,433	32	(25)	4	-	6,795	483	13,722
- change in outside equity interests capital, reserves and accumulated losses (apart from interests in net profit) . . .	-	-	-	-	-	-	(445)	(445)
- net profit/(loss).	-	-	-	-	-	3,661	(11)	3,650
- reserves recognised on equity accounting our interest in joint venture entities and associates.	-	-	62	(21)	-	-	-	41
- adjustment on conversion of non-Australian controlled entities' financial statements	-	-	(87)	-	-	-	-	(87)
- dilution of outside equity interest on acquisition of controlled entity through additional share issue	-	-	-	-	-	29	(29)	-
- fair value adjustment on acquisition of controlling interest in joint venture entity	-	-	-	-	54	1	-	55
- transfer of foreign currency translation reserve on sale of controlled entities .	-	-	(5)	-	-	5	-	-
- dividends (note 7)	-	-	-	-	-	(2,830)	-	(2,830)
Balance at 30 June 2002.	6,433	32	(55)	(17)	54	7,661	(2)	14,106

(continued over page)

The notes following the financial statements form part of the financial report.

Statement of Changes in Shareholders' Equity (continued)

Telstra Group

	Contributed equity (i) $m	Reserves: Asset revaluation (ii) $m	Reserves: Foreign currency translation (iii) $m	Reserves: General (iv) $m	Reserves: Consolidation fair value (v) $m	Retained profits $m	Outside equity interests $m	Total $m
Balance at 30 June 2002.	6,433	32	(55)	(17)	54	7,661	(2)	14,106
- adjustment to opening retained profits due to change in accounting standards (vi)	-	-	-	-	-	1,415	-	1,415
- change in outside equity interests capital, reserves and accumulated losses (apart from interests in net profit) . . .	-	-	-	-	-	(8)	39	31
- net profit/(loss).	-	-	-	-	-	3,429	(35)	3,394
- reserves recognised on equity accounting our interest in joint venture entities and associates.	-	-	(21)	3	-	-	-	(18)
- adjustment on conversion of non-Australian controlled entities' financial statements	-	-	(161)	-	-	-	-	(161)
- fair value adjustment on acquisition of controlling interest in joint venture entity	-	-	-	-	(4)	4	-	-
- transfer of foreign currency translation reserve and general reserve on sale of controlled entities and associates . . .	-	-	(3)	22	-	(19)	-	-
- dividends (note 7)	-	-	-	-	-	(3,345)	-	(3,345)
Balance at 30 June 2003.	6,433	32	(240)	8	50	9,137	2	15,422
Balance at 30 June 2003 US$m	4,310	21	(161)	5	34	6,122	2	10,333

(i) Refer to note 18 for details of the Telstra Group's contributed equity.

(ii) The asset revaluation reserve was previously used to record revaluations in the value of non current assets. From 1 July 2000, as allowed under AASB 1041: "Revaluation of Non-Current Assets", we have deemed the carrying value of our property, plant and equipment assets (refer to note 12) to be cost. As a result, the asset revaluation reserve may no longer be used to record the writedowns of these assets to recoverable amount. Any writedowns of these assets to recoverable amount from 1 July 2000 must be made through the statement of financial performance (refer note 1.12).

As a consequence of implementing AASB 1041, we have also discontinued our policy of revaluing property, plant and equipment upwards. The asset revaluation reserve is no longer able to be used for distribution to shareholders or for offsetting revaluation decrements due to legal and accounting restrictions.

(iii) The foreign currency translation reserve is used to record exchange differences arising from the conversion of our self sustaining non-Australian operations' financial statements into Australian dollars. Conversion of operations where entities operate on their own are taken to the foreign currency translation reserve, while conversion for those entities that operate with us are taken to the statement of financial performance (refer note 1.5).

This reserve is also used to record our percentage share of exchange differences arising from equity accounting our non-Australian investments in associates and joint venture entities. The foreign currency translation reserve applicable to joint venture entities and associated entities is shown in note 24.

(iv) The general reserve represents our share of the capital reserve of joint venture entities and associated entities as a result of equity accounting. The amount of reserves applicable to these investments is shown in note 24.

(v) The consolidation fair value reserve represents our share of the fair value adjustments to TelstraClear Limited net assets upon acquisition of a controlling interest. The reserve balance is amortised over the useful life of the underlying revalued assets (average 18 years).

(vi) Due to the first time application of accounting standard AASB 1044: "Provisions, Contingent Liabilities and Contingent Assets", we have adjusted the opening balance of retained profits by the amount of the dividend provided at 30 June 2002. Refer to note 1.2 for additional information on this change.

Statement of Changes in Shareholders' Equity (continued)

for the year ended 30 June 2003

Telstra Entity

	Contributed equity (i) $m	Reserves: Asset revaluation (ii) $m	Retained profits $m	Total $m
Balance at 30 June 2000	6,433	277	4,886	11,596
- net profit	-	-	4,571	4,571
- dividends (note 7)	-	-	(2,445)	(2,445)
Balance at 30 June 2001	6,433	277	7,012	13,722
- net profit	-	-	2,725	2,725
- dividends (note 7)	-	-	(2,830)	(2,830)
Balance at 30 June 2002	6,433	277	6,907	13,617
- adjustment to opening retained profits due to change in accounting standards (iii)	**-**	**-**	**1,415**	**1,415**
- net profit	**-**	**-**	**2,251**	**2,251**
- dividends (note 7)	**-**	**-**	**(3,345)**	**(3,345)**
Balance at 30 June 2003	**6,433**	**277**	**7,228**	**13,938**

(i) Refer to note 18 for details of the Telstra Entity's contributed equity.

(ii) The asset revaluation reserve was previously used to record revaluations in the value of non current assets. From 1 July 2000, as allowed under AASB 1041: "Revaluation of Non-Current Assets", we have deemed the carrying value of our property, plant and equipment assets (refer to note 12) to be cost. As a result, the asset revaluation reserve may no longer be used to record the writedowns of these assets to recoverable amount. Any writedowns of these assets to recoverable amount from 1 July 2000 must be made through the statement of financial performance (refer note 1.12).

As a consequence of implementing AASB 1041, we have also discontinued our policy of revaluing property, plant and equipment upwards. The asset revaluation reserve is no longer able to be used for distribution to shareholders or for offsetting revaluation decrements due to legal and accounting restrictions.

(iii) Due to the first time application of accounting standard AASB 1044: "Provisions, Contingent Liabilities and Contingent Assets", we have adjusted the opening balance of retained profits by the amount of the dividend provided for at 30 June 2002. Refer to note 1.2 for additional information on this change.

Notes to the Financial Statements

1. Summary of accounting policies

In this financial report, we, us, our, Telstra and the Telstra Group - all mean Telstra Corporation Limited, an Australian corporation and its controlled entities as a whole. Telstra Entity is the legal entity, Telstra Corporation Limited.

Our financial or fiscal year ends on 30 June. Unless we state differently, the following applies:

- year, fiscal year or financial year means the year ended 30 June;
- balance date means the date 30 June; and
- 2003 means fiscal 2003 and similarly for other fiscal years.

The main accounting policies we used in preparing the financial report of the Telstra Entity and the Telstra Group are listed below. These are presented to assist your understanding of the financial reports. These accounting policies are consistent with those adopted in previous periods, unless a change in accounting policy has been made and brought to your attention.

1.1 Basis of preparation of the financial report

This financial report is a general purpose financial report prepared in accordance with:

- the Australian Corporations Act 2001;
- Accounting Standards applicable in Australia;
- other authoritative pronouncements of the Australian Accounting Standards Board;
- Urgent Issues Group Consensus Views; and
- Australian generally accepted accounting principles (AGAAP).

This financial report is prepared in accordance with historical cost, except for some categories of investments that are equity accounted. Cost is the fair value of the consideration given in exchange for net assets acquired.

In preparing this financial report, we have been required to make estimates and assumptions that affect:

- the reported amounts of assets and liabilities;
- the disclosure of contingent assets and liabilities; and
- revenues and expenses for the period.

Actual results could differ from those estimates.

Note 30 contains a reconciliation of the major differences between our financial report prepared under Australian generally accepted accounting principles (AGAAP) and those applicable under United States generally accepted accounting principles (USGAAP).

United States dollar conversions

This financial report has been prepared using Australian dollars (A$). For the convenience of readers outside Australia we have converted our statement of financial performance, statement of financial position, statement of cash flows and USGAAP disclosures from A$ to US$ for fiscal 2003.

These conversions appear under columns headed "US$m" and represent rounded millions of US dollars. The conversion has been made using the noon buying rate in New York City for cable transfers in non-US currencies. This rate is certified for custom purposes by the Federal Reserve Bank of New York. The rate on 30 June 2003 was A$1.00 = US$0.67.

These conversions are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.

1.2 Change in accounting policies

The following accounting policy changes occurred during fiscal 2003.

Provision for dividends

In previous financial years, our accounting policy was to provide for dividends in the statement of financial position when that dividend was declared after reporting date but before the completion of the financial report. Due to the first time application of accounting standard AASB 1044: "Provisions, Contingent Liabilities and Contingent Assets", a provision can no longer be raised at balance date if the dividend is declared after that date.

As a result, we have changed our accounting policy to reflect this position and we now provide for a dividend in the period in which it is declared. When the declaration date is after balance date but before completion of the financial report, we disclose the dividend as an event occurring after balance date.

The transitional provisions of this standard require a write-back of the provision raised as at 30 June 2002 to opening retained profits in the current financial year. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the year by $1,415 million. No adjustment has been made to the prior year statement of financial performance, statement of financial position or cash flows.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.2 Change in accounting policies (continued)

Provision for dividends (continued)

The restatement of our retained profits and provisions is disclosed as follows to show the information as if the new accounting policy had always been applied:

	Telstra Group		Telstra Entity	
	As at 30 June (Restated)		As at 30 June (Restated)	
	2003	2002	2003	2002
	$m	$m	$m	$m
Restatement of retained profits				
Previously reported retained profits at beginning of year	7,661	6,795	6,907	7,012
Reversal of prior year dividend provided for . .	1,415	1,416	1,415	1,416
Profit after income tax expense	3,429	3,661	2,251	2,725
Other movements in retained profits.	(23)	35	-	-
Dividends - interim dividend and prior year final ordinary dividend paid (refer note 7)	(3,345)	(2,831)	(3,345)	(2,831)
Restated retained profits at end of year	9,137	9,076	7,228	8,322
Restatement of current provisions				
Current provisions at end of year (refer note 17). .	353	1,903	284	1,723
Adjustment for change in accounting policy . .	-	(1,415)	-	(1,415)
Restated current provisions at end of year	353	488	284	308

Cross currency swaps

In accordance with AASB 1012: "Foreign Currency Translation" we revalue the principal of our cross currency swaps to take into account movements in foreign currency. As these cross currency swaps are designated as hedges, we had previously included the swap balances with the underlying borrowings in the statement of financial position.

To give affect to a change to AASB 1012 in relation to the disclosure of our financial instruments, we have now separated these foreign currency swaps and recorded them as separate financial assets and liabilities.

This reflects the fact that the swap contracts, although specifically hedging our borrowings, are made with different counterparties and as such are separate financial assets and liabilities in their own right.

On a similar basis, we have reviewed the treatment of our interest rate swaps to ensure that interest receivable and payable are set off only where our dealings are with the same counterparty and we have a legally recognised right to do so. Adjustments required for our interest rate swaps have not had a significant effect on our statement of financial position.

To appropriately assess our price risk from foreign currency borrowings, hedge receivables and hedge payables arising from cross currency swaps and accruals arising from interest rate swaps should continue to be viewed in the context of movements in the underlying borrowings being hedged.

This change in accounting policy has had no impact on our statement of financial performance or our net assets in the statement of financial position. It has however resulted in an increase to both total assets and total liabilities. We have restated our comparative figures to reflect the disclosure in the current year. Refer note 29 for additional details on our financial instruments (including derivatives).

The balances relating to cross currency swaps in our asset and liability classes are as follows:

	Telstra Group	
	As at 30 June	
	2003	2002
	$m	$m
Receivables - current	10	29
Receivables - non current	273	622
	283	651
Interest-bearing liabilities -non current	426	114
Net cross currency swaps separated out from interest-bearing liabilities	(143)	537

The net position of our other loans after including all cross currency swaps is included in our note 16 disclosures.

Employee benefits

Revised accounting standard AASB 1028: "Employee Benefits" became applicable from 1 July 2002. The main changes surrounding this standard were specific recognition criteria for wages and salaries (including non-monetary benefits), compensated absences, profit sharing and bonus plans, termination benefits and some post employment benefits.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.2 Change in accounting policies (continued)

Employee benefits (continued)

Previously, we measured the provision for employee benefits at remuneration rates current at balance date. From fiscal 2003, we now measure the provision for employee benefits on the remuneration rates expected to be current when the liability is settled. We have assessed the changes in this accounting standard and determined that there has been no significant impact on our statement of financial performance or statement of financial position. As a result, there has been no adjustment required to our opening retained earnings.

There were no accounting policy changes made during fiscal 2002.

The following accounting policy change occurred during fiscal 2001.

Revenue recognition

It is our policy to prepare our financial statements to satisfy both AGAAP and USGAAP and, in cases where there is no conflict between the two, we ensure that we incorporate the more detailed requirements in both AGAAP and USGAAP financial statements.

The US Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB101) had application to us for our USGAAP accounts from 1 July 2000.

SAB101 gives the SEC staff's interpretation of existing accounting principles on the timing of recognition of revenues and associated expenses in the financial statements. As the underlying accounting principles of revenue recognition are the same for both AGAAP and USGAAP, we have applied the more detailed SAB101 guidance to the timing of revenue recognition to both AGAAP and USGAAP financial statements. We accounted for the adoption of SAB101 as a change in accounting principle effective 1 July 2000.

The major revenue and associated expense items impacted were:

- basic access installation and connection fees for in place and new services;
- up-front mobile phone connection fees;
- commission revenue for our printed directories; and
- on line directories and voice services.

Installation and connection fees

Consistent with industry practice, certain installation and connection fees were previously recognised on connection of the service. Under SAB101, these installation and connection fee revenues are deferred and recognised over the average estimated customer contract life. For basic access installation and connections this is an average of five years. Incremental costs directly related to these revenues are also deferred and amortised over the customer contract life. Any costs in excess of the revenue deferred are recognised immediately.

Commission revenue for printed directories

Previously, commission revenue for printed directories earned for sale of directory advertising space was recognised on signing of the advertising agreements with customers, while the balance of the revenue was deferred until the directories were published and delivered to customers' premises. Under SAB101 we have deferred the recognition of all revenue earned for a directory until the directory is published and delivered to customers' premises.

On line directories and voice services

Previously, revenue for our on line directories and voice services was recognised when agreements for the service were made with the customer. Revenue for these services is now deferred over the life of the service agreements, which is on average one year.

Refer to note 3 for details on items recognised in our statement of financial performance requiring specific disclosure.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.2 Change in accounting policies (continued)

Revenue recognition (continued)

As a result of the change in revenue recognition accounting policy, our net profit for fiscal 2001 decreased as follows:

	Telstra Group Year ended 30 June 2001 $m
Sales revenue	
Cumulative impact of deferring revenue as at 30 June 2000	777
Deferral of additional revenues under new policy for year ended 30 June 2001	410
Part release of cumulative impact for the year ended 30 June 2001	(408)
Total impact on sales revenue	779
Goods and services purchased	
Cumulative impact of deferring expenses as at 30 June 2000	(573)
Deferral of additional expenses under new policy for year ended 30 June 2001	(191)
Part release of cumulative impact for the year ended 30 June 2001	204
Total impact on goods and services purchased	(560)
Reduction in profit before income tax expense	(219)
Income tax benefit at 34%	74
Reduction in net profit after tax for the year ended 30 June 2001	(145)

1.3 Recently issued accounting standards to be applied in Australia in future periods

The following revised Australian accounting standard and the adoption of international accounting standards will apply in future financial reports. The impact of this Australian accounting standard has not yet been determined.

AASB 1020: "Income taxes" is applicable for financial years beginning on or after 1 January 2005. The revised standard introduces a fundamental shift in the method of accounting for income taxes. The new method is known as the balance sheet liability method, while the previous method was known as the income statement liability method.

The balance sheet method places emphasis upon the determination of tax assets and liabilities with income tax expense a residual of the process. In implementing the new method the revised standard:

- introduces new terminology;
- is formula based;
- defines tax assets and liabilities as the product of temporary differences that arise between the carrying amount and the tax base of items recognised in the statement of financial position; and
- increases the level of disclosures about income taxation.

Adoption of International Financial Reporting Standards

The Australian Financial Reporting Council (FRC) has determined that Australian entities must adopt International Financial Reporting Standards (IFRS) from 1 January 2005. This will involve completing a first time set of financial statements under IFRS for the half-year ended 31 December 2005 and for the financial year ended 30 June 2006.

Comparatives will also be remeasured under IFRS for the half-year ending 31 December 2004 and the financial years ending 30 June 2005 and 30 June 2004.

It is expected that there will be continuing developments in IFRS up to their application date of 1 January 2005, and consequently there is still uncertainty about the impact of IFRS. We are currently evaluating the potential impact of applying IFRS on our statement of financial position and performance.

1.4 Principles of consolidation

Our consolidated financial report includes the assets and liabilities of the Telstra Entity and its controlled entities as a whole as at the end of the financial year and the consolidated results and cash flows for the financial year. The effect of all intergroup transactions and balances are removed in full from our consolidated financial report.

Our consolidated financial report includes the assets and liabilities of the Telstra Entity and its controlled entities as a whole as at the end of the financial year and the consolidated results and cash flows for the financial year. The effect of all intergroup transactions and balances are removed in full from our consolidated financial report.

Where we do not control an entity for the whole year, results and cash flows for those entities are only included from the date on which control commences, or up until the date on which there is a loss of control.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.4 Principles of consolidation (continued)

Our consolidated retained profits include controlled entities' retained profits/accumulated losses from the time they became a controlled entity until control ceases. Outside equity interests in the results and equity of controlled entities are shown separately in our consolidated statement of financial performance and consolidated statement of financial position.

The financial statements of controlled entities are prepared for the same reporting period as the Telstra Entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies.

An entity is considered to be a controlled entity where we are able to dominate decision making, directly or indirectly, relating to the financial and operating policies of that entity to enable it to operate with us in achieving our objectives. Our controlled entities are listed in note 23.

Investments in associated entities and joint ventures are accounted for as set out in note 1.10.

1.5 Foreign currency translation

(a) Transactions

Foreign currency transactions are converted into Australian currency at market exchange rates applicable at the date of the transactions. Amounts payable or receivable in foreign currencies at balance date are converted into Australian currency at market exchange rates at balance date. Any currency translation gains and losses that arise are included in our net profit or loss for the year.

Where we enter into a hedge for a specific expenditure commitment or for the construction of a qualifying asset, currency translation gains and losses and hedging costs on forward foreign currency contracts are deferred and included with the expenditure commitment or cost of the asset.

Where we enter into a hedge for general expenditure commitments or for the construction of a non-qualifying asset, currency translation gains and losses are recorded in the statement of financial performance in the same period as the currency translation differences on the underlying transaction being hedged. Costs on such contracts are amortised over the life of the hedge contract.

Premiums and discounts on forward exchange contracts arising at the time of entering into the hedge are deferred and amortised over the life of the contract and included in borrowing costs.

(b) Translation of financial reports of foreign operations

Non-Australian entities that operate with us ("integrated" entities)

Where our non-Australian operations, either directly or indirectly, rely on us financially and operationally, we translate their financial reports to Australian dollars using a method known as the temporal method of accounting.

Under this method:

- monetary statement of financial position items, such as cash and receivables, are translated into Australian dollars using market exchange rates at balance date;
- non monetary statement of financial position items (including equity at the date of investment) are translated at market exchange rates applicable at the date of the transactions (or at the date of revaluation);
- statements of financial performance are translated into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions, which are translated at the exchange rate that existed on the date of the transaction; and
- currency translation gains and losses are recorded in the statement of financial performance.

Non-Australian entities that operate on their own ("self-sustaining" entities)

Where our non-Australian operations operate independently of us both financially and operationally, we translate their financial reports to Australian dollars using the current rate method of accounting.

Under this method:

- assets and liabilities are translated into Australian dollars using market exchange rates at balance date;
- shareholders' equity at the date of investment is translated into Australian dollars at the exchange rate current at that date. Movements post-acquisition (other than retained profits/accumulated losses) are translated at the exchange rates current at the dates of those movements;
- statements of financial performance are translated into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions, which are translated at the exchange rate that existed on the date of the transaction; and
- currency translation gains and losses are recorded in the foreign currency translation reserve.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.5 Foreign currency translation (continued)

Non-Australian entities that operate on their own ("self sustaining" entities) (continued)

Exchange differences relating to foreign currency monetary items forming part of the net investment in a self sustaining foreign entity, together with hedges of such monetary items and related tax effects, are eliminated against the foreign currency translation reserve on consolidation of the foreign entity's financial report.

Upon disposal or partial disposal of a self sustaining entity, the balance of the foreign currency translation reserve relating to the entity, or the part disposed of, is transferred to retained profits.

1.6 Cash and cash equivalents (note 8)

Cash includes cash at bank and on hand, bank deposits, bills of exchange and commercial paper with an original maturity date not greater than three months.

Bank deposits (including those with an original maturity in excess of three months, which are classified as receivables) are recorded at amounts to be received and interest revenue is recognised on an effective yield to maturity basis.

Bills of exchange and commercial paper (including those with an original maturity in excess of three months, which are classified as receivables) are valued at amortised cost with interest revenue recognised on an effective yield to maturity basis.

Statement of cash flows discloses cash net of outstanding bank overdrafts. At balance date in 2003 and 2002, there were no bank overdrafts.

1.7 Receivables (note 9)

Trade debtors are recorded at amounts to be received. A provision for doubtful debts is raised based on a general and specific review of outstanding amounts at balance date. Bad debts which have been specifically provided for in previous years are recorded against the provision for doubtful debts (the provision is reduced). In all other cases, bad debts are written off as an expense directly in the statement of financial performance.

Employee share loans are carried at the amount advanced to each employee, less after tax dividend repayments and loan repayments. The outstanding principal on these loans is mainly interest free. The current portion of the loan receivable is calculated using estimated loan repayments expected to be received from tax adjusted dividend payments and estimated loan repayments as a result of staff exiting the employee share plans described in note 19.

1.8 Inventories (note 10)

Our finished goods include goods available for sale, and material and spare parts to be used in constructing and maintaining the telecommunications network. We value inventories at the lower of cost and net realisable value.

We allocate cost to the majority of inventory items on hand at balance date using the weighted average cost basis. For the remaining quantities on hand, actual cost is used.

Current inventories are inventory items held for resale or items to be consumed into the telecommunications network within one year.

Non current inventories are items which will be consumed into the telecommunications network after one year.

1.9 Construction contracts (note 10)

(a) Valuation

We record construction contracts in progress at cost (net of any provision for foreseeable losses) less progress billings where profits are yet to be recognised.

Cost includes:

- both variable and fixed costs directly related to specific contracts;
- amounts which can be allocated to contract activity in general and which can be allocated to specific contracts on a reasonable basis; and
- costs expected to be incurred under penalty clauses, warranty provisions and other variances.

Where a significant loss is estimated to be made on completion, a provision for foreseeable losses is brought to account and recorded against the gross amount of construction work in progress.

(b) Recognition of profit

Profit is recognised on an individual project basis using the percentage of completion method. The percentage of completion is calculated based on estimated costs of completion (refer to note 1.19(d)).

Profits are recognised when:

- the stage of contract completion can be reliably determined;
- costs to date can be clearly identified; and
- total contract revenues to be received and costs to complete can be reliably estimated.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.9 Construction contracts (note 10) (continued)

(c) Disclosure

The construction work in progress balance is recorded in current inventories after deducting progress billings (refer note 10). Where progress billings exceed the balance of construction work in progress the net amount is shown as a current liability within other creditors.

1.10 Investments (note 11)

(a) Controlled entities

Our investments in controlled entities are valued at cost less any amount provided for permanent reduction in the investment value.

(b) Joint venture entities and associated entities

(i) Joint venture entities

A joint venture entity is a contractual arrangement (in the form of an entity) whereby two or more parties take on an economic activity which is governed by joint control. Joint control involves the contractually agreed sharing of control over an entity where two or more parties must consent to all major decisions. Our interests in joint venture entities that are:

- partnerships are accounted for using the equity method of accounting in the Telstra Group and Telstra Entity financial statements; and
- not partnerships are accounted for using the equity method of accounting in the Telstra Group financial statements and the cost method in the Telstra Entity financial statements.

(ii) Associated entities

Where we hold an interest in the equity of an entity and are able to apply significant influence to the decisions of the entity, that entity is an associated entity. Associated entities are accounted for using the equity method of accounting in the Telstra Group financial statements and the cost method in the Telstra Entity financial statements.

Under the equity method of accounting we adjust the initial recorded amount of the investment for our share of:

- net profits or losses after tax since the date of investment;
- reserve movements since the date of investment;
- unrealised profits or losses and adjustments to asset values;
- notional goodwill amortisation;
- dividends or distributions received; and
- deferred profit brought to account.

Our share of all of these items, apart from dividends or distributions received and reserves, is recorded in the statement of financial performance.

Notional goodwill on acquisition of an interest in a joint venture entity or associated entity is amortised over the expected period of benefit, limited to a maximum of 20 years from the date of acquisition. This amortisation is recorded in the share of net profits or losses of associates and joint venture entities line in the statement of financial performance.

Where we contribute or sell businesses or assets to a joint venture entity or associate in which we retain an ownership interest, a portion of the profit arising on contribution or sale is deferred. The amount deferred is determined with reference to our ownership percentage in the joint venture entity or associate. The deferred amount is released to the statement of financial performance through the equity accounted results over a period consistent with the utilisation of the underlying assets.

We also assess the recoverable amount of our equity accounted investments and reduce the equity accounted carrying amount to recoverable amount where the carrying amount exceeds recoverable amount. Where the equity accounted amount of an investment has been reduced to recoverable amount, we only reverse reductions to the extent the new recoverable amount at balance date exceeds the carrying amount at that date.

Where the equity accounted amount of our investment in an entity falls below zero, we suspend the equity method of accounting and record the investment at zero. When this occurs, the equity method of accounting does not start again until our share of profits and reserves exceeds the cumulative prior year share of losses and reserve reductions.

(c) Joint venture operations

A joint venture operation means a contractual arrangement (that is not a joint venture entity) whereby two or more parties undertake an economic activity that is governed by joint control. This usually involves the shared use of assets. Joint control involves the contractually agreed sharing of control where two or more parties must consent to all major decisions. Where the investment is significant, we record assets and liabilities relating to our share in each asset and liability used in the joint venture operation. We record expenses based on our percentage ownership interest in the joint venture. We record revenue from the sale or use of our share of the output as described in our revenue policy (refer note 1.19).

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.10 Investments (note 11) (continued)

(d) Listed securities and investments in other corporations

Listed securities and investments in other corporations are valued at cost less any amount provided for permanent reduction in their value.

Net fair values of our investments are calculated on the following bases:

- for listed securities traded in an organised financial market we use the current quoted market bid price at balance date; and
- for investments in unlisted securities not traded in an organised financial market, fair value is determined by reference to the net assets of the unlisted security.

1.11 Recoverable amount of non current assets

Non current assets measured using the cost basis are written down to recoverable amount where their carrying value exceeds this recoverable amount.

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. Any decrement in the carrying value is recognised as an expense in the statement of financial performance in the reporting period in which the recoverable amount write down occurs.

The expected net cash flows included in determining recoverable amounts of non current assets are discounted to their present values using a market determined, risk adjusted, discount rate.

1.12 Property, plant and equipment (note 12)

(a) Acquisition

Items of property, plant and equipment are recorded at cost and depreciated as described in note 1.12(c). The cost of our constructed property, plant and equipment includes:

- the cost of material and direct labour;
- an appropriate proportion of direct and indirect overheads; and
- borrowing costs up to the date the asset is installed ready for use.

Our weighted average capitalisation interest rate for borrowing costs for fiscal 2003 was 7.5% (2002: 7.2%; 2001: 7.9%). Interest revenue is not deducted in the calculation of borrowing costs included in the cost of constructed assets when those borrowings are not for a specific asset.

(b) Revaluation

We obtain valuations of all our land and buildings at least once every three years, or more frequently if necessary, to accord with the note disclosure requirements in AASB 1040: "Statement of Financial Position". From 1 July 2000, we applied AASB 1041: "Revaluation of Non-Current Assets" which has seen us discontinue our policy of revaluing our property, plant and equipment upwards. Any notional increase in book value as a result of the triennial valuation will therefore be disclosed in a note to the financial statements but not booked.

As part of the application of AASB 1041, we have also elected to:

- apply the cost basis of recording property, plant and equipment in our financial statements; and
- deem all our revalued property, plant and equipment carrying amounts as at 30 June 2000 to be their cost going forward. This means that the asset revaluation reserve of $32 million is fixed as at 1 July 2000 and writedowns of previously revalued assets may no longer be made through the asset revaluation reserve.

We reduce the value of our property, plant and equipment to its recoverable amount where our carrying amount is greater than recoverable amount. Any writedown of this type is charged to the statement of financial performance.

The profit or loss on disposal of assets written down to recoverable amount is calculated as the difference between the carrying amount of the asset at the time of disposal, and the revenue received on disposal. This is included in the statement of financial performance in the year of disposal.

The effect of capital gains tax has not been taken into account in calculating the revalued amounts of property, plant and equipment.

(c) Depreciation and amortisation

Items of property, plant and equipment, including buildings and leasehold property, but excluding freehold land, are depreciated or amortised on a straight line basis over their estimated service lives to us. We start depreciating or amortising assets when they are installed and ready for use.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.12 Property, plant and equipment (note 12) (continued)

(c) Depreciation and amortisation (continued)

The service lives of our significant items of property, plant and equipment are listed as follows:

	Telstra Group	
	As at 30 June	
	2003	2002
Property, plant and equipment	Service life (years)	Service life (years)
Buildings - building shell	55	55
- general purpose	8 - 40	8 - 40
- fitout	10 - 20	10 - 20
Communication assets		
Buildings - building shell	55	55
- network	8 - 40	8 - 40
- fitout	10 - 20	10 - 20
Customer premises equipment	3 - 8	3 - 8
Transmission equipment	4 - 20	5 - 16
Switching equipment	2 - 10	3 - 10
Cables	8 - 25	8 - 25
Ducts and pipes - main cables	40	40
- distribution	30	30
Other communications plant	3 - 16	4 - 18
Other assets		
Leasehold plant and equipment	7 -15	7 - 15
Other plant, equipment and motor vehicles	3 -15	3 - 15

We apply a unit method of accounting to assets where it is practical and feasible and in line with commercial practice.

A group method of accounting is adopted for certain communication assets. Group assets are automatically removed from our financial statements on reaching the group life. Therefore, any individual asset may be physically retired before or after the group life is attained.

The service lives and residual values (where applicable) of all assets are reviewed each year.

Our major repairs and maintenance expenses relate to maintaining our exchange equipment and the customer access network (CAN). We charge the cost of repairs and maintenance, including the cost of replacing minor items, which are not substantial improvements, to operating expenses.

1.13 Leased plant and equipment (note 12)

We account for leases in accordance with AASB 1008: "Leases". We distinguish between finance leases, which effectively transfer substantially all the risks and benefits incidental to ownership of the leased asset from the lessor to the lessee, from operating leases under which the lessor effectively retains all such risks and benefits.

Where we acquire non current assets by using a finance lease, the present value of future minimum lease payments is disclosed as equipment under finance lease at the beginning of the lease term. Capitalised lease payments are amortised on a straight line basis over the shorter of the lease term or the expected useful life of the assets. A corresponding liability is also established and each lease payment is allocated between the liability and finance charges.

Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred. Operating lease rental expense is disclosed in note 3.

Where we lease properties, costs of improvements to these properties are capitalised and are disclosed as leasehold improvements and amortised over the shorter of the useful life of the improvements or the term of the lease.

1.14 Intangible assets (note 13)

Intangible assets are assets that have value but do not have physical characteristics.

(a) Goodwill

On acquisition of investments, when we pay an amount greater than the fair value of the net identifiable assets of an entity, this excess is recorded as goodwill. We calculate the amount of goodwill as at the date of purchasing our ownership interest in the entity.

When we purchase an entity that we will control, the amount of goodwill is recorded in intangible assets. Goodwill is amortised on a straight line basis over the period of expected benefit. This period is subject to a maximum of 20 years from the date of gaining control. The carrying amount of goodwill is reviewed every six months and adjusted to the extent that future benefits are not considered probable. The weighted average goodwill amortisation period for fiscal 2003 was 20 years (2002: 19 years).

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.14 Intangible assets (note 13) (continued)

(a) Goodwill (continued)

We continually assess whether changes have occurred that would require revision of the remaining estimated useful life of goodwill, or whether changes will render the goodwill not recoverable. If such circumstances arise, the recoverable amount of goodwill is determined based on estimates of the discounted value of expected future cash flows of the business. Market interest rates and discount rates are considered when calculating discounted cashflows.

We also calculate goodwill when we acquire joint venture entities and associated entities. However, for these entities the goodwill amount is included as part of the cost of the investment and not shown separately as an intangible asset. The amortisation of this notional goodwill is included in the share of net profit/(loss) of associates and joint venture entities line in the statement of financial performance. Refer to note 1.10 for information regarding goodwill for associates and joint venture entities.

(b) Identifiable intangible assets

Identifiable intangible assets include patents, trademarks and licences (including network and business software and spectrum licences), brandnames and customer bases. Where the costs of such assets have a benefit or relationship to more than one accounting period, these costs are deferred and amortised on a straight line basis over the period of expected benefit, which averages 15 years for fiscal 2003 (2002: 13 years). The recoverable amounts of identifiable intangible assets are reviewed every six months and the carrying amount is adjusted down where it exceeds recoverable amount. Recoverable amount of identifiable intangible assets is determined based on estimates of the discounted value of expected future cash flows to be derived from the use of those assets.

1.15 Other assets (note 14)

(a) Research and development costs

Research costs are recorded as an expense as incurred. Development costs are recorded as an expense as incurred, unless future economic benefits are attainable from the expenditure, in which case they are capitalised (refer to note 1.15(d) for policy on software assets developed for internal use).

(b) Deferred mobile handset subsidies

Where mobile handsets are sold as part of service contracts lasting two years or greater, the cost of any associated subsidy is deferred and written off over the contract term. The provision of any subsidy is contingent upon delivery of the contracted services and is therefore considered a cost of entering into the contract with the customer. As a result, the expense is recognised over the life of the contract, consistent with the timing of revenue earned.

(c) Deferred expenditure

Deferred expenditure mainly includes upfront payments for basic access installation and connection fees for in place and new services, and loan flotation costs.

Significant items of expenditure:

- are deferred to the extent that they are recoverable from future revenue and will contribute to our future earning capacity; and
- cannot be deferred if they only relate to revenue which has already been recorded.

We amortise deferred expenditure over the average period in which the related benefits are expected to be realised. This period is a weighted average of 5 years for fiscal 2003 (2002: 5 years). Each year we also review expenditure deferred in previous periods to determine the amount (if any) that is no longer recoverable. The amount of deferred expenditure that is no longer recoverable is written off as an expense in the statement of financial performance.

(d) Software assets developed for internal use

We record direct costs associated with the development of network and business software for internal use as software assets. These amounts are recorded as software assets where project success is regarded as probable.

Costs included in software assets developed for internal use are:

- external direct costs of materials and services consumed;
- payroll and direct payroll-related costs for employees (including contractors) directly associated with the project; and
- borrowing costs incurred while developing the software.

Software assets developed for internal use are amortised on a straight line basis over their useful lives to us. This period is a weighted average of 6 years for fiscal 2003 (2002: 5 years). Amortisation starts once the software is ready for use.

The carrying values of these assets are reviewed regularly and at each reporting date, to ensure they are recoverable. Where such costs are no longer considered recoverable, they are written off to the statement of financial performance.

1.16 Payables (note 15)

Accounts payable, including accruals, are recorded when we are required to make future payments as a result of a purchase of assets or services.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.17 Interest-bearing liabilities (note 16)

Bills of exchange and commercial paper are recorded as borrowings when issued, at the amount of the net proceeds received. They are carried at amortised cost until the liabilities are fully settled. Interest is recorded as an expense on a yield to maturity basis.

Bank loans are carried at cost.

Telstra bonds are carried at cost or adjusted cost. Adjusted cost is the face value of debt adjusted for any unamortised premium or discount. Interest is calculated on a yield to maturity basis. Bonds repurchased are cancelled against the original liability and any gains or losses are recorded in the statement of financial performance as borrowing costs.

Other loans are carried at cost or adjusted cost. Discounts and premiums are amortised on a straight line basis over the period to maturity. Interest is calculated on a yield to maturity basis. Our other loans include both Australian dollar loans and foreign currency loans. Amounts denominated in foreign currency are revalued daily. Any exchange gains or losses are taken to the statement of financial performance.

1.18 Provisions (note 17)

Provisions are recognised when the group has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits as a result of past transactions or events, it is probable that a future sacrifice of economic benefits will arise and a reliable estimate can be made of the amount of the obligation.

(a) Employee benefits

We accrue liabilities for employee benefits to wages and salaries, annual leave and other current employee benefits at their nominal amounts. These are calculated on the remuneration rates expected to be current at the date of settlement and include related on costs.

Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

Telstra Entity employees who have been employed by the Telstra Entity for at least ten years are entitled to long service leave of three months (or more depending on the actual length of employment), which is included in other employee benefits.

We accrue liabilities for other employee benefits not expected to be paid or settled within twelve months of balance date at the present values of future amounts expected to be paid. This is based on projected increases in wage and salary rates over an average of ten years.

We calculate present values using rates based on government guaranteed securities with similar due dates to our liabilities.

Liabilities for redundancies are recognised when a detailed plan for the redundancies has been developed and a valid expectation has been created that the redundancies will be carried out with those employees affected. The liabilities for redundancies are recognised in payables unless the amount or timing of the payments in uncertain, in which case they are recognised as provisions.

(b) Workers' compensation

The Telstra Entity and certain controlled entities self insure their workers' compensation liabilities. We take up a provision for the present value of these estimated liabilities, based on an actuarial review of the liability. This review includes assessing actual accidents and estimating claims incurred but not reported. Present values are calculated using appropriate rates based on government guaranteed securities with similar due dates. The majority of our controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers' compensation liabilities.

(c) Restoration Costs

We provide for our future obligations in relation to the fitout of our general purpose leased buildings when we have a legal, equitable or constructive responsibility. These costs include our obligations relating to the dismantling, removal, restoration and other expenditure associated with these fitouts. Our estimates are based upon a review of lease contracts, legal requirements, historical information and expected future costs. Any changes to these estimates are adjusted on a progressive basis as required. Restoration costs associated with mobile tower communication assets that are situated on land held under operating leases are expensed in the statement of financial performance when they become payable as they are insignificant to our financial report.

1.19 Revenue (note 2)

Sales revenue

Our categories of sales revenue listed in note 2 are recorded after deducting sales returns, trade allowances, duties and taxes. Refer to note 1.2 for details of changes in our revenue recognition policies in fiscal 2001.

(a) Delivery of services

Revenue from the provision of our telecommunications services includes:

- telephone calls; and
- other services and facilities provided such as internet and data.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.19 Revenue (note 2) (continued)

Sales revenue (continued)

(a) Delivery of services (continued)

We record revenue earned from:

- telephone calls on completion of the call; and
- other services generally at completion, or over the period of service provided.

Installation and connection fee revenues are deferred and recognised over the average estimated customer contract life. For basic access installation and connections this is an average of five years. For mobile phone connections, this is an average of two years. Incremental costs directly related to these revenues are also deferred and amortised over the customer contract life. Any costs in excess of the revenue deferred are recognised immediately.

(b) Sale of goods

Our revenue from the sale of goods includes revenue from the sale of customer equipment and similar goods. This revenue is recorded on delivery of the goods sold.

(c) Rent of network facilities

We earn rent mainly from access to retail and wholesale fixed and mobile networks and from the rent of dedicated lines, customer equipment, property, plant and equipment and other facilities. The revenue of providing access to the network is recorded on an accrual basis over the rental period.

(d) Construction contracts

We record construction revenue on a percentage of contract completion basis. The percentage of completion of contracts is calculated based on estimated costs to complete the contract (refer note 1.9 for further information).

Our construction contracts are classified according to their type. There are three types of construction contracts, these being material intensive, labour intensive and short duration. Revenue is recognised on a percentage of completion basis using the appropriate measures as follows:

- (actual costs / planned costs) x planned revenue - for material intensive projects;
- (actual labour hours / planned labour hours) x planned revenue - for labour intensive projects; and
- short duration projects are those that are expected to be completed within a month and revenues and costs are recognised on completion.

(e) Directory services

All of our Yellow Pages and White Pages directory advertising revenues are recognised on delivery of the published directories using the delivery method. We consider our directories delivered when they have been published and delivered to customers' premises. Revenue from online directories is recognised over the life of service agreements, which is on average one year. Voice directory revenues are recognised at the time of providing the service to customers.

Other revenue

(f) Dividend revenue

We record dividend revenue in the statement of financial performance from the following entities when declared by them:

- controlled entities;
- joint venture entities and associated entities (when received by the Telstra Entity); and
- listed investments and other investments.

We record distributions from trusts when the distribution is receivable.

For our consolidated financial statements, dividends and distributions received from joint venture entities and associated entities are recorded as a reduction of the balance in the investment account and not as dividend revenue of the Telstra Group.

(g) Revenue from the sale of non current assets

Revenue from the sale of our non current assets is recorded when all conditions required to complete the sale have been settled and finalised.

(h) Interest revenue

We record interest revenue on an accruals basis. For financial assets, interest revenue is determined by the effective yield on the instrument (total return).

Revenue received in advance

Revenue received in advance consists mainly of revenue from providing access to the fixed and mobile network and directories advertising revenue. This revenue is initially recorded as a liability and then transferred to earned revenue in line with the revenue policies described above.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.19 Revenue (note 2) (continued)

Accrued revenue

Accrued revenue represents revenue earned that has not been billed to the customer. This revenue is recorded in accordance with the revenue policies described.

1.20 Share of net profits/(losses) of associates and joint venture entities (note 24)

We record our share of the net profits/(losses) of associates and joint venture entities by taking the profit/(loss) after tax, multiplied by our ownership interest after adjusting for:

- amortisation of notional goodwill;
- deferral and subsequent amortisation of unrealised profits after tax arising from transactions and the sale of assets from us to our associates; and
- deferral and subsequent amortisation of unrealised profits after tax arising from trading and the sale of assets from our associates to us.

Refer to note 1.10(b) for information regarding deferral of unrealised profits and amortisation of notional goodwill in relation to associates and joint venture entities.

1.21 Taxation (note 4)

Income Tax

We apply tax-effect accounting using the liability method to calculate income tax. Income tax is calculated on accounting profit after allowing for permanent differences and is recorded as an expense.

Permanent differences are:

- items of revenue or expense that are included in taxable income but will never be included in accounting profit; or
- items of revenue and expense that are included in accounting profit but will never be included in taxable income.

To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax.

The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realised.

During fiscal 2003, the Telstra Entity has elected for its resident wholly owned controlled entities to join it in a tax consolidation group. The Telstra Entity will recognise all current and deferred tax amounts in relation to its resident wholly owned controlled entities in its own financial statements in addition to its current and deferred tax balances arising from its own transactions and events (refer note 4 for further information).

Goods and Services Tax (GST) (including other value added taxes)

We record our revenue, expenses and assets net of any applicable goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item.

Receivables and payables balances include GST where we have either included GST in our price charged to customers or a supplier has included GST in their price charged to us. The net amount of GST due, but not paid, to the ATO is included under payables.

We do not include any estimate for GST in either accrued revenue or accrued expense balances. Our accruals refer to a combination of items some of which will be supported by the issue or receipt of a tax invoice at a later time depending on the nature of the item. In general, no tax invoice has been received or issued at the time the accrual is recorded.

To accord with Urgent Issues Group Abstract 31 - Accounting for Goods and Services Tax (GST), which requires cash flows to be determined on a gross basis, we have completed our cash flow statement in the following manner:

- we have derived from our accounting records the amounts which we have shown in our statement of financial performance and statement of financial position, which are on a net GST basis where the GST is recoverable from the ATO; and
- we have estimated the amount of GST that is required to be added to various line items in the cash flow statement by reference to our business activity statements prepared for the ATO.

Our commitments are recorded net of GST, except where there is non-recoverable GST (refer note 20).

1.22 Earnings per share (note 6)

Basic earnings per share

Basic earnings per share (EPS) is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.22 Earnings per share (note 6) (continued)

Diluted earnings per share

Where an entity has on issue potential ordinary shares which are dilutive, diluted EPS must be calculated. As we do not have any ordinary shares which are considered dilutive, diluted EPS is the same as basic EPS.

1.23 Superannuation (note 22)

Defined benefit funds

For funding purposes actuarial valuations are required to be performed at least every three years. In prior years, if there has been a shortfall in the net market value of scheme assets when compared to members' vested entitlements, we have provided for the amount to the extent that a present obligation exists to rectify the financial position of the schemes.

Accumulation schemes

Our commitment to accumulation type benefits is limited to making the contributions specified in the trust deed in accordance with our minimum statutory requirements.

All superannuation schemes

Contributions to employee superannuation schemes are recorded as an expense in the statement of financial performance as the contributions become payable.

1.24 Employee share plans (note 19)

We own 100% of the equity of Telstra ESOP Trustee Pty Ltd, the corporate trustee for the Telstra Employee Share Ownership Plan Trust (TESOP97) and Telstra Employee Share Ownership Plan Trust II (TESOP99). We do not control or significantly influence these trusts as beneficial ownership and control remains with the employees who participate in the share plans administered by the trustee on their behalf. As a result, we do not consolidate the operations of the trust into the Telstra Group.

Telstra incurs expenses on behalf of both the TESOP97 and the TESOP99. These expenses are in relation to administration costs of the trusts and are recorded in the statement of financial performance as incurred.

Telstra is precluded from issuing options that gives rise to the issue of new shares by the Telstra Corporation Act 1991 (Cth). The Telstra Growthshare Trust was established to allocate options, restricted shares, performance rights, deferred shares, directshares and ownshares. Options, performance rights, and restricted shares are subject to performance hurdles. Deferred shares are subject to a specified period of service.

We own 100% of the equity of Telstra Growthshare Pty Ltd, the corporate trustee for the Telstra Growthshare Trust (Growthshare). We do not control or significantly influence the trust as beneficial ownership and control remains with the employees who participate in the share plans administered by the trustee on their behalf.

An option, restricted share, performance right or deferred share represents a right to acquire a share in Telstra.

Telstra provides loans to the Growthshare trustee to enable it to purchase shares on market to underpin options issued. When exercised, the eligible employee pays for the shares at the exercise price and the loan is repaid to us. On the basis that the loan is fully repaid by the employee, there is no expense associated with the allocation of options. Telstra receives interest on the loans to the trust. From 1 July 2002, the company has suspended its option plan.

Restricted shares, performance rights and deferred shares are recorded as an expense to Telstra when we provide funding to the trust to purchase the shares. The expense recorded in the statement of financial performance represents the market price of the shares at the time of purchase on market.

Directshare enables non-executive directors to receive up to 20% of their fees in Telstra shares. Ownshare enables eligible employees to be provided part of their remuneration in Telstra shares. Telstra purchases shares to meet the requirements of directshare and ownshare and expenses these costs as part of the participant's remuneration.

We have also provided funding to the trustee to enable it to meet its other obligations under the trust deed.

1.25 Derivative financial instruments (note 29)

As we only use derivative financial instruments for our hedging activities, the gains and losses on our derivatives are accounted for on the same basis as the underlying physical transactions. Therefore, hedge gains and losses are recorded in the statement of financial performance when the gains or losses arising from the related physical exposures are recorded in the statement of financial performance.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.25 Derivative financial instruments (note 29) (continued)

Foreign exchange gains and losses on the principal value of our cross currency swaps are recorded in the statement of financial performance and determined through reference to the change in spot rates over the relevant reporting period. These foreign exchange gains and losses offset the gains and losses recorded on the underlying hedged transaction.

We account for our interest rate swaps and cross currency swaps that hedge an underlying physical exposure using the accrual method of accounting.

Interest receivable and payable under the terms of the interest rate swaps and cross currency swaps are accrued over the period to which the payments or receipts relate. The interest receivable and payable under the swaps is also recorded as part of our borrowing costs. Changes to the underlying market value of the remaining interest rate swap and cross currency swap payments and receipts are not recorded in the financial statements.

We do not include the principal amounts of our cross currency swaps and interest rate swaps in our statement of financial position. Where we have a legally recognised right to set off the financial asset and financial liability and we intend to settle on a net basis or simultaneously, we record this position on a net basis in our statement of financial position. Where we enter into master netting arrangements relating to a number of financial instruments, have a legal right of set off, and intend to do so, we also include this position on a net basis in our statement of financial position.

The net position in relation to our cross currency swaps refers to the revalued component of our foreign currency receivable or payable under the swap contract. We record this component as a hedge receivable or hedge payable in our statement of financial position. We do not offset the hedge receivable or hedge payable with the underlying financial asset or financial liability being hedged as the transactions are with different counterparties and are generally not settled on a net basis.

Forward foreign exchange contracts are accounted for as outlined in note 1.5(a). Gains and losses on forward foreign exchange contracts intended to hedge anticipated future transactions are deferred and recognised when the anticipated future transaction occurs.

Net fair values of interest rate swaps, cross currency swaps and forward exchange contracts are calculated at prices based on amounts quoted on Reuters to close out existing contracts (both favourable and unfavourable). Net fair values of interest rate futures are determined at a price equal to the mid point between the last bid and the last offer price quoted on the Sydney Futures Exchange at 30 June.

1.26 Insurance

We specifically carry the following types of insurance:

- property;
- travel/personal accident;
- third party liability;
- directors' and officers' liability;
- company reimbursement; and
- other insurance from time to time.

For risks not covered by insurance, any losses are charged to the statement of financial performance in the year in which the loss is reported.

The Telstra Entity and certain controlled entities are self insured for workers' compensation. Further details are provided in note 1.18(b).

1.27 Further clarification of terminology used in our statement of financial performance

Under the requirements of AASB 1018: "Statement of Financial Performance" we must classify all of our expenses (apart from any borrowing costs and shares of net losses of associates and joint venture entities) according to either the nature (type) of the expense or the function (activity to which the expense relates). We have chosen to classify our expenses using the nature classification as it more accurately reflects the type of operations we undertake.

Our expense categories represent an aggregation of expenses classified by nature (type). These categories do not include any indirect or fixed costs and therefore are not identical to their functional expense category. Specifically this includes:

- our goods and services purchased; and
- our marketing expenses and general and administration expenses included within the reconciliation of other expenses (refer note 3).

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects our net profit prior to including the effect of interest revenue, borrowing costs, income taxes, depreciation and amortisation. We believe that EBITDA is a relevant and useful financial measure used by management to measure the company's operating profit. Our management uses EBITDA, in combination with other financial measures, primarily to evaluate the company's operating performance before financing costs, income tax and non-cash capital related expenses. In consideration of the capital intensive nature of our business, EBITDA is a useful supplement to net income in understanding cash flows generated from operations that are available for income taxes, debt service and capital expenditure.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.27 Further clarification of terminology used in our statement of financial performance (continued)

EBITDA is not a USGAAP measure of income or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

In addition, we believe EDITDA is useful to investors because analysts and other members of the investment community largely view EBITDA as a key and widely recognised measure of operating performance.

Earnings before interest and income tax expense (EBIT) is a similar measure to EBITDA, but takes into account the effect of depreciation and amortisation.

When a specific revenue or an expense from ordinary activities is of such a size, nature or incidence that its disclosure is relevant in explaining our financial performance for the reporting period, its nature and amount have been disclosed separately in note 3. For comparative purposes, amounts classified as unusual in fiscal 2001 have been restated as specific in accordance with the format of the fiscal 2003 and fiscal 2002 financial statements.

1.28 Rounding

All dollar amounts in this financial report (except where indicated) have been rounded to the nearest million dollars ($m or A$m) for presentation. This has been done in accordance with Australian Securities and Investments Commission (ASIC) Class Order 98/100, dated 10 July 1998 and issued under section 341(1) of the Corporations Act 2001.

1.29 Comparative figures

Where necessary, we adjust comparative figures to align with changes in presentation in the current year.

In addition, we have quantified the effect on comparatives of any changes in accounting policies (refer note 1.2).

Notes to the Financial Statements (continued)

		Telstra Group			Telstra Entity	
		Year ended 30 June			Year ended 30 June	
		2003	2002	2001	2003	2002
	Note	$m	$m	$m	$m	$m
2. Revenue						
Our revenue from ordinary operating activities (including specific items) is made up of revenue from the following activities:						
Sales revenue						
Delivery of services (1.19(a)) (i)	3(c)	12,451	12,725	11,860	11,275	11,436
Sale of goods (1.19(b))		573	441	417	431	262
Rent of network facilities (1.19(c)) (i)		6,108	5,667	5,161	6,086	5,683
Construction contracts (1.19(d))		201	236	332	42	61
Directory services (1.19(e))		1,162	1,127	909	794	775
		20,495	20,196	18,679	18,628	18,217
Other revenue (excluding interest revenue)						
Dividend revenue (1.19(f))						
- other entities		1	1	16	1	1
		1	1	16	1	1
Revenue from the sale of non current assets (1.19(g))						
- property, plant and equipment	3(c)	811	246	288	792	241
- investments in controlled entities	3(c)	17	-	120	-	-
- investments in joint venture entities		3	-	5	-	-
- investments in associated entities		17	-	-	1	-
- investments in listed securities and other corporations	3(c)	7	22	603	-	5
- patents, trademarks and licences		-	1	14	-	-
- businesses	3(c)	4	33	2,273	2	29
		859	302	3,303	795	275
Other sources of revenue						
Rent from property and motor vehicles (1.19(c))		33	44	39	33	44
Writeback of Telstra Superannuation Scheme additional contribution liability	3(c)	-	-	725	-	-
Other revenue		228	259	221	123	167
		261	303	985	156	211
		1,121	606	4,304	952	487
Revenue from ordinary activities (excluding interest revenue)		21,616	20,802	22,983	19,580	18,704
Interest revenue (1.19(h))						
- controlled entities	27	-	-	-	124	67
- joint ventures and associated entities	27	2	2	2	2	2
- other entities		82	124	101	76	114
		84	126	103	202	183
Total revenue from ordinary activities		21,700	20,928	23,086	19,782	18,887

(i) A reassessment of the basic access product has resulted in a reclassification of basic access revenue of $1,496 million (2002: $1,587 million; 2001: $1,740 million) from delivery of services to rent of network facilities. As a result, we have also reclassified the comparative data presented to ensure consistency of presentation. This reclassification has not affected the total revenue recorded.

Notes to the Financial Statements (continued)

		Telstra Group			Telstra Entity	
		Year ended 30 June			Year ended 30 June	
		2003	2002	2001	2003	2002
	Note	$m	$m	$m	$m	$m
3. Profit from ordinary activities						
(a) Our profit before income tax expense (including items requiring specific disclosure) has been calculated after charging/(crediting) the following items:						
Labour						
Included in our labour expenses are the following:						
Ownership based remuneration schemes		23	9	5	23	9
Employee redundancy		281	289	44	205	130
Goods and services purchased						
Included in our goods and services purchased and relating to sale of goods is:						
Cost of goods sold		556	503	510	432	304
Other expenses						
Net book value of assets we have sold:						
- property, plant and equipment	3(c)	638	250	281	632	246
- investments in controlled entities	3(c)	12	(3)	116	-	-
- investments in joint venture entities		-	-	3	-	-
- investments in associates		8	-	-	2	-
- investments in listed securities and other corporations	3(c)	9	27	337	-	4
- patents, trademarks and licences		-	-	6	-	-
- businesses	3(c)	(6)	33	1,421	(6)	29
		661	307	2,164	628	279
Rental expense on operating leases		584	597	496	404	440
Bad debts written off - trade debtors		172	185	159	154	186
Movement in provisions - increase/(decrease):						
- doubtful debts - trade debtors		21	28	(9)	2	-
- reduction in value of inventories (finished goods)		5	1	(21)	5	2
- reduction in value of investments	3(c)	26	26	1,065	3,056	445
- reduction in value of convertible note issued by PCCW		-	96	-	-	96
- reduction in value of amounts owed by controlled entities	3(c), 27	-	-	-	(587)	830
- reduction in value of capitalised software		2	-	31	2	-
Net foreign currency conversion losses/(gains) (1.5)		(17)	17	(25)	(14)	6
Auditors' fees	3(b)	6	5	4	5	4
Service contracts and other agreements		1,706	1,400	1,400	1,606	1,406
Marketing		316	284	308	255	218
General and administration		790	679	742	584	486
Other operating expenses		330	440	447	534	690
		4,602	4,065	6,761	6,634	5,088

Notes to the Financial Statements (continued)

		Telstra Group			Telstra Entity	
		Year ended 30 June			Year ended 30 June	
		2003	2002	2001	2003	2002
	Note	$m	$m	$m	$m	$m
3. Profit from ordinary activities (continued)						
(a) Our profit before income tax expense (including items requiring specific disclosure) has been calculated after charging/(crediting) the following items:						
Depreciation and amortisation						
Depreciation of:						
- general purpose buildings	12	31	45	41	15	42
- communication assets	12	2,518	2,452	2,205	2,364	2,209
- other plant, equipment and motor vehicles	12	154	115	156	106	85
		2,703	2,612	2,402	2,485	2,336
Amortisation of:						
- equipment under finance lease	12	7	2	8	2	-
- leasehold improvements	12	44	39	15	42	37
- goodwill	13	116	87	43	1	1
- patents, trademarks and licences		38	40	55	32	26
- brandnames		12	12	5	-	-
- customer bases		82	86	34	-	-
- deferred expenditure		1	1	12	1	1
- software assets		444	388	297	430	381
		744	655	469	508	446
		3,447	3,267	2,871	2,993	2,782
Borrowing costs						
- controlled entities	27	-	-	-	80	58
- other entities		983	1,009	875	960	970
- finance charges relating to finance leases		1	2	2	-	-
		984	1,011	877	1,040	1,028
- borrowing costs included in the cost of constructed assets		(105)	(115)	(108)	(105)	(115)
		879	896	769	935	913
Other disclosures						
Research and development expenses (before crediting any grants) (1.15(a))		41	28	29	41	27
Net profit/(loss) on the sale of:						
- property, plant and equipment	3(c)	173	(4)	7	160	(4)
- investments in controlled entities	3(c)	5	3	4	-	-
- investments in joint venture entities		3	-	2	-	-
- investments in associated entities		9	-	-	(1)	-
- investments in listed securities and other corporations	3(c)	(2)	(5)	266	-	1
- patents, trademarks and licences		-	1	8	-	-
- businesses	3(c)	10	-	852	8	-
		198	(5)	1,139	167	(3)

Notes to the Financial Statements (continued)

	Note	Telstra Group			Telstra Entity	
		Year ended 30 June			Year ended 30 June	
		2003	2002	2001	2003	2002
		$m	$m	$m	$m	$m
3. Profit from ordinary activities (continued)						
(b) Auditors' fees						
The Australian statutory auditor of the Telstra Entity has charged the following amounts for:						
Auditing and reviewing the financial reports (a)		4.445	3.753	3.257	3.974	3.207
Other services (a)		-	-	0.101	-	-
Auditors other than the Australian statutory auditor have charged the following amounts for:						
Auditing and reviewing the financial reports		1.440	1.553	1.041	0.528	0.591
Total auditors' fees	3(a)	5.885	5.306	4.399	4.502	3.798
In addition to auditing and assurance activities, other services have been provided by Ernst & Young in their own right as follows:						
Other services (b)		5.334	5.714	4.820		

(a) Our Australian statutory auditor is the Australian National Audit Office (ANAO). The audit and other services provided by the ANAO have been subcontracted to Ernst & Young (EY) from fiscal 2000.

(b) We have processes in place to maintain the independence of the external auditor, including the level of expenditure on other services. Fees earned by EY for non audit work are capped at a maximum of 1.0 times total audit fees. In addition to the establishment of this cap, there is a requirement for the Audit Committee to pre-approve all proposals involving the provision of services by EY. As part of the approval process, an assessment is made by the Audit Committee on the appropriateness of the services from an independence stand point. Monthly meetings are held between EY and the Director of Finance to monitor the process.

EY also has specific internal processes in place to ensure auditor independence.

Notes to the Financial Statements (continued)

	Note	Telstra Group			Telstra Entity	
		Year ended 30 June			Year ended 30 June	
		2003	2002	2001	2003	2002
		$m	$m	$m	$m	$m

3. Profit from ordinary activities (continued)

(c) Items requiring specific disclosure

The following items form part of the ordinary operations of our business and whose disclosure is relevant in explaining the financial performance of the group.

Our net profit has been calculated after charging/(crediting) specific revenue and expense items from our ordinary activities as follows:

	Note	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m
Items included in revenue:						
Sales revenue						
- revenue recognition accounting policy change (1.2)		-	-	(779)	-	-
		-	-	(779)	-	-
Other revenue (excluding interest revenue)						
- proceeds on sale of properties (i)		570	-	-	570	-
- sale of global wholesale business and controlled entities to Reach Ltd (vii)		-	-	2,372	-	-
- writeback of Telstra Superannuation Scheme additional contribution liability (viii)		-	-	725	-	-
- sale of our investment in Computershare Limited (ix)		-	-	546	-	-
		570	-	3,643	570	-
Total specific revenue items		570	-	2,864	570	-
Items included in expenses:						
Goods and services purchased						
- revenue recognition accounting policy change (1.2)		-	-	560	-	-
		-	-	560	-	-
Other expenses						
- book value on sale of properties (i)		(439)	-	-	(439)	-
- book value of our global wholesale business and controlled entities sold to Reach Ltd (vii)		-	-	(668)	-	-
- deferral of unrealised profit arising on sale of businesses and controlled entities to Reach Ltd (vii)		-	-	(852)	-	-
- book value on sale of our investment in Computershare Limited (ix)		-	-	(301)	-	-
- write off of Telstra CSL Group acquisition costs (vii)		-	-	(999)	-	-
- movement in provision for reduction in value of our controlled entities (iv)		-	-	-	(2,981)	-
- movement in provision for amounts owed by controlled entities (v) (vi)	27	-	-	-	570	(855)
		(439)	-	(2,820)	(2,850)	(855)
Total specific expense items		(439)	-	(2,260)	(2,850)	(855)
In our share of net losses of associates and joint venture entities is:						
- write off of the carrying value of our investment in Reach Ltd (ii)		(965)	-	-	-	-
Net specific items		(834)	-	604	(2,280)	(855)
Income tax expense attributable to those items requiring specific disclosure		(41)	-	(209)	(41)	-
Effect of reset tax values on entering tax consolidation (iii)		201	-	-	201	-
Net specific items after income tax expense		(674)	-	395	(2,120)	(855)

Notes to the Financial Statements (continued)

3. Profit from ordinary activities (continued)

(c) Items requiring specific disclosure (continued)

During fiscal 2003, we recognised the following transactions as requiring specific disclosure:

(i) Sale of office properties

On 1 August 2002, we sold a portfolio of seven office properties for $570 million. The carrying value of these properties was $439 million at the time of sale. We entered into operating leases totalling $518 million in relation to these properties on normal commercial terms of between five and twelve years, most of which commenced on 19 August 2002.

The profit on the sale of these properties was $131 million before income tax expense, as shown in the following table:

	Year ended 30 June 2003 $m
Other revenue	
Proceeds on sale of office properties	570
Other expenses	
Book value on sale of office properties	(439)
	131
Income tax expense	(41)
	90

(ii) Write off of investment in Reach Ltd

We have written off the carrying amount of the investment in our 50% owned joint venture, Reach Ltd (Reach). The write off occurred due to the depressed conditions in the global market for international data and internet capacity resulting in high levels of excess capacity, intense price competition and lower than expected revenues. This has resulted in a reduction of our investments accounted for using the equity method in our statement of financial position and an increase to our share of net losses of associates and joint venture entities in the statement of financial performance, amounting to $965 million (refer note 24 for further information).

(iii) Effect of reset tax values on entering tax consolidation

During fiscal 2003, legislation was enacted which enables the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity (or head entity) elected to form a tax consolidated group from 1 July 2002 (refer to note 4 for further details).

On formation of a tax consolidated group, the head entity has an option to bring the assets of each subsidiary member into the tax consolidated group by choosing between two alternative methods, the Allocable Cost Amount (ACA) method or Transitional Method. We have chosen the ACA method for a number of our subsidiaries. Under this method, the tax values of a subsidiary's assets are reset according to certain allocation rules, which consequently impacts future tax deductions and our deferred tax balances. The once-off benefit of $201 million reflects the increase in future tax deductions arising from these reset tax values.

(iv) Movement in provision for reduction in value of our controlled entities - Telstra Entity

Included in our profit before income tax expense for the Telstra Entity was a movement of $2,981 million relating to a provision for reduction in value of our investments in two controlled entities. This balance is eliminated on consolidation for Telstra Group reporting purposes.

(v) Movement in provision for amounts owed by controlled entities - Telstra Entity

In fiscal 2002, we raised a provision of $855 million in the Telstra Entity for amounts owed by a controlled entity. During fiscal 2003 the controlled entity issued additional capital, with the reduction in the amount owed by that entity representing the consideration. As a result, the $855 million provision was reversed in the current year statement of financial performance. In addition, we also raised a provision of $285 million in relation to further funding provided to this controlled entity.

As a result of the above, the profit before income tax expense of the Telstra Entity includes a $570 million net gain in relation to the provision for amounts owed by the controlled entity. This balance is eliminated on consolidation for Telstra Group reporting purposes (refer note 27 for further information).

During fiscal 2002, we recognised the following transaction as requiring specific disclosure:

(vi) Provision raised for amounts owed by controlled entities - Telstra Entity

Included in the profit before income tax expense of the Telstra Entity was a specific charge of $855 million in relation to a provision for amounts owed by a controlled entity. This balance is eliminated on consolidation for Telstra Group reporting purposes.

Notes to the Financial Statements (continued)

3. Profit from ordinary activities (continued)

(c) Items requiring specific disclosure (continued)

During fiscal 2001, we recognised the following transactions as requiring specific disclosure:

(vii) Asian Ventures

As detailed in the accompanying notes to our statement of cash flows, on 7 February 2001 we completed our strategic alliance with PCCW. Under these arrangements, the following items were recognised in the statement of financial performance:

Reach Ltd (Reach)

	Year ended 30 June 2001 $m
Other revenue	
Sale of global wholesale business and controlled entities to Reach	2,372
Other expenses	
Book value of businesses and controlled entities sold to Reach and associated costs	(668)
	1,704
Deferral of unrealised profit before tax	(852)
	852

The other revenue and other expense items represent the fair value of the total consideration received and book value respectively, relating to the divisions and controlled entities that we have sold to Reach. The book value also includes any costs associated with undertaking this transaction.

The deferral of unrealised profit arises to the extent that we retain an ownership interest in Reach. The amount deferred is brought to account in the statement of financial performance (through the share of net losses of associates and joint venture entities) on a straight line basis over a period of 20 years. The deferral of unrealised profit is combined with the net book value of businesses we have sold for the other expenses disclosure in note 3(a).

Telstra CSL Group

The $999 million that was written off the Telstra CSL Group acquisition costs related to our acquisition of 60% of Telstra CSL Limited. This item was recognised as at the date of acquisition and formed part of the reduction in value of investments in note 3(a).

Net effect of entering our Asian Ventures

The net once-off specific item recognised as a result of our Asian ventures was a $147 million loss before income tax expense.

(viii) On 29 August 2000 the trustee of the Telstra Superannuation Scheme (Telstra Super) and the Commonwealth (who guaranteed our payments) released us from our obligation to contribute $121 million per annum to Telstra Super to 30 June 2011. As part of the terms of the release, we agreed to provide such future employer contributions to Telstra Super as may be required to maintain the vested benefits index (VBI - the ratio of fund assets to members vested benefits) in the range of 100-110%.

The removal of our obligation reduced the assets of Telstra Super and resulted in the VBI of the defined benefit divisions reducing from approximately 167% at 30 June 2000 to approximately 147% as at 30 June 2001.

The Trustee agreed to the release of the obligation based on actuarial advice that the removal of these additional contributions, coupled with the employer contribution commitment from us, will maintain the solvency level of Telstra Super at a satisfactory level.

The net present value of our commitment to Telstra Super was shown as a liability on our statement of financial position as at 30 June 2000. This liability was written back to the statement of financial performance in the year ended 30 June 2001 and increased our result as follows:

	Year ended 30 June 2001 $m
Other revenue	
Writeback of the Telstra Super additional contribution liability	725
Tax effect at 34%	(247)
	478

Notes to the Financial Statements (continued)

3. Profit from ordinary activities (continued)

(c) Items requiring specific disclosure (continued)

(ix) During fiscal 2001, we sold our investment in Computershare Limited (Computershare) in two tranches. On 13 July 2000, our controlled entity, Telstra CB.Com Limited, sold 53.3 million ordinary shares in Computershare at $7.25 per share, representing 10% of the issued capital. Revenue received from this sale was approximately $386 million.

On 26 June 2001, Telstra CB.Com Limited sold the remaining balance of 26.6 million shares at $6 per share resulting in revenue of $160 million.

The profit on the sale of this investment was $245 million before tax, as shown in the following table:

	Year ended 30 June 2001 $m
Other revenue	
Revenue from sale of Computershare	546
Other expenses	
Book value of investment in Computershare sold .	(301)
	245
Tax effect at 34%	(83)
	162

Notes to the Financial Statements (continued)

	Telstra Group			Telstra Entity	
	Year ended 30 June			Year ended 30 June	
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
4. Income tax expense					
Notional income tax expense on profit differs from actual income tax expense recorded as follows:					
Profit before income tax expense	4,928	5,446	6,297	3,809	4,558
Profit/(loss) before income tax expense of subsidiary companies that form part of the Telstra Corporation Limited tax consolidation group (i)				(856)	-
Profit before income tax expense for the tax consolidated group				2,953	-
Australian statutory rate of taxation (ii)	30%	30%	34%	30%	30%
Notional income tax expense on profit calculated at 30% (2002: 30%, 2001: 34%)	1,478	1,634	2,141	886	1,367
Which is adjusted by the tax effect of (iii):					
Effect of lower rates of tax on overseas income	(30)	(13)	(23)	-	-
Research and development concessions	(6)	(6)	(12)	(6)	(4)
Share of net losses of associates and joint venture entities	296	9	49	2	-
(Profit)/loss on sale of non current assets	(34)	(8)	(355)	52	(8)
Non deductible depreciation and amortisation	58	(4)	16	10	2
Reduction in the value of investments and intercompany receivables	-	4	362	810	390
Rebateable dividends (non taxed dividends)	(2)	-	-	(2)	-
Assessable foreign source income not included in accounting profit	43	22	29	43	-
Under/(over) provision of tax in prior years	(28)	16	6	(23)	15
Effect of reset tax values on entering tax consolidation (iv)	(201)	-	-	(201)	-
Other adjustments	(40)	142	79	(13)	71
Income tax expense on profit	1,534	1,796	2,292	1,558	1,833
Effect of decrease in tax rates on deferred tax balances (ii)	-	-	(56)	-	-
Income tax expense	1,534	1,796	2,236	1,558	1,833
Our income tax expense contains the following items:					
Current taxation provision	1,567	1,608	1,475	1,560	1,466
Movement in future income tax benefit	16	(240)	(3)	-	-
Movement in deferred income tax liability	(21)	412	758	21	352
Under/(over) provision of tax in prior years	(28)	16	6	(23)	15
	1,534	1,796	2,236	1,558	1,833
Future income tax benefits as at 30 June not recorded in the statement of financial position for:					
Income tax losses (v)	187	116	1	-	-
	187	116	1	-	-

(i) Net of consolidation entries and other applicable adjustments.

(ii) During fiscal 2000, the Commonwealth lowered the income tax rates applicable to companies from 36% to 30% in two stages. From 1 July 2000, the income tax rates were lowered from 36% to 34%. From 1 July 2001, the income tax rate was lowered from 34% to 30%.

As a result we restated our deferred tax balance to the rates applicable when the timing differences are expected to reverse. This had the effect of lowering our deferred tax balances by $56 million for the group in fiscal 2001.

Notes to the Financial Statements (continued)

4. Income tax expense (continued)

(iii) For the Telstra Entity, adjustments include those for the tax consolidation group.

(iv) On formation of a tax consolidated group (refer below for further details), the head entity in the group may elect to reset the tax values of a subsidiary member under certain allocation rules. This once-off benefit reflects the increase in future tax deductions available from these reset values (refer to note 3 for further information).

(v) Our benefit for tax losses may be used in future years if the following criteria are met:

- our controlled entities have sufficient future assessable income to enable the tax losses to be offset against that assessable income;
- our controlled entities continue to satisfy the conditions required by tax legislation to be able to use the tax losses; and
- there are no future changes in tax legislation that will adversely affect us in using the benefit of the tax losses.

Our future income tax benefit in the statement of financial position contains the following tax losses carried forward:

	Telstra Group		
	As at 30 June		
	2003	2002	2001
	$m	$m	$m
Future income tax benefit balance	**-**	132	114
Amount of future income tax benefit related to tax losses carried forward	**-**	1	2

	Telstra Group		Telstra Entity	
	As at 30 June		As at 30 June	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Income tax payable				
Current				
Income tax payable (vi)	**660**	632	**614**	572

(vi) Under the Pay-As-You-Go (PAYG) transitional rules, we opted to pay part of the final instalment of income tax for fiscal 2000 over 10 equal quarterly instalments. The final instalment was made on 21 April 2003.

Tax consolidation

During fiscal 2003, legislation was enacted which enables the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity has elected to form a tax consolidated group from 1 July 2002. As a result, the Telstra Entity, as the head entity in the tax consolidated group, will recognise tax entries for all entities in the tax consolidated group in addition to its own.

The entities within the tax consolidated group have entered into a tax sharing agreement. The terms of this agreement specify the methods of allocating any tax liability in the event of default by the Telstra Entity on its group payment obligations and the treatment where a subsidiary member exits the group. The tax liability of the group otherwise remains with the Telstra Entity.

Agreements which formalise the transition of subsidiaries into the tax consolidated group have also been entered into by group members. These agreements cover the transfer of deferred tax balances to the Telstra Entity as at 1 July 2002 and the treatment of any PAYG instalments made in relation to the current year.

The election to tax consolidate on 1 July 2002 has not had a significant impact on the assets and liabilities of the Telstra Group, apart from the resetting of certain tax values (refer to item (iv) above and note 3 for further details regarding this impact).

Notes to the Financial Statements (continued)

5. Segment information

We report our segment information on the basis of business segments as our risks and returns are affected predominantly by differences in the products and services we provide through those segments.

Business segments

During the year, three pre-existing business units of Telstra Retail, Telstra Mobile and Telstra Country Wide were restructured. The scope of Telstra Country Wide was increased as a result of the restructure and two new groups were formed, namely Telstra Consumer and Marketing and Telstra Business and Government. A separate group was established which comprises Telstra's broadband and online activities, as well as Telstra's directories business, Sensis Pty Ltd, and Telstra's media activities. This business is now known as Bigpond, Media Services and Sensis. Those segments not impacted by the restructure are consistent in their structure to previous years.

Due to this extensive restructure of the customer base, it was impracticable to restate our comparative information to reflect the position as if the new business segments and segment accounting policies existed in prior years. In accordance with applicable accounting standards, for both AGAAP and USGAAP, we have provided comparatives as they were under the previous organisational structure, as well as restating those lines that could be restated under the new structure.

The Telstra Group is now organised along the following segments:

- ***Telstra Consumer and Marketing*** is responsible for:
  - serving consumer customers with fixed, wireless and data products;
  - management of Telstra brands, advertising and sponsorship; and
  - implementing our bundling initiatives.
- ***Telstra Country Wide*** is responsible for:
  - addressing the telecommunication needs of consumer and business customers that reside and operate outside the mainland state capital cities and in Tasmania and the Northern Territory; and
  - the specific needs of customers which are not as readily accessible as customers in metropolitan areas.
- ***Telstra Business and Government*** is responsible for:
  - the provision of the full range of products and services to corporate, small to medium enterprises and government customers; and
  - manages our interests in our North American, Japanese and European retail operations.
- ***Telstra International*** manages our interests in:
  - the Asia-Pacific region, including our operations in Hong Kong, India, China and New Zealand.
- ***Infrastructure Services*** responsibilities include:
  - management and delivery of telecommunications infrastructure and related services;
  - operational service and delivery of the entire fixed and mobile networks, along with online products and platforms; and
  - Network, Design and Construction's capability for end-to-end project management, planning, design, construction, integration, operations and maintenance of communications networks and systems for Telstra and other telecommunications companies.
- ***Telstra Wholesale*** is responsible for:
  - the provision of domestic wholesale products and services to other carriers and carriage service providers.
- ***Telstra Technology*** is responsible for:
  - the overall planning, design and construction management of our domestic fixed communication networks and associated systems to deliver technology solutions to support our products, services and customer support.
- ***Bigpond, Media Services and Sensis*** is responsible for:
  - management and growth of Telstra's internet products, services and content, for both broadband and narrowband delivery;
  - management of Telstra's broadband cable network;
  - management of Telstra's interest in the FOXTEL partnership; and
  - management and growth of the information, advertising and directories business, including print, voice and online products and services.
- ***Corporate areas*** include:
  - Legal & Regulatory - provides legal services and has responsibility for regulatory positioning and negotiation;
  - Corporate Relations - responsible for managing our relationships and positioning with key groups such as our customers, the media, governments, industry, community groups and staff;
  - Human Resources - responsibilities include recruitment, learning and development, and human resources management; and

Notes to the Financial Statements (continued)

5. Segment information (continued)

- Finance & Administration - encompasses the functions of finance, treasury, productivity, risk management and assurance, acquisitions, investments and strategic development, investor relations, corporate services, and the office of the Telstra Chief Information Officer. It also includes the financial management of the majority of the Telstra Entity fixed assets (including network assets) through the Asset Accounting Group. Telstra Technology manages the annual capital expenditure of these assets on behalf of our other business segments.

The Corporate areas, Telstra Technology and Bigpond, Media Services and Sensis groups are not reportable segments and have been aggregated in the "Other" segment.

Inter-segment transfers

During the year, all transfer pricing was eliminated and is no longer used within the group. As such, the current year inter-segment line purely relates to intercompany revenue.

In the prior year, segment revenues, segment expenses and segment results included demand driven transfers between business segments. Generally most internal charges between business segments were made on a direct cost recovery basis. As the basis for transfers change from year to year depending on the business structure, we restated our comparatives to reflect the current basis. Certain regulatory, compliance and strategic functions are not charged to the reportable segments. We account for all international transactions between Australian and non-Australian businesses at market value. All internal telecommunications usage of our own products is also accounted for at market value.

The Asset Accounting Group does not allocate depreciation expense related to the use of assets owned at the Corporate level to other business segments.

Segment assets and liabilities

Segment assets and segment liabilities form part of the operating activities of a segment and can be allocated directly to that segment.

The Asset Accounting Group performs a company wide function in relation to the financial management of certain assets. These assets are accounted for at the Corporate level (aggregated in the "Other" segment) and not allocated across segments.

Notes to the Financial Statements (continued)

5. Segment information (continued)

Telstra Group

	Telstra Consumer & Marketing (a) $m	Telstra Country Wide (a) $m	Telstra Business & Government (a) $m	Telstra International (b) $m	Infrastructure Services $m	Telstra Wholesale $m	Other (c) (d) $m	Eliminations $m	Total all segments $m
Year ended 30 June 2003									
Sales revenue from external customers	5,514	5,031	4,520	1,471	256	2,370	1,333	-	20,495
Other revenue from external customers	7	136	33	54	11	-	880	-	1,121
Total revenue from external customers (excluding interest revenue)	5,521	5,167	4,553	1,525	267	2,370	2,213	-	21,616
Less sale of investment/ dividend revenue	1	-	19	29	-	-	-	-	49
Segment revenue from external customers	5,520	5,167	4,534	1,496	267	2,370	2,213	-	21,567
Add inter-segment revenue	-	-	55	33	754	258	86	(1,186)	-
Total segment revenue	5,520	5,167	4,589	1,529	1,021	2,628	2,299	(1,186)	21,567
Segment result under AGAAP	3,093	4,931	3,429	12	(1,220)	1,628	(3,356)	(1,794)	6,723
Less share of equity accounted net losses/(profits)	(2)	-	6	974	-	-	47	-	1,025
Less net book value of investments sold	-	-	2	22	-	-	-	-	24
Add sale of investment/ dividend revenue	1	-	19	29	-	-	-	-	49
Earnings before interest and income tax expense (EBIT) - segment result under USGAAP	3,096	4,931	3,440	(955)	(1,220)	1,628	(3,403)	(1,794)	5,723
Earnings has been calculated after charging/ (crediting) the following:									
Depreciation and amortisation	-	-	19	388	-	-	3,043	(3)	3,447
Non cash expenses excluding depreciation and amortisation	(52)	-	11	52	-	-	640	-	651
Non current assets acquired (excluding those acquired on investment)	11	(2)	18	188	1,125	46	1,946	-	3,332
As at 30 June 2003									
Segment assets (e)	2,015	665	877	4,255	641	380	27,920	(1,154)	35,599
Segment assets include:									
Investment in joint venture entities	11	-	-	74	-	-	44	-	129
Investment in associated entities	-	-	5	25	-	-	-	-	30
Goodwill (net)	-	-	43	1,930	-	-	46	(1)	2,018
Segment liabilities	1,033	213	452	818	974	242	18,976	(2,531)	20,177

Notes to the Financial Statements (continued)

5. Segment information (continued)

(a) These segment results do not reflect actual segment results achieved due to the majority of costs of goods and services associated with sales revenues for all three of these segments being allocated totally to the Telstra Consumer and Marketing segment. This allocation reflects management's accountability framework and internal reporting system and accordingly no reasonable basis for allocation to the three segments exist.

(b) Included in the share of equity accounted net losses/(profits) is the write off of our investment in our 50% owned joint venture, Reach Ltd. Refer note 3 for further information.

(c) Included in other revenue from external customers is the sale of the seven office properties for $570 million. Refer note 3 for further information.

(d) Sales revenue for the other segment relates primarily to revenue earned by our subsidiary Sensis Pty Ltd. Telstra Technology and the Asset Accounting Group are the main contributors to the segment result for this segment.

(e) Segment assets for the other segment includes Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group.

Prior year comparatives

Due to the extensive restructure of the customer base, it was impracticable to restate our comparative information as if the new business segments and segment accounting policies had existed in prior years. In accordance with applicable accounting standards, both AGAAP and USGAAP, the restatement of those lines that could be restated under the new structure for both 2002 and 2001 is presented below.

Telstra Group

	Telstra Consumer & Marketing $m	Telstra Country Wide $m	Telstra Business & Government $m	Telstra International $m	Infrastructure Services $m	Telstra Wholesale $m	Other $m	Eliminations $m	Total all segments $m
Year ended 30 June 2002									
Depreciation and amortisation	-	-	27	421	-	-	2,823	(4)	3,267
Non cash expenses excluding depreciation and amortisation	66	-	36	28	-	-	1,336	(1,018)	448
Non current assets acquired (excluding those acquired on investment)	14	6	15	352	928	50	2,297	-	3,662
As at 30 June 2002									
Segment assets	1,982	613	1,001	6,076	679	414	28,946	(1,492)	38,219
Segment assets include:									
Investment in joint venture entities	9	-	-	1,059	-	-	42	-	1,110
Investment in associated entities	-	-	26	61	-	-	-	-	87
Goodwill (net)	-	-	50	1,963	-	-	50	-	2,063
Segment liabilities	1,274	174	521	1,648	1,030	250	21,865	(2,649)	24,113

Notes to the Financial Statements (continued)

5. Segment information (continued)

Telstra Group

	Telstra Consumer & Marketing $m	Telstra Country Wide $m	Telstra Business & Government $m	Telstra International $m	Infrastructure Services $m	Telstra Wholesale $m	Other $m	Eliminations $m	Total all segments $m
Year ended 30 June 2001									
Depreciation and amortisation	2	-	19	188	-	-	2,666	(4)	2,871
Non cash expenses excluding depreciation and amortisation	(591)	-	361	2,528	3	-	319	1	2,621
As at 30 June 2001									
Investment in joint venture entities.	5	-	-	1,140	-	-	47	-	1,192
Investment in associated entities.	-	-	53	14	-	-	-	-	67
Goodwill (net)	-	-	75	1,431	1	-	42	(1)	1,548

Notes to the Financial Statements (continued)

5. Segment information (continued)

Due to the extensive restructure of the customer base, it was impracticable to restate our comparative information as if the new business segments and segment accounting policies existed in prior years. Following are the comparatives for the 2002 and 2001 years under the structure that existed as at 30 June 2002.

Telstra Group

	Telstra Retail (a) $m	Telstra Mobile $m	Telstra International $m	Infrastructure Services $m	Telstra Wholesale $m	Other (b) $m	Eliminations (c) $m	Total all segments $m
Year ended 30 June 2002								
Sales revenue from external customers	12,560	3,501	1,497	253	2,334	67	(16)	20,196
Other revenue from external customers	227	-	34	29	11	305	-	606
Total revenue from external customers (excluding interest revenue)	12,787	3,501	1,531	282	2,345	372	(16)	20,802
Less sale of investment/dividend revenue	42	-	14	-	-	-	-	56
Segment revenue from external customers	12,745	3,501	1,517	282	2,345	372	(16)	20,746
Add inter-segment revenue	447	39	1	1,853	1,001	957	(4,298)	-
Total segment revenue	13,192	3,540	1,518	2,135	3,346	1,329	(4,314)	20,746
Segment result under AGAAP	7,318	1,542	(22)	(1,371)	2,076	(4,267)	1,022	6,298
Less share of equity accounted net losses	42	-	39	-	-	-	-	81
Less net book value of investments sold	40	-	9	-	-	8	-	57
Add sale of investment/dividend revenue	42	-	14	-	-	-	-	56
Earnings before interest and income tax expense (EBIT) - segment result under USGAAP	7,278	1,542	(56)	(1,371)	2,076	(4,275)	1,022	6,216
Earnings has been calculated after charging/(crediting) the following:								
Depreciation and amortisation	85	-	421	-	-	2,765	(4)	3,267
Non cash expenses excluding depreciation and amortisation	36	45	25	-	-	1,360	(1,018)	448
Non current assets acquired (excluding those acquired on investment)	335	110	352	2,740	50	75	-	3,662
As at 30 June 2002								
Segment assets (d)	4,291	1,098	6,095	1,436	414	26,358	(1,473)	38,219
Segment assets include:								
Investment in joint venture entities	51	-	1,059	-	-	-	-	1,110
Investment in associated entities	26	-	61	-	-	-	-	87
Segment liabilities	2,763	234	1,671	1,530	252	20,313	(2,650)	24,113

(a) Telstra Retail segment revenue from external customers includes $2,406 million relating to Telstra Country Wide.

(b) Included in the other segment result is a specific charge of $855 million relating to a provision for amounts owed by a controlled entity (refer note 27).

(c) Included in segment result is an elimination for the specific charge of $855 million relating to a provision for amounts owed by a controlled entity (refer note 27).

(d) Segment assets for the other segment includes Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group.

Notes to the Financial Statements (continued)

5. Segment information (continued)

Telstra Group

	Telstra Retail (a) (b) $m	Telstra Mobile (c) $m	Telstra International (d) $m	Infrastructure Services $m	Telstra Wholesale $m	Other (e) $m	Eliminations $m	Total all segments $m
Year ended 30 June 2001								
Sales revenue from external customers	11,620	3,144	1,208	282	2,410	67	(52)	18,679
Other revenue from external customers	616	13	2,495	51	22	1,108	(1)	4,304
Total revenue from external customers (excluding interest revenue)	12,236	3,157	3,703	333	2,432	1,175	(53)	22,983
Less sale of investment/dividend revenue	551	-	2,466	-	-	-	-	3,017
Segment revenue from external customers	11,685	3,157	1,237	333	2,432	1,175	(53)	19,966
Add inter-segment revenue	328	38	281	2,124	801	1,020	(4,592)	-
Total segment revenue	12,013	3,195	1,518	2,457	3,233	2,195	(4,645)	19,966
Segment result under AGAAP	6,582	1,329	(773)	(1,205)	2,119	(2,765)	719	6,006
Less share of equity accounted net losses	89	-	94	-	-	-	-	183
Less net book value of investments sold	297	-	1,574	4	-	-	2	1,877
Add sale of investment/dividend revenue	551	-	2,466	-	-	-	-	3,017
Earnings before interest and income tax expense (EBIT) - segment result under USGAAP	6,747	1,329	25	(1,209)	2,119	(2,765)	717	6,963
Earnings has been calculated after charging/(crediting) the following:								
Depreciation and amortisation	84	-	188	19	-	2,584	(4)	2,871
Non cash expenses excluding depreciation and amortisation	(138)	(99)	2,559	144	-	873	(718)	2,621
Non current assets acquired (excluding those acquired on investment)	311	150	3,214	3,732	58	139	-	7,604
As at 30 June 2001								
Segment assets	4,290	1,160	4,437	1,499	479	30,095	(3,957)	38,003
Segment assets include:								
Investment in joint venture entities	52	-	1,140	-	-	-	-	1,192
Investment in associated entities	53	-	14	-	-	-	-	67
Segment liabilities	2,829	227	567	1,644	247	23,834	(5,067)	24,281

(a) Specific revenue of $546 million from the sale of Computershare Limited (refer note 3) is included in Telstra Retail revenue. This increased profit by $245 million.

(b) Telstra Retail segment revenue was reduced by $745 million relating to the specific SAB101 cumulative adjustment (refer note 3). This specific item decreased the segment result by $205 million.

(c) Telstra Mobile segment revenue was reduced by $34 million relating to the specific SAB101 cumulative adjustment (refer note 3). This specific item decreased the segment result by $14 million.

(d) Telstra International total revenue includes a specific item of $2,372 million from the sale of our global wholesale business to Reach Ltd. Profit includes specific expenses relating to the book value of our global wholesale business and controlled entities sold of $1,520 million and the Telstra CSL Group write off of acquisition costs of $999 million (refer note 3).

(e) Specific revenue of $725 million from the write back of the Telstra Superannuation Scheme (Telstra Super or TSS) additional contribution liability (refer note 3) is included in other segment revenue. This increased the other segment result by $725 million.

Notes to the Financial Statements (continued)

5. Segment information (continued)

		Telstra Group		
		Year ended/As at 30 June		
		2003	2002	2001
	Note	$m	$m	$m
Total segment revenue		21,567	20,746	19,966
Add sale of investment/dividend revenue		49	56	3,017
Total revenue from external customers (excluding interest revenue)	2	21,616	20,802	22,983
Add interest revenue		84	126	103
Total revenue from ordinary activities	2	21,700	20,928	23,086
Earnings before interest and income tax expense (EBIT)		5,723	6,216	6,963
Add interest revenue		84	126	103
Less borrowing costs		879	896	769
Profit before income tax expense		4,928	5,446	6,297
Less income tax expense		1,534	1,796	2,236
Net profit		3,394	3,650	4,061
Information about our products and services				
Sales revenue from				
Basic access (i)		3,091	2,880	1,955
Local calls		1,567	1,643	1,915
PSTN value added services		272	261	263
National long distance calls		1,162	1,216	1,267
Fixed to mobile		1,517	1,419	1,287
International direct		307	336	338
Mobile goods and services (i)		3,608	3,468	3,119
Data and Internet services		2,806	2,693	2,711
Sensis (advertising and directories) (i)		1,217	1,135	909
Customer premise equipment		202	220	274
Payphone		148	154	166
Intercarrier services		1,170	1,124	1,132
Inbound calling products		494	562	657
Solutions management		487	477	428
Various controlled entities		1,836	2,001	1,342
Other sales and service		611	607	916
	2	20,495	20,196	18,679
(i) Sales revenue for year ended 30 June 2001 includes a specifc debit accounting adjustment of $779 million for SAB101. This adjustment has been allocated across our sales revenue as follows: $540 million (basic access), $205 million (directory services), and $34 million (mobile goods and services) (refer note 3).				
Information about our geographic operations				
Sales revenue from				
Customers in Australia		19,024	18,699	17,471
Customers in non Australian countries		1,471	1,497	1,208
	2	20,495	20,196	18,679
Carrying amount of segment assets				
Customers in Australia		32,632	32,124	33,036
Customers in non Australian countries		2,967	6,095	4,437
		35,599	38,219	37,473
Non current assets acquired (excluding those acquired on investment)				
Located in Australia		3,144	3,310	4,390
Located in non Australian countries		188	352	3,214
		3,332	3,662	7,604

Notes to the Financial Statements (continued)

	Telstra Group		
	Year ended 30 June		
	2003	2002	2001
	¢	¢	¢
6. Earnings per share			
Basic and diluted earnings per share (cents) (a)	26.6	28.5	31.5
	$m	$m	$m
The following reflects the earnings and share information used in determining our basic and diluted earnings per share (see note 1.22):			
Net profit	3,394	3,650	4,061
Adjustments:			
Outside equity interests in net (profit)/loss	35	11	(3)
Earnings used in the calculation of basic and diluted earnings per share	3,429	3,661	4,058
	Number of shares (millions)		
Weighted average number of issued ordinary shares used in the calculation of basic and diluted earnings per share (b)(c).	12,867	12,867	12,867

(a) Change in accounting policy

The change in accounting policy for the introduction of SAB101 during fiscal 2001 is described in note 1.2. This change had the effect of decreasing the earnings per share calculation by 1.1 cents to 31.5 cents in fiscal 2001.

(b) The number of issued and paid up ordinary shares for the last 3 years has been 12,866,600,200.

(c) There are no potential ordinary shares or dilutive ordinary shares. We are precluded from issuing instruments that gives rise to the issue of new shares by the Telstra Corporation Act 1991 (Cth). The Telstra Growthshare Trust was established to allocate options, restricted shares, performance rights, deferred shares, directshares and ownshares to executives and employees. The Growthshare trustee purchases shares on market to underpin the various instruments issued.

Notes to the Financial Statements (continued)

	Note	Telstra Group Year ended 30 June 2003 $m	2002 $m	2001 $m	Telstra Entity Year ended 30 June 2003 $m	2002 $m
7. Dividends						
Ordinary shares						
Interim dividend paid		1,544	1,415	1,029	1,544	1,415
Interim special dividend paid		386	-	-	386	-
Final ordinary dividend provided for (i)	17	-	1,415	1,416	-	1,415
Total dividend provided for or paid		1,930	2,830	2,445	1,930	2,830
Dividends per share (cents) provided for or paid		¢	¢	¢		
Interim dividend		12.0	11.0	8.0		
Interim special dividend		3.0	-	-		
Final ordinary dividend (i)		-	11.0	11.0		
Total dividend		15.0	22.0	19.0		

Our dividends provided for or paid are fully franked, in aggregate and per share, to the same amount in the relevant tables above.

(i) Due to the first time application of the new accounting standard AASB 1044: "Provisions, Contingent Liabilities and Contingent Assets", a difference has arisen between reporting periods regarding the timing and the recognition of dividends declared in our statement of financial performance and statement of financial position. There has been no change in the timing of the dividends declared by the directors.

Under this new accounting standard, the provision for final ordinary dividend raised at 30 June 2002 has been reversed to opening retained profits in the current period statement of financial position (refer to statement of changes in shareholders equity).

As the final ordinary dividend in fiscal 2003 has not been declared, determined or publicly recommended as at 30 June 2003, no provision has been raised in the statement of financial position. The final ordinary dividend is now reported as an event after balance date (refer note 28) and the provision for final ordinary dividend is raised at the declaration date.

We have paid dividends as listed in the table below:

	Telstra Group Year ended 30 June 2003 $m	2002 $m	2001 $m
Dividends paid			
Previous year final ordinary dividend paid in the current year	1,415	1,416	1,287
Interim dividend paid	1,544	1,415	1,029
Special interim dividend paid	386	-	-
Total dividends paid	3,345	2,831	2,316

Our dividends have been franked as listed in the table below:

	Telstra Group Year ended 30 June 2003 %	2002 %	2001 %
C class franking credit percentages			
Interim dividend	100	100	100
Interim special dividend	100	-	-
Final ordinary dividend (i)	-	100	100

The interim dividend and interim special dividend were franked at a tax rate of 30% (2002: 30%; 2001: 34%). Our final ordinary dividends were franked at a tax rate of 30% for both fiscal 2002 and fiscal 2001.

Notes to the Financial Statements (continued)

7. Dividends (continued)

	Telstra Group			Telstra Entity	
	Year ended 30 June			Year ended 30 June	
	2003	2002	2001	**2003**	2002
	$m	$m	$m	**$m**	$m
The combined amount of exempting and franking credits available to us for the next fiscal year are:					
Combined exempting and franking account balance as at 30 June (i) . . .	**585**	530	645	**585**	457
Franking credits that will arise from the payment of income tax payable as at 30 June (ii).	**614**	632	1,620	**614**	572
Franking debits when we pay our final dividend provided for as at 30 June (iii).	**-**	(606)	(1,416)	**-**	(606)
Franking credits and exempting credits that we may be prevented from distributing in the next fiscal year.	**(1)**	(15)	(153)	**(1)**	-
	1,198	541	696	**1,198**	423

(i) In fiscal 2002, with the introduction of the Business Tax Reform's Simplified Imputation System that became effective from 1 July 2002, the Telstra Entity's and Telstra Group's franking balances as at 30 June 2002 were converted to reflect the credit balances on a tax paid basis rather than on an after tax distributable profits basis. The tax paid balances basically represent the imputation tax credits that are available for distribution.

During fiscal 2003, legislation has been enacted which enables the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity elected to form a tax consolidated group from 1 July 2002. On entry into tax consolidation, the franking credits held in the franking accounts and exempt franking accounts of the subsidiary members were transferred to the Telstra Entity. Therefore, one franking account and one exempt franking account is maintained by the Telstra Entity for the tax consolidated group. We have not restated our comparatives to reflect this change.

As at 30 June 2003, the Telstra Entity had a combined exempting and franking account balance of $585 million (2002: $457 million). This balance represents the tax paid amount and equates to a fully franked distributable dividend of $1,365 million (2002: $1,067 million).

(ii) Franking credits that arise from the payment of income tax in fiscal 2004 and fiscal 2003 are expressed at the 30% tax rate on a tax paid basis. Franking credits that arise from the payment of income tax in fiscal 2002 are also expressed at the 30% tax rate, but on an after tax distributable profit basis.

(iii) The franking debits that arise when we pay our final ordinary dividend have been expressed as the amount of imputation tax credits that will be attached to a fully franked distribution.

Due to the first time application of the new accounting standard AASB 1044: "Provisions, Contingent Liabilities and Contingent Assets", a provision for dividend can no longer be raised at balance date if the dividend is declared after that date. As the final ordinary dividend in fiscal 2003 has not been declared, determined or publicly recommended as at 30 June 2003, no franking debits arise prior to that date in the franking account. The franking credits that arose in fiscal 2002 from our final ordinary dividend provided for amounted to $606 million.

As at 30 June 2003, the Telstra Entity had a surplus in its C class franking account of $584 million (2002: $457 million; 2001: $466 million) and a surplus of $0.6 million (2002: $0.1 million; 2001: $0.2 million) in its C class exempting credit account restated on a tax paid basis.

Additional franking credits will arise when the Telstra Entity pays tax instalments during fiscal 2004, relating to the fiscal 2003 and 2004 income tax years.

Notes to the Financial Statements (continued)

	Telstra Group		Telstra Entity	
	As at 30 June		As at 30 June	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
8. Cash assets				
Cash at bank and on hand	**199**	311	**102**	132
Bank deposits, bills of exchange and commercial paper (a)	**1,101**	759	**1,050**	357
	1,300	1,070	**1,152**	489

(a) Bank deposits are held in the short term money market. The carrying amount of bank deposits, bills of exchange and commercial paper is approximately equal to net fair value due to their short term to maturity.

Notes to the Financial Statements (continued)

		Telstra Group		Telstra Entity	
		As at 30 June		As at 30 June	
		2003	2002	2003	2002
	Note	$m	$m	$m	$m
9. Receivables					
Current					
Trade debtors (a)		2,436	2,535	1,849	1,736
Provision for doubtful debts		(199)	(221)	(157)	(162)
		2,237	2,314	1,692	1,574
Amounts owed by controlled entities (other than trade debtors)	27	-	-	689	3,148
Provision for amounts owed by controlled entities (other than trade debtors)	27	-	-	(285)	(855)
		-	-	404	2,293
Accrued revenue		1,068	1,124	1,036	1,059
Bank deposits, bills of exchange and commercial paper (b)		-	388	-	388
Share loans to employees (c)	19,27	24	25	24	25
Loans to joint venture entities and associated entities	27	33	16	33	16
Cross currency swap hedge receivable (1.2)	29	10	29	10	29
Other receivables		247	167	175	138
		3,619	4,063	3,374	5,522
Non current					
Amounts owed by controlled entities (other than trade debtors)	27	-	-	511	202
Provision for amounts owed by controlled entities (other than trade debtors)	27	-	-	(69)	(86)
		-	-	442	116
Share loans to employees (c)	19,27	174	205	174	205
Loans to joint venture entities and associated entities	27	29	46	29	46
Reach capacity prepayment (e)		214	-	214	-
Cross currency swap hedge receivable (1.2)	29	273	622	273	622
Other receivables (d)		187	132	187	132
		877	1,005	1,319	1,121

(a) Our policy requires trade debtors to pay us within 14 days. We have no significant exposure to any individual customer, geographical location or industry category. All credit and recovery risk associated with trade debtors has been provided for in the financial statements.

(b) In fiscal 2002, bank deposits, bills of exchange and commercial paper included $6 million Japanese yen deposits. These related to our Japanese finance lease liabilities and were held to satisfy our requirements under the leases which were payable in July 2002.

(c) Share loans to employees represent amounts receivable from employees under all employee share plans. Refer to note 19 for details regarding the share plans. The loan balance is considered fully recoverable over the period of the employee share schemes.

(d) Included in our other non current receivables is an amount of $88 million (2002: $115 million) from Telstra Growthshare (the senior executive equity participation scheme). Refer to note 19 for further information on Telstra Growthshare.

(e) On 25 April 2003, we entered a capacity prepayment agreement with our 50% owned joint venture entity, Reach Ltd. Our prepayment amounted to $230 million (US$143 million) and was funded by the partial redemption of our converting note in PCCW Limited (PCCW). The prepayment earns compounding interest equivalent to the 3 month US LIBOR rate plus an additional 2.50%, and provides the right to receive future carriage and related services capacity equivalent to the amount of the payment and accrued interest. We have classified the capacity prepayment as non current as no draw down is expected until fiscal 2007. The prepayment is considered fully recoverable.

Notes to the Financial Statements (continued)

	Telstra Group		Telstra Entity	
	As at 30 June		As at 30 June	
	2003	2002	2003	2002
	$m	$m	$m	$m
10. Inventories				
Current				
Raw materials and stores recorded at cost	21	7	21	7
Construction contracts (a) (1.9)	18	35	-	-
Finished goods recorded at cost	235	161	202	135
Finished goods recorded at net realisable value	12	27	12	22
Total finished goods	247	188	214	157
Provision for stock obsolescence	(26)	(26)	(10)	(4)
	260	204	225	160
Non current				
Finished goods recorded at cost	14	18	14	5
Finished goods recorded at net realisable value	9	14	9	14
	23	32	23	19
Provision for stock obsolescence	(9)	(12)	(9)	(12)
	14	20	14	7

(a) Construction contract disclosures are shown in the table below.

	2003	2002	2003	2002
Gross amount of construction work in progress	92	126	-	-
Profits recognised to date	18	15	-	-
	110	141	-	-
Progress billings and advances received	(92)	(106)	-	-
	18	35	-	-

Notes to the Financial Statements (continued)

		Telstra Group		Telstra Entity	
		As at 30 June		As at 30 June	
		2003	2002	2003	2002
	Note	$m	$m	$m	$m
11. Investments					
Investments - accounted for using the equity method (1.10)					
Carrying amount of investments in joint venture entities	24	129	1,110	3	3
Investment in associated entities		56	101	26	57
Provision for reduction in value		(26)	(14)	(19)	(26)
Carrying amount of investments in associated entities (a)	24	30	87	7	31
		159	1,197	10	34
Investments - other non current (1.10)					
Listed securities					
Investment in listed corporations (at cost)		46	58	41	38
Provision for reduction in value		(14)	(17)	(14)	(14)
Total listed securities excluding investments in associated entities	11(i)	32	41	27	24
Unlisted securities and other investments					
Investment in controlled entities (at cost)	23	-	-	12,028	9,553
Provision for reduction in value		-	-	(7,912)	(4,875)
Total unlisted securities and other investments		-	-	4,116	4,678
Investment in other corporations (at cost)		66	79	62	73
Provision for reduction in value		(2)	(15)	(1)	(13)
Total investment in other corporations	11(ii)	64	64	61	60
		96	105	4,204	4,762

(a) During fiscal 2003, we sold our remaining shareholding in our listed associated entity Solution 6 Holdings Limited. Its equity accounted value at 30 June 2002 was $14 million and was recorded as part of the carrying amount of investments in associated entities. Its net fair value was $18 million as at 30 June 2002.

Notes to the Financial Statements (continued)

11. Investments (continued)

Listed securities and investments in other corporations are as follows:

Name of investment	Principal activities	Ownership interest		Telstra Group's recorded amount of investment (*)		Telstra Entity's recorded amount of investment (*)	
		As at 30 June		As at 30 June		As at 30 June	
		2003	2002	2003	2002	2003	2002
		%	%	$m	$m	$m	$m
(i) Listed securities							
Infonet Services Corporation	International communications and computing services	5.3	5.3	11	11	11	11
Commander Communications Limited (a)	Voice and data transmission services	16.4	16.6	16	16	16	13
New Skies Satellites, N.V.(b).	Provision of satellite capacity	-	0.8	-	9	-	-
Other listed investments. . .				5	5	-	-
				32	41	27	24
(ii) Investments in other corporations							
Intelsat Limited	Provision of satellite capacity	1.7	1.7	60	60	60	60
Other investments.				4	4	1	-
				64	64	61	60

(*) Amounts shown net of provision for reduction in value.

(a) Our investment in Commander Communications Limited has decreased from 16.6% to 16.4% due to a dilution in our shareholding. Subsequent to 30 June 2003, we disposed of our investment in this entity for $24 million.

(b) During fiscal 2003, we sold our shareholding in New Skies Satellites N.V. for $5.9 million.

Notes to the Financial Statements (continued)

12. Property, plant and equipment

Telstra Group	Note	(a) Land & site imp'mnt $m	(b) Buildings (incl l'hold imp'mnt) $m	(c) CA's (incl. l'hold imp'mnt) $m	(d) CA's under finance lease $m	(e) Other plant, equip & MV $m	(f) Equip under finance lease $m	Total $m
30 June 2003								
Carrying amount at cost (1.12)								
Balance at 30 June 2002		81	778	37,272	858	1,757	47	40,793
- additions		1	43	2,486	-	72	-	2,602
- disposals		(33)	(103)	(286)	-	(232)	-	(654)
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		-	(5)	(72)	-	(10)	-	(87)
- other		-	(15)	92	-	(138)	5	(56)
Balance at 30 June 2003		49	698	39,492	858	1,449	52	42,598
Accumulated depreciation/amortisation								
Balance at 30 June 2002		-	(265)	(15,786)	(195)	(1,106)	(20)	(17,372)
- disposals		-	42	197	-	188	-	427
- depreciation and amortisation expense (i)	3	-	(75)	(2,436)	(82)	(154)	(7)	(2,754)
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		-	1	58	-	6	-	65
- other		-	18	(4)	-	47	(13)	48
Balance at 30 June 2003		-	(279)	(17,971)	(277)	(1,019)	(40)	(19,586)
Net book value								
As at 30 June 2003		49	419	21,521	581	430	12	23,012

General purpose land and buildings
(a) Land and site improvements
(b) Buildings (including leasehold improvements)

Communication assets
(c) Communication assets (including leasehold improvements)
(d) Communication assets under finance lease

Other plant and equipment
(e) Other plant, equipment and motor vehicles
(f) Equipment under finance lease

(i) The depreciation and amortisation expense on buildings (including leasehold improvements) is split between depreciation of general purpose buildings and amortisation of leasehold improvements in our note 3 disclosures. The depreciation and amortisation expense of communication assets (including leasehold improvements) and communication assets under finance lease is aggregated to depreciation of communication assets in our note 3 disclosures.

Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

Telstra Group	Note	(a) Land & site imp'mnt $m	(b) Buildings (incl l'hold imp'mnt) $m	(c) CA's (incl. l'hold imp'mnt) $m	(d) CA's under finance lease $m	(e) Other plant, equip & MV $m	(f) Equip under finance lease $m	Total $m
30 June 2002								
Carrying amount at cost (1.12)								
Balance at 30 June 2001		160	1,339	34,149	906	1,817	65	38,436
- additions		-	46	2,792	-	128	-	2,966
- disposals		(33)	(32)	(738)	-	(276)	(24)	(1,103)
- acquisitions of businesses		1	17	671	-	82	6	777
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		-	(3)	(19)	-	(1)	-	(23)
- other		(47)	(589)	417	(48)	7	-	(260)
Balance at 30 June 2002		81	778	37,272	858	1,757	47	40,793
Accumulated depreciation/amortisation								
Balance at 30 June 2001		-	(408)	(13,883)	(164)	(1,140)	(38)	(15,633)
- disposals		-	15	670	-	155	24	864
- depreciation and amortisation expense (i)	3	-	(84)	(2,373)	(79)	(115)	(2)	(2,653)
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		-	-	3	-	-	-	3
- other		-	212	(203)	48	(6)	(4)	47
Balance at 30 June 2002		-	(265)	(15,786)	(195)	(1,106)	(20)	(17,372)
Net book value								
As at 30 June 2002		81	513	21,486	663	651	27	23,421

General purpose land and buildings
(a) Land and site improvements
(b) Buildings (including leasehold improvements)

Communication assets
(c) Communication assets (including leasehold improvements)
(d) Communication assets under finance lease

Other plant and equipment
(e) Other plant, equipment and motor vehicles
(f) Equipment under finance lease

(i) The depreciation and amortisation expense on buildings (including leasehold improvements) is split between depreciation of general purpose buildings and amortisation of leasehold improvements in our note 3 disclosures. The depreciation and amortisation expense of communication assets (including leasehold improvements) and communication assets under finance lease is aggregated to depreciation of communication assets in our note 3 disclosures.

Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

Telstra Entity	Note	(a) Land & site imp'mnt $m	(b) Buildings (incl l'hold imp'mnt) $m	(c) CA's (incl. l'hold imp'mnt) $m	(d) CA's under finance lease $m	(e) Other plant, equip & MV $m	(f) Equip under finance lease $m	Total $m
30 June 2003								
Carrying amount at cost (1.12)								
Balance at 30 June 2002		80	710	35,635	858	1,296	-	38,579
- additions		1	38	2,525	-	17	-	2,581
- disposals		(33)	(96)	(152)	-	(195)	-	(476)
- acquisition of businesses		-	-	-	-	-	9	9
- other		-	1	78	-	(54)	-	25
Balance at 30 June 2003		48	653	38,086	858	1,064	9	40,718
Accumulated depreciation/amortisation								
Balance at 30 June 2002		-	(247)	(15,365)	(195)	(920)	-	(16,727)
- disposals		-	35	90	-	154	-	279
- depreciation and amortisation expense (i)	3	-	(57)	(2,282)	(82)	(106)	(2)	(2,529)
- other		-	2	(1)	-	52	-	53
Balance at 30 June 2003		-	(267)	(17,558)	(277)	(820)	(2)	(18,924)
Net book value								
As at 30 June 2003		48	386	20,528	581	244	7	21,794

General purpose land and buildings
(a) Land and site improvements
(b) Buildings (including leasehold improvements)

Communication assets
(c) Communication assets (including leasehold improvements)
(d) Communication assets under finance lease

Other plant and equipment
(e) Other plant, equipment and motor vehicles
(f) Equipment under finance lease

(i) The depreciation and amortisation expense on buildings (including leasehold improvements) is split between depreciation of general purpose buildings and amortisation of leasehold improvements in our note 3 disclosures. The depreciation and amortisation expense of communication assets (including leasehold improvements) and communication assets under finance lease is aggregated to depreciation of communication assets in our note 3 disclosures.

Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

Telstra Entity	Note	(a) Land & site imp'mnt $m	(b) Buildings (incl l'hold imp'mnt) $m	(c) CA's (incl. l'hold imp'mnt) $m	(d) CA's under finance lease $m	(e) Other plant, equip & MV $m	(f) Equip under finance lease $m	Total $m
30 June 2002								
Carrying amount at cost (1.12)								
Balance at 30 June 2001		160	1,267	33,259	905	1,504	24	37,119
- additions		-	63	2,682	-	37	-	2,782
- disposals		(33)	(32)	(713)	-	(246)	(24)	(1,048)
- other		(47)	(588)	407	(47)	1	-	(274)
Balance at 30 June 2002		80	710	35,635	858	1,296	-	38,579
Accumulated depreciation/amortisation								
Balance at 30 June 2001		-	(396)	(13,694)	(164)	(974)	(24)	(15,252)
- disposals		-	15	650	-	142	24	831
- depreciation and amortisation expense (i)	3	-	(79)	(2,130)	(79)	(85)	-	(2,373)
- other		-	213	(191)	48	(3)	-	67
Balance at 30 June 2002		-	(247)	(15,365)	(195)	(920)	-	(16,727)
Net book value								
As at 30 June 2002		80	463	20,270	663	376	-	21,852

General purpose land and buildings
(a) Land and site improvements
(b) Buildings (including leasehold improvements)

Communication assets
(c) Communication assets (including leasehold improvements)
(d) Communication assets under finance lease

Other plant and equipment
(e) Other plant, equipment and motor vehicles
(f) Equipment under finance lease

(i) The depreciation and amortisation expense on buildings (including leasehold improvements) is split between depreciation of general purpose buildings and amortisation of leasehold improvements in our note 3 disclosures. The depreciation and amortisation expense of communication assets (including leasehold improvements) and communication assets under finance lease is aggregated to depreciation of communication assets in our note 3 disclosures.

Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

Communication assets

Communication assets include certain network land and buildings which are essential to the operation of communication assets.

Current value of all land and buildings

We obtain valuations of all of our land and buildings at least once every three years and the current value as at 30 June 2003 is as follows:

- $2,425 million for the Telstra Group (fiscal 2002: $2,906 million); and
- $2,425 million for the Telstra Entity (fiscal 2002: $2,866 million).

These current values are not on independent valuation. The following bases are used in determining the current value of property, plant and equipment:

Property, plant and equipment category	Valuation basis
General purpose land and buildings	Market value
Communication assets and other plant and equipment	
Network land	Market value
Network buildings	Depreciated replacement cost

These valuations do not include land and buildings held for resale as included in note 14.

Details of our capital expenditure and finance lease commitments are shown in note 20 to these financial statements.

Assets pledged as security

Included in our balances of property, plant and equipment are assets which were pledged as collateral for bank loans entered into by our controlled entity, TelstraClear Limited. During fiscal 2003, these loans were fully repaid and the pledge removed (refer note 16 for further information). The property, plant and equipment and other assets, that were subject to this pledge are detailed in the table below:

	Telstra Group	
	As at 30 June	
	2003	2002
	$m	$m
Property, plant and equipment	-	818
Other assets	-	415
	-	1,233

Notes to the Financial Statements (continued)

	Telstra Group		Telstra Entity	
	As at 30 June		As at 30 June	
	2003	2002	2003	2002
	$m	$m	$m	$m
13. Intangible assets				
Intangibles - goodwill (1.14(a))				
Goodwill (a) (b)	2,290	2,219	6	6
Accumulated amortisation	(272)	(156)	(2)	(1)
	2,018	2,063	4	5
Intangibles - other (1.14(b))				
Patents, trademarks and licences	685	697	339	340
Accumulated amortisation	(121)	(87)	(103)	(71)
	564	610	236	269
Brandnames	216	247	-	-
Accumulated amortisation	(24)	(16)	-	-
	192	231	-	-
Customer bases	559	629	-	-
Accumulated amortisation	(169)	(112)	-	-
	390	517	-	-
	1,146	1,358	236	269

(a) The movements in the carrying value of our net goodwill balance are summarised as follows:

	Telstra Group	
	As at 30 June	
	2003	2002
	$m	$m
Carrying amount at beginning of year	2,063	1,548
Additional goodwill recognised (i) (ii)	71	615
Removal of goodwill on disposal	-	(13)
Amortisation expense	(116)	(87)
Carrying amount at end of year	2,018	2,063

(i) On 9 April 2003, we acquired the remaining 41.6% shareholding of TelstraClear Limited that we did not hold, resulting in additional goodwill of $71 million in fiscal 2003 (refer note 23 for further information).

(ii) On 28 June 2002, we acquired the remaining 40% shareholding of Telstra CSL Limited that we did not hold, resulting in additional goodwill of $522 million in fiscal 2002 (refer note 23 for further information).

(b) As at 30 June 2003, the net goodwill balance was from investments made in the following controlled entities:

	Telstra Group	
	As at 30 June	
	2003	2002
	$m	$m
Telstra CSL Limited (ii)	1,784	1,884
TelstraClear Limited (i)	145	79
Sensis Pty Ltd (formerly Pacific Access Pty Ltd)	39	41
Telstra Enterprise Services Pty Ltd	32	39
InsNet Pty Ltd	10	11
Other	8	9
Net goodwill	2,018	2,063

Notes to the Financial Statements (continued)

	Telstra Group		Telstra Entity	
	As at 30 June		As at 30 June	
	2003	2002	2003	2002
	$m	$m	$m	$m
14. Other assets				
Current				
Net deferred mobile phone handset subsidies (1.15(b))	111	184	111	184
Deferred expenditure (1.15(c))	249	233	213	197
Prepayments	218	187	142	132
Land and buildings held for resale (i)	-	434	-	434
	578	1,038	466	947
Non current				
Deferred expenditure (1.15(c))	392	397	385	396
Accumulated amortisation	(5)	(12)	(5)	(12)
	387	385	380	384
Software assets developed for internal use (1.15(d))	3,181	2,627	3,016	2,469
Accumulated amortisation	(1,180)	(823)	(1,157)	(808)
	2,001	1,804	1,859	1,661
Net deferred mobile phone handset subsidies (1.15(b))	49	17	49	17
Converting note issued by PCCW (ii)	83	337	83	337
	2,520	2,543	2,371	2,399

(i) In fiscal 2002, we reclassified $434 million of land and buildings from property, plant and equipment as these assets were held for sale as at 30 June 2002. On 1 August 2002, we sold this portfolio of seven office properties for $570 million (refer to note 3 for further details).

(ii) On 7 February 2001, PCCW Limited (PCCW) issued a convertible note to us for US$750 million (A$1,366 million). The term of the convertible note was 6 years with an interest coupon compounding quarterly of 5% for the first four years and 7% for the remaining two years.

On 28 June 2002, this convertible note was redeemed in full by PCCW. Under an agreement, the fair value of the redemption was applied to acquire PCCW's 40% interest in the Telstra CSL Group and to subscribe for a new US$190 million (A$337 million) mandatorily converting secured note issued by PCCW. This note has a three year term and an interest coupon compounding at a rate of 5% per annum. PCCW's obligations under the note are secured by an equitable mortgage of shares over its 50% shareholding in Reach Ltd.

On 25 April 2003, this converting note was partially redeemed to fund the capacity prepayment (refer note 9 for further information). The terms and conditions of this converting note remain unchanged and the face value after the partial redemption is US$54 million (A$87 million).

Notes to the Financial Statements (continued)

	Note	Telstra Group As at 30 June 2003 $m	Telstra Group As at 30 June 2002 $m	Telstra Entity As at 30 June 2003 $m	Telstra Entity As at 30 June 2002 $m
15. Payables					
Current					
Trade creditors (a)		**645**	606	**475**	424
Accrued expenses		**1,254**	1,328	**964**	999
Accrued capital expenditure		**181**	194	**240**	277
Accrued interest		**195**	208	**195**	205
Other creditors (a)		**250**	426	**156**	172
Amounts owed to controlled entities (other than trade creditors)	27	**-**	-	**-**	125
		2,525	2,762	**2,030**	2,202
Non current					
Other creditors		**51**	129	**48**	68

(a) We generally pay trade creditors and other creditors within 30 days of the date of invoice for electronic funds transfer payments, or 30 days from the end of the month of invoice for other payments. The carrying value of these balances is approximately equal to net fair value.

Notes to the Financial Statements (continued)

	Note	Telstra Group As at 30 June 2003 $m	Telstra Group As at 30 June 2002 $m	Telstra Entity As at 30 June 2003 $m	Telstra Entity As at 30 June 2002 $m
16. Interest-bearing liabilities					
Current					
Short term debt					
Loan from joint venture entities and associated entities (a)	27	1	4	1	4
Bills of exchange and commercial paper (b)		643	602	643	602
		644	606	644	606
Long term debt - current portion					
Bank loans (c)		-	539	-	20
Loans from controlled entities	27	-	-	2,015	1,704
Telstra bonds (d)		210	582	210	582
Other loans (e)		449	149	449	149
Finance leases (f)	20	20	20	9	7
		679	1,290	2,683	2,462
		1,323	1,896	3,327	3,068
Non current					
Long term debt					
Bank loans (c)		-	1,074	-	1,063
Telstra bonds (d)		2,403	2,605	2,403	2,605
Other loans (e)		8,403	8,667	8,403	8,667
Finance leases (f)	20	-	21	-	1
Cross currency swap hedge payable (1.2)	29	426	114	426	114
		11,232	12,481	11,232	12,450
Total debt payable					
Short term debt					
Loan from joint venture entities and associated entities (a)	27	1	4	1	4
Bills of exchange and commercial paper (b)		643	602	643	602
		644	606	644	606
Long term debt (including current portion)					
Bank loans (c)		-	1,613	-	1,083
Loans from controlled entities	27	-	-	2,015	1,704
Telstra bonds (d)		2,613	3,187	2,613	3,187
Other loans (e)		8,852	8,816	8,852	8,816
Finance leases (f)	20	20	41	9	8
Cross currency swap hedge payable (1.2)	29	426	114	426	114
		11,911	13,771	13,915	14,912
		12,555	14,377	14,559	15,518

Our interest-bearing liabilities are unsecured, except for:

- finance leases which are secured, as the rights to the leased asset transfer to the lessor in the event of a default by us; and
- bank loans of $nil (2002: $519 million) held by non-Australian controlled entities.

Refer to notes (c) and (f) below.

Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)

Our long term debt (excluding cross currency swap hedge payables) is repayable over the next five years ending 30 June and after as follows:

	Telstra Group						
	2004 $m	2005 $m	2006 $m	2007 $m	2008 $m	after 2008 $m	Total $m
Long term debt payable	680	2,318	1,114	392	1,385	5,668	11,557
Unamortised discount							(72)
							11,485

(a) Loan from joint venture entities and associated entities

As at 30 June 2003, we owed a joint venture entity $1 million (2002: $4 million) for an amount deposited with the Telstra Entity. The amount is repayable on demand and has an interest rate of 4.70% (2002: 4.70%).

(b) Bills of exchange and commercial paper

We have issued bills of exchange and commercial paper of $643 million (2002: $602 million) to financial institutions with an original maturity of less than 180 days. Some of our commercial paper is issued in foreign currencies and swapped into Australian dollars.

At 30 June 2003, all $643 million (2002: $602 million) of the commercial paper matures in less than three months. The weighted average effective interest rate applicable to this commercial paper (in currency of issue) at 30 June 2003 was 3.22% (2002: 4.41%).

(c) Bank loans

Our non-Australian controlled entities had the following bank loans:

	A$ amount As at 30 June		Interest rates Year ended 30 June	
	2003 A$m	2002 A$m	2003 %	2002 %
Sri Lankan rupees bank loans (i)	-	11	-	17.0
New Zealand dollar loans (ii)	-	519	-	6.8
Total bank loans including current portion	-	530		

(i) In fiscal 2002, this loan had not been secured, but a negative pledge had been given by our controlled entity and we also issued a letter of comfort. On 31 October 2002, we sold our 60% shareholding in the Sri Lankan mobile carrier, Mobitel (Pvt) Limited (refer note 23 for further information).

(ii) In fiscal 2002, the loans held by TelstraClear Limited were secured against certain fixed and floating assets of that entity. For further details of the assets pledged as security, refer note 12. During fiscal 2003, these loans were fully repaid.

Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)

(d) Telstra bonds

During fiscal 2003, $582 million (2002: $39 million) of Telstra bonds matured. Telstra bonds have been issued to both retail and wholesale investors and in a range of currencies. They have effective interest rates ranging from 3.50% to 12.67% (2002: 3.50% to 12.67%) and mature up until the year 2020 (2002: 2020). Our Telstra bonds are repayable over the next five years ending 30 June and after as follows:

	Telstra Group					
Coupon interest rate	up to 6.0%	up to 8.0%	up to 10.0%	up to 12.0%	up to 16.0%	Total
	$m	$m	$m	$m	$m	$m
Due in the year ending June 30						
2004	158	45	7	-	-	210
2005	-	250	3	20	-	273
2006	-	-	12	504	-	516
2007	-	-	-	-	-	-
2008	-	-	-	-	-	-
After 2008	35	1,510	28	44	32	1,649
	193	1,805	50	568	32	2,648
Unamortised discount						(35)
						2,613

(e) Other loans

Our other loans are repayable over the next five years ending 30 June and after as follows:

	Telstra Group						
	2004	2005	2006	2007	2008	after 2008	Total
	$m	$m	$m	$m	$m	$m	$m
Other loans	449	2,045	598	392	1,385	4,019	8,888
Unamortised discount							(36)
							8,852

Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)

(e) Other loans (continued)

Details of our other loans including currency of borrowing, interest rates and maturity dates are presented in the table below:

Telstra Group - Other loans details	A$ amount		Interest rates		Maturity dates	
	As at 30 June		Year ended 30 June		As at 30 June	
	2003	2002	2003	2002	2003	2002
	A$m	A$m	%	%		
Australian dollar loans	250	-	4.60% to 7.87%	-	between July 2003 and August 2014	-
US dollar loans	1,946	2,301	1.65% to 6.50%	2.40% to 6.50%	between July 2003 and April 2012	between July 2003 and April 2012
Euro eurobond loan	4,261	4,352	2.58% to 6.38%	5.88% to 6.38%	between June 2005 and June2011	between June 2005 and June 2011
Deutschemark eurobond loan	872	891	5.13%	5.13%	April 2008	April 2008
French franc loan	391	399	6.00%	6.00%	December 2006	December 2006
Swiss franc eurobond loan	332	357	3.38%	3.38%	June 2005	June 2005
Japanese yen loans	225	415	0.31% to 1.65%	0.33% to 5.58%	between July 2007 and Sept 2010	between Oct 2002 and Sept 2010
Singapore dollar loans	85	101	3.80%	3.80%	March 2008	March 2008
British pound sterling loans	490	-	4.31% to 6.13%	-	August 2014	-
Total other loans including current portion	8,852	8,816				

To appropriately assess our foreign currency borrowings included in our other loans, the hedge receivables and hedge payables arising from our cross currency swaps entered to hedge this position should also be considered. Our policy on the use of derivative instruments is included in note 1.25. The following table shows our other loan position net of our outstanding cross currency swap contracts:

	Telstra Group	
	As at 30 June	
	2003	2002
	$m	$m
Other loans	8,852	8,816
- less hedge receivable - current	(10)	(29)
- less hedge receivable - non current	(273)	(622)
- add hedge payable - non current	426	114
Other loans net of cross currency swaps	8,995	8,279

Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)

(f) Finance leases

Details of minimum lease payments due under finance leases are presented as follows:

	Telstra Group						
	2004 $m	2005 $m	2006 $m	2007 $m	2008 $m	after 2008 $m	Total $m
Finance leases	21	-	-	-	-	-	21
Future finance charges							(1)
							20

(g) Financing arrangements

	Telstra Group As at 30 June		Telstra Entity As at 30 June	
	2003 $m	2002 $m	2003 $m	2002 $m
Our financing arrangements				
We have access to the following lines of credit:				
Credit standby arrangements				
Unsecured committed cash standby facilities which are subject to annual review	894	955	850	815
Amount of credit unused	855	896	850	815
Loan facilities				
Unsecured bank term loan facilities	2,149	2,313	2,149	2,313
Amount of credit unused	2,149	1,250	2,149	1,250

We have commercial paper facilities in place with financial institutions under which we may issue up to $15,058 million (2002: $16,088 million). As at 30 June 2003, we had drawn down $643 million (2002: $602 million) of these commercial paper facilities. These facilities are not committed or underwritten and we have no guaranteed access to the funds.

Generally, our facilities are available unless we default on any terms applicable under the relevant agreements or become insolvent.

Notes to the Financial Statements (continued)

	Note	Telstra Group As at 30 June 2003 $m	Telstra Group As at 30 June 2002 $m	Telstra Entity As at 30 June 2003 $m	Telstra Entity As at 30 June 2002 $m
17. Provisions					
Current					
Dividends payable (b) (c)	7	-	1,415	-	1,415
Employee benefits (a)		279	373	234	253
Workers' compensation (1.18(b)) (b) (c)		39	41	36	38
Other provisions (b) (c)		35	74	14	17
		353	1,903	284	1,723
Non current					
Employee benefits (a)		572	572	522	517
Workers' compensation (1.18(b)) (b) (c)		197	229	184	218
Other provisions (b) (c)		45	47	21	22
		814	848	727	757
(a) Aggregate employee benefits and related on-costs liability					
Current provision for employee benefits		279	373	234	253
Non current provision for employee benefits		572	572	522	517
Accrued labour, redundancy and on-costs (i)		242	183	236	182
		1,093	1,128	992	952

(i) Accrued labour and related on-costs are included within current payables (refer note 15).

Provision for employee benefits consist of amounts for annual leave, long service leave and redundancy payments to employees (refer to note 1.18(a)).

The carrying amounts of all employee benefits are approximately equal to their net fair value.

Non current employee benefits for long service leave are measured at their present value. The following assumptions were adopted in measuring their present value:

	Telstra Group As at 30 June 2003	Telstra Group As at 30 June 2002	Telstra Entity As at 30 June 2003	Telstra Entity As at 30 June 2002
Weighted average projected increase in employee benefits	4.0%	4.0%	4.0%	4.0%
Weighted average discount rates	5.7%	6.0%	5.7%	6.0%
Leave taking rates	13.0%	7.3%	13.3%	7.0%

Notes to the Financial Statements (continued)

17. Provisions (continued)

b) Information about our provisions, other than employee benefits:

Dividends Payable

In fiscal 2002, this provision provided for the final ordinary dividend to shareholders. Due to the first time application of the new accounting standard AASB 1044: "Provisions, Contingent Liabilities and Contingent Assets", a difference has arisen between reporting periods regarding the timing and the recognition of dividends declared in our statement of financial performance and statement of financial position. There has been no change in the timing of dividends declared by the directors. As the final ordinary dividend was not declared, determined or publicly recommended as at 30 June 2003, no provision for dividend was raised prior to that date in the statement of financial position (refer note 7 for further information). The final ordinary dividend is now reported as an event after balance date (refer note 28).

Workers' Compensation

The Telstra Entity and certain controlled entities self insure their workers' compensation liabilities. The provision is based on a semi annual actuarial review of our workers' compensation liability.

Present values are calculated using appropriate rates based on government guaranteed securities with similar due dates. The majority of our controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers compensation premiums.

Other

Other provisions include provision for restructuring, provision for warranties, provision for restoration costs and other general provisions. Provision for restructuring relate to restructuring costs expected on acquisition of controlled entities and our internal restructures. Provision for warranties relate to our best estimate of warranty costs expected to meet our products future repairs and replacement based on current sales level and past historical information. Provision for restoration costs relate to our future expected restoration obligations in relation to the fitout of our general purpose leased buildings. Other general provisions are provided to meet future costs that we are obligated to make as a result of past transactions entered into.

(c) Movement in provisions, other than employee benefits

Telstra Group

	Dividends Payable $m	Workers Compensation $m	Other $m	Total $m
30 June 2003				
Balance at 30 June 2002	1,415	270	121	1,806
- adjustment due to change in accounting policy (i)	(1,415)	-	-	(1,415)
- additional provisions	-	10	24	34
- amounts used	-	-	(44)	(44)
- reductions due to remeasurements	-	(44)	(22)	(66)
- other		-	1	1
Balance at 30 June 2003	-	236	80	316
30 June 2002				
Balance at 30 June 2001	1,416	284	151	1,851
- additional provisions	1,415	-	76	1,491
- amounts used	(1,416)	(1)	(73)	(1,490)
- reductions due to remeasurements	-	(15)	(34)	(49)
- other	-	2	1	3
Balance at 30 June 2002	1,415	270	121	1,806

(i) Under the new accounting standard AASB 1044: "Provisions, Contingent Liabilities and Contingent Assets", the provision for final ordinary dividend raised at 30 June has been reversed to opening retained profits in the current period statement of financial position (refer to statement of changes in shareholders equity).

Notes to the Financial Statements (continued)

17. Provisions (continued)

Telstra Entity

	Dividends Payable $m	Workers Compensation $m	Other $m	Total $m
30 June 2003				
Balance at 30 June 2002	1,415	256	39	1,710
- adjustment due to change in accounting policy (i)	(1,415)	-	-	(1,415)
- additional provisions	-	8	6	14
- amounts used	-	-	(7)	(7)
- reductions due to remeasurements	-	(44)	(4)	(48)
- other	-	-	1	1
Balance at 30 June 2003	-	220	35	255
30 June 2002				
Balance at 30 June 2001	1,416	273	104	1,793
- additional provisions	1,415	-	(15)	1,400
- amounts used	(1,416)	(1)	(43)	(1,460)
- reductions due to remeasurements	-	(15)	(5)	(20)
- other	-	(1)	(2)	(3)
Balance at 30 June 2002	1,415	256	39	1,710

(i) Under the new accounting standard AASB 1044: "Provisions, Contingent Liabilities and Contingent Assets", the provision for final ordinary dividend raised at 30 June has been reversed to opening retained profits in the current period statement of financial position (refer to statement of changes in shareholders equity).

Provision for restructuring on acquisition of TelstraClear Limited

The provision for restructuring on acquisition of TelstraClear Limited (TelstraClear) is included in our other provisions of the Telstra Group.

On 12 December 2001, we acquired a 8.4% shareholding in TelstraClear giving us a 58.4% controlling interest. In fiscal 2002, we recognised a $44 million provision based on our best estimate of costs including redundancies directly attributable to the restructure. In fiscal 2003, we have subsequently acquired the remaining interest of TelstraClear (refer note 23 for further information).

The movement in the restructuring provision relating to the acquisition of TelstraClear is detailed in the table below:

	Telstra Group As at 30 June 2003 $m	2002 $m
Balance at beginning of year	27	-
- additional provisions	-	44
- amounts used	(28)	(13)
- reductions due to remeasurements	-	(5)
- other	1	1
Balance at end of year	-	27

Notes to the Financial Statements (continued)

	Telstra Group & Telstra Entity			
	As at 30 June			
	2003	2003	2002	2001
	$m	US$m	$m	$m
18. Contributed equity				
Issued and paid up capital				
12,866,600,200 fully paid ordinary shares (a)	6,433	4,310	6,433	6,433

(a) Each of our fully paid ordinary shares carries the right to one vote at a meeting of the company. Holders of our shares also have the right to receive dividends as declared, and to participate in the proceeds from sale of all surplus assets in proportion to the total shares issued in the event of the company winding up.

Notes to the Financial Statements (continued)

19. Employee share plans

(a) TESOP99 and TESOP97

As part of the Commonwealth's sale of its shareholding in fiscal 2000 and fiscal 1998 we offered our eligible employees as defined by the employee share plans the opportunity to buy Telstra shares. The shares were ordinary shares of the Telstra Entity at the time of the offer.

These share plans were:

- the Telstra Employee Share Ownership Plan II (TESOP99); and
- the Telstra Employee Share Ownership Plan (TESOP97).

All eligible employees of the Telstra Entity and of companies that Telstra owned greater than 50% equity were able to participate in the plans. Certain employees who were part time, casual, fixed term, on leave without pay or living outside Australia and contractors were not eligible to participate.

Generally, employees were offered interest free loans by the Telstra Entity to acquire certain shares and in some cases became entitled to certain extra shares and loyalty shares as a result of participating in the plans. All shares acquired under the plans were transferred from the Commonwealth either to the employees or to the trustee for the benefit of the employees. Telstra ESOP Trustee Pty Ltd is the trustee for TESOP99 and TESOP97 and holds the shares on behalf of participants. This company is 100% owned by us.

While a participant remains an employee of the Telstra Entity, a company in which Telstra owns greater than 50% equity or the company which was their employer when the shares were acquired, there is no date by which the employee has to repay the loan. The loan may, however, be repaid in full at any time by the employee using his or her own funds.

The loan shares, extra shares and in the case of TESOP99, the loyalty shares, are generally subject to a restriction on the sale of the shares or transfer to the employee for three years, or until the relevant employment ceases. After three years, the employee may sell the shares provided the loan is repaid in full for the loan shares and TESOP97 extra shares. Approximately 80% of the dividends on the loan shares and TESOP97 extra shares held for the employees under the plans are used to repay their loans.

If a participating employee leaves the Telstra Entity, a company in which Telstra owns greater than 50% equity or the company which was their employer when the shares were acquired, to acquire the relevant shares the employee must repay their loan within two months of leaving. This is the case except where the restriction period has ended because of the employee's death or disablement (in this case the loan must be repaid within 12 months).

If the employee does not repay the loan when required, the trustee can sell the shares if the sale proceeds cover the amount outstanding on the loan plus relevant costs. The sale proceeds must then be used to pay the costs of the sale and any amount outstanding on the loan, after which the balance will be paid to the employee. The Telstra Entity's recourse under the loan is limited to the amount recoverable through the sale of the employee's shares.

For TESOP99, the Government guaranteed an allocation of up to 5,000 shares for employees using their own funds to purchase shares in the public offer. These shares are directly held by the employees.

Further details on each of the plans are highlighted in the table following in section (c).

Telstra incurs expenses in relation to the administration of the trusts for TESOP99 and TESOP97. These are recognised in the statement of financial performance as incurred. The allocation of shares under these plans did not give rise to any other expense to be recognised by us.

(b) Telstra Growthshare Trust

The Telstra Growthshare Trust commenced in fiscal 2000. Under the trust, Telstra operates three different share plans:

- Telstra Growthshare
- Directshare; and
- Ownshare.

The trustee for the trust is Telstra Growthshare Pty Ltd. This company is 100% owned by us. Allocations are in the form of options, restricted shares, performance rights, deferred shares, directshares and ownshares under these plans. Refer to the tables in section (c) below for more information.

(i) Telstra Growthshare

Telstra Growthshare started in fiscal 2000. Its purpose is to align key executives' rewards with shareholders' interests, and reward performance improvement supporting business plans and corporate strategies.

The board determines who is invited to participate in Telstra Growthshare. Allocations are in the form of options, restricted shares, and performance rights under our long term incentive plan, and deferred shares under our deferred remuneration plan. Instruments issued represent a right to acquire a share in Telstra. Generally, the options, restricted shares and performance rights may only be exercised to acquire Telstra shares if a performance hurdle is satisfied in the performance period and in the case of options, the exercise price is paid by the executive. Deferred shares may only be exercised when a prescribed period of service has been completed.

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(i) Telstra Growthshare (continued)

Performance hurdle for options, restricted shares and performance rights

For allocations of options and performance rights made during fiscal 2003 and fiscal 2002, the applicable performance hurdle is based on comparing Telstra's total shareholder return (TSR) with the TSRs of the companies in the S&P/ASX 200 (Industrial) Index (peer group) within the performance period.

The companies in the peer group are anchored at the effective date of allocation, and this same peer group of companies are then tracked during the performance period. At the end of each quarter during the performance period, the 30 day average TSR is calculated for Telstra and the companies in the peer group for each trading day during that quarter.

The number of options and performance rights exercisable is dependant on whether, during the performance period, the Telstra 30 day average TSR achieves or exceeds the 50th percentile ranking when compared to the 30 day average TSR of the peer group, and the timing of when or if this occurs.

Both the number of options and the number of performance rights potentially exercisable are based on the following:

- If in the first quarter of the performance period, Telstra's percentile ranking is the 50th percentile or above then:
  (i) the number of options and performance rights that become exercisable for that quarter is scaled proportionately from the 50th percentile (at which 50% of the allocation becomes exercisable) to the 75th percentile (at which 100% of the allocation becomes exercisable); and
  (ii) in subsequent quarters, the number that become exercisable is based on the same proportionate scale, but is reduced by the number of options or performance rights that have previously become exercisable. The percentile ranking achieved needs to be above that achieved in previous quarters for additional options and performance rights to become exercisable.
- If in the first quarter of the performance period, the percentile ranking is less than the 50th percentile then:
  (i) half of the allocation will lapse; and
  (ii) in subsequent quarters, the remaining 50% of the options or performance rights will become exercisable if the ranking is the 50th percentile or above for that quarter.
- If Telstra does not achieve or exceed the 50th percentile ranking in any quarter of the performance period, all options and performance rights will lapse.

For all allocations prior to 30 June 2001, the applicable performance hurdle was that the average Telstra Accumulation Index must exceed the average S&P/ASX 200 (Industrial) Index (replacing the superseded All Industrials Accumulation Index) for thirty consecutive days within the performance period. If the performance hurdle is satisfied for these allocations, all of the relevant options or restricted shares would become exercisable (i.e. they do not become exercisable on a proportionate basis).

Options

An executive is not entitled to Telstra shares before the options allocated under Telstra Growthshare initially vest, and then are exercised. This means that the executive cannot use options to vote or receive dividends. If the performance hurdle is satisfied in the performance period, options may be exercised at any time before the expiry date; otherwise they will lapse. Once the options are exercised, Telstra shares will be transferred to the executive.

Telstra provides loans to the trustee to enable it to purchase shares on market to underpin the options. When exercised, the executive pays for the shares at the exercise price and the loan is repaid to us. We receive interest on the loans to the trust. On the basis that the executives must pay the exercise price of the options, which repays the loans made by Telstra, there is no cash expense incurred by us and included in our statement of financial performance. From 1 July 2002, we have suspended our option plan. Previously issued options remain outstanding and valid.

Restricted Shares

The executive is not entitled to Telstra shares before the restricted shares allocated under Telstra Growthshare vest. If the performance hurdle is satisfied in the performance period, the restricted shares will vest and may be exercised at any time before the expiry date, otherwise they will lapse. Once the restricted shares have vested, they become restricted trust shares, which will generally be held by the trustee for the executive for a certain period. Once converted into restricted trust shares, the executive has an interest in Telstra shares and is entitled to dividends, other distributions, and voting rights.

Restricted trust shares are held by the Trustee until the earlier of:

- the period determined in accordance with the trust deed;
- the executive finishes employment with Telstra; or
- a date nominated by the board.

The executive may exercise restricted shares at a cost of $1 in total for the number of restricted shares exercised on a particular day. These shares are recorded as an expense to us when we provide funding to the trust to purchase them on market. In fiscal 2003 and fiscal 2002, there were no restricted shares allocated and therefore no associated expense.

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(i) Telstra Growthshare (continued)

Performance Rights

An executive is not entitled to Telstra shares before the performance rights allocated under Telstra Growthshare vest. If the performance hurdle is satisfied in the performance period, a specified number of performance rights as determined in accordance with the trust deed and terms of issue, will become vested performance rights. The vested performance rights can then be exercised at any time before the expiry date, otherwise they will lapse. Once the vested performance rights are exercised, Telstra shares will be transferred to the executive. Until this time, the executive cannot use the performance rights (or vested performance rights) to vote or receive dividends.

Telstra shares will be transferred to the executive on exercise of vested performance rights. The executive may exercise the performance rights at a cost of $1 in total for the number of performance rights exercised on a particular day. The issue of performance rights are recorded as an expense to us when we provide funding to the trust to purchase Telstra shares on market to underpin them. In fiscal 2003, we recorded an expense of $8.5 million (2002: $6.5 million).

Deferred Shares

An executive is not entitled to Telstra shares before the deferred shares allocated under Telstra Growthshare vest. Generally, if an executive continues to be employed by an entity that forms part of the Telstra Group three years after the commencement date of the instrument, the deferred share will become a vested deferred share. The vested deferred shares can then be exercised at any time before the expiry date, otherwise they will lapse. Once exercised, Telstra shares will be transferred to the executive. Until this time, the executive can not use the deferred shares or vested deferred shares to vote or receive dividends or other entitlements.

Telstra shares will be transferred to the executive on exercise of vested deferred shares. The executive may exercise the deferred shares at a cost of $1 in total for the number of deferred shares exercised on a particular day. The issue of deferred shares are recorded as an expense to us when we provide funding to the trust to purchase Telstra shares on market to underpin them. In fiscal 2003, we recorded an expense of $10.3 million (2002: $nil).

Telstra Growthshare amounts expensed for USGAAP purposes

For the purposes of the United States generally accepted accounting principles (USGAAP) disclosures, the estimated fair value of the options, restricted shares, performance rights and deferred shares is made at the date of grant using an approach consistent with the binomial and Black-Scholes valuation models.

The additional compensation expense for USGAAP recognised on this basis for performance rights and deferred shares allocated in fiscal 2003 was $nil (2002: $41 million for options and performance rights). Refer to note 30 for additional information.

(ii) Telstra Directshare

Non-executive directors may be provided part of their fees in Telstra shares. Directors will receive a minimum of 20% of their fees by way of directshares. Shares are acquired by the trustee from time to time and allocated to the participating directors on a 6 monthly basis, on dates determined by the trustee at its discretion. Although the trustee holds the shares in trust, the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses and rights issues) until they are transferred at expiration of the restriction period.

The restriction period continues:

- for five years from the date of allocation of the shares;
- until the participating director is no longer a director of, or is employed by, a company in the Telstra Group; or
- until the board of Telstra determines that an 'event' has occurred.

At the end of the restriction period, the directshares will be transferred to the participating director. The participating director is not able to deal in the shares until this transfer has taken place. The expense associated with shares allocated under this plan is included in the disclosure for directors' fees.

(iii) Telstra Ownshare

Certain eligible employees may be provided part of their remuneration in Telstra shares. Those employees indicate a preference to be provided Telstra shares as part of their remuneration. Shares are acquired by the trustee from time to time and allocated to these employees at the time their application is accepted. Although the trustee holds the shares in trust, the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses or rights issues) until they are transferred at expiration of the restriction period.

The restriction period continues:

- for three years or five years depending on the elections available to the participant at the time of allocation;
- until the participant ceases employment with the Telstra Group; or
- until the board of Telstra determines that an 'event' has occurred.

At the end of the restriction period, the ownshares will be transferred to the participant. The participant is not able to deal in the shares until this transfer has taken place. The expense associated with shares allocated under this plan is included in the disclosure for employees remuneration.

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information

The table below provides information about our TESOP99 and TESOP97 share plans:

	TESOP99	TESOP97
Date used to determine number of eligible employees	27 August 1999	20 September 1997
Date the plan started	16 October 1999	15 November 1997
Number of employees eligible to participate	53,900	64,309
Price paid by employee - first instalment	(16 October 1999) $4.50	(15 November 1997) $1.95
Price paid by employee - second instalment	(2 November 2000) $2.90	(17 November 1998) $1.35
Total price paid by employee and market price on date of issue	$7.40	$3.30
Number of shares each eligible employee was able to buy with interest free loan (loan shares)	400	2,000
Number of extra shares received by each eligible employee	one extra share for every four guaranteed allocation shares purchased up to a limit of 200	one extra share for every four loan shares or non-loan shares purchased up to a limit of 500
The date participating employees have full ownership of the loan shares and extra shares (i)	16 October 2002	15 November 2000
Number of employees who purchased loan shares	42,439	55,748
Total number of loan shares initially purchased	16,939,000	109,979,100
Total number of extra shares initially acquired relating to loan shares	(ii)	27,494,775
Number of employees who used their own funds to buy shares in TESOP and received extra shares	21,424	2,282
Number of shares initially purchased under TESOP with own funds	(iii)	3,776,732
Number of extra shares initially acquired by employees from using their own funds	(ii) 3,903,314	944,183
Total market value of shares at issue date (including extra shares)	$93,790,413 (first instalment) $58,832,889 (second instalment)	$277,279,841 (first instalment) $181,936,265 (second instalment)
Total initial loan made to employees	$76,225,500 (first instalment) $48,556,440 (second instalment)	$221,823,872 (first instalment) $144,401,940 (second instalment)
Loan discount paid on behalf of employees ($1 per loan)	$42,439	$55,748
Number of Commonwealth loyalty shares available to each eligible employee at no additional cost (shares need to be held for 12 months to qualify)	one for every 10 shares purchased up to a limit of 80	one for every 10 non loan shares purchased in the public offer up to a limit of 200
Number of employees who received Commonwealth loyalty shares	(iv) 17,138	21,761
Number of loyalty shares issued	(iv) 1,243,305	3,162,222
Market value of Commonwealth loyalty shares issued	(iv) $7,696,058 ($6.19 per share)	$20,363,290 ($6.46 per share)

(i) In the case of all loan shares, and extra shares acquired under TESOP97, the loan must be repaid in full before shares may be transferred to the employee.

(ii) For TESOP99, the extra shares were acquired under the Commonwealth component as a result of employees acquiring guaranteed allocation shares in the public offer using their own funds.

(iii) Does not include guaranteed allocation shares acquired by employees from the Commonwealth under the Commonwealth component.

(iv) TESOP99 loyalty shares were issued to eligible employees still holding their Commonwealth component shares on 2 November 2000 and did not prepay the final instalment.

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

The following information details the number of outstanding equity instruments and loan balances relevant to the TESOP99 and TESOP97 plans.

	Employee share plans As at 30 June 2003	Employee share plans As at 30 June 2002
Market price of Telstra shares	$4.40 per share	$4.66 per share
Employee share loan balance (total including current and non current, excluding Growthshare option loans - note 9)	$198 million	$230 million
Loan to Telstra Growthshare (other receivables non current - note 9)	$88 million	$115 million
TESOP99		
Remaining employees with loan shares (i)	37,148	38,140
Remaining number of loan shares	14,828,600	15,224,500
Remaining number of extra shares (ii)	-	2,784,590
Remaining number of loyalty shares (ii)	-	1,081,671
TESOP97		
Remaining employees with loan shares	21,960	25,665
Remaining number of loan shares	43,465,700	50,778,700
Remaining number of extra shares	10,866,425	12,694,675

(i) The number of employees with loan shares includes 11,258 (2002: 6,703) employees that have ceased employment and elected not to repay their loan. The Telstra ESOP Trustee Pty Ltd continues to hold the shares relating to those loans until the share price is sufficient to recover the loan amount and associated costs. The Telstra ESOP Trustee Pty Ltd will then sell the shares. As at 30 June 2003, there were 4,503,300 held for this purpose (2002: 2,675,100).

(ii) During fiscal 2003, the extra shares and loyalty shares for TESOP99 were transferred to employees on completion of the restriction period.

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

We provide the following information about Telstra Growthshare:

(i) Instruments outstanding at the beginning of fiscal 2003

The following options, restricted shares and performance rights had been issued at the start of fiscal 2003, but were yet to vest with employees.

	Number of instruments outstanding	Commencement date	Performance hurdle period	Exercise price	Exercise date (once performance hurdle met)
Growthshare 2000 - Sept 1999 allocation					
Options	2,125,667	13 Sept 1999	between 13 Sept 2002 and 13 Sept 2004	$8.02	any time before 13 Sept 2009
Restricted shares	350,688	13 Sept 1999	between 13 Sept 2002 and 13 Sept 2004	$1 per parcel exercised	any time before 13 Sept 2004
Growthshare 2001 - Sept 2000 allocation					
Options	4,020,841	8 Sept 2000	between 8 Sept 2003 and 13 Sept 2005	$6.28	any time before 8 Sept 2010
Restricted shares	826,883	8 Sept 2000	between 13 Sept 2003 and 13 Sept 2005	$1 per parcel exercised	any time before 8 Sept 2005
Growthshare 2001 - March 2001 allocation					
Options	168,710	16 March 2001	between 16 March 2004 and 16 March 2006	$6.55	any time before 16 March 2011
Restricted shares	43,817	16 March 2001	between 16 March 2004 and 16 March 2006	$1 per parcel exercised	any time before 16 March 2006
Growthshare 2002 - Sept 2001 allocation					
Options	36,501,695	6 Sept 2001	between 6 Sept 2004 and 6 Sept 2006	$4.90	any time before 6 Sept 2011
Performance rights	3,486,241	6 Sept 2001	between 6 Sept 2004 and 6 Sept 2006	$1 per parcel exercised	any time before 8 Dec 2006
Growthshare 2002 - March 2002 allocation					
Options	2,068,000	14 March 2002	between 14 March 2005 and 14 March 2007	$5.63	any time before 14 March 2012
Performance rights	167,200	14 March 2002	between 14 March 2005 and 14 March 2007	$1 per parcel exercised	any time before 14 June 2007

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

(i) Instruments outstanding at the beginning of fiscal 2003 (continued)

The following directshares and ownshares had been issued at the start of fiscal 2003 but were held by the trustee for the benefit of the relevant directors or employees pending expiration of the restriction period.

	Number of instruments outstanding
DirectShares	
15 September 2000 allocation	7,585
19 March 2001 allocation	11,104
14 September 2001 allocation	14,453
14 March 2002 allocation	18,117
OwnShares	
15 September 2000 allocation	312,655
14 September 2001 allocation	326,946
2 November 2001 allocation	98,042

Participants in the directshare and ownshare plans are only able to deal in these instruments at the end of the restriction period.

(ii) Instruments granted during the financial year

The following instruments were granted in September 2002:

	Growthshare 2003 deferred shares	Growthshare 2003 performance rights
Number of executives who were allocated deferred shares and performance rights	166	166
Effective commencement date of deferred shares and performance rights	5 September 2002	5 September 2002
Performance hurdle period - i.e. over what time period executives have to satisfy the performance hurdle for the instruments to vest	(a)	period between 5 September 2005 and 5 September 2007
Number of deferred shares and performance rights (representing a 100% allocation or maximum entitlement available) issued	2,123,000	4,246,000
Exercise price (once the instruments become exercisable)	$1 per parcel of instruments exercised	$1 per parcel of instruments exercised
Market price of Telstra shares on commencement date	$4.87 per share	$4.87 per share
Exercise date (once the instruments become exercisable)	any time before 5 September 2007	any time before 5 December 2007

(a) As deferred shares are allocated as annual fixed remuneration, there is no performance hurdle. Generally, deferred shares will vest if the participating executive continues to be employed by an entity that forms part of the Telstra Group for three years after the effective commencement date.

No consideration is required to be provided by the participating executives on the granting of these deferred shares and performance rights.

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(ii) Instruments granted during the financial year (continued)

The following instruments were granted in March 2003:

	Growthshare 2003 deferred shares	Growthshare 2003 performance rights
Number of executives who were allocated deferred shares and performance rights	4	4
Effective commencement date of deferred shares and performance rights	7 March 2003	7 March 2003
Performance hurdle period - i.e. over what time period executives have to satisfy the performance hurdle for the instruments to vest	(a)	period between 7 March 2006 and 7 March 2008
Number of deferred shares and performance rights (representing a 100% allocation or maximum entitlement available) issued	22,100	44,200
Exercise price (once the instruments become exercisable)	$1 per parcel of instruments exercised	$1 per parcel of instruments exercised
Market price of Telstra shares on commencement date	$4.11 per share	$4.11 per share
Exercise date (once the instruments become exercisable)	any time before 7 March 2008	any time before 7 June 2008

(a) As deferred shares are allocated as annual fixed remuneration, there is no performance hurdle. Deferred shares will vest if the participating executive continues to be employed by a member of the Telstra Group for three years after the effective commencement date.

No consideration is required to be provided by the participating executives on the granting of these deferred shares.

In the prior year, the following instruments were granted during September 2001:

	Growthshare 2002 options	Growthshare 2002 performance rights
Number of executives who were allocated options and performance rights	155	155
Effective commencement date of options and performance rights	6 September 2001	6 September 2001
Performance hurdle period - i.e. over what time period executives have to satisfy performance hurdle to be eligible for shares	period between 6 September 2004 and 6 September 2006	period between 6 September 2004 and 6 September 2006
Number of options and performance rights issued (representing a 100% allocation or maximum entitlement available)	37,034,000	3,537,100
Exercise price (once the instruments become exercisable)	$4.90 per option	$1 per parcel of instruments exercised
Market price of shares on commencement date	$4.90 per share	$4.90 per share
Exercise date (once the instruments become exercisable)	any time before 6 September 2011	any time before 6 December 2006

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

(ii) Instruments granted during the financial year (continued)

In the prior year, the following instruments were granted during March 2002:

	Growthshare 2002 options	Growthshare 2002 performance rights
Number of executives who were allocated options and performance rights	4	4
Effective commencement date of options and performance rights	14 March 2002	14 March 2002
Performance hurdle period - i.e. over what time period executives have to satisfy the performance hurdle for the instruments to vest	period between 14 March 2005 and 14 March 2007	period between 14 March 2005 and 14 March 2007
Number of options and performance rights issued (representing a 100% allocation or maximum entitlement available)	2,068,000	167,200
Exercise price (once the instruments become exercisable)	$5.63 per option	$1 per parcel of instruments exercised
Market price of shares on commencement date	$5.63 per share	$5.63 per share
Exercise date (once the instruments become exercisable)	any time before 14 March 2012	any time before 14 June 2007

The following directshares were granted in September of fiscal 2003 and fiscal 2002:

	DirectShare Equity Plan 2003	DirectShare Equity Plan 2002
Number of eligible participants	11	11
Number of participants in the plan	10	10
Allocation date of shares	5 September 2002	14 September 2001
Number of shares allocated	19,713	19,445
Fair value of shares allocated	$4.87 per share	$4.81 per share
Total fair value of shares allocated	$96,002	$93,531

The following directshares were granted in March of fiscal 2003 and fiscal 2002:

	DirectShare Equity Plan 2003	DirectShare Equity Plan 2002
Number of eligible non-executive directors	11	11
Number of participants in the plan	10	10
Allocation date of shares	7 March 2003	14 March 2002
Number of shares allocated	40,709	18,117
Fair value of shares allocated	$4.11 per share	$5.63 per share
Total fair value of shares allocated	$167,314	$101,999

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

(ii) Instruments granted during the financial year (continued)

The following ownshares were granted in September of fiscal 2003 and fiscal 2002:

	OwnShare Equity Plan 2003	OwnShare Equity Plan 2002
Number of eligible participants	6,788	6,263
Number of participants in the plan	406	321
Allocation date of shares.	5 September 2002	14 September 2001
Number of shares allocated	574,899	333,911
Fair value of shares allocated	$4.87 per share	$4.81 per share
Total fair value of shares allocated	$2,799,758	$1,606,112

The following ownshares were granted in October of fiscal 2003 and fiscal 2002:

	OwnShare Equity Plan 2003	OwnShare Equity Plan 2002
Number of eligible employees	12,216	11,181
Number of participants in the plan	179	90
Allocation date of shares.	28 October 2002	2 November 2001
Number of shares allocated	166,676	98,042
Fair value of shares allocated	$4.78 per share	$4.98 per share
Total fair value of shares allocated	$796,711	$488,249

On an allocation of directshares and ownshares, the participants in the plans are not required to make any payment to the Telstra Entity. Participants may be provided a portion of their remuneration in the form of directshares or ownshares as applicable. The fair value of the instruments issued is determined by the remuneration foregone by the participant. The number of directshares or ownshares allocated is based on the weighted average price of a Telstra share in the week ending on the day before allocation date, in conjunction with the remuneration foregone.

(iii) Instruments exercised during the financial year

There have been no options, restricted shares or performance rights that have been exercised during the year and no fully paid shares distributed relating to these plans as a result.

There were 8,925 deferred shares that were exercised during the year at the exercise price of $1. These deferred shares were part of the September 2002 allocation and were exercised as part of a redundancy. The fair value at the date of the transfer of Telstra shares relating to this exercise was $39,359, based on the closing market price at that date.

There were no instruments exercised and no Telstra shares transferred relating to the option, restricted share, performance rights and deferred share plans during fiscal 2002.

Directshares and ownshares are not required to be exercised. The fully paid shares held by the Telstra Growthshare Trust relating to these instruments are merely transferred to the participants at the completion of the restriction period.

The following fully paid shares have been distributed from the Telstra Growthshare Trust to directors and executives under the directshare and ownshare plans respectively, due to expiration of the applicable restriction period.

	No. of shares distributed	Fair value
DirectShares	-	-
OwnShares	101,146	$460,843

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

(iii) Instruments exercised during the financial year (continued)

The following fully paid shares relating to the same plans were distributed during fiscal 2002:

	No. of shares distributed	Fair value
DirectShares	13,627	$73,136
OwnShares	43,863	$220,489

The fair value of ownshares and directshares distributed is determined through reference to the closing market price of a Telstra share on the date of transfer.

(iv) Instruments which have lapsed during the financial year

The following instruments issued to participating employees have lapsed during the financial year due to cessation of employment or the relevant performance hurdle not being met:

Allocation	Instruments lapsed during year ended 30 June	
	2003	2002
Options		
September 1999	591,945	137,000
September 2000	650,181	296,617
March 2001	18,710	-
September 2001	4,084,750	532,305
March 2002	214,000	-
Restricted shares		
September 1999	90,410	23,312
September2000	128,923	59,058
March 2001	3,817	-
Performance rights		
September 2001	388,086	50,859
March 2002	18,200	-
September 2002	211,774	-
Deferred shares		
September 2002	91,577	-

(v) Instruments outstanding at the end of fiscal 2003

After movements in our share plans during the financial year, the following instruments remain outstanding as at 30 June 2003:

	No. of instruments outstanding as at 30 June 2003
Growthshare 2000	
Options	1,533,722
Restricted shares	260,278
Growthshare 2001 - Sept 2000 allocation	
Options	3,370,660
Restricted shares	697,960
Growthshare 2001 - March 2001 allocation	
Options	150,000
Restricted shares	40,000
Growthshare 2002 - Sept 2001 allocation	
Options	32,416,945
Performance rights	3,098,155
Growthshare 2002 - March 2002 allocation	
Options	1,854,000
Performance rights	149,000
Growthshare 2003 - Sept 2002 allocation	
Deferred shares	2,022,498
Performance rights	4,034,226
Growthshare 2003 - March 2003 allocation	
Deferred shares	22,100
Performance rights	44,200

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

(v) Instruments outstanding at the end of fiscal 2003 (continued)

	No. of instruments outstanding as at 30 June 2003
DirectShares	
15 September 2000 allocation	7,585
19 March 2001 allocation	11,104
14 September 2001 allocation	14,453
14 March 2002 allocation	18,117
5 September 2002 allocation	19,713
7 March 2003 allocation	40,709
OwnShares	
15 September 2000 allocation	276,725
14 September 2001 allocation	287,763
2 November 2001 allocation	88,518
5 September 2002 allocation	565,466
28 October 2002 allocation	159,600

The grant dates, performance hurdles, exercise prices and other terms relating to the above instruments have not changed from initial allocation date or from those terms disclosed at the beginning of fiscal 2003.

(vi) Other information relevant to our employee share plans

Shares held by the TESOP99 and TESOP97 trusts for the purposes of facilitating the operations of the relevant share plans amount to 69,160,725 shares (2002: 82,564,136 shares). The fair value of these shares as at 30 June 2003 based on the market value of Telstra shares at balance date amounts to $304 million (2002: $385 million). As the final restriction period for these shares was completed on 16 October 2002, they are now considered fully transferable to the employees once the loan has been repaid in full.

Shares held by the Telstra Growthshare Trust for the purposes of facilitating the operations of the Telstra Growthshare, Directshare and Ownshare plans amount to 23,168,288 shares (2002: 23,278,359 shares). The fair value of these shares as at 30 June 2003 based on the market value of Telstra shares at balance date amounts to $102 million (2002: $108 million).

Options, restricted shares, and performance rights are subject to a performance hurdle. Deferred shares require a prescribed period of service to be completed. Generally, if these requirements are not achieved the instruments will have a $nil value and will lapse. As the achievement of the performance hurdle and completion of the service period is uncertain, a remuneration value is not attributed to the options, restricted shares, performance rights and deferred shares.

Under Telstra's USGAAP disclosures (refer note 30), an approach consistent with the binomial and Black-Scholes pricing models was used to determine the fair value of these instruments for the purpose of inclusion in the potential compensation expenses. The value of the allocations per security as used in our USGAAP disclosures is as follows:

Offers	Options	Restricted shares	Performance rights	Deferred shares
Sept 1999	$1.38	$5.64	(a)	(a)
Sept 2000	$0.89	$2.05	(a)	(a)
March 2001	$0.80	$2.15	(a)	(a)
Sept 2001	$0.90	(a)	$2.33	(a)
March 2002	$0.97	(a)	$2.51	(a)
Sept 2002	(a)	(a)	$2.54	$3.77
March 2003	(a)	(a)	$2.15	$3.08

The following valuations are based on the same methodologies, but in all cases, exclude adjustments for the effect of non-retention of participants and non-transferability of the instruments.

Offers	Options	Restricted shares	Performance rights	Deferred shares
Sept 1999	$1.38	$5.64	(a)	(a)
Sept 2000	$1.59	$3.62	(a)	(a)
March 2001	$1.53	$3.77	(a)	(a)
Sept 2001	$1.13	(a)	$2.86	(a)
March 2002	$1.19	(a)	$3.08	(a)
Sept 2002	(a)	(a)	$2.99	$4.41
March 2003	(a)	(a)	$2.60	$3.60

(a) There were no allocations of options, performance rights, restricted shares or deferred shares in the relevant offer periods.

The following weighted average assumptions were used in determining the above current year valuations:

	Growthshare deferred shares and performance rights	
	Sept 2002	March 2003
Risk free rate	5.12%	4.64%
Dividend yield	4.0%	4.0%
Expected stock volatility	19.0%	18.3%
Expected life - performance rights	5 years	5 years
Expected life - deferred shares	3 years	3 years
Average forfeiture rate per annum-performance rights	10%	10%
Average forfeiture rate per annum-deferred shares	14.5%	14.5%

On this basis, the resultant outcomes of the model indicate that the performance hurdles are expected to be met in 61.6% of cases for the September 2002 allocation and 62.7% for the March 2003 allocation.

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

(vi) Other information relevant to our employee share plans (continued)

The following table highlights shareholdings by individual non-executive directors as at 30 June 2003 as allocated under the directshare equity plan. These shareholdings have been included in the total shareholding disclosures made in note 27.

	Total shares held as at 30 June 2002	September 2002 allocation	March 2003 allocation	Total shares held as at 30 June 2003
	No. of shares	No. of shares	No. of shares	No. of shares
Robert C Mansfield	16,139	4,928	7,137	28,204
John T Ralph	8,071	2,464	3,569	14,104
Sam H Chisholm (i)	-	-	-	-
Anthony J Clark	4,595	1,540	2,474	8,609
John E Fletcher	3,744	1,335	3,771	8,850
Belinda J Hutchinson	1,664	1,540	2,176	5,380
Catherine B Livingstone	3,744	1,335	2,068	7,147
Charles Macek	1,554	1,540	2,474	5,568
Donald G McGauchie	4,373	1,335	3,771	9,479
William A Owens	1,997	1,848	3,650	7,495
John W Stocker	5,378	1,848	9,619	16,845
	51,259	19,713	40,709	111,681

(i) As fees are declined by the director, no directshares have been allocated under this equity plan.

Notes to the Financial Statements (continued)

	Telstra Group		Telstra Entity	
	As at 30 June		As at 30 June	
	2003	2002	2003	2002
	$m	$m	$m	$m
20. Expenditure commitments				
(a) Capital expenditure commitments				
Total capital expenditure commitments contracted for at balance date but not recorded in the financial statements:				
Within 1 year	366	379	434	353
Within 1-2 years	168	148	140	131
Within 2-3 years	127	139	122	114
Within 3-4 years	140	109	135	106
Within 4-5 years	-	109	-	106
After 5 years	-	23	-	23
	801	907	831	833
The capital expenditure commitments above include contracts for building and improving our networks and software enhancements.				
Included in the amounts above are capital commitments relating to information technology services (i):				
Within 1 year	157	198	149	181
Within 1-2 years	129	101	124	92
Within 2-3 years	127	92	122	90
Within 3-4 years	140	90	135	88
Within 4-5 years	-	91	-	88
After 5 years	-	5	-	5
	553	577	530	544
(i) These capital commitments predominantly relate to amounts to be spent on software assets developed for internal use under a 10 year contract with IBM Global Services Australia Limited (IBMGSA) (Refer note 20(d)(ii) for other commitments relating to IBMGSA).				
(b) Operating lease commitments				
Future lease payments for non-cancellable operating leases not recorded in the financial statements:				
Within 1 year	251	234	136	148
Within 1-2 years	174	180	86	117
Within 2-3 years	144	101	63	67
Within 3-4 years	130	73	48	44
Within 4-5 years	114	60	34	34
After 5 years	487	198	83	54
	1,300	846	450	464

In addition, in fiscal 2003 the Telstra Group have total future commitments under cancellable operating leases of $471 million (2002: $492 million). In fiscal 2003 the Telstra Entity have total future commitments under cancellable operating leases of $426 million (2002: $404 million).

Notes to the Financial Statements (continued)

20. Expenditure commitments (continued)

Description of our operating leases

We have operating leases for the following major services:

- rental of land and buildings;
- rental of motor vehicles, caravan huts and trailers and mechanical aids; and
- rental of personal computers, laptops, printers and other related equipment that are used in non communications plant activities.

The average lease term is:

- seven years for land and buildings;
- four years for motor vehicles, five years for light commercial vehicles and seven to twelve years for trucks and mechanical aids; and
- three years for personal computers and related equipment.

Contingent rental payments only exist for motor vehicles and are not significant compared with total rental payments made. These are based on unfair wear and tear, excess kilometres travelled, additional fittings and no financial loss to be suffered by the leasing company from changes to the original agreements. Our motor vehicles and related equipment must also remain in Australia.

We do not have any significant purchase options in our operating leases.

Operating leases related to our personal computers and associated equipment had average interest rates of 5.1% for fiscal 2003 (5.5% for fiscal 2002).

		Telstra Group		Telstra Entity	
		As at 30 June		As at 30 June	
		2003	2002	2003	2002
	Note	$m	$m	$m	$m
(c) Finance lease commitments					
Within 1 year		21	22	9	7
Within 1-2 years		-	19	-	1
Within 2-3 years		-	2	-	-
Within 3-4 years		-	-	-	-
Within 4-5 years		-	-	-	-
Total minimum lease payments		21	43	9	8
Future finance charges on finance leases		(1)	(2)	-	-
Present value of net future minimum lease payments		20	41	9	8
Recorded as current interest-bearing liabilities	16	20	20	9	7
Recorded as non current interest-bearing liabilities	16	-	21	-	1
Total finance lease liabilities	16	20	41	9	8

Description of our finance leases

In addition to the above finance lease commitments, we have also guaranteed the performance of a third party for finance lease payments to be made by the third party, on our behalf (refer note 21 for further information).

We have finance leases for the following major services:

- communications exchange equipment denominated in US dollars; and
- computer mainframes, computer processing equipment and other related equipment.

The average lease term is:

- 13 years for communications exchange equipment denominated in US dollars; and
- three years for computer mainframe and associated equipment.

We entered into US finance leases for communications exchange equipment in fiscal 2000 and fiscal 1999. We have prepaid all lease rentals due under the terms of these leases. We have guaranteed that the lease payments will be paid as scheduled over the lease term to the ultimate lessor. We received guarantee fees of $39 million in fiscal 2000 and $37 million for fiscal 1999. These fees are recorded in revenue received in advance and are being released to the statement of financial performance over the term of the leases being 13 years. The structure of each lease includes an early buy out option with approximately 10 years remaining.

Notes to the Financial Statements (continued)

20. Expenditure commitments (continued)

Interest rates for our finance leases are:

- US dollar communication assets between 4.25% and 5.06%; and
- computer mainframe, computer processing equipment and associated equipment between 8.26% and 9.36%.

Refer note 12 for further details on communication assets and equipment that are held under finance lease

	Telstra Group		Telstra Entity	
	As at 30 June		As at 30 June	
	2003	2002	2003	2002
	$m	$m	$m	$m
(d) Other commitments				
Other expenditure commitments, other than commitments dealt with in (a), (b) and (c) above, which have not been recorded in the financial statements are:				
Within 1 year	920	1,125	635	844
Within 1-2 years	582	651	350	467
Within 2-3 years	521	553	308	374
Within 3-4 years	515	487	313	308
Within 4-5 years	156	489	10	309
After 5 years	1,547	1,427	4	22
	4,241	4,732	1,620	2,324
The other expenditure commitments above include contracts for purchase of capacity, printing, engineering and operational support services, software maintenance, license fees, naming rights and building maintenance. The above commitments also include commitments relating to our investment in FOXTEL (refer note 24) and commitments relating to information technology services (other than those disclosed as capital commitments) as follows:				
FOXTEL commitments (i):				
Within 1 year	193	139	-	-
Within 1-2 years	194	139	-	-
Within 2-3 years	174	139	-	-
Within 3-4 years	163	139	-	-
Within 4-5 years	133	139	-	-
After 5 years	1,352	1,174	-	-
	2,209	1,869	-	-
Commitments relating to information technology services (ii)				
Within 1 year	399	496	338	375
Within 1-2 years	306	350	277	316
Within 2-3 years	297	334	270	305
Within 3-4 years	308	328	279	299
Within 4-5 years	-	334	-	305
After 5 years	-	18	-	18
	1,310	1,860	1,164	1,618

Notes to the Financial Statements (continued)

20. Expenditure commitments (continued)

(i) Our joint venture entity, FOXTEL has commitments amounting to approximately $4,418 million (US$2,960 million) (2002: $3,738 million, US$2,060 million), the majority of our 50% share of these commitments relate to minimum subscriber guarantees (MSG) for pay television programming agreements. These agreements are for periods of between 1 and 17 years (2002: 1 and 18 years) and are based on current prices and costs under agreements entered into between the FOXTEL Partnership and various other parties. These minimum subscriber payments fluctuate in accordance with price escalation/reduction formulas contained in the agreements.

On 1 December 2002, FOXTEL entered an unconditional content supply agreement with Optus that allowed Optus to provide a number of FOXTEL pay TV channels over the Optus cable network. Under this agreement, FOXTEL assumes some of Optus' financial obligations under its movie and other content arrangement.

Refer also to note 21 'FOXTEL minimum subscriber guarantees', for further information.

(ii) Commitments for information technology (IT) services predominantly result from a contract with IBMGSA. Under the IBMGSA contract, IBMGSA will provide IT services to the Telstra Entity and selected Australian controlled entities for a period of 10 years from 24 July 1997. The Telstra Entity is committed to a total amount of $1,596 million (2002: $2,026 million) over the period, of which $507 million (2002: $458 million) relates to a capital commitment (refer note 20(a)).

Commitments with Reach Ltd (Reach)

Under an International Services Agreement Australia (AISA) signed with our joint venture entity Reach in fiscal 2002, we are committed to the purchase of switched voice, international transmission and global internet access services to meet certain percentages of our annual capacity requirement ("committed services"). The committed services may also include the services for the carriage of calls or data between places outside of Australia.

In fiscal 2003, the AISA was updated to expand our initial five year commitment until 31 December 2010 in accordance with the terms of the new capacity prepayment agreement (refer note 9 for further information). Under the revised AISA, we are committed to the purchase of switched voice, international transmission and global internet access services to meet 90% of our annual capacity requirement.

Notes to the Financial Statements (continued)

21. Contingent liabilities and contingent assets

We have no significant contingent assets as at 30 June 2003. The details and maximum amounts (where reasonable estimates can be made) are set out below for contingent liabilities.

Telstra Entity

Common law claims

Certain common law claims by employees and third parties are yet to be resolved. The maximum amount of these contingent liabilities cannot be reasonably estimated. As at 30 June 2003, management believes that the resolution of these contingencies will not have a significant effect on the Telstra Entity's financial position, results of operations or cash flows.

Indemnities, performance guarantees and financial support

We have provided the following indemnities, performance guarantees and financial support through the Telstra Entity as follows:

- Indemnities to financial institutions to support bank guarantees to the value of $276 million (2002: $311 million) in respect of the performance of contracts.

- Indemnities to financial institutions in respect of the obligations of our controlled entities. The maximum amount of our contingent liabilities for this purpose was $249 million (2002: $219 million).

- Financial support for certain controlled entities to the amount necessary to enable those entities to meet their obligations as and when they fall due. The financial support is subject to conditions including individual monetary limits totalling $7 million (2002: $nil) and a requirement that the entity remains our controlled entity.

- Guarantee of the performance of joint venture entities under contractual agreements to a maximum amount of $247 million (2002: $422 million).

- Guarantee of the performance of a third party for lease payments to be made by the third party, on our behalf, over the remaining terms of the finance leases (average 13 years). The lease payments over the remaining period of the lease amount to $1,042 million (US$698 million) (2002: $1,256 million (US$709 million)).

- During fiscal 1998, we resolved to provide our associated entity, IBM Global Services Australia Limited (IBMGSA), with our pro rata 26% share of shareholder guarantees on a several basis up to $210 million. These guarantees may be made with IBMGSA bankers, or directly to IBMGSA customers. Our shareholding in IBMGSA, and our pro rata share of any future payments made under the shareholder guarantees, reduced to 22.6% during fiscal 2000. We issued a shareholder guarantee of $68 million on behalf of IBMGSA during fiscal 2000. As at 30 June 2003, $142 million (2002: $142 million) of the $210 million guarantee facility remains unused.

- Indemnities to Telstra Growthshare Pty Ltd for all liabilities, costs and expenses incurred by the trustee in the execution of the powers vested in it.

Controlled entities

Indemnities provided by our controlled entities

At 30 June 2003, our controlled entities had outstanding indemnities in respect of obligations to financial institutions and corporations. The maximum amount of our controlled entities' contingent liabilities in respect of these indemnities was $1 million (2002: $58 million).

During fiscal 2002, our controlled entity Hong Kong CSL Limited (HK CSL) guaranteed a performance bond of $57 million (HK$250 million) issued by a bank to the Office of Telecommunications Authority of Hong Kong (OFTA) in respect of the 3G licence awarded to HK CSL. The performance bond was equal to the minimum annual fees payable to the OFTA for five years.

On 22 October 2002, a revised performance bond of $38million (HK$200 million) was issued to the OFTA with a duration of four years. A one year waiver has been granted to HK CSL. In addition, this bond was issued with indemnity from the Telstra Entity. At 30 June 2003, this amount has been included within indemnities to financial institutions in respect of the obligations of our controlled entities. Total expenditure commitments pursuant to the 3G licence are included within other commitments in note 20.

Other

The PT Mitra Global Telekomunikasi Indonesia (MGTI) joint venture agreement (JVA) was renegotiated during the financial year ending 30 June 2000. The revised JVA reduced the amount of base equity to be contributed by shareholders from US$340 million to US$208 million (which has now been contributed).

However, Telstra Global Limited (TGL), under the JVA, may be severally liable for calls against standby equity that would be made by MGTI if certain conditions are met. Should this equity be called, TGL will be liable to contribute additional equity of $25 million (US$17 million) (2002: $30 million (US$17 million)). If the other shareholders in MGTI default on contributing their share of a standby equity call, TGL may be liable to contribute an additional $102 million (US$68 million) (2002: $120 million (US$68 million)) as standby equity.

Notes to the Financial Statements (continued)

21. Contingent liabilities and contingent assets (continued)

Controlled entities (continued)

Other (continued)

TGL has granted a limited recourse pledge over its shares in MGTI in support of MGTI's obligations under a $716 million (US$480 million) (2002: $850 million (US$480 million)) Loan Agreement dated 23 September 1996 between MGTI and various lenders. As a result of agreements with lenders reached in September 1999 the facility is now limited to the debt drawn and outstanding. The outstanding debt under this facility is currently $106 million (US$71 million) (2002: $175 million (US$99 million)). Repayments are being made on schedule. The lenders have no recourse under the pledge to the assets of Telstra Global Limited other than to its shares in MGTI (except in the case of a breach of representation, warranty or covenant by TGL).

In February 2001, changes in Indonesian banking regulations required MGTI to cash in currency hedges associated with the loan facility. These hedges yielded a gain of $75 million (US$38 million), which was applied against the principal of the loan.

Other

FOXTEL minimum subscriber guarantees

The Telstra Entity and its partners, News Corporation and Publishing and Broadcasting Limited, and Telstra Media and its partner, Sky Cable, have entered into agreements relating to pay television programming with various parties. These involve commitments for minimum subscriber fees. Due to joint and several liability under the agreements, if News Corporation, Publishing and Broadcasting Limited or Sky Cable fail to meet any of their obligations, the Telstra Entity and Telstra Media would be contingently liable to the extent of those failures. Refer note 20 for details of minimum subscriber guarantee commitments.

ASIC deed of cross guarantee

A list of the companies that are part of our deed of cross guarantee appear in note 23. Each of these companies (except Telstra Finance Limited) guarantees the payment in full of the debts of the other named companies in the event of their winding up. Refer to note 23 for further information.

Notes to the Financial Statements (continued)

22. Superannuation commitments

The employee superannuation schemes that we participate in or sponsor exist to provide benefits for our employees and their dependants after finishing employment with us. It is our policy to contribute to the schemes at rates specified in the governing rules for accumulation schemes or at rates determined by the actuaries for defined benefit schemes.

Commonwealth Superannuation Scheme (CSS) and the Telstra Superannuation Scheme (Telstra Super)

Before 1 July 1990, eligible employees of the Telstra Entity were members of the Commonwealth Superannuation Scheme (CSS). The CSS is a defined benefit scheme for Commonwealth Public Sector employees. Under the CSS, we are responsible for funding all employer financed benefits that arise from 1 July 1975 for employees who are CSS members. Employer contributions by us, and other employers that participate in the CSS, are paid to the Commonwealth Consolidated Revenue Fund. Employee contributions to the CSS are separately managed.

On 1 July 1990, the Telstra Superannuation Scheme (Telstra Super) was established. Telstra Super has both defined benefit and accumulation divisions. A majority of our CSS members transferred to Telstra Super when it was first established. As CSS members transferred, the liability for benefits for their past service was transferred to Telstra Super and a transfer of assets was payable from the CSS to Telstra Super (deferred transfer values).

The benefits received by members of each defined benefit scheme take into account factors such as the employee's length of service, final average salary, employer and employee contributions.

As at 30 June 2000, S J Schubert FIAA completed an actuarial investigation of Telstra's obligations under the CSS and K O'Sullivan FIAA completed an actuarial investigation of the two defined benefit divisions of Telstra Super.

The actuarial investigation of Telstra Super reported that a surplus continued to exist. As per the recommendations within the actuarial investigation, we were not required to make employer contributions to Telstra Super until the next actuarial investigation that is due to be completed by 30 June 2004 based on the scheme's financial position as at 30 June 2003. This contribution holiday includes the contributions otherwise payable to the accumulation divisions of Telstra Super. The continuance of the holiday, is however, dependant on the performance of the fund. In fiscal 2003, there has been a reduction in the value of the assets of the fund and therefore we are closely monitoring the situation in light of the current financial market performance.

The actuarial investigation of our obligations under the CSS also recommended that we continue to make no employer contributions to the CSS. We will review our contribution rate for the CSS at the next actuarial investigation that is due to be completed by 30 June 2004 based on the scheme's financial position as at 30 June 2003.

In June 1999, the Minister for Finance and Administration signed a document which allowed the CSS surplus (otherwise known as the residual notional fund surplus or RNFS) based on the scheme's financial position at 30 June 1997 to be transferred to Telstra Super over a 40 year period. This amounted to $1,428 million. Any RNFS amounts transferred to Telstra Super are taxed at the rate of 15%. The CSS actuarial investigation as at 30 June 2000 was conducted during fiscal 2001. The Department of Finance and Administration is currently considering the results of the actuarial investigation. That consideration has not been completed pending the outcome of our discussions with the Commonwealth on superannuation matters. Based on the results of the CSS actuarial investigation, our actuary has recommended that the schedule to transfer the RNFS be reviewed to take into account the revised surplus position.

Prior to 31 August 2000, we had an ongoing arrangement to pay an additional $121 million each year to Telstra Super over 16 years ending 30 June 2011. This contribution commitment was independent of the contribution holiday advised by the actuary.

On 31 August 2000, the trustee of Telstra Super and the Commonwealth (who guaranteed our payments) released us from our obligation to make these additional contributions. As part of the terms of the release, we have agreed to provide such future employer payments to Telstra Super as may be required to maintain the vested benefits index (VBI - the ratio of fund assets to members' vested benefits) of the defined benefit divisions of Telstra Super in the range of 100-110%.

The trustee of Telstra Super agreed to the release of the obligation based on actuarial advice that the removal of these additional contributions, coupled with Telstra's contribution commitment, will maintain the solvency level of Telstra Super at a satisfactory level (refer to note 3 for the financial effect of the removal of this obligation). The VBI of the defined benefit divisions was approximately 113% as at 30 June 2003 (129% at 30 June 2002).

Other superannuation schemes

Our controlled entity, Hong Kong CSL Limited (HK CSL), participates in a superannuation scheme known as the HK CSL Retirement Scheme (formerly Pacific Century CyberWorks (PCCW) Retirement Benefit Scheme). The scheme has both defined benefits and defined contributions divisions.

Notes to the Financial Statements (continued)

22. Superannuation commitments (continued)

Other superannuation schemes (continued)

The HK CSL Retirement Scheme is established under trust and is administered by an independent trustee. The benefits received by members for the defined benefits scheme are based on the employees' remuneration and length of service.

At 30 June 2002, the employee liability of HK CSL formed part of a scheme in the name of PCCW-HKT Limited, which was HK CSL's previous immediate parent. On 1 December 2002, HK CSL established the new HK CSL Retirement Scheme.

The assets attributable to HK CSL of the previous scheme were transferred to the new HK CSL Retirement Scheme along with an additional lump sum contribution from HK CSL. This equated to the aggregate past service liability of the previous scheme and ensured that the HK CSL Retirement Scheme was fully funded. The transfers as at 1 December 2002 were based on an actuarial investigation conducted by Watson Wyatt Hong Kong Limited.

Financial position

The financial position of the defined benefit divisions of Telstra Super, our Notional Fund in the CSS and the HK CSL Retirement Scheme is shown as follows:

	Net scheme assets		Accrued benefits		Net surplus (a)		Vested benefits	
	As at 30 June		As at 30 June		As at 30 June		As at 30 June	
	2003	2002	2003	2002	2003	2002	2003	2002
	$m	$m	$m	$m	$m	$m	$m	$m
Telstra Super (i)	4,222	4,804	2,847	3,078	1,375	1,726	3,729	3,734
CSS (ii)	7,479	7,479	3,865	3,865	3,614	3,614	4,091	4,091
HK CSL Retirement Scheme (iii)	67	73	67	73	-	-	66	73
	11,768	12,356	6,779	7,016	4,989	5,340	7,886	7,898
Less 85% residual notional fund surplus (i)	(1,050)	(1,195)	-	-	(1,050)	(1,195)	-	-
Total	10,718	11,161	6,779	7,016	3,939	4,145	7,886	7,898

(a) Net surplus is the excess of net scheme assets over accrued benefits.

(i) Amounts for the defined benefit divisions of Telstra Super have been taken from the audited financial report of the scheme as at 30 June 2003 and 30 June 2002. The scheme assets are stated at net market values.

Telstra Super net scheme assets include the carrying value of the CSS RNFS as at 30 June 2003 of $1,235 million (2002: $1,406 million). The CSS RNFS balance represents the revised surplus position recognised as receivable by Telstra Super. As any amounts transferred from the CSS to Telstra Super are taxed at the rate of 15%, the adjustment in the table represents 85% of the RNFS which should be reduced from net scheme assets and net surplus to eliminate the recognition of the CSS surplus by Telstra Super.

(ii) The CSS amounts show our share of the benefit liability in respect to past service of our employees and former employees who are members of the CSS. The CSS amounts for both 30 June 2003 and 30 June 2002 are based on notional amounts shown in the actuarial valuation dated 30 June 2000, subject to the following:

- deferred transfer values of $2,142 million have been excluded from the CSS net scheme assets, accrued benefits and vested benefits as Telstra Super is responsible for CSS members transferred to Telstra Super. Amounts for deferred transfer values have been recognised by Telstra Super;
- the net surplus of $3,614 million excludes $694 million related to the present value of future service liabilities. By including the $694 million, the surplus of notional assets over total liabilities for the CSS is $2,920 million; and
- based on the most recent actuarial investigation as at 30 June 2000, it has been recommended by the actuary that the surplus of $2,920 million, less superannuation contribution tax at the rate of 15%, be transferred to Telstra Super as previously described in this note. The Department of Finance and Administration is still considering the results of the actuarial investigation and the balance may be subject to change. Based on more recent estimates provided by our actuary this balance has declined, although it is still expected to be above its carrying value of $1,235 million recognised as receivable by Telstra Super.

Notes to the Financial Statements (continued)

22. Superannuation commitments (continued)

Financial position (continued)

(iii) We acquired full ownership of HK CSL on 28 June 2002. At 30 June 2002, the scheme was still in the name of PCCW-HKT Limited, which is HK CSL's previous immediate parent. Amounts for 30 June 2002 are based on our share of the notional amounts shown in the actuarial valuation dated 30 June 2002. On 1 December 2002, the assets attributable to HK CSL were transferred from the PCCW Retirement Benefit Scheme to the HK CSL Retirement Scheme. Amounts for 30 June 2003 for the HK CSL Retirement Scheme have been taken from the actuarial valuation dated 30 June 2003. The scheme assets are stated at net market values.

Investment types and estimated returns on those asset groups held by our significant superannuation schemes

	Telstra Super/CSS (i)(ii)	
	Estimated returns	
	As at 30 June	
	2003	2002
	%	%
Australian shares	9.3	7.8
International shares	8.7	7.5
Listed property	6.2	6.3
Direct property	7.5	6.2
Australian fixed interest	4.8	5.1
International fixed interest	4.6	5.5
Cash	4.3	4.2

(i) Our estimates are based on expected 10 year after tax returns with an allocation of 85% growth assets and 15% defensive assets.

(ii) Every three years our actuaries calculate the financial position of our notional fund in the CSS as part of their actuarial investigation. The assets of this scheme are accumulated at the same rate of return as that earned by Telstra Super. As a result, the expected after tax returns of the CSS will be identical to those returns expected to be generated by Telstra Super.

The estimated period over which the benefits of our members will be returned is 13 years for Telstra Super and 12 years for the CSS.

Employer contributions

Employer contributions made to:

- the defined benefits divisions of Telstra Super were $nil for the past three fiscal years;
- the CSS were $nil for the past three fiscal years;
- the defined benefit divisions of the HK CSL scheme for fiscal 2003 were $8 million (2002: $7 million; 2001: $3 million); and
- the accumulation divisions of Telstra Super for fiscal 2003 were $4 million (2002: $6 million; 2001: $7 million), including voluntary salary sacrifice contributions made at the discretion of the employee of $1 million (2002: $1 million; 2001: $1 million).

Telstra Super additional contributions were $nil for the last three years. As described in this note, the Trustee of Telstra Super and the Commonwealth released us from our obligation to make these additional contributions.

Notes to the Financial Statements (continued)

23. Investments in controlled entities

Below is a list of our investments in controlled entities.

Name of entity	Country of incorporation	Telstra Entity's recorded amount of investment (a)		% of equity held by immediate parent	
		As at 30 June		As at 30 June	
		2003	2002	2003	2002
		$m	$m	%	%
Parent entity					
Telstra Corporation Limited (1)	Australia				
Controlled entities					
Telecommunications Equipment Finance Pty Ltd (5) *	Australia	-	-	-	-
Telstra Finance Limited (1) (4)	Australia	-	-	100.0	100.0
Telstra Corporate Services Pty Ltd (1)	Australia	6	6	100.0	100.0
Transport Communications Australia Pty Ltd *	Australia	4	4	100.0	100.0
Telstra ESOP Trustee Pty Ltd (4) *	Australia	-	-	100.0	100.0
Telstra Growthshare Pty Ltd (4) *	Australia	-	-	100.0	100.0
On Australia Pty Ltd (1) (3)	Australia	11	11	100.0	100.0
Telstra Media Pty Ltd (1)	Australia	381	347	100.0	100.0
Telstra Multimedia Pty Ltd (1)	Australia	2,678	1,720	100.0	100.0
Telstra International Limited (1)	Australia	84	84	100.0	100.0
Telstra OnAir Holdings Pty Ltd *	Australia	302	302	100.0	100.0
• Telstra OnAir Infrastructure Holdings Pty Ltd *	Australia	-	-	100.0	100.0
• Telstra 3G Spectrum Holdings Pty Ltd *	Australia	-	-	100.0	100.0
Telstra New Wave Pty Ltd (1)	Australia	1	1	100.0	100.0
• Hypertokens Pty Ltd *	Australia	-	-	100.0	100.0
• Customer Contact Technologies Pty Ltd (10) *	Australia	-	-	100.0	-
• Data & Text Mining Technologies Pty Ltd (10) *	Australia	-	-	100.0	-
• Lyrebird Technologies Pty Ltd (10) *	Australia	-	-	100.0	-
Telstra Holdings Pty Ltd (1) (12)	Australia	7,293	5,810	100.0	100.0
• Beijing Australia Telecommunications Technical Consulting Services Company Limited (7) (8)	China	-	-	100.0	100.0
• Telstra Holdings (Bermuda) No. 2 Limited (8)	Bermuda	-	-	100.0	100.0
• Telstra CSL Limited (formerly Joint Venture (Bermuda) No. 2 Limited) (2) (8)	Bermuda	-	-	100.0	100.0
• Bestclass Holdings Ltd (8)	British Virgin Islands	-	-	100.0	100.0
• Hong Kong CSL Limited (8)	Hong Kong	-	-	100.0	100.0
• Integrated Business Systems Limited (8)	Hong Kong	-	-	100.0	100.0
• One2Free Personalcom Limited (8)	Hong Kong	-	-	100.0	100.0
• CSL Limited (8)	Hong Kong	-	-	100.0	100.0
• RWC, HK Limited (3) (8)	Hong Kong	-	-	-	100.0
• Telstra Holdings (Bermuda) No 1 Limited (8)	Bermuda	-	-	100.0	100.0
• Telstra International HK Limited (8)	Hong Kong	-	-	100.0	100.0
• Telstra IDC Holdings Limited (8)	Bermuda	-	-	100.0	100.0
• Telstra Japan Retail K.K. (8)	Japan	-	-	100.0	100.0
• Telstra Singapore Pte Ltd (8) (10)	Singapore	-	-	100.0	-
• Telstra Wholesale Inc. (3) (8)	United States	-	-	-	100.0
• Mobitel (Pvt) Limited (8) (12)	Sri Lanka	-	-	-	60.0
• Telstra New Zealand Limited (3) (8)	New Zealand	-	-	-	100.0
• Telstra Global Limited (8)	United Kingdom	-	-	100.0	100.0
• Telstra Europe Limited (8)	United Kingdom	-	-	100.0	100.0
• PT Telstra Nusantara (8)	Indonesia	-	-	100.0	100.0

(continued over page)

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

Name of entity	Country of incorporation	Telstra Entity's recorded amount of investment (a)		% of equity held by immediate parent	
		As at 30 June		As at 30 June	
		2003	2002	2003	2002
		$m	$m	%	%
Controlled entities (continued)					
• Telstra Inc. (8)	United States	-	-	100.0	100.0
• Telstra India Private Limited (8)	India	-	-	100.0	100.0
• NDC New Zealand Limited (8) (12)	New Zealand	-	-	100.0	100.0
• TelstraClear Limited (8) (11) (12)	New Zealand	-	-	100.0	58.4
• Saturn Communications Limited (3) (8)	New Zealand	-	-	-	100.0
• Paradise.Net Limited (3) (8)	New Zealand	-	-	-	100.0
• Kiwi Cable Company Limited (3) (8)	New Zealand	-	-	-	100.0
• Netlink Limited (3) (8)	New Zealand	-	-	-	100.0
• TelstraSaturn Holdings Limited (8)	New Zealand	-	-	100.0	100.0
• CLEAR Communications Limited (8)	New Zealand	-	-	100.0	100.0
• CLEAR Communications (Australia) Pty Ltd (3) (8)	Australia	-	-	-	100.0
• ZFREE Limited (3) (8)	New Zealand	-	-	-	100.0
• ZTALK Limited (3) (8)	New Zealand	-	-	-	100.0
Telstra Communications Limited (1)	Australia	29	29	100.0	100.0
• Telecom Australia (Saudi) Company Limited (3) (6) (7) (8)	Saudi Arabia	-	-	50.0	50.0
Telstra Rewards Pty Ltd *	Australia	14	14	100.0	100.0
• Telstra Visa Card Trust (3)	Australia	-	-	100.0	100.0
• Qantas Telstra Card Trust (3)	Australia	-	-	100.0	100.0
• Telstra Visa Business Card Trust (3)	Australia	-	-	100.0	100.0
Telstra Media Holdings Pty Ltd (1)	Australia	29	29	100.0	100.0
• Telstra Enterprise Services Pty Ltd (1) (12)	Australia	-	-	100.0	100.0
• Telstra Limited (8) (12)	New Zealand	-	-	100.0	100.0
• Telstra Pay TV Pty Ltd (1)	Australia	-	-	100.0	100.0
Telstra CB Holdings Limited (1)	Australia	898	898	100.0	100.0
• Telstra CB.net Limited (1)	Australia	-	-	100.0	100.0
• Telstra CB.Com Limited (1)	Australia	-	-	100.0	100.0
• Telstra CB.fs Limited (1)	Australia	-	-	100.0	100.0
• InsNet Pty Ltd (1)	Australia	-	-	100.0	100.0
• Australasian Insurance Systems Pty Ltd (1)	Australia	-	-	100.0	100.0
• TRC Computer Systems Pty Ltd (1)	Australia	-	-	100.0	100.0
• DBA Limited (1)	Australia	-	-	100.0	100.0
• Brokerlink Pty Ltd (1)	Australia	-	-	81.3	81.3
• DBA Computer Systems Pty Ltd (1)	Australia	-	-	100.0	100.0
• Brokerlink Pty Ltd (1)	Australia	-	-	18.7	18.7
• Unilink Group Pty Ltd (1)	Australia	-	-	100.0	100.0

(continued over page)

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

Name of entity	Country of incorporation	Telstra Entity's recorded amount of investment (a)		% of equity held by immediate parent	
		As at 30 June		As at 30 June	
		2003	2002	2003	2002
		$m	$m	%	%
Controlled entities (continued)					
Sensis Pty Ltd (formerly Pacific Access Pty Ltd) (1) (2)	Australia	121	121	100.0	100.0
• CitySearch Australia Pty Ltd *	Australia	-	-	100.0	100.0
• CitySearch Canberra Pty Ltd *	Australia	-	-	100.0	100.0
• Telstra Retail Pty Ltd *	Australia	-	-	100.0	100.0
• Sensis Holdings Pty Ltd (formerly Telstra Retail Services Pty Ltd) (2) *	Australia	-	-	100.0	100.0
• Pacific Access Enterprises Pty Ltd *	Australia	-	-	100.0	100.0
• WorldCorp Holdings (S) Pte Ltd (3) (8)	Singapore	-	-	100.0	100.0
• WorldCorp Publishing Pte Ltd (3) (8)	Singapore	-	-	100.0	100.0
Network Design and Construction Limited (1)	Australia	177	177	100.0	100.0
• NDC Global Holdings Pty Ltd (1) (12)	Australia	-	-	100.0	100.0
• NDC Telecommunications India Private Limited (8)	India	-	-	100.0	100.0
• PT NDC Indonesia (8)	Indonesia	-	-	95.0	95.0
• NDC Global Philippines, Inc (8)	Philippines	-	-	100.0	100.0
• NDC Global Services (Thailand) Limited (8)	Thailand	-	-	49.0	49.0
• NDC Global Holdings (Thailand) Limited (8)	Thailand	-	-	90.4	90.4
• NDC Global Services (Thailand) Limited (8)	Thailand	-	-	51.0	51.0
• NDC Global Services Malaysia Sdn. Bhd (8)	Malaysia	-	-	100.0	100.0
• NDC Global Services Pty Ltd (1)	Australia	-	-	100.0	100.0

(a) The amounts recorded are before any provision for reduction in value.

* These entities are Australian small proprietary limited companies, which are not required to prepare and lodge individual audited financial reports with the ASIC.

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

ASIC deed of cross guarantee

(1) The following companies have entered into a deed of cross guarantee dated 4 June 1996 (or have been subsequently added to this deed by an assumption deed):

- Telstra Corporation Limited;
- Telstra Holdings Pty Ltd;
- Telstra International Limited;
- Telstra Communications Limited;
- Telstra New Wave Pty Ltd;
- Telstra Multimedia Pty Ltd;
- On Australia Pty Ltd;
- Telstra Media Holdings Pty Ltd;
- Network Design and Construction Limited;
- Sensis Pty Ltd (formerly Pacific Access Pty Ltd);
- Telstra CB Holdings Limited;
- Telstra CB.net Limited;
- Telstra CB.Com Limited;
- Telstra CB.fs Limited;
- InsNet Pty Ltd;
- Australasian Insurance Systems Pty Ltd;
- TRC Computer Systems Pty Ltd;
- DBA Limited;
- Brokerlink Pty Ltd;
- DBA Computer Systems Pty Ltd;
- Unilink Group Pty Ltd;
- Telstra Media Pty Ltd;
- Telstra Enterprise Services Pty Ltd;
- Telstra Pay TV Pty Ltd;
- NDC Global Holdings Pty Ltd;
- NDC Global Services Pty Ltd *; and
- Telstra Corporate Services Pty Ltd *.

Telstra Finance Limited is trustee to the deed of cross guarantee.

* These entities were added to the deed of cross guarantee during fiscal 2003 by an assumption deed dated 31 October 2002.

The deed of cross guarantee was formed under ASIC Class Order 98/1418, including those subsequent amendments made. This class order was dated 13 August 1998 and has been subsequently amended by class orders 98/2017, 00/321, 01/1087, 02/248 and 02/1017. Under this class order and the deed of cross guarantee, the companies listed above, except for Telstra Finance Limited:

- form a closed group and extended closed group as defined in the class order;
- do not have to prepare and lodge audited financial reports under the Corporations Act 2001. This does not apply to Telstra Corporation Limited; and
- guarantee the payment in full of the debts of the other named companies in the event of their winding up.

The consolidated assets and liabilities of the closed group and extended closed group at 30 June 2003 and 2002 is presented according to ASIC class order 98/1418 (as amended) as follows. This excludes Telstra Finance Limited. All significant transactions between members of the closed group have been eliminated.

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

Closed Group Statement of Financial Position	Closed Group As at 30 June 2003 $m	2002 $m
Current assets		
Cash assets	1,187	528
Receivables	3,509	5,254
Inventories	238	196
Other assets	783	1,244
Total current assets	5,717	7,222
Non current assets		
Receivables	1,848	725
Inventories	14	9
Investments - accounted for using the equity method	59	80
Investments - other	2,632	3,838
Property, plant and equipment	21,766	22,166
Future income tax benefit	-	131
Intangibles - goodwill	81	91
Intangibles - other	189	285
Other assets	2,519	2,197
Total non current assets	29,108	29,522
Total assets	34,825	36,744
Current liabilities		
Payables	2,194	2,185
Interest-bearing liabilities	1,650	1,624
Income tax payable	614	596
Provisions	348	1,879
Revenue received in advance	1,180	1,241
Total current liabilities	5,986	7,525
Non current liabilities		
Payables	48	127
Interest-bearing liabilities	11,231	11,845
Provision for deferred income tax	1,753	1,917
Provisions	790	823
Revenue received in advance	433	438
Total non current liabilities	14,255	15,150
Total liabilities	20,241	22,675
Net assets	14,584	14,069
Shareholders' equity		
Contributed equity	6,433	6,433
Reserves	39	13
Retained profits	8,112	7,623
Shareholders' equity available to the closed group	14,584	14,069

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

ASIC deed of cross guarantee (continued)

(1) (continued)

The consolidated net profit of the Closed Group and Extended Closed Group for the fiscal years ended 30 June 2003 and 2002 is presented according to ASIC class order 98/1418 (as amended) as follows. This excludes Telstra Finance Limited. All significant transactions between members of the Closed Group have been eliminated.

Closed Group Statement of Financial Performance and Retained Profits reconciliation	Closed Group	
	Year ended 30 June	
	2003	2002
	$m	$m
Ordinary activities		
Profit before income tax expense	3,949	4,973
Income tax expense	1,502	1,763
Net profit available to the closed group	2,447	3,210
Retained profits at the beginning of the financial year available to the closed group	7,623	7,018
Transfer out of the closed group (1)(a)	-	225
Transfers to retained profits (1)(b)	(22)	-
Effect on retained profits from additions of new entities to the closed group	(6)	-
Total available for distribution	10,042	10,453
Dividends provided for or paid	1,930	2,830
Retained profits at the end of the financial year available to the closed group	8,112	7,623

(1)(a) The consolidated assets and liabilities of the closed group includes closed group members' equity accounted investments and investments in controlled entities that are not members of the closed group. Investments in controlled entities which are not part of the closed group are recorded at cost less provision for diminution and are not consolidated as part of this group.

On 12 December 2001, we acquired a further 8.4% shareholding in TelstraClear Limited (TelstraClear) giving us a 58.4% controlling interest. Prior to this date TelstraClear was a joint venture entity and included as an equity accounted investment in the closed group. The increase in retained profits in fiscal 2002 of $225 million represents a transfer out of accumulated equity accounted retained losses in relation to TelstraClear as at 12 December 2001. From this date, TelstraClear has been a controlled entity and is included in the closed group at cost less provision for diminution.

(1)(b) During fiscal 2003, we sold our remaining shareholding in Solution 6 Holdings Limited (Solution 6). As a result, the foreign currency translation and general reserves arising from equity accounting our investment in Solution 6 were transferred out of reserves and into retained profits. The total amount of equity accounted reserves transferred in fiscal 2003 was a negative $22 million, resulting in a reduction in retained profits and a corresponding increase in reserves.

Change of company names

(2) The following entities changed names during fiscal 2003:

- Pacific Access Pty Ltd changed its name to Sensis Pty Ltd on 19 August 2002;
- Telstra Retail Services Pty Ltd changed its name to Sensis Holdings Pty Ltd on 20 March 2003; and
- Joint Venture (Bermuda) No. 2 Limited changed its name to Telstra CSL Limited on 12 March 2003.

Liquidations

(3) As at 30 June 2003, the following companies were in voluntary liquidation:

- On Australia Pty Ltd;
- Telecom Australia (Saudi) Company Ltd;
- WorldCorp Holdings (S) Pte Ltd; and
- WorldCorp Publishing Pte Ltd.

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

Liquidations (continued)

(3) (continued)

The following companies were liquidated during fiscal 2003:

- Saturn Communications Limited on 7 August 2002;
- Paradise.Net Limited on 7 August 2002;
- Netlink Limited on 7 August 2002;
- ZFREE Limited on 7 August 2002;
- ZTALK Limited on 7 August 2002;
- CLEAR Communications (Australia) Pty Ltd on 30 September 2002;
- Kiwi Cable Company Limited on 11 November 2002;
- Telstra New Zealand Limited on 11 November 2002;
- RWC, HK Limited on 4 April 2003; and
- Telstra Wholesale Inc. on 30 June 2003.

During fiscal 2002, we entered into arrangements to transfer responsibility for the operation and funding of the Telstra Visa Card, Qantas Telstra Visa Card and the Telstra Visa Business Card loyalty programs and related trusts from Telstra. Telstra's involvement with these trusts will be dissolved during fiscal 2004.

Rounded investments

(4) The cost of the Telstra Entity's investments in controlled entities, which is not shown when rounded to the nearest million dollars is as follows:

	As at 30 June	
	2003	2002
	$	$
Telstra Finance Limited.	5	5
Telstra ESOP Trustee Pty Ltd.	2	2
Telstra Growthshare Pty Ltd.	1	1

Controlled entities in which we have no equity ownership

(5) We do not have an equity investment in Telecommunications Equipment Finance Pty Ltd. We have effective control over this entity through economic dependency and have consolidated it into our group financial report. This company does not have significant assets or liabilities.

Controlled entities in which our equity ownership is less than or equal to 50%

(6) We own 50% of the issued capital of Telecom Australia (Saudi) Company Limited. We can exercise control over the board of directors of this entity in perpetuity, and therefore we have consolidated the financial results, position and cash flows of this entity into our group financial report.

Controlled entities with different balance dates

(7) The following companies have different balance dates to our balance date of 30 June for fiscal 2003:

- Telecom Australia (Saudi) Company Limited - 31 December; and
- Beijing Australia Telecommunications Technical Consulting Services Company Limited - 31 December.

Financial reports prepared as at 30 June are used for consolidation purposes.

Controlled entities not individually audited by the Australian National Audit Office

(8) Companies not audited by the Australian National Audit Office, our Australian statutory auditor.

Dividends received by the Telstra Entity

(9) There were no significant dividends received by the Telstra Entity during fiscal 2003 or fiscal 2002 from our controlled entities.

New incorporations and investments

(10) We have invested in or incorporated the following entities during fiscal 2003:

- Customer Contact Technologies Pty Ltd on 30 July 2002;
- Data & Text Mining Technologies Pty Ltd on 30 July 2002;
- Lyrebird Technologies Pty Ltd on 30 July 2002; and
- Telstra Singapore Pte Ltd on 12 November 2002.

The amounts initially invested were not significant.

(11) On 9 April 2003, we acquired the remaining 41.6% of TelstraClear for $25 million, taking our ownership interest to 100%. As a result of this acquisition, the shareholder's agreement between us and the minority shareholder was terminated, and all rights and options attaching to our respective shareholdings under this agreement ceased to exist.

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

Sales and disposals

(12) On 31 October 2002, we sold our 60% shareholding in the Sri Lankan mobile carrier, Mobitel (Pvt) Limited for $17 million (US$9 million).

The following entities were sold between entities within the Telstra Group:

- On 30 September 2002, Telstra Holdings Pty Ltd sold its investment in Telstra Limited to Telstra Enterprise Services Pty Ltd; and
- On 23 June 2003, NDC Global Holdings Pty Ltd sold its investment in NDC New Zealand Limited to Telstra Holdings Pty Ltd. As part of this restructure, TelstraClear performed a share buy-back of Telstra Holdings Pty Ltd's entire shareholding in TelstraClear and issued new shares to NDC New Zealand Limited. TelstraClear is now a 100% owned controlled entity of NDC New Zealand Limited.

Other structural changes

(13) On 28 June 2002, we signed a deed poll whereby we gave up our rights to appoint a majority of the directors to the board of Keycorp Limited (Keycorp). Accordingly, we no longer had the capacity to control this entity and reclassified our investment from a controlled entity to an associated entity on the basis that we have the capacity to significantly influence Keycorp's operating and financial policies (refer note 24 for further information). As a result, Keycorp Limited and its subsidiaries are not included in our controlled entity listing as at 30 June 2003 or 30 June 2002.

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities

Our investments in joint venture entities are listed below:

Name of joint venture entity	Principal activities	Ownership interest		Telstra Group's carrying amount of investment (*)		Telstra Entity's carrying amount of investment (*)	
		As at 30 June		As at 30 June		As at 30 June	
		2003	2002	2003	2002	2003	2002
		%	%	$m	$m	$m	$m
(i) Joint venture entities							
FOXTEL Partnerships (#)	Pay television	50.0	50.0	44	42	-	-
Customer Services Pty Ltd (c)	Customer service	50.0	50.0	-	-	-	-
FOXTEL Management Pty Ltd (1)	Management services	50.0	50.0	-	-	-	-
FOXTEL Cable Television Pty Ltd (c) (3)	Pay television	80.0	80.0	-	-	-	-
Reach Ltd (incorporated in Bermuda) (a) (c) (11)	International connectivity services to wholesale customers	50.0	50.0	-	945	-	-
DataOne Corporation Pte Ltd (incorporated in Singapore) (a) (9)	Internet hosting company	-	20.0	-	-	-	-
Stellar Call Centres Pty Ltd (2)...	Call centre services and solutions	50.0	50.0	11	9	3	3
Xantic B.V. (incorporated in The Netherlands) (a)	Global satellite communications	35.0	35.0	74	114	-	-
Investment 2000 Pty Ltd (1) (8) ..	Olympic business investment opportunities	-	25.0	-	-	-	-
IDC Limited (incorporated in Bermuda) (a) (8)	Dormant	-	50.0	-	-	-	-
TNAS Limited (incorporated in New Zealand) (b) (c) (7).......	Toll free number portability in New Zealand	33.3	50.0	-	-	-	-
			note 11	129	1,110	3	3

(#) This includes both the FOXTEL Partnership and the FOXTEL Television Partnership.

(a) Balance date is 31 December.

(b) Balance date is 31 March.

Unless noted above, all investments have a balance date of 30 June and are incorporated in Australia. Where there is a different balance date, financial reports prepared as at 30 June are used for equity accounting purposes.

(c) Equity accounting of these investments has been suspended and the investment is recorded at zero due to losses made by the entities and/or reductions in the equity accounted carrying amount.

(*) The Telstra Group carrying amounts are calculated using the equity method of accounting. The Telstra Entity's carrying amounts are at cost less any provision for reduction in value. Refer note 1.10(b) for details of our equity accounting policy. All amounts recorded are net of provision for reduction in value.

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Our investments in associated entities are listed below:

Name of associated entity	Principal activities	Ownership interest		Telstra Group's carrying amount of investment (*)		Telstra Entity's carrying amount of investment (*)	
		As at 30 June		As at 30 June		As at 30 June	
		2003	2002	2003	2002	2003	2002
		%	%	$m	$m	$m	$m
(ii) Associated entities							
IBM Global Services Australia Limited (a) (2) (#)	Information technology services	22.6	22.6	2	-	-	-
Australian-Japan Cable Holdings Limited (incorporated in Bermuda) (a) (c) (12)	Network cable provider	39.9	39.9	-	34	-	-
Solution 6 Holdings Limited (9)	Business software system provider	-	15.2	-	14	-	-
ECard Pty Ltd (7)	Smart card transaction processing	50.0	41.0	3	12	7	31
PT Mitra Global Telekomunikasi Indonesia (incorporated in Indonesia) (a)	Telecommunications services	20.4	20.4	25	27	-	-
Telstra Super Pty Ltd (c) (1) (4)	Superannuation trustee	100.0	100.0	-	-	-	-
myinternet Limited (c)	Educational portal	21.1	21.1	-	-	-	-
Keycorp Limited (c) (6)	Electronic transactions solutions	47.9	47.9	-	-	-	-
Telstra Foundation Limited (5)	Charitable trustee organisation	100.0	100.0	-	-	-	-
CityLink Limited (incorporated in New Zealand) (b) (c) (1)	Provider of wholesale fibre bandwidth	27.1	27.1	-	-	-	-
			note 11	30	87	7	31

(a) Balance date is 31 December.

(b) Balance date is 31 March.

Unless noted above, all investments have a balance date of 30 June and are incorporated in Australia. Where there is a different balance date, financial reports prepared as at 30 June are used for equity accounting purposes.

(c) Equity accounting of these investments has been suspended and the investment is recorded at zero due to losses made by the entities and/or reductions in the equity accounted carrying amount.

(*) The Telstra Group carrying amounts are calculated using the equity method of accounting. The Telstra Entity's carrying amounts are at cost less any provision for reduction in value. Refer note 1.10(b) for details of our equity accounting policy. All amounts recorded are net of provision for reduction in value.

(#) Equity accounting recommenced for this investment in fiscal 2003.

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Share of joint venture entities' and associated entities' net losses/ (profits)

	Year ended 30 June	
	2003	2002
	$m	$m
Our net loss/(profit) from joint venture entities and associated entities has been contributed by the following entities:		
Joint venture entities		
- FOXTEL Partnerships (#)	**47**	47
- Stellar Call Centres Pty Ltd (2)	**(2)**	(4)
- TelstraClear Limited (10)	**-**	75
- Xantic B.V.	**24**	-
- Dynegy Connect LP	**-**	12
- Reach Ltd (11)	**946**	(53)
- DataOne Corporation Pte Ltd (9)	**-**	2
	1,015	79
Associated entities		
- IBM Global Services Australia Limited (2)	**(6)**	(7)
- Australian-Japan Cable Holdings Limited (12)	**6**	12
- Solution 6 Holdings Limited (9)	**2**	(9)
- ECard Pty Ltd (7)	**10**	15
- PT Mitra Global Telekomunikasi Indonesia	**(2)**	(9)
	10	2
	1,025	81

(#) This includes both the FOXTEL Partnership and the FOXTEL Television Partnership.

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Rounded investments

(1) The carrying amounts of our investments in joint venture entities and associated entities which are not shown when rounded to the nearest million dollars are shown below:

	Carrying amount of investment			
	Telstra Group		Telstra Entity	
	As at 30 June		As at 30 June	
	2003	2002	2003	2002
	$	$	$	$
(i) Joint venture entities				
FOXTEL Management Pty Ltd	1	1	-	-
Investment 2000 Pty Ltd (8)	-	*	-	12
(ii) Associated entities				
Telstra Super Pty Ltd (4)	*	*	2	2
CityLink Limited	299,403	296,272	-	-

* Equity accounted amount of investment is suspended and the investment is recorded at zero due to losses made by the entities or as a result of reducing the equity accounted amount to zero.

Dividends received from joint venture and associated entities

(2) We received or were presently entitled to receive dividends and distributions from the following entities during fiscal 2003:

- IBM Global Services Australia Limited $4.9 million (2002: $9.0 million); and
- Stellar Call Centres Pty Ltd $1.2 million (2002: $0.1 million).

Associated and joint venture entities in which we own more than 50% equity

(3) We own 80% of the equity of FOXTEL Cable Television Pty Ltd. This entity is disclosed as a joint venture entity, as the outside equity shareholders have participating rights that prevent us from dominating the decision making of the board of directors. Effective voting power is restricted to 50% and we have joint control.

(4) We own 100% of the equity of Telstra Super Pty Ltd, the trustee for the Telstra Superannuation Scheme (Telstra Super). We do not consolidate Telstra Super Pty Ltd, as we do not control the board of directors. We have equal representation with employee representatives on the board. The entity is therefore classified as an associated entity as we have significant influence over it.

(5) We own 100% of Telstra Foundation Limited (TFL). TFL is limited by guarantee (guaranteed to $100) with Telstra Corporation Limited being the sole member. We did not contribute any equity to TFL on incorporation. TFL is the trustee of the Telstra Community Development Fund and manager of the Telstra's Kids Fund. We do not consolidate TFL as we do not control the board of directors. However, due to our board representation we significantly influence this entity.

Equity accounted investments previously consolidated

(6) On 28 June 2002, we signed a deed poll whereby we gave up our rights to appoint a majority of the directors to the board of Keycorp Limited (Keycorp). Accordingly, we no longer had the capacity to control this entity.

We deconsolidated the Keycorp Group from 28 June 2002 and reclassified the investment from a controlled entity to an associated entity on the basis that we have the capacity to significantly influence the operating and financial policies of the entity.

We have equity accounted our share of Keycorp's post acquisition losses and reserves to the extent that the investment carrying value is reduced to $nil and as at 30 June 2003 and 30 June 2002 equity accounting was suspended. The equity method of accounting will not recommence until our share of profits and reserves exceeds our cumulative share of losses and reserve reductions.

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

New incorporations and changes in investments

(7) On 14 November 2002, a share buy back by Ecard Pty Ltd (Ecard) increased our ownership interest in this entity to 50.0% (from 41.0% at 30 June 2002).

On 26 June 2003, we received $2.5 million as a result of a capital reduction performed by Ecard. This reduced the carrying amount of our investment in this entity by $2.5 million. This transaction did not effect our ownership interest.

As at 30 June 2003, our interest in TNAS Limited is 33.3% (2002: 50.0%). Our shareholding was diluted due to a cancellation of issued capital of this entity during the financial year.

Liquidation and de-registration of companies

(8) On 27 December 2002, the non operating company IDC Limited was dissolved.

Investment 2000 Pty Ltd was liquidated on 28 April 2003.

Sale of investments

(9) On 29 November 2002, we exercised a put option under the Joint Venture Agreement between Telstra Holdings Pty Ltd, DataOne Corporation Pte Limited (DataOne) and other venture parties for the sale of our shares in DataOne for a total consideration of $3 million (SGD$3 million).

On 8 May 2003, we sold 1 million of our shares in Solution 6 Holdings Limited (Solution 6) for $0.5 million, reducing our ownership interest from 13.2% to 12.7%. On 19 June 2003, we sold our remaining 32 million shares for $16.7 million.

Prior to the sale of our shares, our investment in Solution 6 decreased from 15.2% at 30 June 2002 to 13.2% in May 2003 due to six separate dilutions in our shareholding. We were the largest single shareholder and had entitlement to appoint a director to the board of Solution 6. On that basis, we had the capacity to affect substantially the financial and operating policies of the entity and up until the sale of the investment, we continued to equity account this investment.

Investments no longer equity accounted

(10) On 12 December 2001, we acquired a controlling interest in TelstraClear Limited (TelstraClear). Subsequent to this, TelstraClear is a controlled entity and as such nil share of (profits)/losses is recorded for equity accounting purposes.

Investment in Reach Ltd (Reach)

(11) We have written off the carrying amount of the investment in our 50% owned joint venture, Reach. Equity accounting of the investment is suspended and the investment is recorded at zero.

The write off occurred due to the depressed conditions in the global market for international data and internet capacity resulting in high levels of excess capacity, intense price competition and lower than expected revenues. Refer note 3 for further information.

Included in our net loss from Reach are the following components:

	Year ended 30 June 2003 $m
Our share of Reach's profits up to suspension of equity accounting.	(57)
Notional goodwill amortisation up to suspension of equity accounting.	60
Recognition of deferred profit up to suspension of equity accounting	(22)
Write off of the carrying value of our investment (note 3).	965
	946

Investment in Australian-Japan Cable Holdings Limited

(12) We have written off the carrying value of our investment in our 39.9% owned joint venture, Australian-Japan Cable Holdings Limited.

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

The movements in the consolidated equity accounted amount of our joint venture and associated entities are summarised as follows:

		Joint venture entities		Associated entities	
		Telstra Group		Telstra Group	
		Year ended/As at 30 June		Year ended/As at 30 June	
		2003	2002	2003	2002
	Note	$m	$m	$m	$m
Carrying amount of investments at beginning of year		1,110	1,192	87	67
Additional investments made during the year		49	67	-	39
		1,159	1,259	87	106
Share of profits/(losses) before income tax expense		(1)	38	(5)	(1)
Share of income tax expense		(12)	(41)	(5)	(2)
Share of net losses		(13)	(3)	(10)	(3)
Amortisation of unrealised inter-entity profits after income tax		24	47	-	1
Write off of notional goodwill and release of deferred profit of Reach Ltd		(965)	-	-	-
Amortisation of notional goodwill		(61)	(123)	-	-
Share of net losses		(1,015)	(79)	(10)	(2)
Dividends and distributions received		(1)	-	(5)	(9)
Share of reserves		-	53	3	(18)
Share of foreign currency translation reserve and movements due to exchange rate translations		(14)	45	(7)	10
Sale, transfers and reductions of investments during the year		-	(168)	(13)	-
Carrying amount of investments before reduction to recoverable amount		129	1,110	55	87
Reduction in value of investments to recoverable amount		-	-	(25)	-
Carrying amount of investments at end of year	11	129	1,110	30	87
Our share of contingent liabilities of joint venture entities and associated entities - we are not directly liable for these		3	1	28	36
Our share of capital commitments contracted for, by our joint venture entities and associated entities - we are not directly liable for these (a)		115	239	2	44
Our share of other expenditure commitments contracted for (other than the supply of inventories), by our joint venture entities and associated entities - we are not directly liable for these (a)		147	287	55	70

(a) Our share of commitments of our joint venture entity FOXTEL for which we are directly liable are included within note 20.

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Other disclosures for joint venture entities

Summarised presentation of our share of all of our joint venture entities' assets, liabilities, revenue and expense items (including joint venture entities where equity accounting has been suspended):

	Telstra Group Year ended/As at 30 June	
	2003 $m	2002 $m
Joint venture entities		
Current assets	461	547
Non current assets	1,190	3,654
Total assets	1,651	4,201
Current liabilities	556	566
Non current liabilities	1,376	1,742
Total liabilities	1,932	2,308
Net assets	(281)	1,893
Total revenues	1,721	1,839
Total expenses	1,789	1,825
Profits/(losses) before income tax expense	(68)	14
Income tax expense	23	41
Net losses	(91)	(27)

Other disclosures for associated entities

Summarised presentation of our share of all of our associated entities' assets, liabilities and net profits/(losses) (including associated entities where equity accounting has been suspended):

	2003 $m	2002 $m
Associated entities		
Net profits/(losses)	(82)	3
Assets	413	571
Liabilities	380	474

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Included in the consolidated financial report of the Telstra Group are:

	Joint venture entities		Associated entities	
	Telstra Group		Telstra Group	
	As at 30 June		As at 30 June	
	2003	2002	2003	2002
	$m	$m	$m	$m
Amount of our recorded retained losses balance relating to equity accounting our joint venture entities and associated entities (i)	(2,545)	(1,530)	(179)	(143)
Amount of our recorded foreign currency translation reserve credit/(debit) balance relating to equity accounting our joint venture entities and associated entities	(13)	9	(42)	(35)
Amount of our recorded general reserve credit/(debit) balance relating to equity accounting our joint venture entities and associated entities	-	-	9	(17)

(i) The following items are included in this amount:

- share of net (losses)/profits;
- initial unrealised inter-entity profit after tax adjustment;
- notional goodwill amortisation and writedowns;
- deferred profits amortised; and
- reduction in value of investments to recoverable amount.

Notes to the Financial Statements (continued)

	Telstra Group		Telstra Entity	
	Year ended 30 June		Year ended 30 June	
	2003	2002	2003	2002
	$m	$m	$m	$m
25. Directors' remuneration - salaries and other benefits				
Total income and benefits of all directors of the Telstra Entity (a)			3.300	3.927
Total income and benefits of all directors of the Telstra Entity and all of the directors of our controlled entities (a)	3.310	4.338		

The income brackets of Telstra Entity directors are displayed below together with the number of Telstra Entity directors with income in those brackets:

	Number	Number
$40,000 - $49,999	-	1
$50,000 - $59,999	-	1
$70,000 - $79,999	1	3
$80,000 - $89,999	2	1
$90,000 - $99,999	2	1
$110,000 - $119,999	1	1
$120,000 - $129,999	-	2
$130,000 - $139,999	2	-
$140,000 - $149,999	1	-
$150,000 - $159,999	-	1
$250,000 - $259,999	-	1
$270,000 - $279,999	1	-
$280,000 - $289,999	-	1
$2,110,000 - $2,119,999	1	-
$2,390,000 - $2,399,999	-	1

(a) Directors' remuneration also includes employer contributions made to superannuation funds.

Notes to the Financial Statements (continued)

26. Executives' remuneration - salaries and other benefits

	Telstra Group		Telstra Entity	
	Year ended 30 June		Year ended 30 June	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
An executive officer is a person who is a member of our senior management team and is involved in our strategic direction and operational management. This includes the chief executive officer (CEO), those who report directly to the CEO and the next level of executives who have a direct reporting relationship to the CEO's direct reports.				
Total income and benefits of all Australian based executive officers of the Telstra Entity where their income is $100,000 or more (a) (b) (c) (d)			**42.680**	44.540
Total income and benefits of all Australian based executive officers of the Telstra Entity and our controlled entities where their income is $100,000 or more (a) (b) (c) (d)	**42.900**	47.106		
The income brackets of all Australian based executives whose income is $100,000 or more are displayed below, together with the number of executives with income in those brackets:				
	Number	Number	**Number**	Number
$100,000 - $109,999	**1**	1	**1**	-
$110,000 - $119,999 (d)	**2**	1	**2**	1
$120,000 - $129,999	**-**	5	**-**	3
$130,000 - $139,999	**1**	-	**1**	-
$140,000 - $149,999	**-**	5	**-**	3
$150,000 - $159,999	**1**	2	**1**	2
$160,000 - $169,999	**-**	2	**-**	2
$170,000 - $179,999	**-**	1	**-**	-
$180,000 - $189,999	**-**	3	**-**	3
$190,000 - $199,999	**2**	5	**2**	3
$200,000 - $209,999	**1**	3	**1**	2
$210,000 - $219,999	**4**	1	**3**	-
$220,000 - $229,999 (d)	**1**	4	**1**	4
$230,000 - $239,999 (d)	**5**	-	**5**	-
$240,000 - $249,999	**-**	3	**-**	3
$250,000 - $259,999	**1**	3	**1**	2
$260,000 - $269,999	**1**	-	**1**	-
$270,000 - $279,999	**2**	2	**2**	2
$280,000 - $289,999	**2**	2	**2**	2
$290,000 - $299,999	**-**	4	**-**	4
$300,000 - $309,999	**1**	5	**1**	4
$310,000 - $319,999	**8**	3	**8**	3
$320,000 - $329,999	**3**	3	**3**	3
$330,000 - $339,999	**-**	1	**-**	1
$340,000 - $349,999 (d)	**3**	1	**3**	1
$350,000 - $359,999	**3**	4	**3**	4
$360,000 - $369,999 (d)	**2**	3	**2**	3
$370,000 - $379,999	**-**	2	**-**	2
$380,000 - $389,999	**-**	2	**-**	1
$390,000 - $399,999	**2**	2	**2**	2
$400,000 - $409,999	**1**	3	**1**	3

(continued over page)

Notes to the Financial Statements (continued)

26. Executives' remuneration - salaries and other benefits (continued)

	Telstra Group		Telstra Entity	
	Year ended 30 June		Year ended 30 June	
	2003	2002	2003	2002
	Number	Number	Number	Number
$420,000 - $429,999	1	3	1	3
$430,000 - $439,999	1	4	1	4
$440,000 - $449,999 (d)	5	1	5	1
$450,000 - $459,999	-	1	-	1
$460,000 - $469,999	6	3	6	3
$470,000 - $479,999	3	2	3	2
$480,000 - $489,999	-	1	-	1
$490,000 - $499,999 (d)	1	2	1	2
$500,000 - $509,999	1	1	1	1
$510,000 - $519,999	1	-	1	-
$520,000 - $529,999	2	4	2	4
$530,000 - $539,999	-	2	-	2
$540,000 - $549,999	2	-	2	-
$550,000 - $559,999	1	-	1	-
$560,000 - $569,999	1	2	1	2
$580,000 - $589,999	1	-	1	-
$600,000 - $609,999 (d)	1	-	1	-
$610,000 - $619,999	1	-	1	-
$620,000 - $629,999	1	2	1	2
$640,000 - $649,999	1	-	1	-
$650,000 - $659,999 (d)	1	-	1	-
$670,000 - $679,999	-	1	-	1
$710,000 - $719,999	-	1	-	1
$740,000 - $749,999	1	1	1	1
$880,000 - $889,999 (d)	1	-	1	-
$890,000 - $899,999 (d)	1	-	1	-
$930,000 - $939,999	1	1	1	1
$1,000,000 - $1,009,999 (d)	1	-	1	-
$1,060,000 - $1,069,999	-	1	-	1
$1,130,000 - $1,139,999 (d)	3	-	3	-
$1,190,000 - $1,199,999	-	1	-	1
$1,250,000 - $1,259,999	-	1	-	1
$1,340,000 - $1,349,999	-	1	-	1
$1,510,000 - $1,519,999	1	-	1	-
$1,680,000 - $1,689,999 (d)	1	1	1	1
$1,700,000 - $1,709,999	-	1	-	1
$2,110,000 - $2,119,999	1	-	1	-
$2,390,000 - $2,399,999	-	1	-	1

Notes to the Financial Statements (continued)

26. Executives' remuneration - salaries and other benefits (continued)

(a) Income and benefits of executives includes:

- fixed remuneration which is made up of salary, company superannuation contributions and benefits including fringe benefits tax;
- manager incentive plan payments relating to actual performance for Telstra and the individual in fiscal 2003;
- retirement/redundancy/termination payments totalling $5.81 million (2002: $4.06 million) for the Telstra Group; and
- retirement/redundancy/termination payments totalling $5.78 million (2002: $4.00 million) for the Telstra Entity.

(b) The Manager Incentive Plan (MIP) is an annual plan open to all of our executives. The amount of remuneration at risk (target incentive) varies between 10% and 43% (2002: 10% and 43%) of the total remuneration package depending on the executive's role. The plan is based on performance against set targets for corporate, business unit and individual measures. The measures include financial, customer service, employee opinion and individual measures that support our key business objectives. Before any MIP is payable, a target must be reached, according to the predefined measures. The plan also provides that payments are capped at a specified level.

(c) Telstra Growthshare commenced in fiscal 2000 and provides for selected senior executives who contribute significantly to our future long term profitability to be invited to participate in an equity based Long Term Incentive (LTI) plan and/or an equity based deferred remuneration plan, on an annual basis. Since the commencement of the plan, those selected senior executives have been eligible to receive an allocation of options, restricted shares, performance rights or deferred shares, or a combination of each in a given fiscal year. The options, restricted shares and performance rights can only be exercised to obtain normal ordinary shares between certain time periods and if specific long term company performance hurdles have been achieved. Generally, deferred shares can only be exercised after a certain period of service has been completed. If the hurdle is not achieved or the service period not completed, the instrument will have a $nil value and will lapse. For further details of the LTI plan and equity based deferred remuneration plan, including detailed explanations of performance hurdles and allocations, refer to note 19.

As there is no AGAAP requirement to record an expense for the fair value of the options, performance rights and deferred shares issued under Telstra Growthshare in fiscal 2003 or fiscal 2002, no remuneration value has been included in our director and executive remuneration disclosures relating to those instruments. Under Telstra's USGAAP disclosures (refer note 30), we are however required to derive a value for the purposes of our USGAAP statement of financial performance. An approach consistent with the binomial and Black-Scholes valuation models was adopted to complete this requirement.

Details of the valuations derived since the commencement of Telstra Growthshare and the assumptions used in deriving those values for fiscal 2003 are detailed in note 19. For further details on our USGAAP disclosures, refer to note 30.

(d) Includes payments relating to individual contractual commitments and the commencement or completion of employment with us during fiscal 2003.

Notes to the Financial Statements (continued)

27. Related entity transactions

Ultimate controlling entity

The Commonwealth is the ultimate parent and controlling entity of the Telstra Group. Telstra Corporation Limited is the parent entity in the group comprising the Telstra Entity and its controlled entities.

We supply telecommunications services to, and acquire other services from, the Commonwealth, its Departments of State, trading and other agencies. These transactions are made within normal customer/ supplier relationships on terms and conditions no more favourable than those available to other customers or suppliers. There are no exclusive rights to supply any of these services. Services provided to any one governmental department or agency or the combination of all of these services in total, do not represent a significant component of our operating revenues. For these reasons, the financial reports do not disclose transactions relating to the purchase and sale of goods and services from or to the Commonwealth, its Departments of State, trading and other agencies.

Directors of the Telstra Entity

The name of each person who held office as a director of the Telstra Entity for the whole of fiscal 2003 is:

Robert C Mansfield	John E Fletcher	Donald G McGauchie
John T Ralph	Belinda J Hutchinson	William A Owens
Sam H Chisholm	Catherine B Livingstone	John W Stocker
Anthony J Clark	Charles Macek	Zygmunt E Switkowski

Details of directors' remuneration, superannuation and retirement payments are listed in note 25.

Loans to directors of the Telstra Entity

No non-executive director of the Telstra Entity had a loan with the Telstra Entity or any of its controlled entities at any time during fiscal 2003 or 2002.

In fiscal 1998, Z E Switkowski (before being appointed chief executive officer and managing director) was provided with a loan from the Telstra Entity as part of his participation in the Telstra Employee Share Ownership Plan (TESOP97). The loan was provided interest free and on the same terms as all other eligible employees who participated in TESOP97. During fiscal 2000, Z E Switkowski also participated in the Telstra Employee Share Ownership Plan II (TESOP99). Further details of the share plans are contained in note 19.

The total amounts repaid during fiscal 2003 was $555 (2002: $469). At 30 June 2003, the outstanding balance of the loan to Z E Switkowski was $7,144 (2002: $7,699). There were no loans provided during fiscal 2003 and fiscal 2002.

Other transactions with directors of the Telstra Entity and their director related entities

Each of the directors of the Telstra Entity have telecommunications services transactions with the Telstra Group, which are not significant and are both trivial and domestic in nature. Director related entities also have telecommunications services which are on normal commercial terms and conditions.

Loan to Telstra Growthshare

During fiscal 2000, Telstra created Telstra Growthshare (a senior executive equity participation plan). In fiscal 2003, we advanced $nil (2002: $81 million) to Telstra Growthshare to enable it to purchase shares in the Telstra Entity. In the prior year, of the $81 million loan provided, $7 million was used to acquire performance rights. This amount has been immediately expensed to the statement of financial performance as it is not repayable to Telstra. The loan balance at 30 June 2003 of $88 million (2002: $115 million) was used to acquire Telstra Entity shares over which certain senior executives are granted options. Telstra Growthshare also holds in trust certain shares allocated to senior executives and non-executive directors under the ownshare and directshare schemes (refer note 19 for further information).

Loans to employees

We have two employee shares schemes, being TESOP97 and TESOP99. At the commencement of the scheme, loans were advanced to participating employees to enable the purchase of Telstra shares. Loans under TESOP97 and TESOP99 are provided interest free. During fiscal 2003, $32 million (2002: $40 million) of the loans under TESOP97 and TESOP99 was repaid. At 30 June 2003, the outstanding loan balance for both schemes was $198 million (2002: $230 million). Refer to note 19 for further information.

Notes to the Financial Statements (continued)

27. Related entity transactions (continued)

Directors of the Telstra Entity's interests in shares of the Telstra Entity

As at 30 June 2003 and 2002, the directors, family members and their related entities had interests in the share capital of the Telstra Entity as follows:

Telstra Entity - shares (a)

	As at 30 June	
	2003	2002
R C Mansfield	**130,604**	118,539
J T Ralph	**92,204**	81,171
S H Chisholm	**-**	-
A J Clark	**92,609**	84,095
J E Fletcher	**40,850**	35,744
B J Hutchinson	**62,091**	58,375
C B Livingstone	**34,697**	31,294
C Macek	**37,568**	23,554
D G McGauchie	**26,476**	23,073
W A Owens	**7,495**	1,997
J W Stocker	**85,670**	60,503
Z E Switkowski (a)	**155,810**	155,810

Total shareholdings include shares held by the directors and their director related entities. Unless related to TESOP99, TESOP97 or Telstra Growthshare, shares acquired or disposed by directors during the year were on an arm's length basis at market price. Overall, there has been 91,919 shares (2002: 83,420 shares) acquired and nil shares (2002: 2,950 shares) disposed of during fiscal 2003.

(a) There have been no shares issued under TESOP97 and TESOP99 during fiscal 2003 or fiscal 2002. Shares have, however, been allocated under the directshare equity plan. A schedule of the shareholdings and details on this plan are included in note 19.

Telstra Entity - cumulative equity based instruments issued under Telstra Growthshare

	Z E Switkowski (b)
As at 30 June 2003	
Options	**3,456,000**
Restricted shares	**146,000**
Performance rights	**756,200**
Deferred shares	**249,100**
As at 30 June 2002	
Options	3,456,000
Restricted shares	146,000
Performance rights	258,000
Deferred shares	-

(b) Refer to note 19 for details of Telstra Growthshare terms and conditions.

Directors of controlled entities

Each of our controlled entity directors and their director related entities have telecommunications services transactions with us, which are on normal commercial terms and conditions which are trivial and domestic in nature.

Loans to directors of controlled entities

Certain employees of the Telstra Group who were eligible to participate in TESOP99 and TESOP97 (refer note 19) were also directors of controlled entities. The directors of the controlled entities were provided with an interest free loan to enable the purchase of shares from the Commonwealth on the same terms and conditions as all other employees eligible to participate in TESOP99 and TESOP97. During fiscal 2003 and fiscal 2002, certain employees became directors of controlled entities in the Telstra Group. These directors brought with them existing loans of $nil and $130,696 respectively.

The amount of new loans advanced during fiscal 2003 was $nil (2002: $nil). Loan repayments of $45,078 (2002: $55,698) were made including 5 directors who repaid their TESOP97 loans in full. For TESOP99 shares, directors that have left continue to be the beneficial owner of the shares. The balance of the loans outstanding at 30 June 2003 was $211,046 (2002: $315,245). All controlled entity directors listed below made loan repayments during fiscal 2003 and 2002:

B Akhurst	B Grisdale	M Robey
R Baxter	P Hastings	C Rowles
B Beros	J Hibbard	L Saly
H Bradlow	H Kelly	H Sawczak
T Bundrock	S Lee	G Shepherd
J Burke	A Lockwood	D Simmonds
C Cameron	G Moriarty	R Simpson
D Campbell	G Nicholson	J Stanhope
A Cherubin	T Pearson	P Wallis
T Crossley	N Peckham	P Whorlow
C Davis	P Pickering	K Wijeyewardene
A Day	B Pineau	G Willis
A Dix	D Pitt	L Wood
W Donaldson	J Price	

Notes to the Financial Statements (continued)

27. Related entity transactions (continued)

Loans to directors of controlled entities (continued)

There were five directors who repaid their TESOP97 loan in full during the year; they were C Cameron, G Moriarty, B Pineau, M Robey, and G Shepherd. G Moriarty and G Shepherd also repaid their TESOP99 loans in full.

Telstra shares owned by the Telstra Superannuation Scheme (Telstra Super)

Telstra Super owns shares in Telstra Corporation Limited. As at 30 June 2003 Telstra Super owned 9,975,761 (2002: 14,838,932) shares at a cost of $46 million (2002: $77 million) and a market value of $44 million (2002: $69 million). In fiscal 2003, we paid dividends to Telstra Super of $3 million (2002: $3 million). In addition, Telstra Super holds bonds issued by Telstra Corporation Limited. As at 30 June 2003, Telstra Super holds bonds with a cost of $8 million (2002: $3 million) and a market value of $8 million (2002: $3 million). All purchases and sales of Telstra shares and bonds by Telstra Super are determined by the trustee and/or its investment managers on behalf of the members of Telstra Super.

Wholly owned group and other related entity disclosures

Amounts receivable from and payable to entities in the wholly owned group and other related entities:

		Telstra Group		Telstra Entity	
		As at 30 June		As at 30 June	
		2003	2002	2003	2002
	Note	$m	$m	$m	$m
Total amounts receivable					
(including trade debtors) at 30 June from:					
Current					
Wholly owned controlled entities	9	-	-	689	2,620
Provision for amounts owed by controlled entities (i)	9	-	-	(285)	(855)
		-	-	404	1,765
Other controlled entities	9	-	-	-	528
Joint venture entities and associated entities	9	61	61	48	29
Non current					
Wholly owned controlled entities	9	-	-	511	202
Provision for amounts owed by controlled entities	9	-	-	(69)	(86)
		-	-	442	116
Joint venture entities and associated entities	9	29	46	29	46
		90	107	923	2,484
Total amounts payable					
(including accounts payable) at 30 June to:					
Current					
Wholly owned controlled entities	15,16	-	-	2,015	1,829
Joint venture entities and associated entities	15,16	63	125	56	103
		63	125	2,071	1,932

Notes to the Financial Statements (continued)

27. Related entity transactions (continued)

Wholly owned group and other related entity disclosures (continued)

Transactions with our wholly owned controlled entities

(i) Included in the profit before income tax expense of the Telstra Entity was a positive net movement of $570 million (2002: $855 million expense) in relation to the provision for amounts owed by a controlled entity. This balance is eliminated on consolidation for Telstra Group reporting purposes (refer note 3 for further information).

(ii) In fiscal 2003, a number of purchase and sale transactions occurred between the Telstra Entity and its wholly owned controlled entities.

- During fiscal 2003, communication assets were sold by the Telstra Entity to a controlled entity in the wholly owned group at cost of $29 million (2002: $34 million).

- The Telstra Entity sold services, purchased goods and communications assets, paid fees and received and paid interest to entities in the wholly owned group during the year. These transactions are in the normal course of business and are on normal commercial terms and conditions.

- Our controlled entity Network Design and Construction Limited (NDC) constructs communication assets on our behalf. During fiscal 2003, we paid for the purchase and maintenance of communication assets from NDC totalling $737 million (2002: $784 million).

Included in the revenue received in advance amount at 30 June 2003 is $228 million (2002: $233 million) for the use of our Yellow Pages ® trademark and $84 million (2002:$90 million) for the use of our White Pages ® trademark that were received from a controlled entity. These amounts are not recorded as revenue until the directories are published according to our accounting policy described in note 1.19.

During fiscal 2003, the Telstra Entity elected to form a tax consolidated group with its Australian resident wholly owned controlled entities. We have transferred the amount of $191 million relating to future income tax benefits and $94 million relating to provision for deferred income tax from our resident wholly owned controlled entities to the Telstra Entity as a result of this election. In addition, the Telstra Entity has reimbursed our resident wholly owned controlled entities $10 million relating to PAYG instalments made prior to entering the tax consolidation system (refer note 4 for further information).

Transactions with our other related entities

On 25 April 2003, we entered a capacity prepayment agreement with our joint venture entity Reach Ltd (Reach). Included in non current receivables for the year ended 30 June 2003 is a payment of $230 million (US$143 million) to Reach for a right to receive future carriage and related services capacity. This non current receivable earns interest at market rates (refer note 9 for further information).

During fiscal 2003, purchases were made by the Telstra Group of $506 million (2002: $788 million) and Telstra Entity of $471 million (2002: $735 million) from Reach. These amounts were for both the purchase of, and entitlement to, capacity and connectivity services. These purchases were made in line with market prices. Entitlement to capacity with Reach takes into account our future needs and growth opportunities. Sales were made for international inbound call termination services, construction and consultancy by the Telstra Group of $109 million (2002: $115 million) and Telstra Entity of $105 million (2002: $94 million) to Reach.

During fiscal 2003, purchases were made by the Telstra Group of $413 million (2002: $417 million) and Telstra Entity of $403 million (2002: $407 million) from our associated entity IBMGSA. These amounts were for information technology services predominately resulting from a contract with IBMGSA. These purchases were made on normal commercial terms and conditions (refer note 20 for further information).

Included in software assets for fiscal 2003 is $132 million (2002: $168 million) paid to IBMGSA.

During fiscal 2003, we paid for operating expenses on behalf of the following entities:

- Telstra Foundation Limited;
- Telstra Community Development Trust;
- Telstra Growthshare Trust;
- Telstra Employee Share Ownership Plan I (TESOP97); and
- Telstra Employee Share Ownership Plan II (TESOP99).

Notes to the Financial Statements (continued)

27. Related entity transactions (continued)

Wholly owned group and other related entity disclosures (continued)

During fiscal 2003, 2002 and 2001, we had the following transactions between members of the wholly owned group and other related entities:

		Telstra Group			Telstra Entity	
		Year ended 30 June			Year ended 30 June	
		2003	2002	2001	**2003**	2002
	Note	**$m**	$m	$m	**$m**	$m
Our transactions with entities in the wholly owned group and other related entities						
Profit before income tax expense for the year includes the following transactions:						
Interest revenue from:						
Wholly owned controlled entities	2	**-**	-	-	**124**	67
Joint venture entities and associated entities	2	**2**	2	2	**2**	2
Borrowing costs:						
Wholly owned controlled entities	3	**-**	-	-	**80**	58
Provision for doubtful debts - increase/(decrease):						
Wholly owned controlled entities	3	**-**	-	-	**(587)**	830
Sale of goods and services to:						
Joint venture entities and associated entities		**232**	370	152	**124**	120
Purchase of goods and services from:						
Joint venture entities and associated entities		**1,113**	1,332	616	**985**	1,210

Notes to the Financial Statements (continued)

28. Events after balance date

The directors are not aware of any matter or circumstance that has occurred since 30 June 2003 that, in their opinion, has significantly affected or may significantly affect in future years:

- our operations;
- the results of those operations; or
- the state of our affairs;

other than:

On 28 August 2003, the directors of Telstra Corporation Limited declared a fully franked final ordinary dividend of 12 cents per ordinary share, payable on 31 October 2003 to those shareholders on record at 26 September 2003. A provision for dividend payable has been raised as at the date of declaration, amounting to $1,544 million.

On 28 August 2003, plans were announced to spend between $800 million and $1,000 million to buy-back a portion of the Telstra Entity's share capital, subject to regulatory approval. The share buy-back will be an off market buy-back and is the first step of a capital management program. The financial effect of the buy-back cannot be reliably estimated as yet.

On 27 August 2003, we entered into an agreement to sell our 22.6% shareholding in our associated entity IBM Global Services Australia Limited (IBMGSA), subject to regulatory approvals. Revenue from the sale of this investment amounted to $154 million resulting in a profit before income tax expense of $149 million. We also modified a 10 year contract with IBMGSA to provide information technology services. This modification will result in an expense of $130 million being recognised in our fiscal 2004 statement of financial performance and the removal of $1,596 million of expenditure commitments disclosed as at 30 June 2003 (refer to note 20 for additional information). In fiscal 2004, the net impact on our profit before income tax expense of this transaction will be $19 million.

On 18 July 2003, we sold our 16.4% remaining interest in Commander Communications Limited for $24 million.

The financial effect of the above events after balance date have not been recognised in our statements of financial performance, financial position or cash flows for the year ending 30 June 2003.

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures

We undertake transactions in a range of financial instruments which can be classified as either primary (physical instruments) or secondary instruments (derivative instruments).

Our primary instruments include:

- cash assets;
- receivables;
- payables;
- bank deposits;
- bills of exchange and commercial paper;
- listed investments and investments in other corporations; and
- various forms of borrowings both receivable and payable.

These primary financial instruments enable us to achieve company objectives through facilitating our ongoing operating activities and ensuring that all entities within the Telstra Group remain solvent at all times.

Secondary instruments or derivative instruments create an obligation or right that effectively transfers one or more of the risks associated with an underlying primary financial instrument. We use derivatives to manage our exposure within levels considered acceptable to the group as determined by guidelines and policies approved by the board of directors. Instruments that we use to achieve this include:

- forward foreign currency contracts;
- cross currency swaps; and
- interest rate swaps.

Primary instruments create underlying exposures for the group. The main risks associated with these instruments include:

- interest rate risk;
- foreign currency risk;
- credit risk; and
- liquidity risk.

Interest rate risk refers to the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. Our interest rate risk arises from the interest bearing financial assets and liabilities that we use whether the primary instrument has a fixed or variable rate attached. We monitor this risk on our net debt portfolio which includes our financial liabilities less matching short term financial assets. We manage interest rate risk by:

- controlling the settings of the group financial position to target levels of fixed and variable interest proportions of the net debt portfolio; and
- ensuring access to diverse sources of funding, minimising risks of refinancing.

We use suitable derivative instruments as part of the management of this risk.

Foreign currency risk refers to the risk that the value of a financial commitment or investment will fluctuate due to changes in foreign currency exchange rates. Our foreign currency risk arises due to:

- firm or anticipated transactions for receipts and payments for international telecommunications traffic settled in foreign currencies;
- purchase commitments priced in foreign currencies;
- investments denominated in foreign currencies; and
- a portion of our borrowings denominated in foreign currencies.

We manage this risk by initially seeking contracts effectively denominated in Australian dollars where possible and economically favourable to do so. Where financial commitments are effectively denominated in foreign currencies and do not form part of a natural hedging position, we manage exposure to rate movements through the use of derivative instruments.

Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and cause us to make a financial loss. We have exposure to credit risk on all financial assets included in our statement of financial position. To help manage this risk:

- we have a policy for establishing credit limits for the entities we deal with;
- we may require collateral where appropriate; and
- we minimise exposure to individual entities we either transact with or enter into derivative contracts with (through a system of credit limits).

Liquidity risk includes the risk that, as a result of our operational liquidity requirements:

- we will not have sufficient funds to settle a transaction on the due date;
- we will be forced to sell financial assets at a value which is less than what they are worth; or
- we may be unable to settle or recover a financial asset at all.

To help reduce these risks we:

- have a liquidity policy which targets a minimum and average level of cash and cash equivalents to be maintained;
- have readily accessible standby facilities and other funding arrangements in place; and
- generally use instruments that are tradeable in highly liquid markets.

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

After we have minimised the potential risk associated with entering into a primary financial instrument, any remaining risk is then hedged through the use of derivative instruments within guidelines approved by the board of directors. These instruments enable us to minimise our exposure to:

- interest rate risk;
- foreign currency risk; and/or
- other market risk.

After hedging risk through derivatives, the remaining potential for gain or loss is managed. This is due to the gains or losses on the underlying physical transactions being offset by the gains or losses on the related derivative instrument. Hedging activities also enable us to minimise the volatility of our cash flows due to changes in interest rates and foreign currency exchange rates.

We do not speculatively trade in derivative instruments. All our derivative transactions are entered into to hedge the risks relating to underlying physical transactions.

To hedge our interest rate risk, we mainly use interest rate swaps and cross currency swaps. Our interest rate risk is calculated on our net debt portfolio which includes both physical borrowings such as bonds and commercial paper and associated derivative instruments. We manage our net debt in accordance with set targeted interest rate profiles and debt maturity profiles.

To hedge our foreign currency risk, we predominantly use cross currency swaps and forward foreign currency contracts.

Our currency risk arising from translation of foreign currency borrowings and investments is determined by reference to the underlying primary instrument. In relation to borrowings, we effectively remove the currency risk by fully converting them to Australian dollar borrowings at drawdown by applying cross currency swaps, unless a natural hedge exists. In relation to investments, we hedge borrowings in the same currency and with the same interest rate characteristics where appropriate. We enter into forward foreign currency contracts on anticipated future transactions to reduce our risk to a level considered acceptable by the company.

Foreign currency risk on transactions (i.e. excluding translation risks) are calculated on a net foreign exchange basis for individual currencies. This underlying foreign exchange risk is combined (offset) with the associated foreign exchange derivatives used to hedge these risks generating our net foreign exchange risk.

Foreign currency risk also arises on translation of the financial reports of our non-Australian controlled entities. Our significant non-Australian controlled entities operate independently from us both financially and operationally. As a result, the majority of the foreign currency gains or losses arising from this risk are recorded through the foreign currency translation reserve. Where hedging of this risk is undertaken, we prefer to use foreign currency borrowings to provide a natural hedge position. Where this is not an option, other derivative instruments are used (e.g. forward foreign currency contracts).

We enter into, and hedge transactions in the following significant foreign currencies:

- United States dollars;
- British pounds sterling;
- New Zealand dollars;
- Euro;
- Hong Kong dollars; and
- Japanese yen.

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Interest rate risk

Our exposure to interest rate risk and the effective interest rates on financial instruments at 30 June 2003 are shown in Table A below. This information includes all financial instruments both recognised and unrecognised in the statement of financial position. The information as at 30 June 2002 is shown in Table B.

Table A

	Telstra Group							
	As at 30 June 2003							
	Weighted average effective interest rate	Floating	Interest rate – Fixed due dates: 1 yr. or less	Interest rate – Fixed due dates: 2 to 5 yrs.	Interest rate – Fixed due dates: over 5 yrs.	Non interest bearing	Total (c)	
	%	$m	$m	$m	$m	$m	$m	Note
Financial assets								
Cash assets . . . . (a)	4.48	1,101	-	-	-	199	1,300	8
Trade debtors and accrued revenue . .	-	-	-	-	-	3,305	3,305	9
Bank deposits, bills of exchange and commercial paper > 90 days. . (a)	-	-	-	-	-	-	-	9
Share loan to employees.	-	-	-	-	-	198	198	9
Other receivables . . . . (a)	2.50	-	-	-	88	346	434	9
Loans to joint ventures and associated entities. . . . . (a)	5.23	-	33	29	-	-	62	9
Cross currency swaps . . . . (a)	-	(1,892)	10	2,192	(27)	-	283	9
Investments . . . . (b)	-	-	-	-	-	96	96	11
PCCW converting note . . . . (a)	5.00	-	-	83	-	-	83	14
Total financial assets/(liabilities) as at 30 June 2003		(791)	43	2,304	61	4,144	5,761	
Financial liabilities								
Trade creditors and accrued expenditure	-	-	-	-	-	2,275	2,275	15
Other creditors	-	-	-	-	-	301	301	15
Loan from joint venture entity . . . (a)	4.70	-	1	-	-	-	1	16
Bills of exchange and commercial paper . . . . (a)	3.22	643	-	-	-	-	643	16
Bank loans . . . . (a)	-	-	-	-	-	-	-	16
Telstra bonds . . . . (a)	8.19	-	210	784	1,619	-	2,613	16
Other loans . . . . (a)	5.65	-	449	4,409	3,994	-	8,852	16
Cross currency swaps . . . . (a)	-	593	-	(148)	(19)	-	426	16
Finance lease liabilities. . . . . (a)	7.55	-	18	2	-	-	20	16
Interest rate swaps . . . . (a)	-	2,222	230	(149)	(2,303)	-	-	
Total financial liabilities as at 30 June 2003		3,458	908	4,898	3,291	2,576	15,131	
Net financial assets/(liabilities) as at 30 June 2003		(4,249)	(865)	(2,594)	(3,230)	1,568	(9,370)	

(a) The effective yield (effective interest rate) on our net debt at 30 June 2003 was 7.45%, after taking into account the impact of interest rate swaps and cross currency swaps.

(b) This excludes investments in joint venture entities and associated entities.

(c) Carrying amount as per statement of financial position.

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Interest rate risk (continued)

Table B

	Weighted average effective interest rate	Floating	Interest rate — Fixed due dates			Non interest bearing	Total (c)	Note
Telstra Group — As at 30 June 2002			1 yr. or less	2 to 5 yrs.	over 5 yrs.			
	%	$m	$m	$m	$m	$m	$m	Note
Financial assets								
Cash assets . . . . (a)	3.45	759	-	-	-	311	1,070	8
Trade debtors and accrued revenue	-	-	-	-	-	3,438	3,438	9
Bank deposits, bills of exchange and commercial paper > 90 days. . . . . (a)	5.15	388	-	-	-	-	388	9
Share loan to employees.	-	-	-	-	-	230	230	9
Other receivables . . . . (a)	3.50	-	-	-	115	184	299	9
Loans to joint ventures and associated entities. . . . . (a)	4.61	-	16	46	-	-	62	9
Cross currency swaps . . . . (a)	-	(1,916)	148	1,548	871	-	651	9
Investments . . . . (b)	-	-	-	-	-	105	105	11
PCCW converting note . . . . (a)	5.00	-	-	337	-	-	337	14
Total financial assets/(liabilities) as at 30 June 2002		(769)	164	1,931	986	4,268	6,580	
Financial liabilities								
Trade creditors and accrued expenditure. .	-	-	-	-	-	2,336	2,336	15
Other creditors	-	-	-	-	-	555	555	15
Loan from joint venture entity . . . . . . (a)	4.70	-	4	-	-	-	4	16
Bills of exchange and commercial paper (a)	4.41	602	-	-	-	-	602	16
Bank loans . . . . (a)	3.87	1,613	-	-	-	-	1,613	16
Telstra bonds . . . . (a)	8.74	-	582	989	1,616	-	3,187	16
Other loans . . . . (a)	5.85	-	148	3,736	4,932	-	8,816	16
Cross currency swaps . . . . (a)	-	331	-	-	(217)	-	114	16
Finance lease liabilities. . . . . (a)	7.11	-	20	21	-	-	41	16
Interest rate swaps . . . . (a)	-	1,150	(280)	(1,763)	893	-	-	-
Total financial liabilities as at 30 June 2002		3,696	474	2,983	7,224	2,891	17,268	
Net financial assets/(liabilities) as at 30 June 2002		(4,465)	(310)	(1,052)	(6,238)	1,377	(10,688)	

(a) The effective yield (effective interest rate) on our net debt at 30 June 2002 was 7.7%, after taking into account the impact of interest rate swaps and cross currency swaps.

(b) This excludes investments in joint venture entities and associated entities.

(c) Carrying amount as per statement of financial position.

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Credit risk

The recorded amounts of financial assets included in the consolidated statement of financial position, net of any applicable provisions for loss, represent our maximum exposure due to credit risk for these assets. Where entities have a right of set-off and intend to settle on a net basis under master netting arrangements, this set-off has been recognised in the financial statements on a net basis. Accordingly, our maximum credit risk exposure amounts to $5,761 million (2002: $6,580 million).

The major concentrations of credit risk for the group arise from our transactions in money market instruments, forward foreign currency contracts, cross currency and interest rate swaps. One of the methods that we use to manage the risk relating to these instruments is to monitor our exposure by country of institution. When reviewing concentrations of risk, we adjust for the period to maturity of relevant instruments in our portfolio to accurately consider our exposure at a point in time. On this basis, our credit risk exposure (which includes a time based volatility allowance (VAR)) by country of institution is included in Table C below.

Table C	Telstra Group - Credit risk concentrations (VAR based) - As at 30 June			
	2003		2002	
	%	$m	%	$m
Australia	30	2,232	26	2,079
United States	51	3,876	51	4,027
Japan	-	16	-	35
Europe	9	680	11	847
Hong Kong	-	-	5	405
Other	10	767	7	542
	100	7,571	100	7,935

We also have credit risk exposure to an individual contracting entity through a converting note we hold in PCCW Limited (PCCW). Our maximum credit risk exposure relating to this transaction amounts to $83 million (2002: $337 million) (refer to note 14 for further information).

Outside of these above transactions, we do not have any other significant exposure to any individual contracting entity.

Net fair value of our financial assets and financial liabilities

Apart from those items referred to below, our financial assets and financial liabilities recorded in the statement of financial position approximate net fair value.

Table D	Telstra Group			
	Carrying amount As at 30 June		Net fair value As at 30 June	
	2003	2002	2003	2002
	%	$m	%	$m
Not readily traded				
Financial assets				
Converting note issued by PCCW	83	337	85	337
Traded on organised markets				
Financial assets				
Listed investments	32	41	89	144
Financial liabilities				
Telstra bonds	2,663	3,253	2,990	3,472
Other loans	8,957	8,904	9,707	9,097
	11,620	12,157	12,697	12,569

Unless there is evidence to suggest otherwise, financial assets and financial liabilities with a short term to maturity are considered to approximate net fair value. This includes items such as bank deposits, trade debtors, payables, bills of exchange and commercial paper.

The net fair values of other financial assets and financial liabilities (apart from our listed investments) are determined through reference to discounted cash flows, current risk adjusted market interest rates and any rights specific to each instrument or group of instruments. The net fair values of our listed investments are determined by reference to prices quoted on the relevant stock exchanges where the securities are traded.

The net fair value of our derivative instruments is included in the following discussion on derivatives.

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Other information on our primary financial instruments

Until 28 June 2002, we held a US$750 million convertible note issued by PCCW. On this date, PCCW redeemed the note in full and the fair value of the redemption was applied to acquire PCCW's 40% interest in Telstra CSL Limited and to subscribe to a new US$190 million mandatorily converting secured note. We valued the original note on a yield to maturity basis which resulted in a $96 million expense recorded in our statement of financial performance in fiscal 2002. As this transaction was completed at the prior year end, the carrying value of the converting note was considered to represent fair value at 30 June 2002. Also included in interest expense for fiscal 2002, was $66 million relating to a mark to market adjustment for interest rate swaps taken out over the convertible note where the underlying exposure was no longer present.

On 25 April 2003, the converting note was partially redeemed by PCCW as part of our entry into a capacity prepayment arrangement with our 50% owned joint venture, Reach Ltd. The remaining converting note at the time of entry into this arrangement was approximately US$54 million (refer to note 9 and note 14 for additional information).

Additional information about our derivative instruments

As indicated, we enter into contracts for derivative instruments to hedge risks relating to underlying transactions. The following information provides further details on terms and conditions relating to those derivative instruments. To appropriately assess our exposure to risk, these secondary instruments should be viewed in the context of the underlying transactions and balances being hedged. As a result, net market values and other data should not be assessed on their own.

Our major exposure to interest rate risk and foreign currency risk arises from our loans and borrowings. It is our policy to hedge the interest rate exposure on our debt portfolio to adjust the ratio of fixed interest debt to variable interest debt, as required by our debt management policy. We also hedge currency exposure on our foreign currency loans and borrowings remaining after considering any natural hedging positions. We mainly use cross currency swaps, interest rate swaps, and forward foreign currency exchange contracts to achieve this position.

The terms and conditions in relation to interest rate and maturity of the cross currency swaps are similar to the terms and conditions of the underlying hedged borrowings in note 16.

The due dates of interest rate swaps match the due dates of the underlying debt within the requirements of our debt management policy. Net interest receipts and payments are recognised as an adjustment to borrowing costs.

At 30 June 2003 and 2002, the Australian dollar interest rates applicable to our derivatives varied as shown in Table E below.

Table E	Telstra Group	
	Interest rate variations As at 30 June	
Cross currency swaps	2003	2002
Fixed	from 7.05% to 7.87%	from 7.05% to 7.87%
Variable	from 4.60% to 6.14%	from 4.69% to 6.58%
Interest rate swaps		
Fixed	from 5.25% to 10.11%	from 5.25% to 8.46%
Variable	from 4.42% to 5.21%	from 4.15% to 5.44%

The notional principal amounts of interest rate swaps represent the face values of swap contracts entered into by us and that are outstanding at balance date. The notional principal amounts do not represent amounts exchanged or to be exchanged by the parties to the contract. They are not a true reflection of the credit risk and are therefore not recorded in the statement of financial position.

The maturity dates, net notional principal amounts, net fair value and carrying amounts of our outstanding interest rate swaps at balance date are shown in Table F following.

The gross notional principal amounts of our interest rate swaps are $11,551 million (2002: $11,416 million). The gross notional principal amounts of interest rate swaps is significantly larger than the net notional principal amounts shown. This is due to the net notional principal amount taking into account our offsetting positions. Gross positions have also been modified over time as volumes and positions have changed.

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Additional information about our derivative instruments (continued)

Table F

	Telstra Group					
	Net notional principal amount (a)		Net fair value (b)		Carrying amount (c)	
	As at 30 June					
	2003 $m	2002 $m	2003 $m	2002 $m	2003 $m	2002 $m
Interest rate swaps with floating interest rates						
- Less than one year receivable/(payable)	(230)	280	(4)	(3)	(2)	(1)
- One to five years receivable/(payable)	149	1,763	(71)	(89)	(8)	(79)
- Greater than five years receivable/(payable)	2,303	(893)	319	(12)	31	(8)
	2,222	1,150	244	(104)	21	(88)

(a) At 30 June 2003 and 30 June 2002, we had a net interest rate swap position of pay fixed. This means that on a net basis we receive interest on the interest rate swap at variable rates and pay interest on the interest rate swaps at fixed rates. As a result our exposure to movements in interest rates is managed.

(b) The net fair value represents the market value of both the fixed and floating components of our interest rate swaps.

(c) The carrying amount represents the accrued interest payable on interest rate swaps which is included in current payables.

The maturity profile, net principal amounts, net fair values and carrying amounts of our outstanding cross currency swaps at balance date are shown in Table G below.

Table G

	Telstra Group					
	Notional principal amount (a)		Net fair value (b)		Carrying amount (c)	
	As at 30 June					
	2003 $m	2002 $m	2003 $m	2002 $m	2003 $m	2002 $m
Cross currency swaps						
- Less that one year	440	119	8	36	7	31
- One to five years	4,024	3,273	348	561	172	502
- Greater than five years	4,287	4,894	(477)	(102)	(308)	33
	8,751	8,286	(121)	495	(129)	566

(a) The notional principal amount represents the face value of the payable leg of our swaps we have entered into, denominated in Australian dollars.

(b) The net fair value represents the market value of our outstanding cross currency swaps.

(c) The carrying amount represents the net principal which is recorded in interest bearing liabilities, current receivables and non current receivables and accrued interest which is recorded in current receivables.

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Additional information about our derivative instruments (continued)

We also have exposure to foreign currency risk through our ongoing business activities where we have purchase or settlement commitments in foreign currencies. This includes equipment and material purchases or other currency conversion exposures on ongoing receivables and payables, excluding loan and borrowing balances. In addition, we have exposure to foreign currency risk as a result of our investments in offshore activities, including our investments in TelstraClear Limited and Hong Kong CSL Limited. This risk is created by the translation of the net assets of these entities from their operating currency to Australian dollars. Our exposures before and after hedging are detailed in Table H below:

Table H

	Telstra Group			
	Exposure before hedging		Exposure after hedging	
	As at 30 June		As at 30 June	
	2003	2002	2003	2002
	$m	$m	$m	$m
Net anticipated future transactions (amounts payable)	273	503	139	261
Net transaction exposure (on amounts payable recorded in the statement of financial position)	176	299	79	154
Translation exposure (offshore investments)	(1,802)	(959)	(1,065)	(959)
	(1,353)	(157)	(847)	(544)
The maturity dates of the anticipated future transactions are as follows:				
Less than one year	264	503		
One to five years	9	-		
	273	503		

Our hedging policy provides effective hedging for all our foreign currency exchange exposures within levels considered acceptable to the company.

Details of forward foreign currency contracts we have entered into to hedge our trading activities are combined with forward foreign currency contracts entered into to hedge our loans and borrowings in Table I below. Details include net Australian dollar amounts receivable/(payable), settlement dates and average contractual forward exchange rates.

Table I

	Telstra Group	
	As at 30 June	
	2003	2002
	$m	$m
United States dollars		
- less than three months, at rates averaging United States dollars $0.5465 (2002: US$0.5389)	6	117
- 3 to 12 months, at rates averaging United States dollars $0.6112 (2002: US$0.5643)	97	251
- 12 to 18 months, at rates averaging United States dollars $0.6046 (2002: US$0.4989)	5	9
- over 18 months, at rates averaging United States dollars $0.6716 (2002: US$0.5630)	16	(2)
	124	375

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Additional information about our derivative instruments (continued)

Table I (continued)	**Telstra Group**	
	As at 30 June	
	2003	2002
	$m	$m
British pounds sterling		
- less than three months, at rates averaging British pounds sterling 0.3560 (2002: British pounds sterling 0.3991)	1	1
- 3 to 12 months, at rates averaging British pounds sterling nil (2002: British pounds sterling 0.3784)	-	7
	1	8
Euro		
- less than three months, at rates averaging Euro 0.5430 (2002: Euro 0.5895)	3	17
- 3 to 12 months, at rates averaging Euro nil (2002: Euro 0.5927)	-	31
	3	48
Japanese yen		
- less than three months, at rates averaging Japanese yen nil (2002: Japanese yen 69.5398)	-	1
- 3 to 12 months, at rates averaging Japanese yen nil (2002: Japanese yen 70.2000)	-	3
	-	4
New Zealand dollars		
- less than three months, at rates averaging New Zealand dollars $1.1465 (2002: New Zealand dollars $1.215)	(148)	(500)
	(148)	(500)
Hong Kong dollars		
- less than three months, at rates averaging Hong Kong dollars $4.4593 (2002: Hong Kong dollars nil)	(255)	-
Our offshore controlled entities have also entered into the following Australian dollar forward foreign currency contracts:		
- less than three months, at rates averaging Australian dollars $0.8764 (2002: Australian dollars nil)	(1)	-
- 3 to 12 months, at rates averaging Australian dollars $0.9702 (2002: Australian dollars nil)	(4)	-
	(5)	-

The net fair value of forward foreign currency contracts at 30 June 2003 is a $22 million gain (2002: $30 million loss).

For interest rate swaps, cross currency swaps and forward foreign currency contracts where the carrying amount is in excess of net fair value at balance date, no reduction to net fair value is made since these derivatives act as hedges of underlying physical transactions.

In addition to the credit risk on our primary financial instruments, we also have exposure on our derivative instruments. The values shown in Table J below include all transactions where the net fair value is favourable. For credit purposes, there is only a credit risk where the contracting entity is liable to pay us in the event of a closeout. The amounts disclosed in Table J are different from those shown in the net fair value amounts in Tables G and H as these show the net fair value after netting favourable against unfavourable transactions. Table J only shows the favourable transactions.

Table J	**Telstra Group**	
	Net fair value	
	As at 30 June	
	2003	2002
	$m	$m
Interest rate swaps	623	129
Cross currency swaps	431	562
Forward foreign currency contracts	50	9
	1,104	700

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures

Reconciliations to financial reports prepared using USGAAP

Our consolidated financial report is prepared in accordance with accounting principles generally accepted in Australia (AGAAP). AGAAP has significant differences from the accounting principles generally accepted in the United States (USGAAP). The significant differences between AGAAP and USGAAP are presented throughout note 30. Additionally, where there is no conflict with AGAAP requirements we have incorporated some of the additional USGAAP requirements throughout the AGAAP financial statements.

		Telstra Group			
		Year ended 30 June			
		2003	2003	2002	2001
	Note	$m	US$m	$m	$m
Reconciliation of net income to USGAAP					
AGAAP net income reported in statement of financial performance		3,429	2,297	3,661	4,058
Adjustments required to agree with USGAAP					
Property, plant and equipment	30(a)	(323)	(216)	(204)	(192)
Retirement benefit gain/(expense)	30(f)	130	87	472	(110)
Amortisation of software assets	30(i)	-	-	-	(25)
Mobile phone subsidies	30(k)	-	-	30	144
Income tax benefit/(expense)	30(l)	164	110	(59)	307
Employee compensation expense	30(m)	-	-	(41)	(9)
Redundancy and restructuring provision - fiscal 2000 reversal	30(n)	-	-	(94)	(392)
Derivative financial instruments and hedging activities	30(o)	(420)	(281)	(17)	(101)
PCCW converting note	30(o)	12	8	198	(198)
Sale of Global Wholesale Business to Reach Limited	30(p)	-	-	-	(882)
Equity accounting and write-off adjustments for Reach Limited	30(q)	665	445	36	17
Consolidation adjustment for Telstra CSL Limited (CSL)	30(r)	-	-	(65)	959
Fair value / general reserve adjustments	30(s)	9	6	(19)	-
Goodwill adjustments	30(t)	(216)	(145)	-	-
Net income per USGAAP		3,450	2,311	3,898	3,576
Statement of financial performance measured and classified per USGAAP					
Operating revenue (i)		20,495	13,732	20,196	19,456
Operating expenses:					
Labour		3,074	2,060	2,862	2,899
Goods and services purchased		3,236	2,168	3,613	3,320
Depreciation and amortisation		3,532	2,366	3,536	3,149
Other operating expenses		4,337	2,906	4,072	3,854
Total operating expenses		14,179	9,500	14,083	13,222
Operating income		6,316	4,232	6,113	6,234
Net interest expense (ii)		(823)	(552)	(851)	(705)
Dividend income	2	1	1	1	16
Share of net losses of associates and joint venture entities		(114)	(76)	(41)	(143)
Other (expense)/income (iii)		(297)	(199)	537	370
Net income before income tax expense and minority interests		5,083	3,406	5,759	5,772
Income tax expense	30(l)	1,359	911	1,859	2,044
Net income before minority interests and cumulative effect adjustments		3,724	2,495	3,900	3,728
Minority interests		35	23	(2)	10
Net income before cumulative effect adjustments		3,759	2,518	3,898	3,738
Cumulative effect of changes in accounting principles, net of tax	30(j), 30(o), 30(t)	(309)	(207)	-	(162)
Net income per USGAAP		3,450	2,311	3,898	3,576

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP (continued)

	Note	Telstra Group Year ended 30 June 2003 $m	2003 US$m	2002 $m	2001 $m
Reconciliation of certain statement of financial performance components to USGAAP					
Presenting information according to USGAAP involves reclassifying the presentation adopted for AGAAP. The reconciliation of operating revenue, net interest expense and other income from AGAAP to USGAAP is provided below:					
Revenue from ordinary activities per AGAAP	2	21,616	14,483	20,802	22,983
Less:					
Dividend income	2	1	1	1	16
Revenue from the sale of non current assets	2	859	575	302	3,303
Reclassifications due to cumulative effect of change in accounting principle	1.2, 3(c)	-	-	-	(777)
Writeback of superannuation additional contribution liability	3(c),30(f)	-	-	-	725
Other revenue per AGAAP (iv)		261	175	303	260
(i) Operating revenue per USGAAP		20,495	13,732	20,196	19,456
Net borrowing costs per AGAAP		(795)	(533)	(770)	(666)
Additional derivative financial instruments and hedging expenses		(15)	(10)	(20)	(15)
Interest income on Reach capacity prepayment		2	1	-	-
PCCW converting note interest revenue reversal		(15)	(10)	(61)	(24)
(ii) Net interest expense per USGAAP		(823)	(552)	(851)	(705)
(iv) Other revenue per AGAAP		261	175	303	260
Add/(subtract):					
AGAAP Net profit/(loss) on sale of:					
- property, plant and equipment	3(a)	173	116	(4)	7
- investments in controlled entities	3(a)	5	3	3	4
- investments in joint venture entities	3(a)	3	2	-	2
- investments in associated entities	3(a)	9	6	-	-
- investments in listed entities and other corporations	3(a)	(2)	(1)	(5)	266
- patents, trademarks and licences	3(a)	-	-	1	8
- business	3(a)	10	7	-	852
USGAAP reversal of gain on sale of Global Wholesale Business		-	-	-	(859)
USGAAP net profit on sale of non current assets		48	33	(7)	38
USGAAP write-off of Reach investment	30(q)	(203)	(136)	-	-
USGAAP impairment of CSL goodwill	30(t)	(85)	(57)	-	-
USGAAP reversal of gain on sale/leaseback and subsequent amortisation	30(a)	(162)	(109)	-	-
Derivative financial instruments and hedging activities		(404)	(271)	4	(59)
PCCW converting note		27	18	259	(174)
Net foreign currency translation gains/(losses)		23	15	(17)	25
(iii) Other (expense)/income per USGAAP		(297)	(199)	537	370

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP (continued)

		Telstra Group			
		Year ended 30 June			
	Note	2003 $m	2003 US$m	2002 $m	2001 $m
USGAAP Earnings per share					
Net income per USGAAP		3,450	2,311	3,898	3,576
		¢	US ¢	¢	¢
Basic earnings per share before cumulative effect of change in accounting principles		29.4	19.7	30.5	29.3
Cumulative effect of change in accounting principles (net of tax):					
Revenue recognition (SAB 101)	30(j)	-	-	-	(1.1)
Derivative financial instruments and hedging activities	30(o)	-	-	-	(0.1)
Transition impairment of CSL goodwill	30(r),30(t)	(2.4)	(1.6)	-	-
Basic earnings per share per USGAAP (cents)		27.0	18.1	30.5	28.1
Dilutive earnings per share before cumulative effect of change in accounting principles		29.3	19.6	30.4	29.1
Cumulative effect of change in accounting principles (net of tax):					
Revenue recognition (SAB 101)	30(j)	-	-	-	(1.1)
Derivative financial instruments and hedging activities	30(o)	-	-	-	(0.1)
Transition impairment of CSL goodwill	30(r),30(t)	(2.4)	(1.6)	-	-
Diluted earnings per share per USGAAP (cents)		26.9	18.0	30.4	27.9
		Number (in millions)			
Weighted average number of ordinary shares and common share equivalents used for basic earnings per share calculations (v)		12,793	12,793	12,783	12,764
Weighted average number of employee share options exercised during the year (vi)		36	36	44	65
Weighted average number of potential ordinary shares and common share equivalents used for diluted earnings per share calculations		12,829	12,829	12,827	12,829

(v) Reconciliation of weighted average number of ordinary shares and common share equivalents used for basic earnings per share calculations

		Number (in millions)			
Number of shares used for AGAAP earnings per share calculations	18	12,867	12,867	12,867	12,867
Adjusted for weighted average TESOP 97 and 99 options outstanding during the year (vii)		(74)	(74)	(84)	(103)
Number of shares used for USGAAP basic earnings per share calculations		12,793	12,793	12,783	12,764

(vi) Only the TESOP 97 options are dilutive to dilutive earnings per share per USGAAP. The average market price of Telstra shares is below the exercise price of the TESOP 99 options and therefore the TESOP 99 options are not dilutive. The exercise price for TESOP 97 and TESOP 99 options is the remaining loan balance payable by the employee to Telstra.

(vii) For USGAAP, the earnings per share calculations for fiscal 2003, 2002 and 2001 are affected by the issue of TESOP 97 and TESOP 99 options referred to in note 30(m) below.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP (continued)

		Telstra Group			
		As at 30 June			
		2003	2003	2002	2001
	Note	$m	US$m	$m	$m
Reconciliation of shareholders' equity to USGAAP					
AGAAP shareholders' equity per statement of financial position		15,422	10,333	14,106	13,722
Cumulative adjustments required to agree with USGAAP					
Property, plant and equipment	30(a)	96	65	419	622
Listed investments (available-for-sale securities)	30(b)	57	38	103	417
Dividend payable	7,17,30(c)	-	-	1,415	1,416
Minority interests	30(d)	(2)	(2)	2	(483)
Retirement benefits	30(f)	4,217	2,825	4,087	3,615
Mobile phone subsidies	30(k)	-	-	-	(30)
Income tax	30(l)	(1,031)	(691)	(1,293)	(1,337)
Employee share loans	30(m)	(198)	(133)	(230)	(270)
Redundancy and restructuring provision - fiscal 2000	30(n)	-	-	-	94
Derivative financial instruments and hedging activities	30(o)	(538)	(360)	(133)	(133)
PCCW converting note (available-for-sale security)	30(o)	2	1	-	(104)
Sale of Global Wholesale Business to Reach Limited - fiscal 2001	30(p)	(882)	(591)	(882)	(882)
Equity accounting and write-off adjustments for Reach Limited	30(q)	696	466	41	17
Consolidation adjustment for Telstra CSL Limited (CSL)	30(r)	456	306	821	1,131
Fair value / general reserve adjustments	30(s)	(54)	(36)	(54)	-
Goodwill adjustments	30(t)	(216)	(145)	-	-
Shareholders' equity per USGAAP		18,025	12,076	18,402	17,795
Statement of financial position measured and classified per USGAAP					
Current assets					
Cash	8	1,300	871	1,070	1,077
Accounts receivable, net		3,561	2,386	4,038	4,259
Inventories	10	260	174	204	320
Deferred tax asset	30(l)	166	111	301	171
Other assets		578	387	604	519
Total current assets		5,865	3,929	6,217	6,346
Non current assets					
Receivables		259	174	178	74
Derivative financial instruments		694	465	637	514
Inventories	10	14	9	20	8
Investments - accounted for using the equity method		161	108	386	424
Investments - other non current		238	159	545	1,963
Property, plant and equipment		44,635	29,906	43,800	41,196
Accumulated depreciation of proprerty, plant and equipment		(21,356)	(14,309)	(19,515)	(17,758)
Goodwill, net		2,112	1,415	2,800	2,636
Other intangible assets, net		1,146	768	1,358	1,464
Prepaid pension assets	30(f)	4,217	2,825	4,087	3,615
Other assets		2,437	1,633	2,206	2,078
Total non current assets		34,557	23,153	36,502	36,214
Total assets		40,422	27,082	42,719	42,560

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP (continued)

		Telstra Group			
		As at 30 June			
		2003	2003	2002	2001
	Note	$m	US$m	$m	$m
Statement of financial position measured and classified per USGAAP (continued)					
Current liabilities					
Payables		2,525	1,692	2,793	2,823
Borrowings - short term debt	16	644	431	606	2,552
Borrowings - long term debt due within one year	16	679	455	1,260	52
Income tax payable	4	660	442	632	657
Provisions		353	237	488	557
Revenue received in advance		991	664	1,037	1,128
Total current liabilities		5,852	3,921	6,816	7,769
Non current liabilities					
Payables		13	9	129	120
Derivative financial instruments		549	368	267	103
Borrowings - long term debt		11,580	7,758	12,372	11,943
Income tax payable		-	-	-	91
Deferred tax liability	30(l)	3,011	2,017	3,449	2,967
Provisions		814	545	848	846
Revenue received in advance		576	386	438	456
Total non current liabilities		16,543	11,083	17,503	16,526
Total liabilities		22,395	15,004	24,319	24,295
Minority interests		2	2	(2)	470
Net assets		18,025	12,076	18,402	17,795
Shareholders' equity					
Contributed equity	18	6,433	4,310	6,433	6,433
Share loan to employees	30(m)	(198)	(133)	(230)	(270)
Additional paid in capital from employee share plans	30(m)	333	223	333	292
Total share capital		6,568	4,400	6,536	6,455
Accumulated other comprehensive (loss)/income (reserves) (viii)		(554)	(371)	(27)	532
Retained earnings		12,011	8,047	11,893	10,808
Total shareholders' equity		18,025	12,076	18,402	17,795

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP (continued)

(viii) Accumulated other comprehensive (loss)/income (reserves)

Accumulated other comprehensive (loss)/income, net of related tax, for USGAAP consists of the following components:

	Telstra Group		
	As at 30 June		
	2003	2002	2001
	$m	$m	$m
General reserve	**-**	-	4
Foreign currency translation reserve	**(645)**	(98)	188
(tax effect)	**72**	17	(15)
	(573)	(81)	173
Derivative financial instruments	**(22)**	(27)	(31)
(tax effect)	**7**	9	9
	(15)	(18)	(22)
Unrealised gain on available-for-sale securities	**47**	103	511
(tax effect)	**(13)**	(31)	(134)
	34	72	377
Accumulated other comprehensive (loss)/ income (net of tax)	**(554)**	(27)	532

Other comprehensive loss disclosure

Other comprehensive loss is calculated by totalling movements in shareholders' equity that are not related to contributions from owners or payments to owners.

	Telstra Group		
	Year ended 30 June		
	2003	2002	2001
	$m	$m	$m
General reserve	**-**	(4)	3
Foreign currency translation reserve (after tax)	**(492)**	(254)	214
Derivative financial instruments (after tax)	**3**	4	(22)
Unrealised (loss)/gain on available-for-sale securities (after tax)	**(49)**	(302)	31
Realised loss/(gain) on sale of available-for-sale securities (after tax) transferred to net income	**11**	(3)	(266)
USGAAP other comprehensive loss	**(527)**	(559)	(40)

The re-classification out of accumulated other comprehensive (loss)/ income to net income was determined on the basis of specific identification.

In fiscal 2003, the proceeds from sales of available-for-sale equity securities were $7 million (2002: $22 million, 2001: $603 million).

Total comprehensive income disclosure

Total comprehensive income is calculated by adding net income and other comprehensive loss.

	Telstra Group		
	Year ended 30 June		
	2003	2002	2001
	$m	$m	$m
Net income per USGAAP	**3,450**	3,898	3,576
USGAAP other comprehensive loss	**(527)**	(559)	(40)
USGAAP Total comprehensive income	**2,923**	3,339	3,536

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP

30(a) Property, plant and equipment

Revaluations

Prior to 1 July 2000, AGAAP allowed property, plant and equipment to be revalued upwards. Increases in revalued amounts were recorded in an asset revaluation reserve, unless they reversed a previous revaluation decrease charged to the statement of financial performance. Impairments (decreases) to asset values were recorded in the statement of financial performance, unless they reversed a previous increase still remaining in the asset revaluation reserve.

Revaluations of property, plant and equipment are not allowed under USGAAP, except for permanent impairments. Including the broadband network described below, the net adjustment included in the reconciliation to shareholders equity to reduce revalued property, plant and equipment to historical cost for revaluations and impairments not allowed under USGAAP is $401 million for fiscal 2003 (2002: $407 million; 2001: $371 million). For fiscal 2003, net adjustments for depreciation and disposals of $6 million benefit (2002: $36 million expense; 2001: $2 million benefit) has been included in the reconciliation of net income to USGAAP.

Under USGAAP, a permanent impairment loss can only be recorded when the future undiscounted cash flows relating to a group of assets are less than the recorded amount of the assets. Under AGAAP, impairment losses are recorded in accordance with Telstra's accounting policy when discounted future cash flows are less than the recorded amount of the asset. Under AGAAP, in note 3, we recorded no impairment losses during fiscal 2003 or fiscal 2002 and a $31 million impairment loss in fiscal 2001. This loss related to Infrastructure Services & Wholesale projects that were cancelled and the related capitalised internal use software that was written off. This write off was allowed under USGAAP and no adjustment to the USGAAP reconciliation was made.

USGAAP Impairment loss reversal - broadband network: In fiscal 1997, under AGAAP we wrote down the value of our broadband network. We recognised an impairment loss of $342 million in net income and $245 million was adjusted against the asset revaluation reserve. Under USGAAP, the initial future undiscounted cash flows derived from our broadband network were greater than the recorded value and continue to be as at 30 June 2003. The reversal of the impairment loss has been adjusted for in the reconciliations of net income and shareholders' equity to USGAAP and additional depreciation of $62 million was recorded in the reconciliation of net income to USGAAP in fiscal 2003 (2002: $62 million; 2001: $62 million), included in the net adjustments above.

Depreciation expense

Depreciation expense for AGAAP and USGAAP has been calculated using the straight line method of depreciation. Under AGAAP, depreciation expense is based on the recorded amount of the asset and is therefore higher for assets that have been revalued upwards. Depreciation expense has been adjusted to reflect depreciation based on original cost in the reconciliations of net income and shareholders' equity to USGAAP.

Indirect overheads included as part of the cost of constructed assets

Under AGAAP, before 1 July 1996 we recorded overhead costs directly associated with the construction of our communication assets as part of the cost of those assets. We expensed all indirect overhead costs as incurred. From 1 July 1996, indirect overhead costs (as well as direct overhead costs) associated with operations and management personnel directly involved in the construction of our communication assets have been recorded as part of the cost of those assets. This policy is now the same as USGAAP.

To reflect the current policy, as if it had always been in place for USGAAP purposes, before 1 July 1996, capitalised overheads with a net book value of $515 million (2002:$638 million, 2001: $782 million) have been included in the reconciliation of shareholders' equity to USGAAP as at 30 June 2003. For fiscal 2003, additional depreciation and disposals of $123 million (2002: $144 million; 2001: $142 million) have been included in the reconciliation of net income to USGAAP.

Borrowing costs included as part of the cost of constructed assets

Under AGAAP, before 1 July 1996, we expensed all borrowing costs when incurred. From 1 July 1996, borrowing costs relating to the construction of property, plant and equipment for internal use are recorded as part of the cost of the asset. This policy is now the same as USGAAP.

To reflect the current policy, as if it had always been in place for USGAAP purposes, before 1 July 1996, capitalised interest with a net book value of $144 million (2002:$188 million, 2001: $213 million) have been included in the reconciliation of shareholders' equity to USGAAP as at 30 June 2003. For fiscal 2003, additional depreciation and disposals of $44 million (2002: $24 million; 2001: $51 million) have been included in the reconciliation of net income to USGAAP.

Re-classification of assets held for sale

Under AGAAP, in fiscal 2002 we classified some land and buildings held for sale as other current assets (refer note 14). Under USGAAP, usually assets held for sale should be classified as current assets. However, as these assets were part of a sale and leaseback transaction, the land and buildings remained in property, plant and equipment until the sale was complete. In fiscal 2002, these assets were reclassified, with a net increase to property, plant and equipment of $435 million.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(a) Property, plant and equipment (continued)

Reversal of gain on sale of property sold as part of a sale and lease back transaction

The property held for sale under AGAAP in fiscal 2002 was sold in fiscal 2003. Under AGAAP the net gain was recognised in net income.

Under USGAAP, any gains made on assets as part of a sale and leaseback transaction must be deferred and recognised over the period of the underlying leases. For fiscal 2003, the net gain reversed was $162 million before tax and $49 million tax expense in the reconciliations of net income and shareholders' equity to USGAAP.

Profits/(losses) on the sale of assets

Under AGAAP, proceeds on sale of non current assets are recorded as revenue from ordinary activities - other revenue, and the net book value of assets sold is recorded as other operating expenses, with the net impact representing the profit or loss on sale of non current assets.

For USGAAP, the sale of non current assets is not considered to be an operating activity and as a result the net profit or loss on the sale of non-current assets is reclassified to other income below operating income.

AGAAP reported profits or losses on the sale of revalued assets are based on revenue received less revalued net book value. For USGAAP, profits or losses are based on revenue received less historical net book value. Adjustments are made to the reconciliation of net income to USGAAP to record this difference in the profit or loss on sale.

Asset retirement obligations

We adopted the requirements of SFAS 143 "Accounting for Asset Retirement Obligations" (SFAS 143) for the first time from 1 July 2002. SFAS 143 requires us to recognise the fair value of a liability for any legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, development, or normal operation of a long-lived asset, with the cost capitalised as part of the asset carrying value.

Asset retirement obligations exist on general purpose leased buildings and certain mobile tower communication assets that are situated on land held under operating leases. Our treatment under AGAAP of these obligations is detailed in note 1.18(c). We have calculated the impact of adopting SFAS 143 and have determined that it is not material to us. Therefore, no adjustment has been made to the USGAAP reconciliation.

30(b) Investments

Investments in joint venture entities and associated entities

From 1 July 1997, we adopted the equity method of accounting for investments in joint venture entities and associated entities (refer note 1.10(b)). Under AGAAP, equity accounting is suspended where the cumulative share of losses and reserve movements have reduced the participating equity investment to zero.

Under USGAAP, equity accounted losses are required to be recognised in net income to the extent that we have other non participating investments in the equity accounted entity (i.e. preference shares or loans). In fiscal 2003 we ceased equity accounting our Reach investment under AGAAP due to the investment being written off to zero.

On 25 April 2003 we made a capacity prepayment of $230 million (US$143 million) to Reach. This advance will accrue interest on a compounding basis at a market reference rate and is to be repaid through the provision of capacity in the future at market prices. This is recorded as a receivable under AGAAP (refer to note 9). Under USGAAP, this amount (including accrued interest) is considered to be a non participating investment in Reach. As such we continue to equity account our share of the net assets and losses of Reach under USGAAP as an adjustment to the adjusted basis of the receivable. Refer to note 30(q) for further details regarding this adjustment.

In fiscal 2001, our investment in Reach Limited, was initially recorded at a cost of negative $30 million (refer note 30(p)). This negative investment was increased to zero by crediting the goodwill created on the acquisition of Telstra CSL Limited (CSL).

Equity securities (joint venture entities and associated entities)

Under AGAAP, temporary changes in the fair values of debt and equity securities are not required to be adjusted and recorded in the financial statements. AGAAP however does require permanent impairments in the value of debt and equity securities to be recorded in the statement of financial performance.

Under USGAAP, Statement of Financial Accounting Standards No.115 (SFAS 115) "Accounting for Certain Investments in Debt and Equity Securities," we are required to account for debt and equity securities based on our intention to hold or sell the securities. Securities classified as held-to-maturity are stated at cost unless there is a decline in fair value that is considered permanent. This reduction is recorded in the statement of financial performance. Securities classified as available-for-sale are recorded at fair value with changes in fair value, other than a permanent reduction, recorded in a separate component of shareholders' equity (accumulated other comprehensive income) until realised. Realised gains and losses are then recorded in the statement of financial performance.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(b) Investments (continued)

Available-for-sale securities

The following is a summary of our available-for-sale debt and equity securities:

	Note	Principal $m	Accrued interest $m	Amortised cost $m	Fair value $m	Net unrealised gain $m
		Telstra Group As at 30 June 2003				
Marketable securities included in cash:						
Bank bills and promissory notes		1,101	3	1,104	1,104	-
Equity securities:						
Listed investments	11	32	-	-	89	57
Income tax expense						(17)
						40
Debt securities:						
PCCW converting note - US$47 million face value	30(o)	95	-	-	85	(10)
Income tax benefit						4
						(6)
Total unrealised gain (net of tax) on available-for-sale securities						34

	Note	Principal $m	Accrued interest $m	Amortised cost $m	Fair value $m	Net unrealised gain $m
		Telstra Group As at 30 June 2002				
Marketable securities included in cash:						
Bank deposits, bank bills and promissory notes		759	2	761	761	-
Marketable securities due within one year:						
Bank bills and promissory notes		382	1	383	383	-
Equity securities:						
Listed investments	11	41	-	-	144	103
Income tax expense						(31)
						72
Debt securities:						
PCCW converting note - US$190 million face value	30(o)	337	-	-	337	-
Total unrealised gain (net of tax) on available-for-sale securities						72

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(b) Investments (continued)

	Telstra Group	
	As at 30 June	
	2003	2002
	$m	$m
Held-to-maturity securities		
Marketable securities maturing in less than one year:		
Foreign currency deposits (a)	-	6

(a) Foreign currency deposits are directly related to our finance lease liabilities and can only be used for settlement of these finance leases. The cost basis above equates to fair value.

30(c) Dividend payable recognition

In fiscal 2002 and 2001, under AGAAP, dividends declared after balance date and before approval of the financial reports were recognised as a liability in those financial statements.

Under USGAAP, provisions for dividends are only recognised as liabilities if the dividends are formally declared before balance date. The effect of this adjustment is disclosed in the reconciliation of shareholders' equity to USGAAP. In fiscal 2003, due to a change in AGAAP, AGAAP is now consistent with USGAAP and this adjustment is no longer required. Refer to note 7 for additional disclosures on dividends.

The dividends per share for USGAAP (including the TESOP 97 and TESOP 99 options outstanding (refer note 30(m) below) as issued shares) in Australian dollars for the last three years are:

	Telstra Group		
	Year ended 30 June		
	2003	2002	2001
	¢	¢	¢
Dividends paid per share:			
Total dividends paid per share per USGAAP	26.0	22.0	18.0

30(d) Minority interests (defined as outside equity interests per AGAAP)

Under AGAAP, minority interests are included in shareholders' equity in 'Outside equity interests'. Under USGAAP, minority interests are disclosed as a separate component of net assets rather than included in shareholders' equity. The effect of this adjustment has been disclosed in the reconciliation of shareholders' equity to USGAAP.

30(e) Dealer commissions and bonuses classification

Under AGAAP, dealer commissions and bonuses are included in goods and services purchased as they are directly related to our sales revenue. Under USGAAP, they are classified as other operating expenses. In the statement of financial performance measured and classified under USGAAP, we have reclassified $379 million of dealer commissions and bonuses from goods and services purchased to other operating expenses (2002: $353 million; 2001: $386 million).

30(f) Retirement benefits

Pension costs/benefits (defined as superannuation expense under AGAAP) for our defined benefit plans are based on contributions payable to the plans for the year, at rates determined by the actuary of the defined benefit plans. Refer to note 22 for details of our superannuation plans.

For our defined benefit schemes, where scheme assets are greater than members' vested entitlements, the difference is recorded as a prepaid pension asset. Where there has been a shortfall in prior years of the net market value of the scheme assets when compared to members' vested entitlements, we have provided for the present value of any shortfall, to the extent that the shortfall represents a present obligation.

Under USGAAP, pension costs/benefits for defined benefit plans are accounted for under Statement of Financial Accounting Standards No. 87 (SFAS 87) "Employers' Accounting for Pensions" and are calculated by an actuary using the projected unit credit method. This method includes current service cost, interest cost, return on plan assets and amortisation of transition assets. Aggregated unrecorded gains and losses of the plans exceeding 10% of the greater of the aggregated projected benefit obligation or the market value of the plan assets are amortised over the average expected service period of active employees expected to receive benefits under the plan.

We adopted SFAS 87 on 1 July 1992, as it was not feasible to adopt SFAS 87 from its effective date of 1 July 1989. The transition asset recorded under SFAS 87 is being amortised from 1 July 1992 over 12 years, ending 30 June 2004. Where scheme assets are greater than the present obligations relating to members' vested entitlements, the difference is recognised as an asset in accordance with USGAAP.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(f) Retirement benefits (continued)

The effect of the adjustments required by SFAS 87 to retirement benefit expense/gain has been disclosed in the USGAAP reconciliations. If we had reported our net periodic pension cost/benefit and the funded status of the defined benefit superannuation plans in accordance with the accounting principles and actuarial assumptions under USGAAP, the disclosures required are as follows:

		Telstra Group			
		Year ended 30 June			
		2003	2003	2002	2001
	Note	$m	US$m	$m	$m
Net periodic pension (benefit)/cost (all funds combined)					
The components of net periodic pension cost for our defined benefit superannuation plans are as follows:					
Service cost on benefits earned		337	226	333	380
Interest cost on projected benefit obligation		657	440	716	779
Expected return on assets		(1,003)	(672)	(1,292)	(1,281)
Expenses and taxation		74	50	74	70
Member contributions for defined benefits		(113)	(76)	(109)	(113)
Amortisation of transition asset		(84)	(56)	(85)	(87)
Amortisation of fund loss		30	20	-	-
Transfers to CSL retirement scheme (i)		6	4	-	-
Settlement gain		(26)	(17)	(107)	(349)
Net periodic pension benefit per USGAAP		(122)	(81)	(470)	(601)
Reverse amount expensed for AGAAP (labour expense)		(8)	(5)	(2)	(14)
Net periodic pension benefit USGAAP adjustment		(130)	(86)	(472)	(615)
Writeback of superannuation additional liability	3(c)	-	-	-	725
Total USGAAP adjustment - retirement benefit (gain)/expense		(130)	(86)	(472)	110
We used the following major assumptions to account for our defined benefit superannuation plans for the years ended 30 June:					
Discount rate		5.00%	5.00%	6.50%	6.00%
Expected rate of increase in future salaries		3.49%	3.49%	4.00%	3.50%
Expected long-term rate of return on assets		7.50%	7.50%	8.50%	8.50%
Reconciliation of change in benefit obligation (all funds combined)					
Projected benefit obligation at beginning of year		9,537	6,390	9,146	9,929
Service cost		337	226	333	380
Interest cost		657	440	716	779
Transfers to CSL retirement scheme (i)		80	54	-	-
Member contributions		122	82	117	87
Benefit payments		(945)	(633)	(902)	(1,196)
Curtailments loss		9	6	32	-
Foreign currency exchange rate changes		(12)	(8)	-	-
Actuarial loss/(gain)		464	311	95	(833)
Projected benefit obligation at end of year		10,249	6,868	9,537	9,146

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(f) Retirement benefits (continued)

	Telstra Group			
	Year ended 30 June			
	2003 $m	2003 US$m	2002 $m	2001 $m
Reconciliation of change in fair value of plan assets (all funds combined)				
Fair value of plan assets at beginning of year	12,208	8,179	13,502	13,486
Actual return on plan assets	53	36	(544)	1,068
Transfers to CSL retirement scheme (i)	74	50	-	-
Employer contributions	8	5	2	14
Member contributions for defined benefits	113	76	109	113
Transfers/member contributions for accumulation benefits	122	82	117	87
Benefit payments	(945)	(633)	(904)	(1,196)
Plan expenses	(13)	(9)	(13)	(14)
Foreign currency exchange rate changes	(13)	(9)	-	-
Contribution tax	(61)	(41)	(61)	(56)
Fair value of plan assets at end of year	11,546	7,736	12,208	13,502
Reconciliation of funded status of plan (all funds combined)				
Projected benefit obligation	(10,249)	(6,868)	(9,537)	(9,146)
Plan assets at fair value	11,546	7,736	12,208	13,502
Funded status	1,297	868	2,671	4,356
Unrecognised net transition asset (ii)	(79)	(53)	(169)	(255)
Unrecognised net actuarial loss/(gain) (ii)	2,999	2,010	1,585	(486)
Prepaid pension asset at 30 June	4,217	2,825	4,087	3,615

(i) On 1 December 2002, Telstra CSL Limited (CSL) established a new scheme known as the HK CSL Retirement Scheme. Previously, CSL participated in the Pacific Century CyberWorks (PCCW) Retirement Scheme, the scheme of its previous immediate parent. The assets attributable to CSL of the previous scheme were transferred to the HK CSL Retirement Scheme. Refer to note 22 for further details.

(ii) Settlements recorded in net periodic pension benefit/cost have effected the unrecognised net transition asset and the unrecognised net actuarial loss/(gain) as follows:
(a) unrecognised transition asset; 2003: $1 million gain; 2002: $1 million gain; 2001: $6 million loss.
(b) unrecognised net actuarial gain; 2003: $26 million; 2002: $110 million; fiscal 2001: $343 million.

30(g) Employee entitlements - Long Service Leave

Our employee entitlement provisions include a liability for long service leave. Refer to note 1.18 (a) for a definition of long service leave. The assumptions used to calculate this liability for AGAAP are consistent with those used under SFAS 87 for USGAAP.

30(h) Enterprise bargaining agreements

Fiscal 2003 saw Telstra negotiate with its Staff Associations a new redundancy agreement and six separate Business Unit Enterprise Agreements (the Agreements). The Agreements provide improved operating efficiencies for both management and staff and provide a firm basis for future productivity improvements and ability to respond to our customers needs.

As provided for in the Agreements the staff covered by these Agreements received a 2% salary increase in January 2003. A further four 2% increases will be paid every six months, effective July 2003.

These Agreements are due to expire in June 2005 and implementation plans are presently underway towards realising the benefits provided for by these new Enterprise Agreements.

As at 30 June 2003 approximately 54% of full time staff were covered by the Business Unit Enterprise Agreements and the Telstra Shop Agreement.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(i) Software assets developed for internal use

Under AGAAP, before 1 July 1996, we did not record costs associated with software developed for internal use as software assets. From 1 July 1996, we recorded costs (including borrowing costs) associated with software developed for internal use as software assets. This policy is now the same as USGAAP. These costs include direct labour (both internal and external) and other directly associated costs.

To reflect the current policy as if it had always been in place for USGAAP purposes before 1 July 1996 in the reconciliations of net income and shareholders' equity to USGAAP, we originally recorded $1,370 million as software assets and accumulated amortisation of $732 million. These assets have been fully amortised and/or disposed of in full during fiscal 2001, therefore there are no further reconciling items included in the reconciliation of net income for fiscal 2003 (2002: $Nil; 2001: $25 million).

30(j) Revenue recognition - cumulative adjustment

On 3 December 1999, the United States Securities Exchange Commission (SEC) released "Staff Accounting Bulletin (SAB) No. 101 - Revenue Recognition", (SAB 101), which provides guidance on our recognition, presentation and disclosure of revenue in financial statements filed with the SEC. This guidance was adopted in fiscal 2001 in our AGAAP financial statements, refer to note 1.2 for a description of the initial impact of the change in the accounting policy and note 1.19 for revenue accounting policies.

In fiscal 2001, there were no differences in total net income between AGAAP and USGAAP other than a reclassification of the cumulative effect on adoption of SAB 101 from sales revenue and direct cost of sales to the cumulative effect of change in accounting principle, net of tax. In future years there will be no further differences between USGAAP and AGAAP as we have aligned AGAAP revenue recognition policies to accord with US requirements.

30(k) Mobile phone subsidies

Under AGAAP, from 1 July 1999, we changed our accounting policy relating to subsidies provided to our customers when they purchase mobile phones. From this date, we deferred the subsidy provided to customers who enter into mobile phone contracts with a length of two years or greater. This policy was considered to be inconsistent with industry practice in the United States and therefore $174 million of costs were expensed under USGAAP in fiscal 2000 and reversed as an expense as the amounts were amortised under AGAAP during fiscal 2001 and fiscal 2002.

Due to changes in industry practice in the United States, this policy is now consistent with USGAAP from fiscal 2001. The amounts recognised in the USGAAP reconciliation of shareholders equity in fiscal 2000 have now been fully reversed in fiscal 2002. From 1 July 2002 there are no further adjustments.

30(l) Income tax

Under AGAAP, timing differences are recorded in the statement of financial position as deferred tax assets and liabilities using the liability method of tax effect accounting. Future income tax benefits relating to tax losses and timing differences are not recorded as an asset unless the benefit is considered virtually certain of being realised.

Under USGAAP, deferred tax assets and liabilities are created for all temporary differences between the accounting and tax bases of assets and liabilities that will reverse during future taxable periods, including tax losses. Deferred tax assets are reduced by a valuation allowance if, in the opinion of management, it is more likely than not that some portion, or all of the deferred tax asset, will not be realised. We increase or decrease our deferred tax balances for the income tax effect of accounting differences included in our reconciliations of net income and shareholders' equity to USGAAP.

AGAAP requires the effect of a change in the income tax rate to be included in the calculation of deferred tax balances when the change has been announced by the Treasurer of the Commonwealth. USGAAP requires the tax rate change to be recognised in the year that the Australian Parliament has approved the legislation and it has received royal assent from the Governor General of Australia (Head of State).

For AGAAP, we classify all deferred tax balances as non current. For USGAAP, the classification between current and non current is based on the statement of financial position classification of the underlying net current and non current asset or liability. Where there is no underlying asset or liability the classification is based on when the temporary difference is expected to reverse. The effect of this has been disclosed in the statement of financial position measured and classified per USGAAP.

Under AGAAP and USGAAP we do not create deferred tax assets or liabilities for temporary differences relating to investments where there is no intention of disposing of the investment or where we are incapable of realising any benefit or incurring any obligations due to tax law restrictions.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(l) Income tax (continued)

	Telstra Group			
	As at 30 June			
	2003 $m	2003 US$m	2002 $m	2001 $m
Future income tax benefit (deferred tax assets)				
Property, plant and equipment	33	22	33	46
Foreign exchange translation, hedge and other finance costs	238	159	58	48
Employee entitlements	252	169	331	275
Revenue received in advance	49	33	7	10
Inventory valuation	9	6	-	6
Provisions	99	66	212	29
Tax losses	-	-	-	5
Other	171	115	104	145
Total deferred tax assets under USGAAP	851	570	745	564
Deferred income tax (deferred tax liabilities)				
Property, plant and equipment	2,366	1,585	2,521	2,033
Foreign exchange translation, hedge and other finance costs	-	-	1	19
Prepaid pension cost	1,265	847	1,226	1,085
Prepayments	3	2	6	8
Expenditure accruals	-	-	69	-
Marketable securities	1	1	27	102
Other	61	41	43	113
Total deferred tax liabilities under USGAAP	3,696	2,476	3,893	3,360
Net deferred tax liability under USGAAP	(2,845)	(1,906)	(3,148)	(2,796)
Represented by:				
AGAAP future income tax benefit - non current	-	-	132	114
AGAAP deferred income tax - non current	(1,814)	(1,215)	(1,987)	(1,573)
USGAAP/AGAAP income tax differences	(1,031)	(691)	(1,293)	(1,337)
Net deferred tax liability under USGAAP	(2,845)	(1,906)	(3,148)	(2,796)
Reported as follows for the USGAAP statement of financial position:				
Current deferred tax asset (future income tax benefit)	169	113	307	183
Current deferred tax liability (deferred income tax)	(3)	(2)	(6)	(12)
Net current deferred tax asset (future income tax benefit)	166	111	301	171
Non current deferred tax asset (future income tax benefit)	682	457	438	381
Non current deferred tax liability (deferred income tax)	(3,693)	(2,474)	(3,887)	(3,348)
Net non current deferred tax liability (deferred income tax)	(3,011)	(2,017)	(3,449)	(2,967)
	(2,845)	(1,906)	(3,148)	(2,796)
The components of income tax expense for USGAAP are:				
Current tax expense	1,567	1,051	1,608	1,498
Deferred tax expense	(180)	(121)	235	540
(Over)/under provision in prior year	(28)	(19)	16	6
Income tax expense for USGAAP	1,359	911	1,859	2,044

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(m) Employee share plans and compensation expenses

Our employee and executive share plans are described in note 19. AGAAP does not require certain employee compensation and option expenses to be recorded in the statement of financial performance for our employee share plans.

Under USGAAP, we have adopted Statement of Financial Accounting Standards No.123 (SFAS 123) "Accounting for Stock Based Compensation,". Under this method, compensation expense is calculated based on the fair value of options on the grant date and recognised over the associated service period, which is usually the vesting period. USGAAP requires that shares issued under TESOP 97 and TESOP 99 in conjunction with non-recourse loans be accounted for as options. In addition options, restricted shares, performance rights and deferred shares issued under the Telstra Growthshare executive compensation scheme are also accounted for as options.

In fiscal 2003, there was no additional compensation expense included in the reconciliation of net income for USGAAP (2002: $41 million; 2001: $9 million). A life to date expense of $333 million is recorded as additional paid in capital in total shareholders equity for USGAAP. The outstanding balance of the loans for TESOP 97 and TESOP 99 provided to employees is deducted from shareholders' equity rather than classified as a receivable. The Telstra Growthshare trust loan is not reclassified as it is not linked to non-recourse loans.

There is no income tax effect on the additional compensation expense for USGAAP as it is a permanent difference (non taxable) for TESOP 97, TESOP 99 and Growthshare schemes.

A brief description of the schemes and details of options granted and outstanding under each scheme are as follows:

TESOP General

Options allocated to employees under the TESOP schemes all vested immediately upon grant and will expire at the earlier of repayment of the loan balance or the termination of employment. Employee compensation expense has been recognised on inception of the TESOP 97 scheme (fiscal 1998 and subsequent loyalty share issues) and TESOP 99 scheme (fiscal 2000 and subsequent loyalty share issues). Dividends on both TESOP schemes are not recorded as further compensation expense as their forecasted value was included when calculating the initial option valuations.

For fiscal 2002 and 2001, only the TESOP 97 options are dilutive for the USGAAP earnings per share calculation as the exercise price of the TESOP 99 options was above the average Telstra share price.

TESOP 97

There were 98,547,625 options outstanding at 30 June 2000.
Fiscal 2001 options exercised 24,324,500 - resulting in 74,223,125 options outstanding at 30 June 2001.
Fiscal 2002 options exercised 10,749,750 - resulting in 63,473,375 options outstanding at 30 June 2002.
Fiscal 2003 options exercised 9,141,250 - resulting in 54,332,125 options outstanding at 30 June 2003.

At 30 June 2003, the weighted average expected life of the options was 2 years. The weighted average price of the option at 30 June 2003, 30 June 2002 and 30 June 2001 was $1.58.

TESOP 99

There were 16,816,400 options outstanding at 30 June 2000.
Fiscal 2001 options exercised 1,150,000 - resulting in 15,666,400 options outstanding at 30 June 2001.
Fiscal 2002 options exercised 700,900 - resulting in 14,965,500 options outstanding at 30 June 2002.
Fiscal 2003 options exercised 136,900 - resulting in 14,828,600 options outstanding at 30 June 2003.

At 30 June 2003, the weighted average expected life of the options was 4 years. The weighted average price of the option at 30 June 2003, 30 June 2002 and 30 June 2001 was $3.53.

TESOP 99 loyalty shares

In fiscal 2001 we recognised compensation expense of $8 million for loyalty shares issued to employees by the Commonwealth.

Telstra Growthshare General

The Telstra Growthshare options issued under all schemes vest when the performance hurdles have been reached and the executive pays the exercise price per share. The Growthshare restricted share options, performance right options and deferred share options allocated to employees under all schemes vest when the performance hurdles have been reached or period of service completed.

For USGAAP compensation expense is measured in the year that the options are granted less any compensation expense paid under AGAAP based on calculated "option values" for Growthshare options, restricted share options, performance right options and deferred share options. An allowance is made for expected resignations and cancellations when calculating the various option values.

These options, restricted share options, performance right options and deferred share options are not dilutive for earnings per share calculations.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(m) Employee share plans and compensation expense (continued)

Telstra Growthshare 2000

There were 2,708,000 options and 463,500 restricted share options outstanding at 30 June 2000.

Fiscal 2001 options lapsed 445,333 - resulting in 2,262,667 options outstanding at 30 June 2001. Fiscal 2001 restricted share options lapsed 89,500 - resulting in 374,000 restricted share options outstanding as at 30 June 2001.

Fiscal 2002 options lapsed 137,000 - resulting in 2,125,667 options outstanding at 30 June 2002. Restricted share options lapsed 23,312 - resulting in 350,688 restricted share options outstanding as at 30 June 2002.

Fiscal 2003 options lapsed 591,945 - resulting in 1,533,722 options outstanding at 30 June 2003. Restricted share options lapsed 90,410 - resulting in 260,278 restricted share options outstanding at 30 June 2003.

Telstra Growthshare 2001

Fiscal 2001 options granted - 4,852,910, options lapsed 366,742 - resulting in 4,486,168 options outstanding at 30 June 2001. In addition restricted share options of 1,005,771 were granted with 76,013 lapsing resulting in 929,758 restricted share options outstanding at 30 June 2001.

Fiscal 2002 options lapsed 296,617 resulting in 4,189,551 options outstanding at 30 June 2002. Restricted share options lapsed 59,058 - resulting in 870,700 restricted share options outstanding as at 30 June 2002.

Fiscal 2003 options lapsed 668,891 resulting in 3,520,660 options outstanding at 30 June 2003. Restricted share options lapsed 132,740 - resulting in 737,960 restricted share options outstanding at 30 June 2003.

Telstra Growthshare 2002

Fiscal 2002 options granted - 39,102,000, options lapsed 532,305 resulting in 38,569,695 options outstanding at 30 June 2002. In addition, performance rights options of 3,704,300 were granted with 50,859 lapsing resulting in 3,653,441 performance rights options outstanding at 30 June 2002.

Fiscal 2003 options lapsed 4,298,750 resulting in 34,270,945 options outstanding at 30 June 2003. Performance rights options lapsed 406,286 - resulting in 3,247,155 performance rights options outstanding at 30 June 2003.

Telstra Growthshare 2003

Fiscal 2003 deferred share options of 2,145,100 were granted with 8,925 exercised and 91,577 lapsing resulting in 2,044,598 deferred share options outstanding at 30 June 2003. In addition, 4,290,200 performance right options were granted with 211,774 lapsing resulting in 4,078,426 performance right options outstanding at 30 June 2003.

For the valuation methodology and assumptions regarding Telstra Growthshare issues, refer to note 19(c).

30(n) Redundancy and restructuring provisions

In fiscal 2000, under AGAAP, we recorded a provision for redundancy and restructuring of $486 million before tax. The amount charged for income tax expense was $175 million with a net amount after tax of $311 million. We satisfied the AGAAP requirements for recording this provision. However, under USGAAP, we did not meet the stricter requirements imposed on us to be able to record the provision. By fiscal 2002, this provision had been fully utilised. Therefore, we reversed the AGAAP provision in the reconciliation of shareholders' equity to USGAAP for fiscal 2001 and recognised the movement in this provision in fiscal 2002 as an expense in the reconciliation to net income of $94 million (2001: $392 million).

Redundancy and restructuring disclosures for fiscal 1997 program

The disclosures required by USGAAP for the redundancy and restructuring provision recorded by us are as follows:

In fiscal 1997, we approved a plan to reduce the number of employees by approximately 25,500 to approximately 51,000 employees by 30 June 2000. In June 1998, we also approved a three year plan, to 30 June 2001, which included an additional reduction of approximately 2,000 employees by redundancy. We effected the reduction in employees through a combination of natural attrition and outsourcing (approximately 6,700 employees) and voluntary redundancy offers and involuntary terminations (approximately 20,800 employees). Reductions have occurred primarily in sales and service areas, communication assets, broadband rollout construction areas and field operations and maintenance staff.

The total estimated cost of the fiscal 1997 redundancy program was $1,320 million including estimated severance and award payments of $1,043 million and estimated career and transition costs of $277 million. There has been no reversal of costs no longer required to the statement of financial performance.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(n) Redundancy and restructuring provisions (continued)

Career transition costs include payments to employees who are in the outplacement process and amounts paid to third parties for the outplacement program.

In future periods, the expected number of 80 redundancies and payments of $3 million still remains as a provision balance. For fiscal 2002, staff unrelated to the 1997 program were made redundant and their costs were charged as an expense.

	Telstra Group		
	As at 30 June		
	2003 Number	2002 Number	2001 Number
Accepted offers for redundancy or involuntary redundancies	-	-	8
Expected redundancies	80	80	88

We have made the following payments which have been charged against the provision for redundancy and restructuring:

	Telstra Group		
	As at 30 June		
	2003 $m	2002 $m	2001 $m
Severance payments	-	-	1
Career transition and other employee costs	-	1	8

The fiscal 1997 redundancy and restructuring provision has been substantially utilised as at 30 June 2003. The $3 million provision balance remains due to contractual obligations Telstra has with third parties in relation to outsourcing agreements, superannuation arrangements and surplus leased space.

The impact of redundancies has been taken into consideration in the SFAS 87 calculation in note 30(f) Retirement benefits.

30(o) Derivative financial instruments and hedging activities

Our risk management policies and objectives of entering into derivative financial instruments have been disclosed in note 29, "Additional financial instrument disclosures."

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". SFAS 133 requires us to recognise all of our derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognised in net income during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognised in net income during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is that reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. For derivative instruments not designated as hedging instruments, the gain or loss is recognised in net income during the period of change.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(o) Derivative financial instruments and hedging activities (continued)

Effective 1 July 2000, we adopted SFAS 133 in the reconciliations to financial reports prepared using USGAAP. On adoption we recognised, as a cumulative effect of change in accounting principle, a charge of $27 million, before tax, in the statement of financial performance measured and classified per USGAAP and a charge of $47 million, before tax, in other comprehensive income. The basis of accounting for the adjustments made on adoption, in either the statement of financial performance or other comprehensive income, is dependent upon the hedging relationships that existed for the particular derivative instrument prior to adoption.

We enter into forward foreign exchange contracts to hedge certain firm commitments denominated in foreign currencies relating to our capital expenditure programs. Under AGAAP, realised gains and losses on termination of these hedges are recognised as a net cost of the equipment acquired.

We are not able to identify specific forward foreign exchange contracts with specific capital expenditure contracts to meet the designation criteria in SFAS 133. As a result, changes in fair value of the forward foreign exchange contracts are required to be recognised in net income for USGAAP purposes. We have recorded a marked to market gain of $5 million in other income per USGAAP for the forward foreign exchange contracts outstanding at 30 June 2003 (2002: $11 million loss; 2001:$4 million gain). We also recorded an additional adjustment of $1 million, net of tax, in other income per USGAAP to reverse net realised foreign exchange gains capitalised in property, plant and equipment in fiscal 2003 under AGAAP (2002:$1 million loss, 2001:$14 million gain).

We enter into interest rate swaps to manage our exposure to interest rate risk relating to our outstanding short-term commercial paper. SFAS 133 does not allow us to consider the interest rate swaps used to manage our interest rate exposure as hedges. As a result, changes in the fair values of these interest rate swaps are required to be included in the reconciliation of net income to USGAAP. We have recorded a marked to market loss of $128 million, before tax, as an expense in other income per USGAAP for changes in fair value of interest rate swap contracts outstanding at 30 June 2003 (2002: $17 million gain; 2001:$77 million loss).

We enter into cross currency interest rate swaps to hedge our exposure to the risk of overall changes in fair value relating to interest rate and foreign currency risk of our foreign currency borrowings. During fiscal 2003, 2002 and 2001, the ineffective portion of our hedging instruments (inclusive of the time value of money) was taken to the statement of financial performance.

During the year ended 30 June 2003, we reclassified $17 million of losses, net of tax, from accumulated other comprehensive income to other income (2002: $15 million; 2001:$15 million). At 30 June 2003 there are no remaining losses recorded in accumulated other comprehensive income related to the repayment of borrowings that have been hedged by interest rate and cross currency swaps in cash flow hedging relationships prior to the adoption of SFAS 133.

PCCW Converting Note

As a part of our strategic alliance with PCCW, we purchased a US$750 million convertible note issued by PCCW in February 2001. This convertible note was convertible at our option into PCCW common stock at a conversion price of HK$6.886 per share. This note was redeemed on 28 June 2002 in consideration for the remaining 40% interest in CSL and a new converting note with a face value of US$190 million.

During the year ended 30 June 2003 we redeemed US$143 million of this converting note in return for entering into a capacity prepayment agreement with Reach Limited as discussed in note 30(b).

Under AGAAP, the initial values of the converting notes are recorded at face value in other non-current receivables. The old convertible note was, and the newly issued note will, continue to be carried at the face value, adjusted for accrued interest and any provision for permanent diminution considered necessary. Any foreign exchange gains and losses on translation of the converting note to A$ are recorded in the statement of financial performance in operating expenses.

Our conversion option contained in the original note was classified as an embedded derivative under SFAS 133 as its underlying risk, relating to changes in the value of PCCW common stock, was not clearly and closely related to changes in the underlying risk of the note, namely changes in interest rates. The note portion of the instrument was classified as an available-for-sale security (refer note 30(b)) with changes in fair value being recorded in other comprehensive income. The fair value of the option in the original note was written off in full before redemption. We recorded a loss of $10 million in fiscal 2002 and $63 million in fiscal 2001.

The newly issued note is also classified as an available-for-sale security and is disclosed in note 30(b).

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(o) Derivative financial instruments and hedging activities (continued)

TelstraClear SFAS 133 adjustments

In November 2001, the underlying debt of TesltraClear was restructured and effectively cancelled and replaced with a new credit facility. The swap contracts were not restructured. As a result, the transition adjustment has been amortised over the maturity schedule of the restructured debt (to June 2002), resulting in amortisation for fiscal 2002 of $3 million.

At June 2002, the change in fair value of the interest rate swap contract of $1 million was recorded as interest income.

30(p) Sale of Global Wholesale Business to Reach Limited

In fiscal 2001, as a part of the strategic alliance with PCCW, a joint venture entity, Reach Limited, was formed through the combination of our international wholesale business and certain other wholesale assets together with certain PCCW assets. Under AGAAP, the investment in the joint venture entity was recognised at its cost of acquisition, being the fair value of the assets transferred net of cash received and including acquisition costs. The gain on sale of the Global Wholesale Business, measured as the difference between the cost of the investment and the net book values of the net assets transferred, was deferred to the extent of our ownership interest retained in the joint venture entity, in this case being 50%.

For US GAAP purposes, the investment in joint venture entities should be recorded at the net book value of the assets and liabilities transferred, reduced by the amount of any cash received by the investor. Where the resultant investment carrying value would be a negative amount, the excess credit is recognised as an adjustment to the amount of goodwill on other components of the interdependent transactions - in this case a reduction of $30 million on the CSL goodwill (refer note 30(r)). Also, for USGAAP, there were differences in the fair valuation of the net assets. These related to pre-1996 capitalised interest, assembled work force and other fair value adjustments.

The total effect of these differences reduces shareholders' equity under USGAAP by $882 million as at 30 June 2003 (2002: $882 million; 2001: $882 million). In fiscal 2001, this adjustment reduced the reconciliation of net income to USGAAP by $882 million.

30(q) Equity accounting and write-off adjustments for Reach Limited

USGAAP adjustments made on the sale of the Global Wholesale Business to Reach in 30 (p) above, will result in ongoing differences in the reconciliations of net income and shareholders' equity to USGAAP.

Under AGAAP, 50% of the profit after tax was deferred and accounted for in the investment carrying value. The deferred gain was to be recognised in the statement of financial performance on a straight line basis over a period of 20 years. For fiscal 2003, this adjustment was $22 million up to the date of write-off of Reach (refer below) and has been reversed for USGAAP (2002: $44 million; 2001: $18 million). Under AGAAP there is no further recognition of this amount due to the write-off.

For USGAAP equity accounting, there is also a calculation of notional negative goodwill at inception that is required to be amortised over the life of the investment. This notional goodwill is determined by comparing the investment carrying value to 50% of the net assets/ (liabilities) of the Reach joint venture. This amount, similar to AGAAP, is not separately recognised in the statement of financial position, however, it is included in the investment carrying amount. This notional goodwill has been written off with the write-off of the Reach investment (refer below).

Write-off of Reach investment

As discussed in notes 3 and 24, as at 31 December 2002, we wrote off the entire carrying amount of our investment in Reach. In accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock", where there is evidence that would indicate a loss in value of an investment that is other than a temporary decline, the loss in value should be recognised. Such factors include, but are not limited to, a current fair value of an investment that is less than its carrying amount and the inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment.

A discounted cash flow model has been used to calculate the fair value of our investment in Reach and as a result the carrying amount has been written down to zero. For AGAAP, this resulted in a write-off of $965 million. However, due to GAAP differences discussed above and in note 30(p), under USGAAP the write-off of the investment was $203 million. Therefore, an additional net adjustment of $762 million was recognised in the reconciliations of net income and shareholders equity to USGAAP. Please refer to note 3 for further explanation of the write down made under AGAAP.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(q) Equity accounting and write-off adjustments for Reach Limited (continued)

Subsequent to the write-off of our investment in Reach, we made a capacity prepayment of $230 million (US$143 million) and hence we continue to equity account for our share of losses and net assets from Reach under USGAAP as discussed in note 30(b). For fiscal 2003, the adjustment required to take account of our share of the equity accounting losses of Reach is $82 million in the reconciliation of net income to USGAAP.

In fiscal 2003 and 2002, there is also a difference due to the adoption of SFAS 133 for Reach. Our share of the SFAS 133 accumulated other comprehensive loss of Reach has decreased the receivable by $22 million (2002: $12 million).

The total net adjustment in the reconciliation of net income to USGAAP in fiscal 2003 for all of these differences is an increase of $665 million (2002: $36 million; 2001: $17 million). The total net adjustment included in the reconciliation of shareholders' equity to USGAAP is $696 million (2002: $41 million; 2001:$17 million).

30(r) Consolidation adjustment for Telstra CSL Limited (CSL)

There are several adjustments that need to be made for the consolidation of CSL for USGAAP purposes.

For AGAAP, gains/losses on a hedge for the purchase of CSL are included in the cost of the acquisition, thereby effecting the determination of goodwill. For USGAAP, gains/losses on hedges of a purchase business combination are recognised in net income. Accordingly, in fiscal 2001, hedging losses of $30 million that were included in the cost of acquisition of CSL for AGAAP, have been recognised in the net income under USGAAP.

For AGAAP, purchase price allocations in an acquisition accounted for as a business combination are not tax effected. The tax effect of basis differences arising from purchase price allocations (fair value adjustments) will be recognised in net income as those basis differences reverse. For USGAAP, such basis differences are treated as temporary differences and tax-effected as part of the acquisition accounting.

For AGAAP, acquisition costs of $999 million were written off on acquisition of CSL in January 2001. In fiscal 2002 and 2001, USGAAP did not allow such a write off, unless it could be supported by an analysis of the undiscounted cash flows of the entity. As a result of an analysis of undiscounted cash flows relating to CSL, a goodwill write off was not supportable under USGAAP in fiscal 2002 and 2001. Accordingly, in fiscal 2001 the goodwill write off was reversed in the reconciliation of net income to USGAAP and is carried forward as a difference in the reconciliation of shareholders' equity to USGAAP. This amount was also amortised in fiscal 2002 for USGAAP. For fiscal 2003 $309 million of goodwill was recorded as an impairment loss under USGAAP, based on the transitional goodwill impairment test. Refer to note 30(t) for further information as to the accounting requirements and basis of the impairment.

Goodwill under AGAAP is translated at its historical foreign currency translation rate as the goodwill arises in $A. Under USGAAP, using the current rate method, goodwill is translated at the spot rate at year end. Amortisation of goodwill is translated using the weighted average rate. Adjustments have been made to restate amortisation at the weighted average exchange rate and to adjust the ending goodwill balance for fluctuations in the Hong Kong dollar, being CSL's functional currency.

The net adjustments above resulted in an increase to goodwill amortisation expense for USGAAP in fiscal 2002 of $52 million and in fiscal 2001 of $23 million. For fiscal 2003 goodwill under USGAAP is no longer amortised, refer note 30(t).

30(s) Fair Value and General Reserve adjustments

In AGAAP, when we acquire a controlled entity, we are required to restate the net identifiable assets of that controlled entity to fair value. To the extent we have an equity accounted ownership interest in the company prior to consolidation, we are required to recognise our share of the reserve created on consolidation. In USGAAP, this fair value adjustment is offset against goodwill on consolidation. For fiscal 2002, the adjustment to the reconciliation to shareholders equity was $54 million.

In AGAAP, the effect of dilutions of ownership due to equity transactions conducted by third parties are recorded in a reserve. In USGAAP, this is treated as a sale of ownership interest and taken to net income. In fiscal 2003, the adjustment to net income was $2 million loss (2002: $19 million loss).

In AGAAP, we also have a share of a foreign associated entity's general reserve credit of $2 million in fiscal 2002. For USGAAP purposes this reserve has been transferred to the foreign currency translation reserve.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(t) Goodwill adjustments and other intangible assets

We adopted Statement of Financial Accounting Standard No. 142 (SFAS 142), "Goodwill and Other Intangible Assets", on 1 July 2002. Under SFAS 142, goodwill is no longer amortised but reviewed for impairment annually, or more frequently if certain impairment indicators or triggers arise. Goodwill is tested for impairment at a "reporting unit" level and we have assigned goodwill to reporting units in accordance with the net goodwill balances by legal entity included in Note 13.

We completed the initial step of the transitional impairment test within six months of adoption of SFAS 142, using a discounted cash flow technique to calculate the fair value of the reporting units to identify any impairment in the carrying value of goodwill. As a result we have recorded an impairment loss of $309 million relating to the USGAAP carrying value of goodwill in CSL as a cumulative effect of a change in accounting principle.

At 30 June 2003, we identified a further impairment in the USGAAP carrying value of the goodwill in CSL under SFAS 142. The fair value of CSL was determined using a discounted cash flow technique. As a result, under USGAAP we have recognised an additional impairment loss of $85 million.

Under AGAAP, goodwill is still amortised over its useful life and we have reversed the goodwill amortised of $178 million for the year ended 30 June 2003 in the reconciliations of net income and shareholders' equity to USGAAP.

The following table represents adjusted net income per USGAAP and adjusted earnings per share to exclude amortisation expense for goodwill that is no longer amortised:

	Telstra Group		
	Year ended 30 June		
	2003	2002	2001
	$m	$m	$m
Net income per USGAAP	3,450	3,898	3,576
Goodwill amortisation expense	-	262	126
Adjusted net income per USGAAP	3,450	4,160	3,702
	¢	¢	¢
Adjusted basic earnings per share per USGAAP (cents)	27.0	32.5	29.0
Adjusted diluted earnings per share per USGAAP (cents)	26.9	32.4	28.9

The following table represents the estimated aggregate amortisation expense for other intangible assets which are still amortised under USGAAP. These items are brandnames, customer bases, and patents, trademarks and licences:

	Telstra Group				
	Year ended 30 June				
	2004	2005	2006	2007	2008
	$m	$m	$m	$m	$m
Estimated aggregate amortisation expense	136	136	130	95	58

30(u) Consolidation

AGAAP requires consolidation of an entity where we are able to dominate decision making, directly or indirectly, relating to the financial and operating policies of that entity to enable it to operate with us in achieving our objectives. Ownership percentage as a single factor does not determine consolidation under AGAAP.

Under USGAAP, prior to the adoption of FIN 46 (refer to note 30(w) for further information), the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty per cent of the outstanding voting shares of another company is a condition pointing towards consolidation.

USGAAP also provides for exemptions from consolidation where control is likely to be temporary or where control does not rest with majority owners.

Also, in certain circumstances, an investment may not be consolidated when the investor owns a majority of the voting stock, but the minority shareholder or shareholders have certain approval, veto or participating rights.

Our AGAAP consolidation policy does not result in material differences between the consolidation policy applicable under USGAAP, and therefore we have not made any adjustments to the USGAAP reconciliation.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(v) Recently issued Australian accounting standards

A number of new accounting standards have been issued by the Australian Accounting Standards Board (AASB) that have not yet been adopted for AGAAP. A summary of the standards appears in note 1.3.

Some of these standards, once adopted, will result in certain adjustments in the reconciliations of net income to USGAAP and shareholders' equity to USGAAP no longer being required.

The more significant changes are:

Income tax

AASB 1020 "Income taxes" has been amended to introduce the balance sheet liability method currently adopted in USGAAP. Although conceptually AASB 1020 will bring AGAAP in closer alignment with USGAAP, management have not yet determined the impact the adoption of AASB 1020 will have on our financial position, results of operations or cash flows.

Adoption of International Financial Reporting Standards

The Australian Financial Reporting Council (FRC) has determined that Australian entities adopt International Financial Reporting Standards (IFRS) from 1 January 2005. This will involve completing a first time set of financial statements under IFRS for the half-year ended 31 December 2005 and for the financial year ended 30 June 2006.

Management have not yet determined the impact the adoption of IFRS will have on our financial position, results of operations or cash flows.

30(w) Recently issued United States accounting standards

Revenue Arrangements with Multiple Deliverables

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21 (EITF 00-21), "Revenue Arrangements with Multiple Deliverables", and is effective for fiscal years beginning after 15 June 2003. EITF 00-21 prescribes the determination of multiple revenue-generating activities and whether those activities contain more than one unit of accounting. Revenue from arrangements involving multiple deliverables that contain more than one unit of accounting must be allocated among the units based on their relative fair values. Management have not yet determined the effect, if any, the adoption of EITF 00-21 will have on our financial position, results of operations or cash flows.

Accounting for Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (SFAS 146) "Accounting for Costs Associated with Exit or Disposal Activities", effective for fiscal years beginning after 31 December 2002. SFAS 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognised when the liability is incurred. Under SFAS 146, the FASB determined that an entity's commitment to a plan does not, by itself, create a present obligation to other parties that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for the initial measurement of the liability. Management have not yet determined the effect, if any, the adoption of SFAS 146 will have on our financial position, results of operations or cash flows.

Amendment of SFAS 133 on Derivative Instruments and Hedging Activities

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 149 (SFAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. Statement 149 clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS 149 is generally effective for contracts entered into or modified after 30 June 2003 and for hedging relationships designated after 30 June 2003. The guidance should be applied prospectively. Management have not yet determined the effect, if any, the adoption of SFAS 149 will have on our financial position, results of operations or cash flows.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(w) Recently issued United States accounting standards (continued)

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 (SFAS 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 affects the issuer's accounting for three types of freestanding financial instruments. One type is manditorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this Statement is obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominately to a variable such as a market index, or varies inversely with the value of the issuer's shares. SFAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. This Statement is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. Management have not yet determined the impact, if any, the adoption of SFAS 150 will have on our financial position, results of operations or cash flows.

Accounting for Contingencies

In accordance with Statement of Financial Accounting Standards No. 5 (SFAS 5), "Accounting for Contingencies", and FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", we are required to recognise and measure at fair value a liability for certain guarantees we issue at the inception of the guarantee. This applies to all guarantees issued or modified by us after 31 December 2002.

Under AGAAP, we do not recognise our guarantees that we issue in the statement of financial position. They are disclosed as contingent liabilities in note 21.

We have reviewed our guarantees issued or modified after 31 December 2002 and determined that the liability to be recognised under those guarantees is not material. Therefore, no adjustment has been made to the USGAAP reconciliation.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities". FIN 46 requires a beneficiary to consolidate a variable interest entity if it is the primary beneficiary of that entity. The primary beneficiary is defined as having a variable interest in a variable interest entity that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both.

We own 100% of the equity of Telstra ESOP Trustee Pty Ltd and Telstra Growthshare Pty Ltd, the corporate trustees for the Telstra Employee Share Ownership Plan Trust (TESOP97), the Telstra Employee Share Ownership Plan Trust II (TESOP99) and the Telstra Growthshare Trust. Under AGAAP we do not consolidate or equity account these trusts as we do not control or significantly influence the trusts. Refer to note 1 and note 24 for further information.

TESOP97, TESOP99 and the Telstra Growthshare Trust are considered to be variable interest entities under FIN 46. Our maximum potential exposure to loss as a result of our involvement with TESOP97, TESOP99 and the Telstra Growthshare Trust at 30 June 2003 is $88 million. We are currently determining whether we are the primary beneficiary of the trusts. We are also still in the process of considering other potential variable interest entities. Management have not yet determined the full impact, if any, the adoption of FIN 46 on 1 July 2003 will have on our financial position, results of operations or cash flows.

Directors' Declaration

This directors' declaration is required by the Corporations Act 2001 of Australia.

The directors of Telstra Corporation Limited have made a resolution that declared:

(a) the financial statements and notes, set out on pages 2 to 152 of Telstra Corporation Limited and the Telstra Group:

(i) comply with the Accounting Standards, Corporations Regulations and Urgent Issues Group Consensus Views;

(ii) give a true and fair view of the financial position as at 30 June 2003 and performance, as represented by the results of the operations and cash flows, for the year ended 30 June 2003; and

(iii) in the directors' opinion, have been made out in accordance with the Corporations Act 2001.

(b) at the date of this declaration, in the directors' opinion, there are reasonable grounds to believe that Telstra Corporation Limited will be able to pay its debts as and when they become due and payable in Australia; and

(c) at the date of this declaration there are reasonable grounds to believe that the members of the extended closed group identified in note 23(1) to the full financial statements, as parties to a Deed of Cross Guarantee, will be able to meet any obligations or liabilities to which they are, or may become subject to, under the Deed of Cross Guarantee described in note 23(1).

For and on behalf of the board



Robert C Mansfield
Chairman

Ziggy Switkowski
Chief Executive Officer and Managing Director

Date: 28 August 2003
Melbourne, Australia

Independent Audit Report to the Members of Telstra Corporation Limited

This report is included solely for the purpose of incorporation in Telstra Corporation Limited's Annual Report 2003 as filed with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, statement of changes in shareholders' equity, accompanying notes to the financial statements, and the directors' declaration for Telstra Corporation Limited (the Telstra Entity) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the Telstra Entity and the entities it controlled during that year (the Telstra Group).

The directors of the Telstra Entity are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the Telstra Entity and the Telstra Group, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

I have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Telstra Entity.

The audit was conducted in accordance with the Australian National Audit Office Auditing Standards, which incorporate the Australian Auditing Standards, and in accordance with auditing standards generally accepted in the United States of America, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

Audit procedures were performed to assess whether, "in all material resepects," the financial report presents farily, in accordance with the Corporations Act 2001, Accounting Standards and, other mandatory professional reporting requirements in Australia, a view that is consistent with my understanding of the Telstra Entity's and the Telstra Group's financial position, and their performance as represented by the results of their operations and cash flows.

I formed my audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and other disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

I have also audited the explanation and quantification of the major differences between accounting principles generally accepted in Australia compared to accounting principles generally accepted in the United States of America, which is presented in note 30 to the financial report. I have audited note 30 in order to form an opinion whether, "in all material respects", it presents fairly, in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and generally accepted accounting procedures in the United States of America, the major differences between accounting principles generally accepted in Australia and accounting principles generally accepted in the United States of America.

While I considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of the procedures, the audit was not designed to provide assurance on internal controls

Audit procedures were performed to assess whether the substance of business transactions was accurately reflected in the financial report. These and the other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the Telstra Entity.

Independence

I am independent of the Telstra Entity, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Independent Audit Report to the Members of Telstra Corporation Limited (continued)

Audit opinion

In my opinion, the financial report of the Telstra Entity is in accordance with:

(a) the Corporations Act 2001 including:

(i) giving a true and fair view of the financial position of the Telstra Entity and the Telstra Group as at 30 June 2003 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Further, in my opinion, note 30 to the financial report presents fairly the major differences between accounting principles generally accepted in Australia and accounting principles generally accepted in the United States of America.



P. J. Barrett
Auditor-General

Date: 28 August 2003
Melbourne, Australia

Report of Independent Accountants to the Shareholders and Board of Directors of Telstra Corporation Limited

This report is included solely for the purpose of incorporation in Telstra Corporation Limited's Annual Report 2003 on Form 20-F as required by the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

We have audited the accompanying consolidated statements of financial position of Telstra Corporation Limited and its subsidiaries as of 30 June 2003 and 2002, and the related consolidated statements of financial performance, changes in shareholders' equity and cash flows for each of the three years in the period ended 30 June 2003, all expressed in Australian dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telstra Corporation Limited and its subsidiaries at 30 June 2003 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended 30 June 2003, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income expressed in Australian dollars for each of the three years in the periods ended 30 June 2003, and the determination of consolidated shareholders' equity, also expressed in Australian dollars, at 30 June 2003, 30 June 2002 and 30 June 2001, to the extent summarised in note 30 to the consolidated financial statements.

As discussed in note 1 to the consolidated financial statements, in 2001 Telstra Corporation Limited and its subsidiaries changed their accounting for service activation and certain installation fee revenues.

Ernst & Young

Ernst & Young

Date: 28 August 2003
Melbourne, Australia

Directors' report

The directors present their report on the consolidated entity (Telstra Group) consisting of Telstra Corporation Limited and the entities it controlled at the end of or during the year ended 30 June 2003.

Principal activity

Telstra's principal activity during the financial year was to provide telecommunications services for domestic and international customers. There has been no significant change in the nature of this activity during the year.

Results of operations

Telstra's net profit for the year was $3,429 million (2002: $3,661 million). This was after:

- deducting income tax expense of $1,534 million (2002: $1,796 million); and
- allowing for net losses attributable to outside equity interests in controlled entities of $35 million (2002: $11 million).

Earnings before interest and income tax expense was $5,723 million, representing a 7.9% decrease from the prior year's result of $6,216 million.

Earnings per share decreased by 6.3% from 28.5 cents per share in fiscal 2002 to 26.6 cents per share in the current year. Year on year results have been impacted by a number of factors as described below.

Review of operations

Profit before income tax expense for fiscal 2003 declined by 9.5% from the prior year to $4,928 million primarily due to the write off of the investment in our 50% owned joint venture Reach Ltd (Reach), amounting to $965 million. The investment was written down due to depressed conditions in the global market for international data and internet capacity, resulting in high levels of excess capacity, intense price competition and lower than expected revenues.

During the year, we continued to develop our full service telecommunications model and focus on cost control. We have seen growth in many areas of the business including mobiles, internet and IP products, advertising and directories and intercarrier services.

Sales revenue increased by $299 million to $20,495 million in fiscal 2003. The increase was mainly due to the inclusion of TelstraClear Limited (TelstraClear) revenue for the full twelve months, contributing $548 million to revenue. TelstraClear was acquired in December 2001 and therefore only seven months of sales revenue was included in fiscal 2002, amounting to $294 million.

Total revenue (excluding interest revenue) increased by $814 million to $21,616 million in fiscal 2003, which included revenue from the sale of assets and investments of $859 million compared with $302 million in the prior year. The sale of assets in fiscal 2003 included revenue from the sale of seven office properties of $570 million.

Operating expenses (before borrowing costs and share of net losses of associates and joint venture entities) increased by $363 million to $14,868 million. The increase was due mainly to:

- the inclusion of TelstraClear expenses of $609 million for a full year, compared with $364 million in the prior year; and
- the carrying value of assets and investments sold during the year of $661 million, compared with $307 million in the prior year.

Net borrowing costs increased by 3.2% to $795 million in fiscal 2003 primarily due to reduced interest received from the PCCW converting note. The original note in fiscal 2002 amounted to US$750 million compared to a US$53 million converting note we now hold as at 30 June 2003.

Income tax expense decreased by 14.6% to $1,534 million in fiscal 2003, giving an effective tax rate of 31.1%. The income tax expense benefited from the introduction of tax consolidation legislation from 1 July 2002. The benefit to income tax expense was $201 million and resulted from the net increase in the tax value of tax depreciable assets.

Our free cash flow increased by 18.9% to $4,565 million as a result of higher proceeds from asset and investment sales and a decrease in capital expenditure. Operating capital expenditure declined by 6.6% to $3,261 million due to tight control of our capital expenditure program. Proceeds from the sale of property, plant and equipment increased by $603 million to $797 million mainly as a result of the sale of seven office properties. Investment expenditure amounted to only $71 million in fiscal 2003, which included the acquisition of the remaining 41.6% of share capital in TelstraClear for $25 million to give us a 100% ownership interest.

Events occurring after the end of the financial year

The directors are not aware of any matter or circumstance that has arisen since the end of the financial year that, in their opinion, has significantly affected or may significantly affect in future years Telstra's operations, the results of those operations or the state of Telstra's affairs other than:

- On 28 August 2003, plans were announced to spend between $800 million and $1,000 million to buy-back a portion of the Telstra Entity's share capital, subject to regulatory approval. The share buy-back will be an off market buy-back and is the first step of a capital management program. The financial effect of the buy-back cannot be reliably estimated as yet;

- On 27 August 2003, we entered into an agreement to sell our 22.6% shareholding in our associated entity IBM Global Services Australia Limited (IBMGSA), subject to regulatory approvals. Revenue from the sale of this investment amounted to $154 million resulting in a profit before income tax expense of $149 million. We also modified a 10 year contract with IBMGSA to provide information technology services. This modification will result in an expense of $130 million being recorded in our fiscal 2004 statement of financial performance and the removal of $1,596 million of expenditure commitments disclosed as at 30 June 2003. In fiscal 2004, the net impact on our profit before income tax expense of this transaction will be $19 million; and

- On 18 July 2003, we sold our 16.4% remaining interest in Commander Communications Limited for $24 million.

The financial effect of the above events after balance date have not been recognised in our statements of financial performance, financial position or cash flows for the year ending 30 June 2003.

Dividends

The directors have declared a final ordinary dividend for the year ended 30 June 2003 of 12 cents per share ($1,544 million) fully franked. The tax rate at which the dividend is franked is 30%. The record date for the final dividend will be 26 September 2003 with payment being made on 31 October 2003.

During fiscal 2003, the following dividends were paid:

Dividend	Date declared	Date paid	Dividend per share	Total dividend
Final ordinary dividend for the year ended 30 June 2002	28 August 2002	28 October 2002	11 cents franked to 100%	$1,415 million
Interim ordinary dividend for the year ended 30 June 2003	27 February 2003	30 April 2003	12 cents franked to 100 %	$1,544 million
Interim special dividend for the year ended 30 June 2003	27 February 2003	30 April 2003	3 cents franked to 100 %	$386 million

Under current legislation, it is expected that Telstra will be able to fully frank declared ordinary dividends out of fiscal 2004 earnings. However, the directors can give no assurance as to the future level of dividends, if any, or of franking of dividends. This is because our ability to pay dividends depends upon, among other factors, our earnings, Government legislation and our tax position.

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of Telstra during the financial year other than:

- During the first half of fiscal 2003, we wrote off the carrying value of our 50% investment in Reach, amounting to $965 million. This write off reduced the value of our investments accounted for using the equity method;
- On 9 April 2003, we acquired an additional 41.6% interest in TelstraClear, giving us 100% ownership of TelstraClear and its controlled entities; and
- During the year, interest-bearing liabilities decreased by $1,822 million due to the net repayment of borrowings from available cash flow.

Likely developments

The directors believe, on reasonable grounds, that Telstra would be likely to be unreasonably prejudiced if the directors were to provide more information than there is in this report or the financial report about:

- the likely developments in Telstra's operations; or
- the expected results of those operations in the future.

Details about directors and executives

There have been no changes to the directors of Telstra Corporation Limited during the financial year and up to the date of this report.

Information about directors is provided as follows and forms part of this directors' report:

- names of directors and details of their qualifications, experience and special responsibilities are given on pages 7 to 9;
- number of board and committee meetings and attendance by directors at these meetings is provided on page 10;
- details of directors' shareholdings in Telstra are shown on page 10; and
- details of directors' emoluments are given on pages 11 to 12.

Senior executive emoluments

This information is provided on pages 12 to 19 and forms part of this report.

Share options

Telstra's equity based compensation includes performance rights, restricted shares, options and deferred shares. Performance rights, restricted shares, and options have performance hurdles. If the hurdles are not met there is no vesting entitlement to acquire Telstra shares. From 1 July 2002, Telstra suspended its option plan and replaced it with a deferred share plan. Generally, deferred shares will only vest when a specified service period is completed.

Telstra expenses the fair value of all performance rights, restricted shares, share options and deferred shares in the results reported under United States generally accepted accounting principles (USGAAP). Consistent with Australian generally accepted accounting principles (AGAAP), the company only expenses options and employee shares when it is certain that there is an actual cost that will be realised by Telstra. When an International Accounting Standard is issued and adopted as AGAAP, Telstra will apply this standard to the accounting for its option and employee share plans.

Since inception, $285 million has been expensed in the company's USGAAP financial statements in relation to the shares allocated under TESOP97 and TESOP99. Performance rights, restricted shares, options and deferred shares have given rise to a further expense of $78 million in the USGAAP financial statements since inception. In the AGAAP financial statements, an amount of $31 million has been expensed in relation to the performance rights and restricted shares. In fiscal 2003, the company has issued performance rights and deferred shares, with $19 million expensed under USGAAP and $19 million under AGAAP. Refer to note 19 of the financial statements for an explanation of the option and employee share plans and the accounting treatment applied to each plan.

The Telstra Corporation Act 1991 (Cth) prohibits the Commonwealth's shareholding falling below 50.1%. In order to fulfil its obligations under this Act and under any option or share plan, the trustee of the plan must purchase shares on market for cash to the extent of the assessed liability, for which Telstra provides funding to the trustee. Telstra expenses immediately the funding of the purchase of shares to underpin the allocation of performance rights, restricted shares and deferred shares. The purchase of shares to underpin options is accounted for as a receivable in Telstra's balance sheet as funding is provided to the trustee by Telstra.

Directors' and officers' indemnity

Constitution

Our constitution provides for us to indemnify each officer to the maximum extent permitted by law for any liability incurred as an officer provided that:

- the liability is not owed to us or a related body corporate;
- the liability is not for a pecuniary penalty or compensation order made by a Court under the Corporations Act 2001; and
- the liability does not arise out of conduct involving a lack of good faith.

Our constitution also provides for us to indemnify each officer, to the maximum extent permitted by law, for legal costs and expenses incurred in successfully defending civil or criminal proceedings.

If one of our officers or employees is asked by us to be a director or alternate director of a company which is not related to us, our constitution provides for us to indemnify the officer or employee out of our property for any liability he or she incurs. This indemnity only applies if the liability was incurred in the officer's or employee's capacity as a director of that other company. It is also subject to any corporate policy made by our chief executive officer. Our constitution also allows us to indemnify employees and outside officers in some circumstances. The terms "officer", "employee" and "outside officer" are defined in our constitution.

Deeds of indemnity in favour of directors, officers and employees

Telstra has also executed deeds of indemnity in favour of:

- directors (including past directors);
- executive officers (other than directors) and certain employees generally; and
- employees (including executive officers other than directors) involved in the formulation, entering into or carrying out, of a Telstra Sale Scheme (as defined in the Telstra Corporation Act 1991(Cth)).

Each of these deeds provides an indemnity on substantially the same terms as the indemnity provided in the constitution in favour of officers. The indemnity in favour of directors also gives directors a right of access to board papers and requires Telstra to maintain insurance cover for the directors.

The indemnity in favour of employees relating to Telstra Sale Schemes is confined to liabilities incurred as an employee in connection with the formulation, entering into or carrying out, of a Telstra Sale Scheme.

Directors' and officers' insurance

Telstra maintains a directors' and officers' insurance policy that, subject to some exceptions, provides worldwide insurance cover to past, present or future directors, secretaries or executive officers of the Telstra Entity and its subsidiaries. The directors' and officers' insurance policy prohibits disclosure of the premium payable under the policy and the nature of the liabilities insured.

Environmental regulation and performance

Performance in relation to particular and significant environmental legislation

Telstra's operations are subject to some significant environmental regulation under Commonwealth, State and Territory law, particularly with regard to:

- the impact of the rollout of telecommunications infrastructure;
- site contamination; and
- waste management.

Telstra has established procedures to monitor and manage compliance with existing environmental regulations and new regulations as they come into force.

The directors are not aware of any significant breaches of environmental regulation during the financial year.

Legal and Regulatory Compliance

Telstra is committed to conducting its business in compliance with all of its legal and regulatory obligations. Compliance with these obligations is not just a legal requirement but is integral to Telstra's commitment to its customers, employees, shareholders and the community.

Whilst we have always had in place systems to ensure compliance with our legal and regulatory obligations, we now have a more formal compliance program in place. Under this compliance program each business unit has a plan setting out how they intend to achieve legal and regulatory compliance in their operations through initiatives such as training, dissemination of information and monitoring of compliance outcomes. A Legal and Regulatory Compliance and Risk Report is also prepared for the Audit Committee every quarter.

This report provides the Audit Committee with an oversight of the initiatives being taken to achieve legal and regulatory compliance and with information on the significant legal cases in which Telstra is currently involved.

Tax Consolidation

Effective 1 July 2002, for the purposes of income taxation, Telstra Corporation Limited and its Australian resident wholly owned subsidiaries have formed a tax consolidation group. The entities within the tax consolidated group have entered into a tax sharing agreement. The terms of this agreement specify the methods of allocating any tax liability in the event of default by the Telstra Entity on its group payment obligations and the treatment where a subsidiary member exits the group. The tax liability of the group otherwise remains with the Telstra Entity.

Rounding of amounts

The Telstra Entity is a company of the kind referred to in the Australian Securities and Investments Commission class order 98/100, dated 10 July 1998 and issued pursuant to section 341(1) of the Corporations Act 2001. As a result, amounts in this report and the accompanying financial report have been rounded to the nearest million dollars, except where otherwise indicated.

This report is made in accordance with a resolution of the directors.

Robert C Mansfield

Chairman

Ziggy Switkowski
Chief Executive Officer and Managing Director
28 August 2003

Directors' profiles

As at 28 August 2003, our directors were as follows:

Name	Age	Position	Year of initial appointment	Year last re-elected [1]
Robert C Mansfield	52	Chairman	1999	2002
John T Ralph	70	Deputy Chairman	1996	2000
Zygmunt E Switkowski [2]	55	Chief Executive Officer, Managing Director	1999	-
Samuel H Chisholm	63	Director	2000	2002
Anthony J Clark	64	Director	1996	2002
John E Fletcher	52	Director	2000	-
Belinda J Hutchinson	50	Director	2001	-
Catherine B Livingstone.	47	Director	2000	2002
Charles Macek	56	Director	2001	-
Donald G McGauchie	53	Director	1998	2001
William A Owens	63	Director	2001	-
John W Stocker	58	Director	1996	2001

[1] *Other than the chief executive officer, one third of directors are subject to re-election by rotation each year.*
[2] *On 27 August 2003, the Telstra board of directors re-appointed the chief executive officer, Zygmunt E Switkowski, for a further term until 31 December 2007.*

A brief biography for each of the directors as at 28 August 2003 is presented below:

Robert C Mansfield - AO, BCom, FCPA
Age 52
Chairman
Director since November 1999 and Chairman since January 2000

Chairman, CDS Technologies Pty Ltd; Director, Dimension Data Holdings plc, Westfield Management Limited and Westfield America Management Limited; formerly Chief Executive Officer of McDonald's Australia Limited, Wormald International Limited, Optus Communications Limited and John Fairfax Holdings Limited.

John T Ralph - AC, FCPA, FTSE, FAICD, FAIM, FAusIMM, Hon LLD (Melbourne & Queensland), DUniv(ACU)
Age 70
Deputy Chairman
Director and Deputy Chairman since October 1996

Chairman, Commonwealth Bank of Australia and Australian Foundation for Science; Member, Board of Melbourne Business School. Mr Ralph was formerly Chief Executive and Managing Director of CRA Limited and Director of BHP Billiton Limited and BHP Billiton plc.

Zygmunt E Switkowski - BSc (Hons), PhD
Age 55
Chief Executive Officer and Managing Director
Chief Executive Officer and Managing Director since March 1999

Dr Switkowski has been Chief Executive Officer of Optus Communications Limited and Chairman and Managing Director of Kodak (Australasia) Pty Limited. He is a Director of REACH Ltd, FOXTEL and the Business Council of Australia.

Samuel H Chisholm
Age 63
Director since November 2000

Chairman, FOXTEL (FOXTEL Management Pty Ltd, FOXTEL Cable Television Pty Ltd, Customer Services Pty Ltd) and Chairman of the Macquarie Radio Network. Director, Australian Wool Services Limited and Victor Chang Cardiac Research Institute. Mr Chisholm was the Chief Executive and Managing Director of British Sky Broadcasting and Executive Director of the News Corporation (1990 - 1997). For 17 years previously he was Chief Executive and Managing Director of the Nine Network Australia Limited.

Anthony J Clark - AM, FCA, FAICD
Age 64
Director since October 1996

Chartered Accountant; formerly Managing Partner KPMG NSW (1992 – 1998); Chairman, Maritime Industry Finance Company Limited and Cumnock Coal Limited; Deputy Chairman, Australian Tourist Commission; Director, Amalgamated Holdings Limited Group, Ramsay Health Care Limited and Carlton Investments Limited.

John E Fletcher - FCPA
Age 52
Director since November 2000

Managing Director and Chief Executive Officer of Coles Myer Limited from 10 September 2001. Formerly Chief Executive and Managing Director of Brambles Industries Limited (retired 1 August 2001). Mr Fletcher was employed by Brambles in various management positions for 27 years including an assignment in Europe.

Belinda J Hutchinson – BEc, FCA
Age 50
Director since November 2001

Director, Energy Australia Limited, TAB Limited, QBE Insurance Group Limited, Crane Group Limited, St Vincent's and Mater Health Sydney Limited and State Library of NSW. Consultant, Macquarie Bank Limited. Ms Hutchinson has a long association with the banking industry. Ms Hutchinson has been associated with the Macquarie Bank since 1993 and was an Executive Director of Macquarie Bank. Ms Hutchinson was previously a Vice President of Citibank Limited.

Catherine B Livingstone - BA (Hons), FCA
Age 47
Director since November 2000

Chairman, CSIRO and the Australian Business Foundation; Director, Rural Press Limited and the Sydney Institute; Member, Department of Accounting and Finance Advisory Board Macquarie University; Former Managing Director of Cochlear Limited and Director of Goodman Fielder Ltd until 19 March 2003.

Charles Macek – BEc, MAdmin, FSIA, FAICD, FCPA, FAIM
Age 56
Director since November 2001

Chairman, Sustainable Investment Research Institute Pty Ltd, Financial Reporting Council (FRC) and Centre for Eye Research Australia Limited; Director, Famoice Technology Pty Ltd and Wesfarmers Limited; Victorian Councillor, Australian Institute of Company Directors. Former roles include 16 years as Founding Managing Director and Chief Investment Officer and subsequently Chairman of County Investment Management Limited. Mr Macek has had a long association with the finance and investment industry.

Donald G McGauchie
Age 53
Director since September 1998

Chairman, Rural Finance Corporation of Victoria; Deputy Chairman, Ridley Corporation Limited; Director, Reserve Bank of Australia, National Foods Limited and James Hardie Industries NV. Mr McGauchie has had extensive commercial and public policy experience, having previously held several high level advisory positions to Government including the Prime Minister's Supermarket to Asia Council, the Foreign Affairs Council and the Trade Policy Advisory Council. Mr McGauchie was Chairman of Woolstock Australia Limited from 1999-2002 and President of the National Farmers Federation from 1994-1998. He is a partner in C&E McGauchie - Terrick West Estate.

William A Owens – BS Maths, BA, MA, MBA (Hons)
Age 63
Director since November 2001

Chairman and Chief Executive Officer, Teledesic LLC; Vice Chairman, ICO Global Communications (Holdings) Limited, Director; Polycom Inc, Viasat Inc, Microvision Inc, Symantec Inc, Metal Storm Limited, BAT Limited, Biolase Inc, Cray Inc, Nortel Networks, IDT Inc, WFI Networks Inc and TIBCO Inc. Former roles include President and Chief Operating Officer, Science Applications International Corporation (SAIC); Vice Chairman, US Joint Chiefs of Staff; Deputy Chief, US Naval Operations; Commander, US Sixth Fleet. Mr Owens has had a strong history in corporate management of broadband telecommunications, information technology and internet applications.

John W Stocker - AO, MB, BS, BMedSc, PhD, FRACP, FTSE
Age 58
Director since October 1996

Chairman, Grape and Wine Research and Development Corporation and Sigma Company Limited; Director, Cambridge Antibody Technology Group plc, Circadian Technologies Limited and Nufarm Limited; Principal, Foursight Associates Pty Limited. Formerly Chief Scientist, Commonwealth of Australia.

Directors' meetings

Each director attended the following meetings and board committees during the year as a member of the board or relevant committee:

	Board		Committees			
			Audit		Appointments and Compensation	
	a	b	a	b	a	b
R C Mansfield	9	9	-	-	3	3
J T Ralph	9	9	4	4	3	3
Z E Switkowski [1]	9	9	-	-	2	2
S H Chisholm	9	7	-	-	-	-
A J Clark	9	9	4	4	-	-
J E Fletcher	9	9	-	-	-	-
B J Hutchinson [2]	9	9	2	2	-	-
C B Livingstone [3]	9	9	-	-	-	-
C Macek	9	9	4	4	-	-
D G McGauchie	9	9	-	-	3	3
W A Owens	9	8	-	-	-	-
J W Stocker	9	9	4	4	-	-

Column a: number of meetings held while a member.
Column b: number of meetings attended.
(1) *Retired as a member of the Appointments and Compensation Committee on 26 August 2002.*
(2) *Retired as a member of the Audit Committee on 17 February 2003.*
(3) *Appointed as a member of the Audit Committee on 2 June 2003.*

Directors' shareholdings in Telstra

As at 28 August 2003:

	Number of shares held		
	Direct interest	Indirect Interest[1]	Total
R C Mansfield	20,000	67,404	87,404
J T Ralph	1,000	69,104	70,104
Z E Switkowski [2][3]	46,520	89,130	135,650
S H Chisholm	-	-	-
A J Clark	10,000	58,609	68,609
J E Fletcher	-	40,850	40,850
B J Hutchinson	37,111	24,980	62,091
C B Livingstone	10,400	12,147	22,547
C Macek	-	35,568	35,568
D G McGauchie	-	26,476	26,476
W A Owens	-	7,495	7,495
J W Stocker	800	65,080	65,880

(1) *Shares in which the director does not have a relevant interest, including shares held by director related entities, are excluded from indirect interests.*
(2) *Includes:*
- *400 shares acquired with an interest free loan and 200 free shares under the terms of the Telstra Employee Share Ownership Plan 1999 (TESOP99);*
- *2,000 shares acquired with an interest free loan plus 500 free shares under the terms of the Telstra Employee Share Ownership Plan 1997 (TESOP97) and 200 loyalty shares obtained under the "one for ten loyalty offer" available to all employees who participated in the 1997 public offer; and*
- *80 loyalty shares received under the "one for ten loyalty offer" available to all employees who participated in the 1999 public offer.*

(3) *During fiscal 2003, Dr Switkowski was granted 498,200 performance rights and 249,100 deferred shares under the terms and conditions of the Telstra Growthshare Trust Deed. These performance rights and deferred shares are in addition to the above. Additional details of other equity based instruments held are included on page 17 of this report.*

Emoluments for board members and senior executives

Non-executive directors' remuneration

Telstra directors are remunerated in accordance with the company's constitution which provides for the aggregate limit for directors' fees to be set and varied by approval of a resolution at the annual general meeting of shareholders. The constitution of the company provides that the board shall determine the allocation of fees among the directors within the pool limit. The current pool approved by shareholders is $1,150,000. Directors are required to take at least 20% of their fees in shares which are purchased on market.

Directors receive reimbursement for reasonable travelling, accommodation and other expenses incurred in travelling to or from meetings of the board or committees or when otherwise engaged on the business of the company in accordance with board policy. Telstra also provides directors with telecommunications and other services and equipment to assist directors in performing their duties. From time to time, Telstra also makes products and services available to directors without charge to allow directors to familiarise themselves with the company's products and services and recent technological developments. To the extent the company considers that this provides a personal benefit to a director, this is included in the "other benefits" column in the table below.

Name	Position	Base fee	DirectShare	Other benefits [1]	Total
		$	$	$	$
Robert C Mansfield........	Chairman	197,374	53,333	24,000	274,707
John T Ralph..................	Deputy Chairman	106,667	26,667	6,340	139,674
Samuel H Chisholm [2]...	Director	-	-	-	-
Anthony J Clark............	Director	65,252	17,667	11,481	94,400
John E Fletcher.............	Director	55,440	10,600	11,150	77,190
Belinda J Hutchinson....	Director	60,905	15,949	11,582	88,436
Catherine B Livingstone	Director	56,221	15,000	11,133	82,354
Charles Macek...............	Director	65,252	17,667	10,696	93,615
Donald G McGauchie [3]..	Director	49,976	22,000	63,518	135,494
William A Owens [4]........	Director	66,000	24,000	50,691	140,691
John W Stocker	Director	55,203	48,531	8,540	112,274

(1) *Other benefits include superannuation, the value of the personal use of products and services, and fees for services other than as a director.*
(2) *Fee declined by director.*
(3) *Other benefits include $50,000 for chairing the Telstra Country Wide Advisory Board. This fee is for services other than as a director.*
(4) *Mr Owens, a US based director, received management consultancy fees (paid in US dollars). This fee is for services other than as a director.*

DirectShare

As part of the overall remuneration strategy and to encourage a longer term perspective, directors are required to receive a minimum of 20% of their remuneration by way of restricted Telstra shares through the DirectShare Plan. The shares are purchased on market and allocated to the participating director at market price. The shares are held in trust for a period of 5 years unless the participating director ceases earlier with the Telstra Group.

In accordance with the ASX Principles of Good Corporate Governance, directors are restricted from entering into arrangements which effectively operate to limit the economic risk of their security holdings in those shares allocated under the DirectShare Plan during the period the shares are held in trust.

As from 1 January 2003, directors may state a preference to increase their participation in the DirectShare Plan. Where this occurs, Telstra may provide a greater percentage of directors' fees in Telstra shares.

Superannuation

The directors may state a preference to increase the proportion of their fees taken as superannuation. Where this occurs, Telstra may provide a greater percentage of the directors' fees as superannuation contributions subject to normal legislative requirements in order to meet superannuation guarantee and other statutory obligations.

Retirement benefits

In addition to their annual fees, directors also become eligible for retirement benefits on retirement from the board. Directors who have served 9 years or more are entitled to receive a maximum amount equal to their total emoluments in the preceding 3 years. Directors, who have served less than 9 years but more than 2 years, are entitled to receive a pro-rated amount based on the number of months served as a director.

During fiscal 2003, Telstra discontinued this practice for new appointments to the Telstra board. In order to fully represent the current remuneration liabilities to Telstra, the following table displays the estimated retirement benefit each eligible director would receive if they had retired as a director of Telstra as at 30 June 2003.

Name	Position	Increase in year $	Estimated Retirement Benefit as at 30 June 2003 $
Robert C Mansfield	Chairman	99,101	314,484
John T Ralph	Deputy Chairman	69,066	292,839
Samuel H Chisholm (1) ...	Director	-	-
Anthony J Clark	Director	44,279	175,950
John E Fletcher	Director	66,437	66,437
Belinda J Hutchinson	Director	-	-
Catherine B Livingstone	Director	66,854	66,854
Charles Macek	Director	-	-
Donald G McGauchie	Director	46,209	114,369
William A Owens	Director	-	-
John W Stocker	Director	81,963	208,456

(1) *No estimated retirement benefit as an annual fee has been declined by the director.*

Chief executive officer and senior executive remuneration

Our chief executive officer and senior executive remuneration strategy provides competitive remuneration aimed at:

- aligning managers' rewards with generation of shareholder value;
- supporting business plans and corporate strategies; and
- rewarding superior performance.

The chief executive officer, and senior executives who report to the chief executive officer, participate in a semi-annual performance review process that assesses the individual's performance against set key business accountabilities. Performance against these accountabilities impacts directly on their annual incentive payments and salary movements.

Chief executive officer and senior executive remuneration components

Telstra's senior executive remuneration strategy adopts a total remuneration approach which includes the senior executives' fixed remuneration and their "at target" short term incentive. Additionally, there are medium and long term remuneration elements to ensure ongoing individual performance is aligned to performance metrics that drive shareholder value.

Total cash remuneration for the senior executive team consists of fixed cash remuneration and short term variable cash components as follows:

- **Fixed cash remuneration**

  Fixed cash remuneration is made up of salary, company superannuation contributions and benefits, including fringe benefits tax.

- **Short-term cash incentive**

  The Manager Incentive Plan (MIP) rewards the senior executive team for meeting, or exceeding, specific key annual business objectives linked to the annual business plan, at the corporate, business unit and individual level. The actual incentive for fiscal 2003 for members of this team range between 18.5% and 32.6% of their total cash remuneration depending on the senior executive's performance and accountabilities. These incentive payments represent a range of 52.7% to 93.4% of the targeted incentive payment. Measures and targeted achievement levels are reviewed each year to reflect changes in the business. For fiscal 2003, the target achievement of the company performance measures were designed to contribute 50% of the incentive payment, target achievement of the business unit performance measures were designed to contribute 20% of the incentive, and fully satisfactory performance of individual performance results would contribute 30% of the plan. The measures include financial, customer service, employee opinion and individual measures that support our key business objectives.

  The company and business unit measures for the fiscal 2003 MIP, contain minimum threshold targets for each individual measure which must be achieved before any payment is made. Similarly, significant stretch targets for each measure are included which, if achieved, return increased outcomes for senior executives. Each measure is capped, which limits the payment to double the target incentive payment.

  The chief executive officer's short term incentive payment is approved by the Telstra board based on total company performance metrics and the achievement of individual performance objectives. The actual MIP payment for the chief executive officer for fiscal 2003 is 35.6% of his total cash remuneration (the calculation of the MIP payment does not include the values of deferred remuneration and long term incentives).

Deferred remuneration

During fiscal 2003, Telstra introduced a Deferred Remuneration Plan where the chief executive officer and senior executives are provided part of their annual fixed remuneration in the form of rights to Telstra shares through the Telstra Growthshare Trust. The Deferred Remuneration Plan supports Telstra's operational and strategic plans through linking an element of the chief executive officer and senior executives' remuneration with sustained improvements in shareholder value.

A deferred share is a right to acquire a share in Telstra, subject to satisfying certain employment requirements. As deferred shares are allocated as annual fixed remuneration, they have no performance hurdle. In broad terms, if the chief executive officer or senior executive continues to be employed on the 3rd anniversary of the effective allocation date, the deferred shares will vest. The chief executive officer and senior executives may exercise their vested deferred shares at the nominal exercise price of $1 for all the deferred shares exercised on a particular day, irrespective of the number of deferred shares exercised.

Upon resignation by the chief executive officer or a senior executive, all deferred shares which have not vested to them will lapse. If the chief executive officer or a senior executive retires, the deferred shares may be vested. Where the chief executive officer or a senior executive ceases employment for any other reason, the number of the deferred shares that may vest may be adjusted taking into account the reduced period of service.

Long-term incentive

The chief executive officer and senior executives participate in the long-term incentive plan based on equity administered through the Telstra Growthshare Trust. The allocation for September 2002 and March 2003 was in the form of performance rights (allocations of options under the equity plan have been suspended with the last allocation in fiscal 2002). The right to exercise those performance rights vests when a specified performance hurdle is achieved.

For fiscal 2003, the performance hurdle to achieve 50% of the vesting entitlement of performance rights is that the Telstra 30 day average total shareholder return (TSR) must exceed the 50th percentile of the 30 day average TSR performance of the companies comprising the ASX 200 industrials ("peer group") at allocation date between the third and fifth anniversary of allocation.

Performance rights vest on a performance scale. In order to achieve 100% of the vesting entitlement of performance rights, the TSR must exceed the 75th percentile of the peer group in the first quarter of the performance period or at least the 50th percentile in quarter 1 and obtaining the 75th percentile in any of the remaining seven quarters. If the 50th percentile is not achieved in quarter 1, no vesting above the 50% allocation is available.

Offers to participate in the Deferred Remuneration Plan and the Long Term Incentive Plan are made to senior executives at the discretion of the board. For fiscal 2003, 43% of the chief executive officer's total reward and 34% of the senior managers' potential total reward was delivered through these plans.

As Telstra is not able to issue new equity, Telstra Growthshare purchases shares on market in accordance with the allocation of performance rights and deferred shares and forward liabilities for all allocations, past and present. Telstra funds the proportion of shares that are purchased to underpin the allocation of performance rights and deferred shares and treats these funds as an expense by the company. Cumulatively, over a five year period, the total number of shares and options over shares provided through Telstra Growthshare is not expected to exceed 1% of shares on issue.

In previous equity plans where options have been issued, Telstra provides a loan to the Telstra Growthshare Trust to fund the purchase of shares to underpin the options which were allocated. This loan is treated as a receivable in the Telstra statement of financial position. The Telstra Growthshare Trust pays interest to Telstra on the loan balance and may repay capital from time to time. If options are exercised, the senior executive pays the original exercise price to the Telstra Growthshare Trust and the loan is repaid. As a result there is no direct cash expense incurred by Telstra in relation to the options.

Telstra employee share ownership plans

All employees, including our senior managers who were classed as "eligible employees" at 20 September 1997 and again on 27 August 1999, were eligible to participate in the Telstra Employee Share Ownership Plans, TESOP97 and TESOP99. The terms and conditions of participation in these plans for senior managers were the same as for all other employees.

Telstra OwnShare

To facilitate increasing employee shareholding in Telstra, Telstra operates a restricted share plan (Telstra OwnShare) through which employees may state a preference to take part of their remuneration as Telstra shares. The shares are purchased on market, allocated at market value and held in trust for either a three or five year period (unless the employee leaves the Telstra Group earlier).

Senior executive emoluments

The Australian Corporations Act 2001 requires disclosure of the details of the nature and amount of each element of the emolument of each director and each of the five executives of the company receiving the highest emoluments. The information for the chief executive officer, who is also a director, and the five other officers, currently employed, who received the highest emoluments during fiscal 2003, is provided in the following table:

Remuneration of chief executive officer and the five highest paid executives

Name & position	Fixed remuneration (1) & (5)	Short term incentive (2)	Cash value of other benefits (3)	Total cash payment	Deferred remuneration (4)	Total cash & deferred remuneration
	$	$	$	$	$	$
Zygmunt Switkowski Director and Chief Executive Officer	1,354,500	750,000	8,551	2,113,051	299,920	**2,412,971**
David Moffatt Group Managing Director, Finance & Administration	948,750	371,000	400,000	1,719,750	91,866	**1,811,616**
Ted Pretty Group Managing Director, Consumer & Marketing	1,000,000	291,000	221,583	1,512,583	95,117	**1,607,700**
Douglas Campbell Group Managing Director, Telstra Country Wide & Telstra Technology	823,500	426,000	2,123	1,251,623	80,549	**1,332,172**
Bruce Akhurst Group Managing Director, Telstra Wholesale, Broadband & Media	823,500	356,000	835	1,180,335	80,549	**1,260,884**
David Thodey Group Managing Director, Telstra Business & Government	723,500	212,000	1,806	937,306	71,037	**1,008,343**

(1) *Fixed remuneration is the sum of salary, benefits, and all superannuation contributions and fringe benefits tax.*

(2) *Short term incentive relates to performance for the year ended 30 June 2003 and is based on actual performance for Telstra and the individual.*

(3) *Includes the benefit of interest free loans under TESOP97 and TESOP99, the value of the personal use of products and services related to Telstra employment as well as special contractual payments.*

(4) *The value of deferred remuneration relates to the number of Telstra shares issued under the Deferred Remuneration Plan through Telstra Growthshare. The remuneration value is calculated by applying valuation simulation methodologies consistent with assumptions that apply under the binomial and modified Black-Scholes methods. The value of the instruments is then amortised over the relevant vesting period. The value included in remuneration relates to the current year amortised value of the instruments that are yet to vest. For further detail on the assumptions used in our valuation methodologies, refer to note 19 of our 2003 Financial Report.*

(5) *Where Telstra terminates the chief executive officer's or a senior executive's employment prior to the expiration of their employment contract, for reasons other than misconduct, they are entitled to 6 months notice or payment in lieu and an amount equal to 12 months pay. Both elements are calculated on fixed remuneration at time of termination.*

Senior executives - remuneration values of all equity based instruments outstanding

chief executive officer and the five highest paid executives - remuneration values of Long Term Incentive equity based instruments			
Name	Number of Long Term Incentive Performance Rights allocated during fiscal 2003[1]	Amortisation of Long Term Incentive equity based instruments[2]	
		2003 $	2002 $
Z. Switkowski	498,200	1,356,276	973,457
T. Pretty	158,000	599,396	194,412
D. Moffatt	152,600	672,918	577,032
D. Campbell	133,800	580,374	451,248
B. Akhurst	133,800	556,752	427,626
D. Thodey	118,000	357,516	119,053

(1) *September 2002 Growthshare allocations of performance rights. The number of performance rights allocated has been determined based on the market price of a Telstra share at the date of allocation. The price at this date was $4.87. In determining the fair value of each performance right to be included in remuneration, a simulation methodology consistent with assumptions that apply under the binomial and modified Black-Scholes methods was used. This returned a fair value of $2.99 per performance right. The number of performance rights disclosed represent the number of instruments that have been allocated and may potentially vest if the relevant performance hurdle is achieved.*

(2) *The value of equity based instruments relate to options, restricted shares, and performance rights issued since the commencement of the long-term incentive plan. The value of each instrument is determined by applying option valuation simulation methodologies consistent with assumptions that apply under the binomial and modified Black-Scholes methods. The value of the instruments is then amortised over the relevant vesting period. The value included in remuneration relates to the current year amortised value of the instruments that are yet to vest. The valuations used in determining the component of remuneration derived from the issue of equity based instruments has differed from the values disclosed in prior fiscal periods. The valuations used in the current year disclosures are based on the same underlying assumptions as the prior year apart from the exclusion of adjustments for the possible non-retention of staff and the effect of non-transferability of the instruments. For further detail on the assumptions used in our valuation methodologies, refer to note 19 of our 2003 Financial Report.*

chief executive officer and the 5 highest paid executives – all equity based instruments outstanding			
Name & position	Telstra Growthshare[1] & [5]		
	Long Term Incentive Plans		Deferred Remuneration Plans
	Performance rights/ restricted shares	Options	Deferred shares
Zygmunt Switkowski Director and Chief Executive Officer	50,000[2] 96,000[3] 258,000[4] 498,200[8]	300,000[2] 464,000[3] 2,692,000[4]	249,100[6]
Ted Pretty Group Managing Director, Telstra Consumer & Marketing	21,000[2] 136,000[7] 158,000[8]	120,000[2] 1,602,000[7]	79,000[6]
David Moffatt Group Managing Director, Finance & Administration	40,000[7] 142,000[4] 152,600[8]	150,000[7] 1,480,000[4]	76,300[6]
David Thodey Group Managing Director Telstra Business & Government	102,000[4] 118,000[8]	1,068,000[4]	59,000[6]

chief executive officer and the five highest paid executives – all equity based instruments outstanding (continued)

Name & Position	Telstra Growthshare [1] & [5]		
	Long Term Incentive Plans		Deferred Remuneration Plans
	Performance Rights/ Restricted Shares	Options	Deferred Shares
Douglas Campbell Group Managing Director, Telstra Country Wide & Telstra Technology	26,000 [2] 42,000 [3] 118,000 [4] 133,800 [8]	160,000 [2] 203,000 [3] 1,234,000 [4]	66,900 [8]
Bruce Akhurst Group Managing Director, Telstra Wholesale, Broadband & Media	21,000 [2] 39,000 [3] 118,000 [4] 133,800 [8]	120,000 [2] 188,000 [3] 1,234,000 [4]	66,900 [8]

Details of current equity holdings of all managers under Telstra Growthshare

	Total options/ performance rights/ deferred shares allocated [1] & [5]	Eligible managers participating	Exercise price $	Expiry date	Allocation date	Market price at allocation date $
Options	1,533,722	21	8.02	13 Sept 2009	13 Sept 1999	8.02
	3,370,660	96	6.28	8 Sept 2010	8 Sept 2000	6.28
	150,000	1	6.55	16 Mar 2011	16 Mar 2001	6.55
	32,416,945	147	4.90	6 Sept 2011	6 Sept 2001	4.90
	1,854,000	3	5.63	14 Mar 2012	14 Mar 2002	5.63
Restricted shares	260,278	21	n/a	13 Sept 2004	13 Sept 1999	8.02
	697,960	96	n/a	8 Sept 2005	8 Sept 2000	6.28
	40,000	1	n/a	16 Mar 2006	16 Mar 2001	6.55
Performance Rights	3,098,155	147	n/a	6 Dec 2006	6 Sept 2001	4.90
	149,000	3	n/a	14 Jun 2007	14 Mar 2002	5.63
	4,034,226	166	n/a	5 Dec 2007	5 Sept 2002	4.87
	44,200	4	n/a	7 Jun 2008	7 Mar 2003	4.11
Deferred Shares	2,022,498	166	n/a	5 Sept 2007	5 Sept 2002	4.87
	22,100	4	n/a	7 Mar 2008	7 Mar 2003	4.11

(1) *For allocations prior to September 2001, an option or restricted share represents a right to own a share in Telstra. Generally, options or restricted shares may only be converted to Telstra shares if a performance hurdle is satisfied in the performance period and in the case of options, a payment of the exercise price is made. The performance hurdle for options and restricted shares allocated prior to September 2001 is that the 30 day average Telstra Accumulation Index must exceed the 30 day average S&P/ASX 200 Industrials Accumulation Index (replacing the superseded All Industrials Accumulation Index) any time during the stated performance period – that is, between the third and fifth anniversary of allocation. If the performance hurdle is satisfied in the performance period, options may be exercised at any time before the tenth anniversary of allocation; otherwise they will lapse. If the performance hurdle is satisfied in the performance period, restricted shares may be exercised at any time before the fifth anniversary of allocation; otherwise they will lapse. The market value was calculated as the weighted average price at which Telstra's ordinary shares were traded on the ASX during the 5 days prior to and including the allocation date.*

(2) ***September 1999 Growthshare allocations of options and restricted shares.*** *The number of restricted shares allocated has been determined based on the market price of a Telstra share at the date of allocation. The price at this date was $8.02, which is also the exercise price of an option applicable to this allocation. In determining the fair value of each option and restricted share to be included in remuneration, a simulation methodology consistent with assumptions that apply under the binomial and modified Black-Scholes methods was used. This returned a fair value of $1.38 per option and $5.64 per restricted share. The number of restricted shares and options disclosed represent the number of instruments that have been allocated and may potentially vest if the relevant performance hurdle is achieved.*

(3) ***September 2000 Growthshare allocations of options and restricted shares.*** *The number of restricted shares allocated has been determined based on the market price of a Telstra share at the date of allocation. The price at this date was $6.28 which is also the exercise price of an option applicable to this allocation. In determining the fair value of each option and restricted share to be included in remuneration, a simulation methodology consistent with assumptions that apply under the binomial and modified Black-Scholes methods was used. This returned a fair value of $1.59 per option and $3.62 per restricted share. The number of restricted shares and options disclosed represent the number of instruments that have been allocated and may potentially vest if the relevant performance hurdle is achieved.*

(4) ***March 2001 Growthshare allocations of options and restricted shares.*** *The number of restricted shares allocated has been determined based on the market price of a Telstra share at the date of allocation. The price at this date was $6.55 which is also the exercise price of an option applicable to this allocation. In determining the fair value of each option and restricted share to be included in remuneration, a simulation methodology consistent with assumptions that apply under the binomial and modified Black-Scholes methods was used. This returned a fair value of $1.53 per option and $3.77 per restricted share. The number of restricted shares and options disclosed represent the number of instruments that have been allocated and may potentially vest if the relevant performance hurdle is achieved.*

(5) *For allocation after fiscal 2001, an option or performance right represents a right to own a share in Telstra. Generally, options or performance rights may only be converted to Telstra shares if a performance hurdle is satisfied in the performance period and, in the case of options, a payment of the exercise price is made. The performance hurdle for options and performance rights allocated in fiscal 2002 is that the Telstra 30 day average total shareholder return 'TSR' must exceed the 50th percentile of the 30 day average TSR performance of the companies comprising the ASX 200 Industrials ("Peer Group") at allocation date between the third and fifth anniversary of allocation. Options and performance rights vest on a performance scale. If the 50th percentile ranking is achieved 100% of the allocation will vest. If at least the 50th percentile ranking is achieved in the first quarter of the performance window, additional options and performance rights may vest on a sliding scale where a higher ranking is achieved up to 75th percentile ranking. The full allocation (ie. 200%) will vest if the 75th percentile ranking is achieved. If the 50th percentile ranking is not achieved in the first quarter of the performance period, half of the maximum allocation will have a $nil value and will lapse. If the performance hurdle is satisfied in the performance period, options may be exercised at any time before the tenth anniversary of allocation; otherwise they will lapse. If the performance hurdle is satisfied in the performance period, performance rights may be exercised at any time before the fifth anniversary plus 90 days of allocation; otherwise they will lapse. The market value was calculated as the weighted average price at which Telstra's ordinary shares were traded on the ASX during the 5 days prior to and including the allocation date.*

(6) ***September 2001 Growthshare allocations of options and performance rights.*** *The number of options and performance rights allocated has been determined based on the market price of a Telstra share at the date of allocation. The price at this date was $4.90 which is also the exercise price of an option applicable to this allocation. In determining the fair value of each option and performance right to be included in remuneration, a simulation methodology consistent with assumptions that apply under the binomial and modified Black-Scholes methods was used. This returned a fair value of $1.13 per option and $2.86 per performance right. The number of performance rights and options disclosed represent the number of instruments that have been allocated and may potentially vest if the relevant performance hurdle is achieved.*

(7) ***March 2002 Growthshare allocations of options and performance rights.*** *The number of options and performance rights allocated has been determined based on the market price of a Telstra share at the date of allocation. The price at this date was $5.63 which is also the exercise price of an option applicable to this allocation. In determining the fair value of each option and performance right to be included in remuneration, a simulation methodology consistent with assumptions that apply under the binomial and modified Black-Scholes methods was used. This returned a fair value of $1.19 per option and $3.08 per performance right. The number of performance rights and options disclosed represent the number of instruments that have been allocated and may potentially vest if the relevant performance hurdle is achieved.*

(8) ***September 2002 Growthshare allocations of performance rights and deferred remuneration.*** *The number of performance rights and deferred shares allocated has been determined based on the market price of a Telstra share at the date of allocation. The price at this date was $4.87. In determining the fair value of each performance right and deferred share to be included in remuneration, a simulation methodology consistent with assumptions that apply under the binomial and modified Black-Scholes methods was used. This returned a fair value of $2.99 per performance right and $4.41 per deferred share. The number of performance rights and deferred shares disclosed represent the number of instruments that have been allocated and for performance rights, the number of instruments which may potentially vest if the relevant performance hurdle is achieved.*